Form 10KSB, Exhibit 13
period 1998-06-30
AF BANKSHARES INC
filed 1998-09-29
CIK 1064025

EXHIBIT 13.1


                              1998 ANNUANL REPORT








                                                         AF BANKSHARES, INC.(SM)

                                    CONTENTS


Selected Financial Data                                                      1-2

President's Message                                                          3-4

Management's Discussion and Analysis of Financial Condition and
   Results of Operations                                                    5-18

Independent Auditor's Report                                                  19

Financial Statements                                                       20-51

Corporate Information                                                      52-54

PRESIDENT'S MESSAGE





Dear Shareholders,

I am pleased to announce to our shareholders that AF Bankshares, Inc. ("the Company") has completed a successful year. On June 16, 1998, AF Bank completed its reorganization into a two-tier mutual holding company, pursuant to the agreement and plan of reorganization approved by the Bank's shareholders on December 8, 1997. Under the reorganization, the Bank became the wholly-owned subsidiary of AF Bankshares, Inc., a newly formed stock holding company and holders of the Bank's common stock became holders of AF Bankshares, Inc. stock, on an equal share for share exchange.

We continued to see solid growth in the Company throughout the year. Net income for the year ended June 30, 1998 was $708,403 or $.73 per share, compared to $343,438 or $.44 per share, at June 30, 1997. Total assets increased to $99,593,042, or 21.4% during the year. Stockholders' equity rose to $11.5 million at June 30, 1998, up from $11.0 million at June 30, 1997. The Company issued a cash dividend of $.20 per share for the year ended June 30, 1998.

Special attention was given to our product delivery systems and our ability to deliver quality and timely service to our customers. During fiscal year 1998, we changed data processing service bureaus, automated our proof operation and replaced our computer equipment. These changes enhanced our product delivery and customer reporting functions and equipped the Company to properly deal with year 2000 issues.

We believe that our customers are beginning to expect more than simply banking services, even from our small community oriented bank. We believe that to remain competitive and to increase shareholder value, management must remain vigilant in identifying customer needs and opportunities to meet those needs. One area of the financial services industry that fits well with financing real and personal property is the property, casualty, health and life insurance agency segment of the industry. All of our bank customers need insurance coverage of one type or another. After reviewing the possibilities, the Bank acquired two insurance agencies, Ashelande Insurance Service, Inc., located in West Jefferson, North Carolina and Brown Insurance Agency, located in North Wilkesboro, North Carolina on July 1, 1997 and formed AF Insurance Services, Inc., a wholly-owned subsidiary. The insurance subsidiary has had a successful first fiscal year, and is expected to have continued success in the coming years.

We also believe that expanding our potential market area will add value to the Company. We will enter new markets when we can structure our products and services to meet the specific needs of the new areas. During the year we expanded into Alleghany County, North Carolina, staffing the new office with local people attuned to the specific market needs of the local community. In March, we opened a branch of AF Bank, operating as Alleghany First Bank in Sparta, North Carolina. Concurrently and in the same facility, we opened an insurance branch operating as AF Insurance Services, Inc., to serve the insurance needs of Alleghany County.

Adding the insurance agencies and opening the branches in Alleghany County allows AF Bankshares, Inc. the ability to provide broader financial and insurance services to people in our expanded market area, as well as increasing the value of AF Bankshares, Inc. as a whole. During 1999 fiscal year we will establish a broker-dealer subsidiary in order to offer alternative investment opportunities to our customers. We believe that our commitment to personal customer service, to provide a broader range of financial services and expanded product lines will allow us to increase our market share and shareholder value.

On behalf of the board of directors, and employees of AF Bankshares, Inc., I would like to thank each of you for your business, support and confidence shown for our Company throughout the year.

Very truly yours,




James A. Todd
President and
Chief Executive Officer

                SELECTED FINANCIAL AND OTHER DATA OF THE COMPANY

     The following tables set forth certain information concerning the financial position and results of operations of the Company at the dates and for the years indicated. The selected financial condition data and the selected operating data for the years then ended were derived from the audited financial statements of the Company. The information should be read in conjunction with the Financial Statements of the Company presented elsewhere.

                                                                                  At June 30,
                                                        -----------------------------------------------------------------
                                                        1998           1997          1996          1995          1994
                                                        ----           ----          ----          ----          ----
                                                                     (In Thousands, Except Per Share Data)
Selected Financial Condition Data:
Total assets ...................................       $99,593       $82,024       $72,318       $65,440       $61,967

Loans receivable, net (1) ......................        72,628        70,236        62,485        58,294        53,212

Investment securities (2) ......................         9,017         6,937         5,560         2,754         3,666

Cash and cash equivalents(3) ...................        14,308         2,533         1,830         2,469         3,238

Savings deposits ...............................        82,488        68,218        63,468        58,496        55,596

FHLB advances ..................................         4,116         1,654         1,250            --            --

Equity .........................................        11,486        10,979         7,238         6,768         6,192

Book value per share ...........................         10.90         10.98           N/A           N/A           N/A


                                                                                 For the Year Ended June 30,
                                                                       --------------------------------------------------
                                                                       1998        1997      1996      1995      1994
                                                                       ----        ----      ----      ----      ----
                                                                           (In Thousands, Except Per Share Data)
Selected Operating Data:
Interest  income and dividends ....................................   $ 7,356    $ 6,213   $ 5,683   $ 5,108   $ 4,602
Interest expense ..................................................     3,795      3,245     3,204     2,630     2,287

        Net interest income .......................................     3,561      2,968     2,479     2,478     2,315
Provision for (recovery of)  loan losses ..........................       (25)        20        57       204       277
        Net interest income after provision for (recovery of) loan
        losses ....................................................     3,586      2,948     2,422     2,274     2,038
Non-interest income ...............................................       991        169       142       126       106
Non-interest expense ..............................................     3,488      2,556     1,809     1,507     1,001
Income before income tax expense and cumulative
        effect of change in accounting principles .................     1,089        561       755       893     1,143
Income tax expense ................................................       381        218       301       347       445
Income before cumulative effect of changes of accounting principles       708        343       454       546       698
Cumulative effect on prior years of changing
        to a different method of accounting for income taxes (4) ..        --         --        --        --       309
        Net income ................................................   $   708    $   343   $   454   $   546   $ 1,007

Basic earnings per share (5) ......................................   $  0.73    $  0.44   $   N/A   $   N/A   $   N/A
Diluted earnings per share (5) ....................................   $  0.72    $  0.44   $   N/A   $   N/A   $   N/A

Dividends per share ...............................................   $  0.20    $  0.10   $   N/A   $   N/A   $   N/A


----------
(1) Loans receivable, net is comprised of total loans less allowance for loan losses, undisbursed loan funds, and deferred loan fees.
(2)  Includes FHLB stock, certificates of deposit and investment securities.
(3) Includes interest-earning deposit balances of $11.4 million, $1.2 million, $840,000, $1.5 million, and $2.9 million at June 30, 1998, 1997, 1996, 1995 and 1994 respectively.
(4) Pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), on July 1, 1993 the Bank changed prospectively from the deferred method to the liability method of accounting for income taxes. The effect of the adoption of this standard is reflected in the financial statements as the cumulative effect of adopting a change in accounting principle.
(5) Earnings per share has been calculated in accordance with the Statement of Financial Accounting Standards No. 128, "Earnings Per Share", and is based on net income for the year, divided by the weighted average number of shares outstanding for the year. In accordance with the AICPA's SOP 93-6, unallocated ESOP shares were deducted from outstanding shares used in the computation of earnings per share. Diluted earnings per share includes the effect of dilutive common stock equivalents in the weighted average number of shares outstanding.

                                                                       AT OR FOR THE YEAR ENDED JUNE 30,
                                                                 --------------------------------------------------
                                                                 1998       1997      1996      1995      1994
                                                                 ----       ----      ----      ----      ----
SELECTED FINANCIAL RATIOS AND OTHER DATA: (1)

PERFORMANCE RATIOS:
        Return on average assets (2) ....................         0.77%     0.44%     0.65%     0.86%     1.20%
        Return on average equity (2) ....................         6.31%     3.64%     6.50%     8.66%    12.92%
        Average equity to average assets ................        12.21%    12.10%    10.05%     9.91%     9.29%
        Equity to total assets at end of period .........        11.53%    13.39%    10.01%    10.34%     9.99%
        Interest rate spread (3) ........................         3.64%     3.34%     3.38%     3.68%     3.74%
        Average interest-earning assets to
             to average interest-bearing liabilities ....       111.95%   114.40%   107.79%   108.94%   108.41%
        Net interest margin (4) .........................         4.17%     3.96%     3.76%     4.06%     4.09%
        Non-interest expense to average assets ..........         3.80%     3.28%     2.62%     2.37%     1.72%
        Efficiency ratio (5) ............................        76.63%    81.48%    69.20%    57.87%    41.35%
        Dividend payout ratio (7) .......................        27.40%    22.73%      N/A       N/A       N/A

REGULATORY CAPITAL RATIOS (6):
        Tangible capital ................................        10.90%    12.90%     9.80%    10.10%     9.99%
        Core capital ....................................        10.90%    12.90%     9.80%    10.10%     9.99%
        Total risk-based capital ........................        20.40%    26.30%    19.80%    21.60%    19.59%

ASSET QUALITY RATIOS AND OTHER DATA:
        Ratios:
             Nonperforming loans to total loans .........         0.03%     0.18%     0.27%     1.12%     1.48%
             Nonperforming loans and real estate owned to
                total assets ............................         0.06%     0.16%     0.24%     1.08%     1.45%
             Allowance for loan losses to:
                Nonperforming loans .....................      4851.10%   787.02%   629.89%   179.38%   139.38%
                Total loans .............................         1.60%     1.42%     1.70%     2.00%     2.06%

        Number of full service branches .................         4         3         3         2         2

----------
(1) With the exception of end of period ratios, all ratios are based on average monthly or quarterly balances during the indicated periods, and are annualized where appropriate. Asset Quality Ratios and Regulatory Capital Ratios are end of period ratios.

(2) Income before cumulative effect of changes in accounting principles is used to calculate return on average assets and return on average equity ratios.

(3)  The  interest   rate  spread   represents   the   difference   between  the
     weighted-average yield on interest-bearing assets and the weighted-average cost of interest-bearing liabilities.

(4) The net interest margin represents net interest income as a percent of average interest earning assets.

(5) The efficiency ratio represents non-interest expense as a percentage of the sum of net interest income and non-interest income.

(6) For definitions and further information relating to the Bank's regulatory capital requirements, see "Regulation - Regulation of Federal Savings
     Associations - Capital Requirements." See "Regulatory Capital Compliance" for the Bank's pro forma capital levels as a result of the Offering.

(7) The dividend payout ratio represents the dividends per share divided by the earnings per share. Earnings per share has been calculated in accordance with Statement of Financial Accounting Standards No. 128, Earnings Per Share", and is based on net income for the year, divided by the weighted average number of shares outstanding for the year. In accordance with the AICPA's SOP 93-6, unallocated ESOP shares were deducted from outstanding shares used in the computation of earnings per share. Dividends declared amounted to $0.20 per share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion contains certain forward-looking statements consisting of estimates with respect to the financial condition, results of operations and other business of the Company that are subject to various factors which could cause actual results to differ materially from those estimates. Factors which could influence the estimates include changes in general and local market conditions, legislative and regulatory conditions and an adverse interest rate environment. The information contained in this section should be read in conjunction with the Financial Statements, the accompanying Notes to the Financial Statements and the other sections contained in this document.

REORGANIZATION.

On October 4, 1996, AF Bank (the "Bank") reorganized into the mutual holding company form of organization. Members of the mutual holding company consist of depositors of the Bank, who have the sole authority to elect the board of directors of the mutual holding company for as long as it remains in mutual form. Initially, the mutual holding company's principal assets were the shares of the Bank's common stock received in the reorganization and on its initial capitalization of $100,000 in cash. The mutual holding company, which by law must own in excess of 50% of the stock of the Bank, was issued stock in the Reorganization resulting in an ownership interest of 53.8% of the Bank. The remaining shares of common stock of the Bank was sold to the depositors of the Bank. By virtue of its ownership of a majority of the outstanding shares of the Bank, the mutual holding company can generally control the outcome of most matters presented to the stockholders of the Bank for resolution by vote except for certain matters related to stock compensation plans, a vote regarding conversion of the mutual holding company to stock form, or other matters which require a vote only by the minority stockholders. The mutual holding company has registered as a savings and loan holding company and its subject to regulation, examination, and supervision by the Office of Thrift Supervision (OTS).

On June 16, 1998, the Bank completed its reorganization into a two-tier mutual holding company, pursuant to the agreement and plan of reorganization approved by the Bank's shareholders on December 8, 1997. Under the reorganization, the Bank became the wholly-owned subsidiary of AF Bankshares, Inc., a newly formed stock holding company (the "Company") and holders of the Bank's common stock became holders of the Company's common stock, on an equal share for share exchange. The Company has no operations and conducts no business of its own other than owning the Bank. The 1997 financial information includes AF Bank (formerly Ashe Federal Bank) only and the "Company" is used throughout this report for both 1998 and 1997. At June 30, 1998, the mutual holding company's primary assets consist of owning 51.1% of AF Bankshares, Inc. and 50% of AA&G, Inc., a real estate brokerage company.

GENERAL. The Company had net income of $708,000 and $343,000 for the years ended June 30, 1998 and 1997, respectively. The Company's operating results are primarily dependent upon net interest income, fees and charges and insurance commissions. Net interest income is the difference between interest earned on loans, investments and interest-earning deposits at other financial institutions and the interest-bearing savings deposits and with other borrowings. The primary interest-earning asset of the Company is its mortgage loan portfolio representing 87.4% of total loans, with approximately one-half of portfolio mortgage loans at fixed rates at June 30, 1998. The net interest income of the Company is affected by changes in economic conditions that influence market interest rates. This exposure to changes in interest rates contributes to a moderate degree of interest rate risk, as evidenced by the impact of increasing interest rates on the Company's potential earnings and on the net market value of its assets and liabilities (see "Net Portfolio Value"). Additionally, the Company receives fee income primarily from loan origination fees, late loan payment fees, commissions from the sale of credit life, accident and health insurance, insurance commissions generated from the insurance agency subsidiary and in payment of other services provided to the customer by the Company. The major non-interest costs to the Company include compensation and benefits, FDIC insurance, including a one-time special assessment during 1997, and data processing costs. Other external factors that affect the operating results of the Company include changes in government and accounting regulations, costs of implementing information technology, and changes in the competition's emphasis within the Company's market area.

MANAGEMENT STRATEGY.

The historical operations of the Company has been that of a portfolio mortgage lender, providing fixed rate loans for the residents of Ashe County, North Carolina. In the late 1980's adjustable rate mortgages (ARMs) were offered, and at June 30, 1998, ARMs represented approximately one-half of portfolio mortgage loans outstanding compared to approximately one-third at June 30, 1997. This change in the composition of the mortgage loan portfolio results from the Company's strategy implemented during the past year, of selling long term, fixed-rate mortgages while retaining the servicing. The reduction in the level of fixed rate mortgages has served to reduce the Company's exposure to interest rate risk.

During 1995, management introduced fixed rate mortgage loans with provisions allowing the Company to "call the loan due" after three or five year periods, thus reducing the period of time that the Company is exposed to a fixed rate of interest in order to reduce interest rate risk. The call provision is now used primarily where the fixed rate mortgage does not qualify for sale in the secondary market and where the borrower has no desire for an ARM. At approximately the same time, the Company began to offer consumer loans, including automobile and home improvement loans. In June 1998, the Company began funding automobile loans originated by selected dealers in its market area where the Company's loan officers have final underwriting authority to determine the acceptability of the borrowers to the Company. At June 30, 1998, the Company had closed approximately $416,000 of these loans. At June 30, 1998 consumer loans, including home equity lines of credit (HELOCs), constituted approximately 11% of gross portfolio loans. In 1994, the Company began offering commercial loans to small businesses in Ashe County and expanded that business to include Alleghany County during the fiscal year. Commercial loans generally have rates based on the prime rate of interest. Additionally, consumer and commercial loans generally have shorter terms and thus greater interest rate sensitivity than mortgage loans. Management has pursued the above mortgage and non-mortgage loan strategies to reduce the level of interest rate risk inherent in the Company's loan portfolio and maintain acceptable levels of credit risk. Funding for loan originations has been provided by aggressively marketing savings and checking accounts while maintaining competitive pricing on certificates of deposits. Additionally, the Company took advantage of favorable Federal Home Loan Bank
(FHLB) fixed rate loans that offered long term financing at favorable rates. At June 30, 1998, the Company had borrowed money totaling $4.1 million compared to $1.7 million at June 30, 1997.

In addition to loans, the Company invests in U.S. Treasury and Federal agency securities, certificates of deposit (generally with terms of five years or less), overnight deposits with the FHLB, equity securities in the Federal Home Loan Mortgage Corporation (FHLMC) and mortgage-backed securities secured by adjustable rate mortgages and issued by the Government National Mortgage Association (GNMA) and Fannie Mae. Management does not engage in the practice of trading securities. The Company's investment portfolio consists primarily of securities designated as available for sale. Management intends to maintain investment securities as a supplement to its lending activities, as a source of liquidity and as a means to reduce interest rate risk and credit risk of its asset base in exchange for lower rates of return than would typically be available with other lending activities.

The Company is committed to delivering financial products with personal service to the residents of Ashe through its three banking locations within Ashe County. Management and the board of directors realize that the expectations of traditional bank customers have changed to include a broader definition of financial services. The market place is demonstrating to our customers that financial services incorporate a wide variety of financial products including insurance and alternative investment products. In response to the changing complexion of the financial service industry, the Company acquired two insurance agencies and brought these agencies together under AF Insurance Services, Inc. Additionally, management believes that the Company must expand its market base in order to build value for the Company. In March 1998, the Company opened a branch of AF Bank in Alleghany County and operates the branch under the trade name Alleghany First Bank. At the same time, an insurance agency branch of AF Insurance Services, Inc., was opened in the same location. The staff of Alleghany First came from the local banking community and is attuned to the needs and habits of Alleghany citizens. The insurance agency personnel direct their attention to the special needs of Alleghany County citizens as well. Management now believes that it is delivering the same personalized customer service to Alleghany County that it has historically delivered to Ashe County.

BROKERAGE SERVICES

Management believes that the Company's customers perceive "financial services" to include three elements: funds transfer including checking accounts and savings instruments, insurance and securities brokerage. Further, management believes that failure to offer insurance and brokerage services will deter the Company's growth and make retention of existing customers more difficult. During the 1998 fiscal year, the Company acquired two insurance agencies to satisfy the insurance portion of its customers' expectations. During the 1999 fiscal year, the Company will offer brokerage services through a subsidiary, AF Securities, Inc. AF Securities, Inc. will initially conduct brokerage services through a third party vendor but expects to receive approval to operate with its broker/dealer registration prior to the end of the fiscal year.

COMPARISON OF FINANCIAL CONDITION AT JUNE 30, 1998, 1997 AND 1996:

At June 30, 1998, 1997 and 1996 assets totaled $99.6 million, $82.0 million, and $72.3 million, respectively. Total assets increased by $17.6 million or 21.4% from June 30, 1997 to June 30, 1998, primarily a result of an increase of $11.8 million, or 472.0%, in cash and cash equivalents and an increase of $2.4 million or 3.4% in net loans receivable from June 30, 1997 to June 30, 1998. Management believes that the increase in cash and cash equivalents is primarily a result of an increase in deposits, FHLB advances and an increase in portfolio loan refinances being sold in the secondary market. The Company's deposits increased by $14.3 million from $68.2 million at June 30, 1997 to $82.5 million at June 30, 1998. Management believes that the increase in deposits is attributable to its marketing efforts directed towards increasing balances in savings and transaction accounts. The Company's level of advances from the FHLB increased $2.4 million from $1.7 million at June 30, 1997 to $4.1 million at June 30, 1998. The Company's level of loans sold to the secondary market increased significantly during the period ended June 30, 1998, to $8.5 million, primarily due to the Company's decision to sell less profitable loans with lower interest rates. The growth in assets from June 30, 1996 to June 30, 1997 can primarily be attributed to proceeds received in the reorganization and an increase in savings deposits which funded increases in loans receivable, investment securities and liquidity. Net loans receivable, increased from $62.5 million at June 30, 1996 to $72.6 million at June 30, 1998, a $10.1 million or a 16.2% increase. Savings deposits increased $19.0 million from $63.5 million at June 30, 1996 to $82.5 million at June 30, 1998 for a 30.0 % increase.

The principal category of earning assets is loans. During the year ended June 30, 1998, loans receivable, net, increased by $2.4 million compared to a $7.8 million increase for the year ended June 30, 1997. The reduced increase in net loans is due to management's successful efforts to sell fixed rate mortgage loans to the secondary market. The increase in net loans receivable is attributable to operating in lending markets that have had sustained loan demand over the past several years. Net originations on loans receivable held for investment were $2.2 million and $7.6 million for the years ended June 30, 1998 and 1997, respectively. Beginning in the fiscal year ended June 30, 1997, the Company began actively soliciting banking relationships with local commercial customers. As a result of this focus, commercial loans receivable increased from $1.7 million at June 30, 1996 to $4.0 million at June 30, 1998, an increase of $2.3 million or 131.9%. These loans generally have rates based on the prime rate of interest and have terms of three years or less. During 1996, 1997 and 1998, the Company emphasized home equity line of credit loans. Home equity loans increased from $1.0 million at June 30, 1996 to $4.1 million at June 30, 1998, contributing to an increase of $10.1 million of net loans receivable from June 30, 1996 to June 30, 1998.

The Company's level of non-performing assets, defined as loans past due 90 days or more and repossessed assets, decreased from .16 % of total assets at June 30, 1997, to .06 % of total assets at June 30, 1998. The decrease is attributable to comprehensive lending policies and collection efforts. The Company's level of non-performing loans has remained consistently low in relation to prior periods and total loans outstanding.

The Company recovered net of charge offs, totaling $158,000 during year ended June 30, 1998 compared to net charge offs of $85,000 and $170,000, respectively, for the years ended June 30, 1997 and 1996. As a result and based on management's analysis of its allowances, no provision for additional loan loss allowance was made during the year ended June 30, 1998 other than that realized through recoveries.

The Company's investment portfolio increased by $2.1 million from $6.9 million at June 30, 1997 to $9.0 million at June 30, 1998. The majority of investments consist of U.S. Treasury and federal agency securities and mortgage-backed securities secured by adjustable rate mortgages issued by Fannie Mae and the GNMA. The increase during 1998 was funded through deposit growth and selling fixed rate mortgage loans in the secondary market.

The Company's net investment in property and equipment increased $800,000 to $2.2 million at June 30, 1998 from $1.4 million at June 30, 1996, as a result of acquiring and renovating a building located at 206 South Jefferson Avenue in West Jefferson, acquiring equipment for the Alleghany First Bank, leasehold improvements in the Alleghany facility and updating the Company's data processing equipment. The building at 206 South Jefferson Avenue is occupied by the Company's insurance agency subsidiary, a board meeting room that also serves as a community meeting room and the corporate offices for the Company. The Alleghany facility is occupied by the banking offices as well as an insurance agency subsidiary office. The Company completed replacing all of its computer equipment during the year with equipment that is compatible with the year 2000 environment.

At June 30, 1998, retained earnings increased $214,000 or 3.0% to $7.3 million dollars, from $7.1 million at June 30, 1997, as a result of earnings of $708,000, a reduction for a fair market value adjustment for the ESOP stock put option liability in the amount of $333,000 and dividends of $199,000. Additional paid in capital increased by $1.0 million or 28.9% to $4.6 million at June 30, 1998 which was offset by an equal amount charged to a contra equity account, as a result of additional shares issued under the Bank's Recognition and Retention Plan. Unrealized gain on securities available for sale decreased by $56,000 or 15.9% at June 30, 1998 primarily as a result of the sale of 7,300 shares of stock in Federal Home Loan Mortgage Corporation. At June 30, 1998 the Bank's regulatory core capital amounted to $10.9 million compared to $12.9 million at June 30, 1997, which as a percentage of total assets was 10.9% and was considerably in excess of regulatory capital requirements at such date.

COMPARISON  OF  OPERATING  RESULTS FOR THE FISCAL  YEARS ENDED JUNE 30, 1998 AND
1997:

GENERAL. Net income for the years ended June 30, 1998 and 1997 was $708,000 and $343,000, respectively. The increase of $365,000 or 106.3% during the year ended June 30, 1998 were primarily attributable to lower FDIC premiums, the absence of the one time assessment from SAIF during the year ended June 30, 1997 and from an increase in net interest income. In management's opinion, there has been an improvement in the level of interest rate risk from the end of the Company's most recent fiscal year.

NET INTEREST INCOME. Net interest income increased by $594,000 or 20.0% from $3.0 million for the year ended June 30, 1997 to $3.6 million for the year ended June 30, 1998. The increase is a result of increased average outstanding balances in interest-earning assets and an improved interest rate spread in effect during the year. The Company's interest rate spread increased primarily because the average yield on loans was higher during the year June 30, 1998 as compared to the year ended in 1997.

INTEREST INCOME. Interest income increased from $6.2 million to $7.4 million during the year ended June 30, 1998, or an 18.4% increase. This increase was attributable to both an overall increase in the weighted average yield of the Company's loan portfolio and by a change in the volume and mix of interest-earning assets outstanding.

INTEREST EXPENSE. Interest expense for the year ended June 30, 1998 increased $549,000 to $3.8 million. The increase is the result of an increase in the average outstanding balances in the level of deposits and borrowings for the year ended June 30, 1998 as compared to the similar year ended 1997. However, the increase was partially offset by a slightly lower average rate for deposits during the year ended June 30, 1998 than for the comparable year ended 1997, and was an offsetting factor to interest expense.

PROVISION FOR LOAN LOSSES. Management did not make additional provisions for loan losses during the year ended June 30, 1998; however, the Company experienced net recoveries of $158,000 that served to increase the level of loan loss reserves. During the year ended June 30, 1997, provisions were made totaling $20,000. Provisions, which are charged to operations and resulting loan loss allowances, are amounts that the Company's management believes will be adequate to absorb potential losses on existing loans that may become uncollectible. Loans are charged off against the allowance when management believes that collection is unlikely. The evaluation to increase or decrease the provisions and resulting allowances is based both on prior loan loss experience and other factors, such as changes in the nature and volume of the loan portfolio, overall portfolio quality and current economic conditions. The Company's level of non-performing loans remained consistently low in relation to prior periods and total loans outstanding during the year ended June 30, 1998. At June 30, 1998 the Company's level of general valuation allowances for loan losses amounted to $1.2 million which management believes is adequate to absorb any losses that may exist in its loan portfolio.

NON-INTEREST INCOME. Non-interest income increased by $822,000 to $991,000 during the fiscal year 1998. The increase was primarily attributable to a gain on the sale of FHLMC stock of $306,000 and insurance commissions of $404,000 generated by the insurance agency during the year ended June 30, 1998.

NON-INTEREST EXPENSE. Non-interest expense increased by $932,000 or 36.5% from $2.6 million for the year ended June 30, 1997 to $3.5 million for the year ended June 30, 1998. Increases for non-interest expense for the year ended June 30, 1998 are primarily attributable to compensation costs, occupancy cost, data processing costs and legal expenses. Compensation costs increased by $866,000 for the year ended June 30, 1998, primarily as the result of the cost of the Bank's Recognition and Retention Plan, insurance agency employees' salaries, and Alleghany First employees' salaries. Occupancy cost increased by $110,000 for the year ended June 30, 1998, because of increased depreciation expense resulting from the addition of the new office facility at 206 South Jefferson Avenue, the new branch location in Sparta, computer equipment acquired to address the year 2000 problem and one-time charges associated with changing data processing providers from NCR to Fiserv Orlando in October 1997. Additional legal costs during the current period were the result of obtaining shareholder and regulatory approvals for a recognition and retention plan, a stock option plan and establishing a mid-tier holding company.

INCOME TAXES. Income taxes resulted from applying normal, expected tax rates on income earned during the year ended June 30, 1998 and 1997. Income tax expense was $381,000 and $218,000, for the years ended June 30, 1998 and 1997. The effective tax rate applied was slightly lower than the statutory federal and state tax rates, primarily due to qualifying investment income that was exempt from state income taxes. Legislated decreases are expected in the North Carolina corporate tax rate in future periods, which would lower the overall effective tax rate.

IMPACT OF THE YEAR 2000. A lot of attention has been given to the impact that the year 2000 date change will have on businesses, utilities and other organizations that rely on computerized systems to help run their operations. The year 2000 date change can affect any system that uses computer software or computer chips including automated equipment and machinery. For example, many computer programs and computer chips store the calendar year portion of the date as two digits rather than four digits. These software programs and chips record the year 1999 as "99". This approach works until the year 2000 when the "00" may be interpreted as the year 1900 instead of the year 2000. Banks use computer systems to perform financial calculations, transfer funds, record deposits and loan payments, run security systems and vaults and a myriad of other functions. Because banks rely heavily on their computer systems, the Federal Financial Institutions Examination Council ("FFIEC") has placed significant emphasis on the problems surrounding the year 2000 issues and has required financial institutions to document the assessment, testing and corrections made to ready their computer systems and programs for the year 2000 date change. The FFIEC and OTS have strict regulations, guidelines, and milestones in place that each FDIC insured financial institution must follow in order to remain operational. The Company's board of directors has remained informed of the Company's position and progress in its year 2000 project.

The Company's year 2000 project remains on schedule according to the guidelines set forth by the FFIEC. The Company replaced all of its computer systems in the fall of 1997 with year 2000 compliant systems. The Company's internal software remediation, replacement, and testing efforts are approximately 85% complete with full completion scheduled for December 1998. The Company's most critical external exposure to year 2000 system problems is with its data processing provider, Fiserv Orlando. Fiserv renovated its systems in June 1998 and is currently testing its remediation efforts. Fiserv plans to have all of its systems year 2000 compliant by December 1998. In addition, the Company has contacted its major customers and vendors to inquire about their progress in addressing the year 2000 problem and does not believe that the problems of such customers and vendors will have a material adverse effect on the Company or its operations. The Company will continue to monitor the progress of these parties in addressing the year 2000 problem as the new millennium approaches.

As noted, the Company has replaced all of its computers and printers at a cost of $244,000. Software costs amounted to $101,000 and include internal software for accounts payable, fixed assets, payroll and insurance agency management. Management believes that all material costs to prepare for the year 2000 that are under the direct control of the Company have been incurred. The remaining costs are expected to amount to less than $10,000 and relate primarily to travel in order to test Fiserv Orlando's renovations to its software.

The year 2000 problems can affect the Company's operation in a number of ways but the mission critical issue is maintaining customers' account information including tracking deposits, interest accruals and loan payments. The Company is dependent upon electricity, telephone lines, computer hardware and Fiserv Orlando's data processing capability.

The Company is in contact with its electric utility and the utility's staff regularly updates the Company as to its progress. Assurances have been given that no major problems exist and that the electric company will have all year 2000 problems addressed well before December 31, 1999. If the electric utility is unable to certify that its renovation is completed by June 30, 1999, the Company will acquire portable generators with sufficient capacity to run the system servers and at least one work station in each branch office.

The Company uses two telephone utilities: Skyline Telephone Membership Corporation and Sprint. Skyline Telephone has tested its system with the Company and had no date related problems. Service between Fiserv Orlando and the Company is the responsibility of Fiserv Orlando. Fiserv will certify to communications by the end of 1998.

To prevent difficulties in the event there is an unforeseen interruption in either telephone or electrical service when the year changes, the Company will print hard copies of all account information. In addition, the Company will download all account information into programs on the Company's hardware that will allow bank personnel to extract customer information without regard to outside sources. Additionally, the Company stores customer information on retrievable media in house. The Company has tested its equipment for compatibility with the year 2000. The insurance agency's computer hardware is tested to be compliant with the year 2000 and tracking program will be compliant by December 31, 1998.

Fiserv Orlando has responded to the Company that renovation of its program is virtually complete. Representatives of the Company are scheduled to test the Fiserv program with the Company's applications in October 1998. All transactions are to be tested using the Company's data and procedures and any additional corrections are to be made on or before December 31, 1998. Fiserv has reported that the progress of the update is on schedule. In the event that Fiserv Orlando is unable to make the necessary corrections to its programs to accommodate the year 2000, beginning in December 1998, the Company will convert its data to one of the other Fiserv programs that is able to operate in the 2000 environment.

COMPARISON  OF  OPERATING  RESULTS FOR THE FISCAL  YEARS ENDED JUNE 30, 1997 AND
1996:

GENERAL. Net income for the years ended June 30, 1997 and 1996 was $343,000 and $454,000, respectively. The reduction in net income is primarily a result of an increase in non-interest expenses of $747,000, consisting mainly of the one-time SAIF assessment of $369,000, which was offset by an increase in net interest income in fiscal 1997.

NET INTEREST INCOME. Net interest income increased by 19.7%, or $489,000 to $3.0 million during the year ended June 30, 1997. This increase is attributable to an increase in volume, as the increase in the average interest-earning assets exceeded the increase in the average interest-bearing liabilities by $4.7 million during the year. The increase in volume was funded through proceeds received in the mutual holding company formation and related stock offering and savings deposit growth. This was somewhat offset by a slight decrease in the interest rate spread from 3.38% in 1996 to 3.34% in 1997. Overall interest rates for interest-earning assets and interest-bearing liabilities both decreased slightly during 1997.

INTEREST INCOME. Interest income from loans increased 7.9% or $422,000 to $5.7 million during the year ended June 30, 1997, primarily as a result of an increase in the average balances outstanding of $7.8 million, which was partially offset by a 39 basis point decrease in the average rate.

Interest income from investment securities increased by $145,000 to $377,000 during the year ended June 30, 1997. The change was due to a 58 basis point increase in the average yield of the portfolio and by a $1.9 million increase in the average balance of investment securities outstanding during the year.

The Bank's average yield on interest bearing-deposits increased by 86 basis points during the year ended June 30, 1997 as the Company continues to hold its deposits at the FHLB. The increase in yield was offset by a declined in the average balances of $813,000. These factors contributed to a 29.1% or $37,000 decrease in interest income from interest-bearing deposits for the year ended June 30, 1997.

INTEREST EXPENSE. Interest expense for the year ended June 30, 1997 increased $41,000 to $3.2 million. Included in the total is interest expense on borrowed funds of $50,000. The additional cost resulted from a $4.2 million increase in total average interest-bearing liabilities, including both deposits and borrowed funds. This increase in volume was offset by a 25 basis point decrease in the weighted average cost of total interest bearing liabilities.

PROVISION FOR LOAN LOSSES. During fiscal year 1997, the Bank's provision for loan losses decreased $37,000. The provision expense for the year declined due to a marked improvement in levels of delinquent and problem loans and in the overall improvement in loan quality, reducing the need for additional reserves. At June 30, 1997 and 1996 the allowance for loan losses was $1.0 million and $1.1 million or 1.47% and 1.70%, respectively of its loan portfolio. At June 30, 1997 loans delinquent 90 days or more dropped to $131,000 or 0.16% of total assets. As the delinquencies and problem assets declined to lower levels and loan quality improved, the allowance for loan losses was reduced to levels considered adequate by management. Management's periodic evaluation to increase or decrease the provision and resulting allowances is based upon the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. Management believes the allowance for loan losses is adequate to absorb losses in its loan portfolio, however, there can be no assurances that future periods will not require additional provisions.

     NON-INTEREST INCOME. Non-interest income increased 19.4% or $28,000 during fiscal year 1997 as a result of additional fees charges on deposit accounts.

NON-INTEREST EXPENSE. For the year ended June 30, 1997, non-interest expense increased $747,000 or 42%, primarily due to the one-time SAIF assessment of $368,000, to $2.6 million from $1.8 million.

Compensation and employee benefits represented the largest cost to the Bank. During the year ended June 30, 1997, salary adjustments, including ESOP expense, bonuses and additional personnel increased compensation costs by $129,000 or 15.9%. Included in this increase is compensation expense of $46,000 recognized for the ESOP contribution. Management and the Board are committed to adequate compensation for the Bank's employees and to rewarding its employees for superior performance.

Additional depreciation from the previous two years renovations and upgrades is the primary reason for the increases in occupancy and equipment costs of 28.6% or $48,000 for the fiscal year ended June 30, 1997.

For the year ended June 30, 1997, the Bank was required to pay a one-time special assessment to recapitalize the Savings Association Insurance Fund (SAIF) up to a statutory goal of 1.25% on insured deposits. The assessment was equal to
65.7 basis points of the SAIF assessable deposit base as of March 31, 1995, and amounted to $368,000. Regular deposit insurance premiums, also provided by the SAIF and administered by the FDIC, decreased $50,000 to $86,000 during 1997.

The Bank uses a third party provider to supply data processing services for its loans deposits, general ledger, and account payable functions. Data processing charges have increased as deposits and loan accounts have increased and as the Bank has added branches and increased its product offerings, both for loans and deposits. For the year ended June 30, 1997, data processing costs increased 11.6% or $14,000 compared to the year ended June 30, 1996 due to the bank's continued efforts to automate its general ledger activities.

Other non-interest expenses increased 37.8% or $223,000 for the 1997 fiscal year compared to the 1996 fiscal year largely to increases in professional fees and expenses associated with being a public company.

INCOME TAXES. Income taxes resulted from applying normal, expected tax rates on income earned during the year ended June 30, 1997 and 1996. Income tax expense was $218,000 and $301,000, for the years ended June 30, 1997 and 1996, respectively.

CAPITAL RESOURCES AND LIQUIDITY.

The term "liquidity" generally refers to an organization's ability to generate adequate amounts of funds to meet its needs for cash. More specifically for financial institutions, liquidity ensures that adequate funds are available to meet deposit withdrawals, fund loan and capital expenditure commitments, maintain reserve requirements, pay operating expenses, and provide funds for debt service, dividends to stockholders, and other institutional commitments. Funds are primarily provided through financial resources from operating activities, expansion of the deposit base, borrowings, through the sale or maturity of investments, the ability to raise equity capital, or maintenance of shorter term interest earning deposits.

During the year ended June 30, 1998, cash and cash equivalents, a significant source of liquidity, increased by approximately $11.8 million. A significant portion of this increase is a direct result of the Company's banking subsidiary selling loans in the secondary market, increases achieved in savings deposits and retaining the proceeds in the Bank's Federal Home Loan Bank account.

As a federally chartered savings bank, the Bank must maintain a daily average balance of liquid assets equal to at least 4% of withdrawable deposits and short-term borrowings. During the year ended June 30, 1998 the OTS reduced the required level of liquidity to 4% from 5%, eliminated the short term liquidity requirement and imposed a new requirement that savings associations generally maintain sufficient liquidity to ensure safe and sound operations. The Bank's liquidity ratio at June 30, 1998, as computed under OTS regulations, was considerably in excess of such requirements. Given its excess liquidity and its ability to borrow from the Federal Home Loan Bank, the Bank believes that it will have sufficient funds available to meet anticipated future loan commitments, unexpected deposit withdrawals, and other cash requirements.


ASSET/LIABILITY MANAGEMENT.

The Company's asset/liability management is focused primarily on evaluating and managing the Company's net interest income in relation to various risk criteria. Factors beyond the Company's control, such as the effects of changes in market interest rates and competition, may also have an impact on the management of interest rate risk.

In the absence of other factors, the Company's overall yield on interest-earning assets will increase as will its cost of funds on its interest-bearing liabilities when market rates increase over an extended period of time. Inversely, the Company's yields and cost of funds will decrease when market rates decline. The Company is able to manage these fluctuations to some extent by attempting to control the maturity or rate adjustments of its interest-earning assets and interest-bearing liabilities over given periods of time. One of the Company's tools to monitor interest rate risk is the measurement of sensitivity of its net portfolio value to changes in interest rates.

In order to minimize the potential effects of adverse material and prolonged increases in market interest rates on the Company's operations, management has implemented an asset/liability program designed to improve the Company's interest rate risk exposure. The program emphasizes that originations of five-year fixed rate balloon mortgages, adjustable rate mortgages, selling long term fixed rate loans to the secondary market, shorter term consumer and commercial loans, the investment of excess cash in short or intermediate term interest-earning assets, and the solicitation of deposit accounts that can be repriced rapidly.

Although the Company's asset/liability management program has generally helped to decrease the exposure of its earnings to interest rate increases, the Company continues to be susceptible to increased levels of interest rates, which will adversely affect earnings during prolonged periods of rising interest rates and positively affect earnings during prolonged periods of interest rate declines.

NET PORTFOLIO VALUE.

All federally regulated financial institutions are required to measure the exposure to changes in interest rates. Institutions with assets of less than $500 million may rely on outside sources of measurement such as that provided by the Office of Thrift Supervision (OTS) and the Federal Home Loan Bank (FHLB). The purpose is to determine how changes in interest rates affect the estimated value or Net Portfolio Value ("NPV") of the insured institution's statement of financial condition under several immediate or "shock" changes in market rates. Since the timing of repricing opportunities for interest-earning assets and interest-bearing liabilities are different, the impact of shock changes will have a negative, neutral or positive impact on the NPV of the bank based on the structure of the bank's assets and liabilities. Thus, NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities and off-balance sheet contracts. Generally, the level of interest rate risk is measured in a 200 basis point shock environment that has the most negative impact on the Company.

The Company's banking subsidiary, AF Bank, has historically been a mortgage lender which means that it generally has longer terms before repricing its assets than does its interest bearing liabilities or deposit accounts; therefore, a rising rate environment will have the most negative impact on the NPV of the Company. Management has implemented a strategy of limiting the terms of mortgage loans that it cannot sell in the secondary market, increasing the level of loans tied more closely to market interest rates such as the prime rate, and generally reducing the terms of loans that the Company offers for portfolio. The following table presents the Company's NPV at June 30, 1998, as calculated by the OTS, based on information provided to the OTS by the Company.


-------------------------------------------------------------------------------------------------------------------------
                                                                                   NPV as % of PV (5) of
-------------------------------------------------------------------------------------------------------------------------
                               Net Portfolio Value                                           Assets
                               -------------------                                           ------
-------------------------------------------------------------------------------------------------------------------------
   Change in Rates          $ Amount       $ Change (1)      % of Change (2)       Ratio (3)          Change (4)
   ---------------          --------       ------------      ----------------      ---------          ----------
-------------------------------------------------------------------------------------------------------------------------
                                        (Dollars in Thousands)
-------------------------------------------------------------------------------------------------------------------------
       +400 bp               10,752           -2,621               -20%             10.99%             -211 bp
-------------------------------------------------------------------------------------------------------------------------
       +300 bp               11,669            1,703               -13%             11.77%             -133 bp
-------------------------------------------------------------------------------------------------------------------------
       +200 bp               12,477            -895                -7%              12.44%              -67 bp
-------------------------------------------------------------------------------------------------------------------------
       +100 bp               13,096            -276                -2%              12.92%              -18 bp
-------------------------------------------------------------------------------------------------------------------------
         0 bp                13,372              0                  0%              13.10%               0 bp
-------------------------------------------------------------------------------------------------------------------------
       -100 bp               13,719             347                 3%              13.34%              +24 bp
-------------------------------------------------------------------------------------------------------------------------
       -200 bp               14,153             780                 6%              13.65%              +54 bp
-------------------------------------------------------------------------------------------------------------------------
       -300 bp               14,752            1,380               10%              14.08%              +98 bp
-------------------------------------------------------------------------------------------------------------------------
       -400 bp               15,474            2,102               16%              14.61%             +150 bp
-------------------------------------------------------------------------------------------------------------------------

(1) Represents the excess (deficiency) of NPV assuming the indicated change in interest rates minus the estimated NPV assuming no change in interest rates.
(2) Calculated as the amount of change in the estimated NPV divided by the estimated NPV assuming no change in interest rates.
(3) Calculated as the estimated NPV divided by average total assets.
(4) Calculated as the excess (deficiency) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.
(5) PV means present value.

The following chart provided by the OTS reflects further measures of the Company's interest rate risk.

      RISK MEASURES: 200BP RATE SHOCK:                    June 30, 1998     June 30, 1997
      Pre-Shock NPV Ratio: NPV as a % of PV of Assets     13.10%            16.23%
      Exposure Measure: Post Shock NPV Ratio              12.44%            13.92%
      Sensitivity Measure: Change in NPV                  -67 bp            -231 bp

Certain shortcomings are inherent in the methodology used in the above table. Modeling changes in NPV requires the making of certain assumptions that may tend to oversimplify the manner in which actual yields and costs respond to changes in market interest rates. First, the models assume that the composition of the Bank's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured. Second, the models assume that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the NPV measurements do provide an indication of the Company's interest rate risk exposure at a particular point in time, such measurements are not intended to provide a precise forecast of the effect of changes in market interest rates on the Company's net interest income. Furthermore, in times of decreasing interest rates, the value of fixed-rate assets could increase in value and the lag in repricing of interest rate sensitive assets could be expected to have a positive effect on the Company.

Management believes that the NPV method of assessing the Company's exposure to interest rate risk and potential reductions in net interest income is a useful tool for measuring risk. Management also believes that the charts reflect the positive impact of strategies to reduce interest rate risk as evidenced most prominently by the reduction in the Sensitivity Measure that shows a reduction in the amount of decline in NPV from 231 basis point as measured at June 30, 1997 to 67 basis points at June 30, 1998. The strategies that have reduced the level of interest rate risk under an increasing rate assumption will continue to reduce the impact or rising rates as long term mortgages are sold and replaced with shorter term mortgage and non-mortgage loans with rates that can be adjusted to more closely simulate market rates of interest. Management believes that a strong equity capital position and the existence of the corporate authority to raise additional capital as necessary act as valuable tools to absorb interest rate risk.

FUTURE REPORTING REQUIREMENTS

The FASB has issued SFAS No. 130, Reporting Comprehensive Income, which the Bank has not been required to adopt as of June 30, 1998. The Statement, which is effective for fiscal years beginning after December 15, 1997, establishes standards for reporting and display of comprehensive income and its components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

IMPACT OF INFLATION AND CHANGING PRICES

The financial statements and accompanying footnotes have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The assets and liabilities of the Bank are primarily monetary in nature and changes in market interest rates have a greater impact on the Company's performance than do the effects of inflation.

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
AF Bankshares, Inc. and Subsidiary
West Jefferson, North Carolina

We have audited the accompanying consolidated statements of financial condition of AF Bankshares, Inc. and Subsidiary as of June 30, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AF Bankshares, Inc. and Subsidiary as of June 30, 1998 and 1997, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.



/s/ McGladrey & Pullen, LLP
---------------------------
Charlotte, North Carolina
July 30, 1998

AF BANKSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
JUNE 30, 1998 AND 1997

ASSETS                                                                                        1998                 1997
------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents:
  Interest-bearing deposits                                                      $         11,358,167      $    1,166,463
  Noninterest-bearing deposits                                                              2,949,842           1,366,042
Certificates of deposit, at cost                                                              198,000             198,000
Securities held to maturity (fair value $100,000 in 1998 and
  1997) (Note 2)                                                                              100,000             100,000
curities available for sale (Note 2)                                                        8,094,739           6,063,321
Federal Home Loan Bank stock (Notes 2 and 6)                                                  624,000             575,700
Loans receivable, net (Notes 3 and 6)                                                      72,627,870          70,235,670
Real estate owned                                                                              38,115
Office properties and equipment, net (Note 4)                                               2,160,783           1,375,773
Accrued interest receivable on loans                                                          321,679             315,044
Accrued interest receivable on investment securities                                           87,880              77,567
Prepaid expenses and other assets                                                             439,663             280,285
Deferred income taxes, net (Note 12)                                                          307,294             270,444
Intangible assets, net of accumulated amortization of $34,990                                 285,010                  --
                                                                             --------------------------------------------
       TOTAL ASSETS                                                            $           99,593,042      $   82,024,309
                                                                             ============================================
LIABILITIES AND STOCKHOLDERS' EQUITY
-------------------------------------------------------------------------------------------------------------------------
Liabilities:
  Savings deposits (Note 5)                                                    $           82,488,216      $   68,218,496
  Note payable - ESOP (Note 9 and 17)                                                         295,420             332,420
  Advances from Federal Home Loan Bank (Note 6)                                             4,115,596           1,654,231
  Accounts payable and other liabilities (Notes 8 and 10)                                     699,555             664,936
  Redeemable common stock held by the ESOP, net of
  unearned ESOP shares (Notes 9 and 17)                                                       508,069             175,533
                                                                             --------------------------------------------
       TOTAL LIABILITIES                                                                   88,106,856          71,045,616
                                                                             --------------------------------------------

Commitments and Contingencies (Notes 10 and 13)
Stockholders' equity:  (Note 17)
  Common stock, par value $.01 per share; authorized 5,000,000 shares; issued 1,053,678 shares at 1998 and 1,000,000 shares
    at 1997 (Note 7)                                                                           10,537              10,000
  Additional paid-in capital                                                                4,580,151           3,552,726
  Retained earnings, substantially restricted (Notes 7 and 12)                              7,279,694           7,065,824
  Deferred recognition and retention plan (Note 11)                                           678,576                  --
  Unrealized gain on securities available for sale,
    net of tax (Note 2)                                                                       294,380             350,143
                                                                             --------------------------------------------
        TOTAL STOCKHOLDERS' EQUITY                                                         11,486,186          10,978,693
                                                                             --------------------------------------------
        TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                             $           99,593,042      $   82,024,309
                                                                             ============================================

See Notes to Consolidated Financial Statements.

AF BANKSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED JUNE 30, 1998 AND 1997

                                                                                        1998                            1997
                                                                               ------------------          ----------------------
Interest income:
  Loans                                                                        $          6,667,587          $         5,746,015
  Investment securities                                                                     421,609                      377,226
  Interest-bearing deposits                                                                 267,162                       90,026
                                                                               --------------------          -------------------
                                                                                          7,356,358                    6,213,267
                                                                               --------------------          -------------------
Interest expense:
  Deposits (Note 5)                                                                       3,541,900                    3,195,675
  Federal Home Loan Bank  advances (Note 6)                                                 226,392                       27,710
  Note payable, ESOP                                                                         26,512                       22,015
                                                                               --------------------          -------------------
                                                                                          3,794,804                    3,245,400
                                                                               --------------------          -------------------
          NET INTEREST INCOME                                                             3,561,554                    2,967,867
Provision for (recovery of) loan losses (Note 3)                                            (25,000)                      20,000
                                                                               --------------------          -------------------
          NET INTEREST INCOME AFTER
           PROVISION FOR (RECOVERY OF) LOAN LOSSES                                        3,586,554                    2,947,867
                                                                               --------------------          -------------------
Noninterest  income
  Insurance commissions                                                                     403,900                           --
  Gain on sale on investments available for sale                                            305,550                           --
  Other                                                                                     281,846                      169,629
                                                                               --------------------          -------------------
                                                                                            991,296                      169,629
                                                                               --------------------          -------------------
Noninterest expenses:
  Compensation and employee
   benefits (Notes 8, 9, 10 and 11)                                                       1,801,254                      935,503
  Occupancy and equipment                                                                   327,944                      217,645
  Deposit insurance premiums                                                                 43,696                       86,179
  Computer processing charges                                                               138,511                      136,880
  SAIF assessment (Note 16)                                                                 368,022                           --
  Amortization                                                                               34,990                           --
  Other                                                                                   1,141,797                      812,155
                                                                               --------------------          -------------------
                                                                                          3,488,192                    2,556,384
                                                                               --------------------          -------------------
          INCOME BEFORE INCOME TAXES                                                      1,089,658                      561,112
Income taxes (Note 12)                                                                      381,255                      217,674
                                                                               --------------------          -------------------
          NET INCOME                                                           $            708,403          $           343,438
                                                                               ====================          ===================
Basic earning per share (Note 14)                                              $               0.73          $              0.44
                                                                               ====================          ===================
Diluted earnings per share (Note 14)                                           $               0.72          $              0.44
                                                                               ====================          ===================
Cash dividends per share                                                       $               0.20          $              0.10
                                                                               =====================         ===================

See Notes to Consolidated Financial Statements

AF BANKSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED JUNE 30, 1998 AND 1997

                                                                                        Additional
                                                                     Common              Paid-In              Retained
                                                                     Stock               Capital              Earnings
------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1996                                         $            --      $              --      $       7,062,76
 Issuance of common stock,
  net of conversion costs                                                 4,249              3,543,720                   --
 Capitalization of mutual holding company                                 5,382                                    (105,382)
 ESOP shares issued                                                         369                369,051                   --
 Transfer to redeemable common stock
  net of unearned ESOP shares                                                --               (369,420)            (138,533)
 ESOP contribution                                                           --                  9,375                   --
 Cash dividend, $.10 per share                                               --                     --              (96,475)
 Net change in unrealized gain on securities
  available for sale, net (Note 2)                                           --                     --                   --
 Net income                                                                  --                     --              343,438
                                                             -----------------------------------------------------------------
Balance, June 30, 1997                                                   10,000              3,552,726            7,065,824
 Adoption of recognition and retention plan                                 537                992,506                   --
 Vesting of recognition and retention plan                                   --                     --                   --
 Transfer to redeemable common stock
  net of unearned ESOP shares                                                                        --             (332,536)
 ESOP contribution                                                           --                 34,919               37,000
 Cash dividend, $.20 per share                                               --                     --             (198,997)

 Net change in unrealized gain on securities
  available for sale, net (Note 2)                                            --                    --                    --
 Net income                                                                  --                    --               708,403
                                                             -----------------------------------------------------------------
Balance, June 30, 1998                                         $         10,537    $         4,580,151    $       7,279,694
                                                             =================================================================


See Notes to Consolidated Financial Statements.


                               Unrealized
       Deferred                  Gain on
     Recognition               Securities               Unearned                  Total
         and                    Available                 ESOP                Stockholders'
    Retention Plan              for Sale                 Shares                  Equity
-------------------------------------------------------------------------------------------------
$          --               $         175,051       $           --       $        7,237,827

           --                            --                      --                3,547,969
           --                            --                      --                 (100,000)
           --                            --                  (369,420)                 --

           --                            --                   332,420               (175,533)
           --                            --                    37,000                 46,375
           --                            --                      --                  (96,475)

           --                          175,092                   --                  175,092
           --                            --                      --                  343,438
--------------------------------------------------------------------------------------------

           --                          350,143                   --               10,978,693
        (993,043)                        --                      --                    --
        (314,467)                                                                    314,467

           --                            --                      --                 (332,536)
           --                            --                      --                  (71,919)
           --                            --                      --                 (198,997)

           --                          (55,763)                  --                  (55,763)
           --                            --                      --                 (708,403)
--------------------------------------------------------------------------------------------
$       (678,576)           $          294,380         $         --        $      11,486,186
============================================================================================

AF BANKSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JUNE 30, 1998 AND 1997

                                                                                        1998                   1997
------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
 Net income                                                               $           708,403      $         343,438
 Adjustments to reconcile net income to net cash
   provided by operating activities:
   Provision for (recovery of) loan losses                                            (25,000)                20,000
   Loss on disposal of fixed assets                                                     9,146                  1,125
   Gain on sale of investments available for sale                                    (305,550)                  --
   Provision for depreciation                                                         238,568                154,346
   Amortization of goodwill and noncompete covenant                                    34,990                   --
   Amortization of deferred loan fees                                                (222,904)              (134,638)
   Amortization of premium/discount
    on investments                                                                     12,687                 16,275
   Amortization of unearned ESOP shares                                                37,000                 37,000
   ESOP fair value adjustment                                                          34,919                  9,375
   Vesting of recognition and retention plan                                          314,467                   --
   Proceeds from sale of loans held for sale                                        8,091,901                   --
   Origination of loans held for sale                                              (8,084,101)                  --
   Gain on sale of loans held for sale                                                 (7,800)                  --
   Deferred income taxes                                                               (1,026)                55,627
   (Increase) decrease in operating assets:
      Accrued interest receivable                                                     (16,948)               (84,817)
      Prepaid expenses and other assets                                              (159,378)               155,634
   Increase in liabilities:
      Accrued interest payable                                                          2,630                 22,116
      Accounts payable and other liabilities                                           34,619                302,928
                                                                        --------------------------------------------
           NET CASH PROVIDED BY
              OPERATING ACTIVITIES                                                    696,623                865,859
                                                                        --------------------------------------------

Cash Flows from Investing Activities
 Purchases of securities available for sale                                        (5,922,587)            (1,922,013)
 Purchase of FHLB stock                                                               (48,300)               (67,400)
 Proceeds from calls of securities
   available for sale                                                               3,050,000                600,000
 Proceeds from sale of securities
   available for sale                                                                 311,633                   --

                                                     (Continued)

AF BANKSHARES, INC. AND SUBSIDIARY

YEARS ENDED JUNE 30, 1998 AND 1997

                                                                                   1998                   1997



------------------------------------------------------------------------------------------------------------------------
  Principal payments received on
   securities available for sale                                                     730,812                316,694
  Net originations of loans receivable                                            (2,195,238)            (7,636,514)
  Purchase of office properties and equipment                                     (1,036,924)              (270,534)
  Proceeds from sale of properties and equipment                                       4,200                   --
  Proceeds from sale of real estate owned                                             12,827                   --
  Purchase of goodwill and noncompete agreement                                     (320,000)                  --
                                                                         -----------------------------------------------
          NET CASH USED IN INVESTING ACTIVITIES                                   (5,413,577)            (8,979,767
                                                                         -----------------------------------------------

Cash Flows from Financing Activities
  Net increase in savings deposits                                         $      14,267,090      $       4,728,625
  Net borrowings on FHLB advances                                                  2,461,365                404,231
  Net proceeds from issuance of common stock                                            --                3,547,969
  Proceeds from borrowings                                                              --                  369,420
  Principal payments on borrowings                                                   (37,000)               (37,000)
  Capitalization of mutual holding company                                              --                 (100,000)
  Cash dividends paid                                                               (198,997)               (96,475)
                                                                         -----------------------------------------------
          NET CASH PROVIDED BY
             FINANCING ACTIVITIES                                                 16,492,458              8,816,770
                                                                         -----------------------------------------------
          NET INCREASE IN CASH
             AND CASH EQUIVALENTS                                                 11,775,504                702,862

Cash and cash equivalents:
  Beginning                                                                        2,532,505              1,829,643
                                                                         -----------------------------------------------
  Ending                                                                   $      14,308,009     $        2,532,505
                                                                         ===============================================
Supplemental Schedule of Cash and
  Cash Equivalents
    Interest-bearing deposits                                              $      11,358,167    $         1,166,463
    Noninterest-bearing                                                            2,949,842              1,366,042
                                                                         -----------------------------------------------
                                                                           $      14,308,009    $         2,532,505
                                                                         ===============================================
 Supplemental Disclosures of Cash
  Flow Information
  Cash payments for:
    Interest                                                               $       3,792,174    $         3,223,284
    Income taxes                                                                     485,178                 92,035

                                       25



                                                     (Continued)

AF BANKSHARES, INC. AND SUBSIDIARY

YEARS ENDED JUNE 30, 1998 AND 1997

                                                                                        1998                   1997
------------------------------------------------------------------------------------------------------------------------
Supplemental Disclosure of Noncash
  Investing and Financing Activities
  Net change in unrealized gain on securities
   available for sale, net of tax                                           $          (55,763)   $          175,092
  Transfer from loans receivable to real estate owned                                   50,942                 --
  Unearned ESOP shares issued                                                            --                 (369,420)
  Par value of common stock issued
   to mutual holding company                                                             --                   (5,382)
  Fair value of ESOP shares in excess
   of unearned ESOP shares                                                             295,536               138,533
  Transfer from retained earnings to redeemable common stock                           332,536               175,533







See Notes to Consolidated Financial Statements.

AF BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business: AF Bankshares, Inc. (the "Company") is a bank holding company which owns 100% of the common stock of AF Bank (the "Bank"), formerly Ashe Federal Bank. The 1997 financial statements include Ashe Federal Bank only. The Company has no operations and conducts no business of its own other than owning the Bank. The Bank is a federally chartered stock savings bank which conducts business from its main office located in West Jefferson, North Carolina and three branches in Sparta, Jefferson and Warrensville, North Carolina. The principal activities of the Bank consist of obtaining savings deposits and providing credit to customers in its primary market area, Ashe and Alleghany Counties. On April 15,1996, the Board of Directors of the Bank adopted a Plan of Reorganization and a related Stock Issuance Plan pursuant to which the Bank exchanged its federal mutual savings bank charter for a federal stock savings bank charter, conducted a minority stock offering, and formed AsheCo, M.H.C., a mutual holding company which owned 53.8% of the common stock issued by the Bank. The Bank conducted its minority stock offering in July and August of 1996 and the closing occurred on October 4, 1996. The Bank sold 461,779 shares of common stock in the minority stock offering, including 36,942 shares sold to its Employee Stock Ownership Plan (the "ESOP"), and issued 538,221 shares to the mutual holding company. See Note 17 for additional information concerning the minority stock offering and the reorganization. On June 16, 1998, the Board of Directors approved the formation of a mid-tier holding company, AF Bankshares, Inc. which became a 100% owner of the Bank in a stock swap with AsheCo, M.H.C., which was accounted for similar to a pooling of interests. At June 30, 1998, AsheCo, M.H.C.'s ownership of AF Bankshares, Inc. decreased to 51.1% due to the shares issued under the recognition and retention plan discussed in Note 11.

On July 1, 1997, the Bank purchased two insurance companies to form AF Insurance Services, Inc., which became a wholly owned subsidiary of the Bank. AF Insurance Services, Inc. operates from its main office in West Jefferson, North Carolina and branch offices in North Wilkesboro and Sparta, North Carolina. The transaction was accounted for as a purchase. Revenues are not material to the financial information.

The following is a description of the significant accounting policies used in the preparation of the accompanying financial statements.

Principles of consolidation: The consolidated financial statements include the accounts of AF Bankshares, Inc. and its wholly owned subsidiary, AF Bank and the Bank's wholly owned subsidiary, AF Insurance Services, Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

Basis of financial statement presentation: The accounting and reporting policies of the Company conform to generally accepted accounting principles and general practices within the financial services industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported revenues and expenses for the period. Actual results could differ from those estimates.

Cash and cash equivalents: For purposes of reporting the statements of cash flows, the Company includes cash on hand and demand deposits at other financial institutions with terms less than 90 days as cash and cash equivalents. The Company maintains amounts due from banks which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

AF BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment securities: The Bank has investments in debt and equity securities. Debt securities consist primarily of U. S. Treasury Notes, Federal Farm Credit Notes, Federal Home Loan Bank bonds, Fannie Mae and Government National Mortgage Association securities and certificates of deposit. Equity securities consist of Federal Home Loan Mortgage Corporation (FHLMC) stock.

Management classifies all debt securities and certain equity securities as trading, available for sale, or held to maturity as individual investment securities are acquired, and thereafter the appropriateness of such classification is reassessed at each statement of financial condition date.
Because the Bank does not buy investment securities in anticipation of short-term fluctuations in market prices, none of the investment securities are classified as trading in accordance with Statement 115. All securities have been classified as either available for sale or held to maturity.

Securities available for sale: Securities classified as available for sale are those securities that the Bank intends to hold for an indefinite period of time but, as in the case of debt securities, not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Bank's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value. Premiums and discounts are amoritized using the interest method over the securities' contractual lives. Unrealized gains or losses are reported as increases or decreases in equity, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in income.

Securities held to maturity: Securities classified as held to maturity are those securities for which the Bank has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives. Based on the Bank's financial position and liquidity, management believes the Bank has the ability to hold these securities to maturity.

Investment in Federal Home Loan Bank stock: The Bank, as a member of the Federal Home Loan Bank (FHLB) system, is required to maintain an investment in capital stock of the Federal Home Loan Bank in an amount equal to the greater of 1% of its outstanding home loans or 5% of advances from the FHLB. No ready market exists for the Federal Home Loan Bank stock, and it has no quoted market value.

Loans receivable: Loans receivable are stated at unpaid principal balances, less the allowance for loan losses, the undisbursed portion of construction loans, and net deferred loan-origination fees and costs. The Bank's loan portfolio consists principally of mortgage loans collateralized by first trust deeds on single family residences, other residential property, commercial property and land.

AF BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allowance for loan losses: The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries) based on the Bank's evaluation of the potential and inherent risk of losses in its loan portfolio. Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. While management uses the best information available to make evaluations, future adjustments may be necessary, if economic or other conditions differ or change substantially from the assumptions used.

Impaired loans: SFAS No. 114, Accounting by Creditors for Impairment of a Loan, requires that the Bank establish a specific loan allowance on an impaired loan if the present value of the future cash flows discounted using the loan's effective interest rate is less than the carrying value of the loan. An impaired loan can also be valued based upon its fair value or the market value of the underlying collateral if the loan is primarily collateral dependent. The Bank assesses for impairment all loans delinquent more than 90 days. See Note 3 for a further explanation of the Statement. No loans were impaired at June 30, 1998 and 1997, and there is no specific SFAS No. 114 allowance associated with the portfolio.

Interest income: SFAS No. 118, Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures, which amended SFAS No. 114 requires disclosure of the Bank's method of accounting for interest income on impaired loans. The Bank generally continues to accrue interest on loans delinquent 90 days or more. However, all such accrued interest is reversed by the establishment of a reserve for uncollected interest, if in the opinion of management collectibility is uncertain. Such interest, if ultimately collected, is credited to income in the period received. The Bank anticipates that it will account for interest on impaired loans in a similar fashion in the future if and when it has impaired loans.

Loan-origination fees and related costs: Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the interest method over the contractual life of the loans, adjusted for actual prepayments.

Loans held for sale: Loans held for sale are those loans the Bank has the intent to sell in the foreseeable future. They are carried at the lower of aggregate cost or market value. Gains and losses on sales of loans are recognized at settlement dates and are determined by the difference between the sales proceeds and the carrying value of the loans. All sales are made without recourse. The Bank has no loans held for sale at June 30, 1998 or 1997.

Real estate owned: Real estate owned is initially recorded at estimated fair value at the date of foreclosure establishing a new cost basis. Subsequent to foreclosure, valuations of the property are periodically performed by management and the real estate is carried at the lower of cost or fair value minus estimated costs to sell. Costs relating to improvement of the property are capitalized, while holding costs of the property are charged to expense in the period incurred.

Office properties and equipment: Office properties and equipment are stated at cost less accumulated depreciation computed principally by the straight-line method over estimated useful lives.

AF BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible assets: Goodwill is the cost of investment in AF Insurance Services, Inc. in excess of the fair value of net assets at the date of purchase and is being amoritized by the straight line method over a period of fifteen years. Noncompete agreement is stated at cost less accumulated amoritization computed by the straight-line method over a period of seven years.

Pension plans: The Bank has a 401(k) retirement plan available to substantially all employees. The Bank matches certain portions of voluntary contributions by participating employees.

The Bank has deferred compensation and retirement plan agreements for the benefit of the Board of Directors. Both plans are unfunded and the liabilities are being accrued over the terms of active service of the directors. The Bank also has an ESOP which covers substantially all of it's employees. Contributions to the plan are based on amounts necessary to fund the amortization requirements of the ESOP's debt to an unrelated third party financial institution, subject to compensation limitations, and are expensed based on the AICPA's Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans.

Additionally, the Company has implemented a qualified stock option plan authorizing the grant of up to 21,322 stock options to certain officers and directors at the time of the adoption, either in the form of incentive stock options or non-incentive stock options. The Bank has also implemented a recognition and retention plan by reserving 53,678 shares of common stock for issuance to certain officers and directors at the time of adoption.

Income taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Fair value of financial instruments: The estimated fair values required under SFAS No. 107, Disclosures About Fair Value of Financial Instruments, have been determined by the Company using available market information and appropriate valuation methodologies; however, considerable judgment is required to develop the estimates of fair value. Accordingly, the estimates presented for the fair value of the Company's financial instruments are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions or estimation methodologies may have a material effect on the estimated fair market value amounts.

The fair value estimates presented are based on pertinent information available to management as of June 30, 1998 and 1997. Although management is not aware of any factors that would significantly affect the estimated fair value amount, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and therefore, current estimates of fair value may differ significantly from the amounts presented herein.

AF BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Off-Statement of Financial Condition Risk: The Bank is a party to financial instruments with off-statement of financial condition risk such as commitments to extend credit and home equity lines of credit. Management assesses the risk related to these instruments for potential losses on an ongoing basis.

Earnings per share: The FASB has issued Statement No. 128, Earnings Per Share, which supersedes APB Opinion No. 15. Statement No. 128 requires the presentation of earnings per share by all entities that have common stock or potential common stock, such as options, warrants and convertible securities, outstanding that trade in a public market. Those entities that have only common stock outstanding are required to present basic earnings per-share amounts. Basic per-share amounts are computed by dividing net income (the numerator) by the weighted-average number of common shares outstanding (the denominator). All other entities are required to present basic and diluted per-share amounts. Diluted per-share amounts assume the conversion, exercise or issuance of all potential common stock instruments unless the effect is to reduce the loss or increase the income per common share from continuing operations. The earnings per share computation for 1997 is based on net income earned from the date of reorganization October 4, 1996, divided by the weighted average number of shares outstanding from the date of reorganization to the end of the 1997 fiscal year.

The Company initially applied Statement No. 128 for the year ended June 30, 1998 and, as required by the Statement, has restated all per share information for the prior years to conform to the Statement. See Note 14 for further information.

AF BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2. DEBT AND EQUITY SECURITIES

Debt and equity securities have been classified in the statements of financial condition according to management's intent. The carrying amount of securities and approximate fair values at June 30 were as follows:

                                                                                      1998
                                              ------------------------------------------------------------------------------------
                                                                                Gross               Gross
                                                          Amortized          Unrealized          Unrealized              Fair
                                                            Cost                Gains              Losses                Value
                                              ------------------------------------------------------------------------------------
Available for sale securities:
  Debt securities:
    U.S. Government agency securities             $       5,029,967      $       4,453     $     (11,156)   $          5,023,264
    Federal Farm Credit Notes                               400,000               --              (1,062)                398,938
    Fannie Mae and Government
     National Mortgage Association                        2,174,353             60,503              --                 2,234,856
Equity securities:
  Federal Home Loan Mortgage
  Corporation Common Stock                                    6,917            430,764              --                   437,681
                                              ------------------------------------------------------------------------------------
                                                          7,611,237            495,720           (12,218)              8,094,739
                                              ------------------------------------------------------------------------------------
Held to maturity securities:
  Debt securities:
  Student Loan Marketing
     Association                                            100,000              --                 --                   100,000
                                              ------------------------------------------------------------------------------------
Other securities:
  Federal Home Loan Bank stock                              624,000              --                 --                   624,000
                                              ------------------------------------------------------------------------------------
                                              $           8,335,237   $        495,720     $     (12,218)   $          8,818,739
                                              ====================================================================================

AF BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2. DEBT AND EQUITY SECURITIES (CONTINUED)

                                                                                      1997
                                             -------------------------------------------------------------------------------------
                                                                                Gross               Gross
                                                         Amortized           Unrealized           Unrealized              Fair
                                                           Cost                 Gains               Losses               Value
                                             -------------------------------------------------------------------------------------
Available for sale securities:
  Debt securities:
    U.S. Government agency securities          $         3,499,769   $           2,501     $         (18,265)   $      3,484,005
    Federal Farm Credit Notes                              600,000                --                  (6,749)            593,251
    Fannie Mae and Government
   National Mortgage Association                         1,375,461              64,604                  --             1,440,065
Equity securities:
 Federal Home Loan Mortgage
  Corporation Common Stock                                  13,000             533,000                  --               546,000
                                             -------------------------------------------------------------------------------------
                                                         5,488,230             600,105               (25,014)          6,063,321
                                             -------------------------------------------------------------------------------------

Held to maturity securities:
 Debt securities:
  Student Loan Marketing
    Association                                            100,000               --                    --                100,000
                                             -------------------------------------------------------------------------------------

Other securities:
 Federal Home Loan Bank stock                              575,700               --                    --                575,700
                                             -------------------------------------------------------------------------------------
                                               $         6,163,930   $         600,105   $          (25,014)   $        6,739,021
                                             =====================================================================================

The amortized cost and estimated fair value of debt securities at June 30, 1998, by contractual maturity are shown below. Fannie Mae and Government National Mortgage Association securities are not included in the maturity categories because they do not have a single maturity date. Additionally, equity securities and money market funds are not included in the maturity categories because they do not have contractual maturities.

                                                Held to maturity securities:        Available for sale securities:
                                       ---------------------------------------------------------------------------
                                              Amortized                                  Amortized
                                                Cost          Fair Value           Cost               Fair Value
                                       ---------------------------------------------------------------------------
Due from one year to five years          $      100,000  $      100,000     $      5,429,967      $   5,422,202
Fannie Mae and Government
 National Mortgage Association
 debt securities                                  --              --               2,174,353          2,234,856
Equity securities                                 --              --                   6,917            437,681
                                       ---------------------------------------------------------------------------
                                         $      100,000  $      100,000     $      7,611,237      $   8,094,739
                                       ===========================================================================

AF BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 2.  DEBT AND EQUITY SECURITIES (CONTINUED)

Sales of securities are summarized as follows for the years ended June 30:

                                                                                      1998                    1997
                                                                         -----------------------------------------------
Proceeds from calls of securities available for sale                       $          3,050,000      $        600,000
Proceeds from sale of securities available for sale                                     311,633
                                                                         -----------------------------------------------
                                                                                      3,361,633               600,000
Realized gain on sale of  securities available for sale                                (305,550)
                                                                         -----------------------------------------------
Cost of securities sold                                                    $          3,056,083               600,000
                                                                         ===============================================


The change in net unrealized gains shown as a separate component of equity for the years ended June 30, are as follows:

                                                                                      1998                    1997
                                                                         -----------------------------------------------
Balance in equity component, beginning                                     $           350,143      $         175,051
Change in net unrealized gains                                                         (91,589)               287,581
Change in deferred income taxes                                                         35,826               (112,489)
                                                                         -----------------------------------------------
Balance in equity component, ending                                        $           294,380      $         350,143
                                                                         ===============================================


The Bank, as a member of the Federal Home Loan Bank (FHLB) system, is required to maintain an investment in capital stock of the Federal Home Loan Bank in an amount equal to the greater of 1% of its outstanding home loans or 5% of advances from the FHLB. No ready market exists for the Federal Home Loan Bank stock, and it has no quoted market value. For presentation purposes, such stock is assumed to have a market value which is equal to cost.

NOTE 3. LOANS RECEIVABLE

Loans receivable at June 30, consist of the following:

                                                                                            1998                   1997
                                                                               ------------------------------------------------
  One to four-family                                                                       55,462,490              53,902,672
  Multi-family                                                                                668,146                 741,756
  Non residential                                                                           1,417,513               2,803,966
  Land                                                                                      2,423,690               1,586,514
  Construction loans                                                                        3,477,239               1,562,385
  Commercial loans                                                                          3,974,669               4,182,118
  Consumer loans                                                                            8,281,791               7,704,981
                                                                               ------------------------------------------------
                                                                                           75,705,538              72,484,392

Less:
  Undisbursed loan funds                                                                   (1,597,657)               (758,859)
  Deferred loan fees                                                                         (315,748)               (458,681)
  Allowance for loan losses                                                                (1,164,263)             (1,031,182)
                                                                               ------------------------------------------------
                                                                                           72,627,870              70,235,670
                                                                               ================================================

AF BANKSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 3.    LOANS RECEIVABLE (CONTINUED)

The following is an analysis of the allowance for loan losses for the years ended June 30:

                                                                                               1998                   1997
                                                                             ------------------------------------------------
Balance, beginning                                                             $           1,031,182      $       1,096,368
  Provisions (recoveries) charged to operations                                               25,000                 20,000
  Charge-offs                                                                                (12,936)               (88,842)
  Recoveries                                                                                 171,017                  3,656
                                                                             ------------------------------------------------
Balance, ending                                                                $           1,164,263      $       1,031,182
                                                                             ================================================


SFAS No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118 Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosure, requires that the Bank establish a specific allowance on impaired loans and disclosure of the Bank's method of accounting for interest income on impaired loans. The Bank assesses all loans delinquent more than 90 days for impairment and such loans amounted to approximately $24,000 and $131,000 at June 30, 1998 and 1997, respectively. Average balances for loans delinquent more than 90 days totaled approximately $111,000 and $142,000 for the years ended June 30, 1998 and 1997, respectively. These loans are primarily collateral dependent and management has determined that the underlying collateral value is in excess of the carrying amounts. As a result, the Bank has determined that specific allowances on these loans are not required. Interest income foregone during 1998 and 1997 was $509 and $8,186, respectively. The Bank established reserves for uncollectible interest on mortgage and consumer loans totaling $5,485 and $4,485 at June 30, 1998 and 1997, respectively.

Loans to officers and directors of the Company totaled $943,194 and $855,339 at June 30, 1998 and 1997, respectively. Activity, in aggregate, during the years ended June 30, 1998 and 1997, is summarized as follows:


                                                                                        1998                  1997
                                                                      ---------------------------------------------------
Balance, beginning                                                       $             855,339     $           735,686
Disbursements                                                                          327,935                 269,907
Payments received                                                                     (240,080)               (150,254)
                                                                       ---------------------------------------------------
Balance, ending                                                          $             943,194     $           855,339
                                                                       ===================================================


Mortgage loans serviced for others are not included in the accompanying statements of financial condition. Mortgage loan portfolios serviced for Fannie Mae were approximately $8,511,000 and 383,000 at June 30, 1998 and 1997, respectively.

There were no loans held for sale or outstanding commitments to sell loans as of June 30, 1998.

AF BANKSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 4. OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment at June 30 consist of the following:

                                                                                      1998                   1997
                                                                             ---------------------------------------------

Land and land improvements                                                     $          260,399     $      235,485
Buildings                                                                               1,239,304            831,226
Furniture and fixtures                                                                  1,065,993            683,388
Leasehold improvements                                                                    197,540            123,556
Automobiles                                                                                84,345             26,570
                                                                             ---------------------------------------------
                                                                                        2,847,581          1,900,225
Accumulated depreciation                                                                 (686,798)          (524,452)
                                                                             ---------------------------------------------
                                                                               $        2,160,783     $    1,375,773
                                                                             =============================================

NOTE 5. SAVINGS DEPOSITS

Savings deposits at June 30 consist of the following:

                                                                                  1998                   1997
                                                                       -----------------------------------------------------
NOW accounts at 3.00% (3.22% 1997)                                       $          8,465,225     $      8,849,683
Commercial and free checking (non-interest bearing)                                 3,469,656              900,676
Passbook savings 4.25% (4.03% 1997)                                                16,729,421            1,067,227
Money market demand accounts 3.75% (3.95% 1997)                                     1,855,571            2,497,556
                                                                       -----------------------------------------------------
                                                                                   30,519,873            2,292,019
                                                                       -----------------------------------------------------
Certificates of Deposit:
 weighted average rate of 5.52% (5.52% 1997)
   4.00% to 5.99%                                                                  45,411,880            3,873,050
   6.00% to 7.99%                                                                   6,388,645            6,402,610
                                                                       -----------------------------------------------------
                                                                                   51,800,525            4,513,311
                                                                       -----------------------------------------------------

Accrued interest payable                                                              167,818              165,188
                                                                       -----------------------------------------------------
                                                                         $         82,488,216    $      68,218,496
                                                                       =====================================================
Weighted average cost of savings deposits                                                4.94%                4.96%
                                                                       =====================================================


At June 30, 1998, scheduled maturities of certificates of deposit are as follows:

                          1999                  2000              2001                2002           After          Total
                   --------------------------------------------------------------------------------------------------------

4.00% to  5.99%      $     3,911,354   $      4,044,083   $     1,726,566      $     277,260   $     250,042   $  4,541,188
6.00% to  7.99%            4,557,050          1,570,003           126,489            135,103            --        6,388,645
                   --------------------------------------------------------------------------------------------------------
                     $    43,670,599   $      5,614,086   $     1,853,055      $     412,363   $     250,422   $ 51,800,525
                   ========================================================================================================

AF BANKSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 5. SAVINGS DEPOSITS (CONTINUED)

The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was $13,894,135 and $11,598,470 at June 30, 1998 and
1997, respectively. At June 30, 1998, scheduled maturities of jumbo certificates of deposit are as follows:

                                                                                                              Weighted
                                                                                   Amount                   Average Rate
                                                                   ------------------------------------------------------
Maturity period:
  Within three months                                                $             3,997,344                   5.57%
  Three through six months                                                         3,071,983                   5.69
  Six through twelve months                                                        5,252,072                   5.74
  Over twelve months                                                               1,572,736                   5.45
                                                                   ------------------------------------------------------
                                                                     $            13,894,135                   5.65%
                                                                   ======================================================


Eligible savings accounts are insured to $100,000 by the Savings Association Insurance Fund (SAIF) which is administered by the Federal Deposit Insurance Corporation (FDIC).

The Bank has pledged securities with a fair value of $100,000 at June 30, 1998 as collateral on treasury tax and loan account

Interest expense on savings deposits consists of the following for the years ended June 30:

                                                                                   1998                        1997
                                                                  ---------------------------------------------------
Now accounts and money market accounts                              $               353,185          $       343,841
Passbook savings accounts                                                           538,205                  416,153
Certificate accounts                                                              2,650,510                2,435,681
                                                                  ---------------------------------------------------
                                                                    $             3,541,900          $     3,195,675
                                                                  ===================================================




NOTE 6. FEDERAL HOME LOAN BANK ADVANCES

The Bank had advances outstanding of $4,115,596 and $1,654,231 at June 30, 1998 and 1997, respectively, from the Federal Home Loan Bank (FHLB). Interest is payable at rates ranging from 5.68% to 6.87%. Pursuant to collateral agreements with the FHLB, advances are collateralized by all the Bank's stock in the FHLB and qualifying first mortgage loans. $1,500,000 of the advances are due by August of 1998, $2,462,500 are due by September of 2002 and the remaining $153,096 is due January 2007. Interest expense was $226,392 and $27,710 for the years ended June 30, 1998 and 1997, respectively.

AF BANKSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 7. STOCKHOLDERS' EQUITY

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The Office of Thrift Supervision (OTS) regulations require institutions to have a minimum regulatory tangible capital equal to 1.5% of total assets, a minimum 3% of total assets for the core capital ratio and 8% of risk-weighted assets for the risk-based capital ratio. At June 30, 1998, the Bank exceeded all of the capital requirements.

The following is a reconciliation of the Bank's capital in accordance with generally accepted accounting principles (GAAP) to the three components of regulatory capital calculated under the requirements of the OTS at June 30, 1998 and 1997:

                                                                      June 30, 1998 Regulatory Capital
                            --------------------------------------------------------------------------------------------------------
                                           Percent of                        Percent of                     Percent of
                               Tangible     Tangible         Core             Tangible      Risk-based      Risk-based
                                Capital      Assets         Capital            Assets         Capital         Assets
                            --------------------------------------------------------------------------------------------------------
GAAP capital                  $ 11,486,186               $ 11,486,186                      $ 11,486,186
Goodwill and
 other nonincludable
 assets                           (285,010)                  (285,010)                         (300,010)
Unrealized gain on
 securities
 available for sale               (294,380)                  (294,380)                         (294,380)
Qualifying general
 loan loss
 allowance                               _                          _                           715,254
                             -------------               ------------                      ------------
Regulatory capital              10,906,796    10.9%        10,906,796         10.9%          11,607,050         20.4%
Minimum capital
 requirement                    11,494,270     1.5          2,988,540          3.0            4,543,304          8.0
                             ---------------------------------------------------------------------------------------------
Excess regulatory
 capital                    $   9,412,526     9.4%      $  7,918,256          7.9%       $   7,063,746         12.4%
                             ==============================================================================================

AF BANKSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 7. STOCKHOLDERS' EQUITY (CONTINUED)

                                                                      June 30, 1998 Regulatory Capital
                            --------------------------------------------------------------------------------------------------------
                                                   Percent of                          Percent                             Percent
                                     Tangible       Tangible              Core        Tangible             Risk-based     Risk-based
                                     Capital         Assets              Capital        Assets               Capital        Assets
                            --------------------------------------------------------------------------------------------------------

GAAP capital                      $  10,978,693                          $ 10,978,693                    $ 10,978,693
Unrealized gain on
  securities
  available for sale                   (350,143)                             (350,143)                       (350,143)
Qualifying general
  loan loss
  allowance                                   _                                     _                         540,788
                                  -------------                           -----------                    ------------
Regulatory capital                   10,628,550        12.9%               10,628,550      12.9%           11,169,338        26.3%
Minimum capital
  requirement                         1,240,564         1.5                 2,481,128       3.0             3,421,449         8.0
                            --------------------------------------------------------------------------------------------------------
Excess regulatory
  capital                          $  9,387,986        11.4%             $  8,147,422       9.9%         $  7,747,889        18.3%
                            ========================================================================================================


As of June 30, 1998, the most recent notification from the Office of Thrift Supervision (OTS) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain total capital to risk weighted assets of 10%, Tier I Capital to risk weighted assets of 6% and Tier I Capital to total assets of 5% or $5,679,000, $3,407,000 and $4,981,000, respectively. There are no conditions or events since that notification that management believes have changed the Bank's category.

Under the conversion regulations the Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's equity to be reduced below (1) the amount required for the liquidation account; or (2) the net worth requirements imposed by the OTS.

The Company paid cash dividends totaling $.20 and $.10 per share during the years ended June 30, 1998 and 1997, respectively. On July 20, 1998, the Company declared a $.05 per share cash dividend for stockholders of record as of August 7, 1998 to be paid on September 2, 1998. This dividend will be funded by an upstream dividend from the Bank to the Company.

NOTE 8. EMPLOYEE PENSION AND INCENTIVE PLANS

The Bank has adopted a profit-sharing plan during 1997 for the benefit of substantially all employees. Contributions are discretionary and totaled $52,300 and $36,749 for the years ended June 30, 1998 and 1997, respectively.

The Bank also has a discretionary bonus plan under which bonuses are paid to all employees if approved by the Board of Directors each year. Expense related to these incentives was $54,289 and $60,787 for the years ended June 30, 1998 and 1997, respectively.

In addition, the Bank implemented a 401(k) retirement plan during the year ended June 30, 1998 which contains provisions for specified matching contributions by the Bank. The Bank funds contributions as they accrue and 401(k) plan expense amounted to $74,239 for the year ended June 30, 1998.

AF BANKSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 9. EMPLOYEE STOCK OWNERSHIP PLAN

As part of the reorganization, the Bank established an ESOP to benefit substantially all employees. The ESOP purchased 36,942 shares of common stock with the proceeds from a loan from a third party financial institution. The note requires annual principal payments of 10% of the outstanding principal balance plus nterest at the lending institution's prime rate (8.5% at June 30, 1998) less .5% with a balloon payment due June, 2002. The Bank is expected to make quarterly contributions to the ESOP in amounts sufficient to allow the ESOP to make its scheduled principal and interest payments on the note. The ESOP shares are pledged as collateral for the debt. As the debt is repaid, shares are released from collateral and allocated to active employees, based on proportion of debt service paid in the year. The debt of the ESOP is recorded as debt in the Company's accompanying statement of financial condition.

At June 30, 1998, future principal payments are due as follows:

Year Ending June 30:                                          Amount
-------------------------------------------------------------------------

1999                                                               29,918

2000                                                               26,926

2001                                                               24,233

2002                                                              214,343
                                                      --------------------
                                                        $         295,420
                                                      ====================


Dividends on unallocated shares may be used by the ESOP to repay the debt to the Bank and are not reported as dividends in the financial statements. Dividends on allocated or committed to be allocated shares are credited to the accounts of the participants and reported as dividends in the financial statements.

Excluding interest, expense of $71,919 and $46,375 during 1998 and 1997 has been incurred in connection with the ESOP. The expense includes, in addition to the cash contribution necessary to fund the ESOP, $34,919 in 1998 and $9,375 in 1997, which represents the difference between the fair value of the shares which have been released or committed to be released to participants, and the cost of these shares to the ESOP. The Bank has credited this amount to paid-in capital in accordance with the provisions of AICPA Statement of Position 93-6.

At June 30, 1998 and 1997, 7,400 and 3,700 shares held by the ESOP have been released or committed to be released to the plan's participants for purposes of computing earnings per share. The fair value of the unallocated shares amounted to approximately $643,000 and $457,000 at June 30, 1998 and 1997, respectively.

The Bank has also recorded a liability for a put back option, which represents the excess of the fair market value of the total number of ESOP shares over the original cost of the unallocated ESOP shares. The liability recorded under the put back option was $508,069 and $175,533 at June 30, 1998 and 1997, respectively.

AF BANKSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 10. DEFERRED COMPENSATION AND RETIREMENT PLAN AGREEMENTS

The Bank has an unfunded deferred compensation agreement providing retirement, disability, and death benefits for directors. Vested benefits under the agreements are payable in monthly installments over a ten-year period upon the director's death, disability or retirement. The Bank has insured the lives of the directors for amounts sufficient to discharge its obligations under the agreements. The Bank also has a retirement plan for members of the Board of Directors which the Plan states that outside directors with at least ten years of service will receive an amount equal to their annual retainer for ten years after their retirement from the Board. The liability for the benefits is being accrued over the terms of active service of the directors. The amount charged to expense under these plans amounted to $78,812 and $83,590 for the years ended June 30, 1998 and 1997, respectively.

NOTE 11. RECOGNITION AND RETENTION PLAN AND STOCK OPTION PLAN

The Bank's stockholders approved the Bank's Recognition and Retention Plan (the "RRP") and the Bank's stock option plan on December 8, 1997. The stock option plan provides for the issuance of up to 21,322 stock options to certain officers and directors in the form of incentive stock options or non-incentive stock options. The exercise price of the stock options may not be less than the fair market value of the Company's common stock at the date of grant. Under the Plan 21,322 of options, which vest at the rate of 20% annually beginning at the date of grant, were all granted on December 8, 1997 and expire on December 8, 2007. As permitted under the generally accepted accounting principles, grants under the plan are accounted for following the provisions of APB Opinion No. 25 and its related interpretations. Accordingly, no compensation cost has been recognized for grants made to date. Had compensation cost been determined based on the fair value method prescribed in FASB Statement No. 123, the pro forma effect on reported net income for the year ended June 30, 1998 would be as follows:


Net income
  As reported                                                       $    708,403
  Pro forma                                                              679,748

Earnings per share
  As reported
    Basic                                                           $       0.73
    Diluted                                                                 0.72
  Pro forma
    Basic                                                                   0.70
    Diluted                                                                 0.69

In determining the fair value of the option grant as prescribed in Statement No. 123, the Black-Scholes option pricing model was used with the following assumptions: a risk-free interest rate of 5.61%, expected lives of 10 years, expected volatility of 17.19% and expected dividends of $0.20 per year.

At June 30, 1998, 21,322 options have been granted at an exercise price of $18.50, of which 4,264 options are currently exercisable. No options have been exercised to date and all options granted are outstanding at June 30, 1998.

AF BANKSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 11. RECOGNITION AND RETENTION PLAN AND STOCK OPTION PLAN (CONTINUED)

The RRP reserved for issuance 53,678 shares of common stock to certain officers and directors at the time of the adoption. The Bank issued shares to fund the RRP in December of 1997. The restricted common stock under the RRP vests at the rate of 20% annually beginning at the date of grant. The expense related to the vesting of the RRP totaled $314,467 for the year ended June 30, 1998.

NOTE 12. INCOME TAX MATTERS

Under the Internal Revenue code, the Bank is allowed a special bad debt deduction related to additions to tax bad debt reserves established for the purpose of absorbing losses. Through 1996, the provisions of the Code permitted the Bank to deduct from taxable income an allowance for bad debts based on 8% of taxable income before such deduction or actual loss experience. Tax legislation passed in 1996 eliminates the percentage of taxable income method as an option for computing bad debt deductions in all future years. The Bank will still be permitted to take deductions for bad debts, but will be required to compute such deductions using an experience method.

The Bank will also have to recapture its tax bad debt reserves which have accumulated since 1988 amounting to approximately $138,000 over a six year period. The tax associated with the recaptured reserves is approximately $54,000. The recapture was scheduled to begin with the Bank's 1997 year, but has been delayed two years as the Bank has originated a certain level of mortgage loans. Deferred income taxes have been previously established for the taxes associated with the recaptured reserves and the ultimate payment of the taxes will not result in a charge to earnings.

Deferred taxes have been provided for certain increases in the Bank's tax bad debt reserves subsequent to 1987 which are in excess of additions to recorded loan loss allowances. At June 30, 1998, retained earnings contain certain historical additions to bad debt reserves for income tax purposes of approximately $870,000, the balance at June 30, 1987, for which no deferred taxes have been provided because the Bank does not intend to use these reserves for purposes other than to absorb losses. If amounts which qualified as bad debt deductions are used for purposes other than to absorb bad debt losses or adjustments arising from the carryback of net operating losses, income taxes may be imposed at the then existing rates. The approximate amount of unrecorded deferred tax liability associated with these historical additions is approximately $340,000. In the future, if the Bank does not meet the income tax requirements necessary to permit the deduction of an allowance for bad debts, the Bank's effective tax rate would be increased to the maximum percent under existing law.

AF BANKSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 12. INCOME TAX MATTERS (CONTINUED)

The tax effects of temporary differences that gave rise to significant portions of the net deferred tax asset as of June 30 were:

                                                                                  1998                     1997
                                                                       ---------------------------------------------------
Deferred tax assets:
  Reserve for loan losses                                                $            453,480  $            403,399
  Reserve for uncollected interest                                                      2,137                 1,755
  Deferred loan fees                                                                    --                   97,492
  Deferred compensation                                                               176,954               143,548
  Recognition and retention plan                                                       44,793                 --
                                                                       --------------------------------------------
                                                                                      677,364               646,194
                                                                       --------------------------------------------

Deferred tax liabilities:
  Reserve for loan losses                                                              53,563                35,936
  Unrealized gain on securities available for sale                                    189,124               224,948
  Depreciation                                                                         44,319                4,7345
  FHLB stock dividends                                                                 60,949                6,0949
  Deferred loan fees                                                                   22,115                 --
  Other                                                                                                       6,572
                                                                       --------------------------------------------
                                                                                      370,070               375,750
                                                                       --------------------------------------------
              NET DEFERRED TAX ASSET                                     $            307,294  $            270,444
                                                                       ============================================


At June 30, 1998 and 1997, no valuation allowance was recorded on deferred tax assets.

The provision for income taxes charged to operations for the years ended June 30, 1998 and 1997 consists of the following:

                                                                                   1998                    1997
                                                                         -------------------------------------------------
Current                                                                    $          382,281   $            162,047
Deferred                                                                               (1,026)                55,627
                                                                         -------------------------------------------------
                                                                           $          381,255   $            217,674
                                                                         =================================================

A reconciliation of income taxes computed at the statutory federal income tax rate to the income tax provision follows:

                                                       1998                                            1997
                                    ------------------------------------------------------------------------------------------------
                                                 Amount              Percent                     Amount              Percent
                                    ------------------------------------------------------------------------------------------------
Tax at statutory rate                 $         370,484                 34.0%       $         190,775                34.0%
State tax, net of federal
   benefit                                       37,892                  3.5                   20,194                 3.6
Municipal interest income                       (19,813)                (1.8)
Other                                             (7308)                (0.7)                   6,705                 1.2
                                    ------------------------------------------------------------------------------------------------
Total                                 $         381,255                 35.0%       $         217,674                38.8%
                                    ================================================================================================

AF BANKSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 13. COMMITMENTS AND CONTINGENCIES

The Bank is a party to financial instruments with off-statement of financial condition risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and equity lines of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

A summary of the contract amount of the Bank's exposure to off-statement of financial condition risk, except for undisbursed construction loan funds, is as follows at June 30, 1998:

                                                                                                         Notional
                                                                                                          Amount
                                                                                                   ---------------------
     Financial instruments whose contract amounts represent credit risk:
         Undisbursed home equity lines of credit                                                     $        3,631,324
         Undisbursed commercial lines of credit                                                                 937,157

The Bank evaluates each customer's credit worthiness on a case-by-case basis. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Home equity lines of credit have variable rates based on the prime rate of interest. Home equity lines are reassessed every five years. Because many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The collateral obtained by the Bank upon extension of credit is based on management's credit evaluation of the customer. The collateral held is the underlying real estate. Undisbursed commercial lines of credit have variable rates of prime plus two percent and are reassessed on an annual basis. Prime at June 30, 1998 was 8.50%.

The Bank has entered into operating leases for the Warrensville and Sparta, North Carolina branches. The Warrensville lease is for a five-year term with minimum annual lease payments of $6,000, and the Sparta lease is for a three-year term with minimum annual lease payments of $8,400.

AF BANKSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 14. EARNINGS PER SHARE

Earnings per share has been calculated in accordance with Financial Accounting Standards Board Statement No. 128, "Earnings Per Share", and Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans". For purposes of this computation, the number of shares of common stock purchased by the Bank's employee stock ownership plan which have not been allocated to participant accounts are not assumed to be outstanding. The following are reconciliations of the amounts used in the per share calculations:

                                                                      For the Year Ended June 30, 1998
                                                  ----------------------------------------------------------------
                                                            Income                 Shares               Per Share
                                                          (Numerator)            (Denominator)            Amount
                                                  ----------------------------------------------------------------
BASIC EPS
Income available to stockholders                    $        708,403              975,717       $           0.73
                                                                                                =================
EFFECT OF DILUTIVE SECURITIES
RRP restricted stock awards                         $          --                   3,189
Stock options                                                                       1,854
                                                  ---------------------------------------

DILUTED EPS
Income available to stockholders                    $        708,403              980,760       $           0.72
                                                  ================================================================

                                                        For the Period from October 4, 1996 to June 30, 1997
                                                  ----------------------------------------------------------------
                                                            Income                 Shares               Per Share
                                                          (Numerator)            (Denominator)            Amount
                                                  ----------------------------------------------------------------
BASIC AND DILUTED EPS
Income available to stockholders from date
 of reorganization October 4, 1996 to
 June 30, 1997                                      $         426,845             965,215       $            0.44
                                                  ================================================================

AF BANKSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 15. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table reflects a comparison of carrying amounts and the fair values of the financial instruments as of June 30, 1998 and 1997:

                                                              1998                                        1997
                                         -----------------------------------------------------------------------------------------
                                                    Carrying               Fair                   Carrying              Fair
                                                     Value                 Value                  Value                Value
                                         -----------------------------------------------------------------------------------------
Financial assets:
  Cash
    Interest-bearing                      $         11,358,167    $       11,358,167     $      1,166,463   $          1,166,463
    Noninterest-bearing deposits                     2,949,842             2,949,842            1,366,042              1,366,042
  Certificates of deposit                              198,000               198,000              198,000                198,000
  Investments                                        8,194,739             8,194,739            6,163,321              6,163,321
  Loans receivable                                  72,627,870            72,297,027            7,023,567              6,880,325
  Accrued interest receivable                          409,559               409,559              392,611                392,611
  FHLB stock                                           624,000               624,000              575,700                575,700

Financial liabilities:
  Deposits                                           2,488,216            82,589,250            6,821,849              6,840,647
  Advances from Federal
    Home Loan Bank                                   4,115,596             4,115,596            1,654,231              1,654,231
  Note payable, ESOP                                   295,420               295,420              332,420                332,420


The fair values utilized in the table were derived using the information described below for the group of instruments listed. It should be noted that the fair values disclosed in this table do not represent market values of all assets and liabilities of the Company and, thus, should not be interpreted to represent the market or liquidation value of the Company.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash and certificates of deposits: The carrying amounts for cash and short-term instruments approximate their fair values.

Investment securities: Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of similar securities.

Loans receivable: The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The fair value of variable rate loans approximates their carrying value as these loans reprice frequently.

AF BANKSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 15. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Accrued interest receivable and accrued interest payable: The fair value of accrued interest receivable and payable is the amount receivable or payable on demand at the statement of financial condition date.

FHLB stock: The fair value of FHLB stock is the stated value by the FHLB.

Off-statement of financial condition instruments: Fair values for the Company's off-statement of financial condition instruments (loan commitments) are based on fees currently charged for similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings. The fair value for such commitments is nominal.

Deposits: The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the statement of financial condition date. The fair value of fixed maturity certificates of deposit are estimated based upon the discounted value of contractual cash flows using rates currently offered for deposits with similar remaining maturities.

Advances from Federal Home Loan Bank and Note payable, ESOP: The fair value of the Advances from Federal Home Loan Bank and Note payable, ESOP is equal to the carrying value of the liability.

NOTE 16. SAIF ASSESSMENT

On September 30, 1996, the "Deposit Insurance Funds Act of 1996" was signed into law. The legislation included a special one-time assessment to recapitalize the Savings Association Insurance Fund (SAIF) up to a statutory goal of 1.25% of insured deposits. The assessment was equal to approximately 65.7 basis points of the SAIF assessable deposit base as of March 31, 1995. The expense recorded for the special SAIF assessment for the year ending June 30, 1997 was $368,022.

NOTE 17. REORGANIZATION AND MINORITY STOCK OFFERING

On October 4, 1996, the Bank  consummated  its  reorganization,  as explained in
Note 1, and issued 461,779 shares in a minority stock offering (including 36,942 shares to the ESOP) which resulted in gross proceeds of $4,617,790, or $3,917,389, net of conversion costs of $700,401. At closing, such costs were netted against the stock proceeds received and shown as a reduction of stockholders' equity. As a part of the reorganization, the Bank formed a mutual holding company, AsheCo, M.H.C., which was issued 538,221 shares of the Bank's common stock. Members of the mutual holding company consist of depositors of the Bank, who have the sole authority to elect the board of directors of the mutual holding company for as long as it remains in mutual form. Initially, the mutual holding company's principal assets were the shares of the Bank's common stock received in the reorganization and on its initial capitalization of $100,000 in cash. The mutual holding company, which by law must own in excess of 50% of the stock of the Bank, was issued stock in the reorganization resulting in an ownership interest of 53.8% of the Bank. By virtue of its ownership of a majority of the outstanding shares of the Bank, the mutual holding company can generally control the outcome of most matters presented to the stockholders of the Bank for resolution by vote except for certain matters related to stock compensation plans, a vote regarding conversion of the mutual holding company to stock form, or other matters which require a vote only by the minority stockholders. The mutual holding company has registered as a savings and loan holding company and is subject to regulation, examination, and supervision by the Office of Thrift Supervision (OTS).

AF BANKSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 17. REORGANIZATION AND MINORITY STOCK OFFERING (CONTINUED)

The Bank also established an ESOP which was issued 36,942 shares of common stock in the reorganization. The funds used by the ESOP to acquire these shares were obtained from borrowings from an unaffiliated third party lender. The loan is reflected in the financial statements of the Bank which makes contributions to the ESOP necessary to amortize the debt. Such contributions are expensed based upon the fair value of the ESOP shares released or committed to be released from restriction (or no longer debt financed). The total number of shares of common stock issued as a result of the offering and reorganization were 1,000,000. On June 16, 1998, the Board of Directors approved the formation of a mid-tier holding company, AF Bankshares, Inc. which became a 100% owner of the Bank in a stock swap with AsheCo, M.H.C., which was accounted for similar to a pooling of interests. At June 30, 1998, AsheCo, M.H.C.'s ownership of AF Bankshares, Inc. decreased to 51.1% due to the shares issued under the recognition and retention plan discussed in Note 11.

Concurrent with the reorganization, the Bank has established a liquidation account in an amount equal to its net worth as reflected in its latest statement of financial condition used in its final offering circular. The liquidation account will be maintained for the benefit of eligible deposit account holders and supplemental eligible deposit account holders who continue to maintain their deposit accounts in the Bank after the reorganization. Only in the event of a complete liquidation will eligible deposit account holders and supplemental eligible deposit account holders be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted sub account balance for deposit accounts then held before any liquidation distribution may be made with respect to common stock. Dividends paid by the bank subsequent to the reorganization cannot be paid from this liquidation account.

The Bank may not declare or pay a cash dividend on its common stock if its stockholders' equity would thereby be reduced below either the aggregate amount then required for the liquidation account or the minimum regulatory capital requirements imposed by federal regulations.

AF BANKSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 18. MID-TIER HOLDING COMPANY AND MUTUAL HOLDING COMPANY DATA

The mid-tier holding company, AF Bankshares, Inc., was formed on June 16, 1998. At June 30, 1998, the Company's only asset was the investment in AF Bank and Subsidiary of $11,486,186. There were no significant operations from the date of inception to June 30, 1998.

The following are the condensed financial statements of the mutual holding company, AsheCo, M.H.C., as of and for the periods ended June 30, 1998 and 1997:

                                             Condensed Balance Sheets
                                              June 30, 1998 and 1997

                                                                                    1998                    1997
                                                                          -----------------------------------------
Assets:
Cash                                                                        $           154,534 $           123,374
Investment in AA&G, Inc. and Subsidiary                                                  42,574              18,156
Investment in AF Bankshares, Inc. and Subsidiary                                      6,290,429           6,014,340
Other assets                                                                             19,409               --
                                                                          -----------------------------------------
                                                                            $         6,506,946 $         6,155,870
                                                                          =========================================

Liabilities and Equity:
  Liabilities:
    Accounts payable                                                        $            12,000 $            14,838
                                                                          -----------------------------------------
Equity:
  Capitalization by AF Bankshares, Inc. and Subsidiary                                  105,382             105,382
  Equity in AF Bankshares, Inc. and Subsidiary                                        5,885,179           5,759,553
  Retained earnings                                                                     461,978             181,862
  Unrealized gain on securities available for sale, net                                  42,407              94,235
                                                                          -----------------------------------------
                                                                                      6,494,946           6,141,032
                                                                          -----------------------------------------
                                                                            $         6,506,946 $         6,155,870
                                                                          =========================================

AF BANKSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 18. MID-TIER HOLDING COMPANY AND MUTUAL HOLDING COMPANY DATA (CONTINUED)

                         Condensed Statements of Income
     For the Period From October 4, 1996 to June 30, 1997 and the Year Ended June 30, 1998

                                                                                      1998                  1997
                                                                            ----------------------------------------------

Interest income                                                               $            4,770  $           2,911
Dividend income, AF Bankshares, Inc. and Subsidiary                                      107,644             53,822
Equity in earnings subsidiaries                                                          405,680            232,884
Income tax (expense) credits                                                              12,048            (14,838)
Other expense                                                                            (71,055)           (18,359)
                                                                            ----------------------------------------------
              NET INCOME                                                      $          459,087  $         256,420
                                                                            ==============================================


                        Condensed Statement of Cash Flows
     For the Period From October 4, 1996 to June 30, 1997 and the Year Ended June 30, 1998

                                                                                      1998                  1997
                                                                            -----------------------------------------
Cash Flows from Operating Activities:
   Net income                                                                 $          459,087      $       256,420
   Change in assets and liabilities:
     Equity in earnings of subsidiaries                                                 (405,680)            (232,884)
     Increase (decrease) in accounts payable                                              (2,838)              14,838
     Increase in other assets                                                            (19,409)                --
                                                                            -----------------------------------------
       Net cash provided by operating activities                                          31,160               38,374
                                                                            -----------------------------------------
Cash Flows from Investing Activities:
 Investment in AA&G, Inc.                                                                   --                (15,000)
                                                                            -----------------------------------------
Cash Flows from Financing Activities:
 Capitalization by AF Bankshares, Inc. and Subsidiary                                       --                100,000
                                                                            -----------------------------------------
Net increase in cash                                                                      31,160              123,374
 Cash - beginning                                                                        123,374                 --
                                                                            -----------------------------------------
 Cash - ending                                                                 $         154,534      $       123,374
                                                                            =========================================

AF BANKSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 19. RECENT ACCOUNTING PRONOUNCEMENTS

The FASB has issued SFAS No. 130, Reporting Comprehensive Income, which the Company has not been required to adopt as of June 30, 1998. The Statement, which is effective for fiscal years beginning after December 15, 1997, establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This statement requires that all items that are recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

A F BANKSHARES, INC.
CORPORATE INFORMATION

                                    OFFICERS

JAMES A. TODD, President and                             MELANIE PAISLEY MILLER, Senior Vice President,
  Chief Executive Officer                                  Secretary/Treasurer, CFO

MARTIN G. LITTLE, Senior Vice President                  PAMELA S. BARKER, Vice President

JAMES R. WALKER, Vice President                          LINDA H. WOODIE, Vice President

CHRISTOPHER J. HARTLEY, Assistant Vice
President                                                MARSHA B. GREENE, Vice President

ROBIN J. CARTER, Assistant Vice President                GARY E. JOINES, Vice President

MICHELLE T. COX, Assistant Secretary                     MICHAEL R. JOHNSON, Vice President

ROBIN D. STEPHENS, Assistant Secretary                   MARIE P. PARKER, Assistant Vice President

BARBARA E. SHUMATE, Assistant Secretary                  SANDY B. BROWN, Assistant Secretary

KIMBERLY W. OSBORNE,  Assistant Secretary                ANGELA S. ROTEN, Assistant Secretary

                                                         LINDA D. MATEJ, Assistant Secretary

                                    DIRECTORS

JAN R. CADDELL, Chairman                                 KENNETH R. GREENE, Vice Chairman

JAMES A. TODD                                            JOHN D. WEAVER

JERRY L. ROTEN                                           WAYNE R. BURGESS

W. O. ASHLEY, JR.                                        FRANK E. ROLAND

                                     OFFICES

Corporate Offices                                        West Jefferson Office

206 S. Jefferson Avenue                                  205 S. Jefferson Avenue

West Jefferson, North Carolina 28694                     West Jefferson, North Carolina 28694


Jefferson Office                                         Warrensville Office

840 E. Main Street                                       4951 NC Hwy 88 West

Jefferson, North Carolina 28640                          Warrensville, North Carolina 28693


Sparta Office-d/b/a Alleghany First Bank                 North Wilkesboro Office- AF Insurance

403 South Main                                           Services, Inc. only

Sparta, NC  28675                                        1347 West D Street

                                                         North Wilkesboro, NC  28659



         STOCK TRANSFER AGENT                                        LEGAL COUNSEL

ChaseMellon Sharholders Services, LLC                    Vannoy & Reeves

Overpeck Centre                                          306 East Main Street

85 Challenger Road                                       West Jefferson, North Carolina 28694

Ridgefield Park, New Jersey 07660

                                                         Thacher Proffitt & Wood

            AUDITORS                                     1700 Pennsylvania Avenue

McGladrey & Pullen, LLP                                  Washington, DC 20006

One Morrocroft Centre

6805 Morrison Boulevard, Suite 200                                       FORM 10-KSB

Charlotte, North Carolina 28211                          A copy of Form 10-KSB as filed with the

                                                         Office of Thrift Supervision will be

          ANNUAL MEETING                                 furnished without charge to shareholders upon

The 1998 annual meeting of stockholders of               written request to James A. Todd, President, AF

AF Bankshares, Inc. will be held on November 2,          Bankshares, Inc., 206 S. Jefferson Avenue,

1998 at 6:00 p.m. at the Corporate Office,               P. O. Box 26, West Jefferson, NC 28694.

206 S. Jefferson Avenue, West Jefferson,

North Carolina.

COMMON STOCK

The Company had 1,053,678 shares of common stock outstanding at August 31, 1998, which are held by 471 shareholders of record. The majority of the outstanding shares are held by the mutual holding company AsheCo. MHC. The remaining 515,457 shares are owned by minority shareholders including the Company's ESOP. Shares are quoted on the OTC Electronic Bullentin Board under the symbol "ASFE."


MARKET FOR THE COMMON STOCK

There is no established market for the Company's common stock, excluding occasional quotations, although the Company's common stock is quoted on the OTC Electronic Bulletin Board. The table below reflects the stock trading and dividend payment frequency of the Company for the years ended June 30, 1998 and 1997. For further information regarding the Company's dividend policy and restrictions on dividends paid, please refer to note 7 of the notes to the financial statements. Stock prices reflect bid prices between broker-dealers, prior to any markups, markdowns or commissions, is based upon information provided to management of the Company by certain securities firms effecting transactions in the Company's stock on an ongoing basis, and may not necessarily represent actual transactions.


                                                   STOCK PRICE
1998:                       DIVIDENDS        HIGH             LOW
-------------------------  --------------- ------------- -----------------
First Quarter              $   0.05        $   17.00       $   10.50

Second Quarter                 0.05            19.00           16.50

Third Quarter                  0.05            21.00           19.25

Fourth Quarter                 0.05            22.00           20.00


                                                   STOCK PRICE
1997:                         DIVIDENDS       HIGH             LOW
-------------------------  --------------- ------------- -----------------
First Quarter              $    -           $   -          $     -

Second Quarter                  -             12.00           10.75

Third Quarter                 0.05            13.63           11.25

Fourth Quarter                0.05            14.50           10.50



DISCLAIMER: This statement has not been reviewed, or confirmed for accuracy or relevance, by the Office of Thrift Supervision.