Form 10KSB, Exhibit 13
period 1999-06-30
AF BANKSHARES INC
filed 1999-09-28
CIK 1064025

EXHIBIT 13.1

                                    CONTENTS

Selected Financial Data                                                                1 - 2

President's Message                                                                    3 - 4

Management's Discussion and Analysis of Financial Condition and

   Results of Operations                                                              5 - 18

Independent Auditor's Report                                                              19

Financial Statements                                                                 20 - 53

Corporate Information                                                                54 - 56

                SELECTED FINANCIAL AND OTHER DATA OF THE COMPANY

The following tables set forth certain information concerning the financial position and results of the Company at the dates and for the years indicated. The selected financial condition data and the selected operating data for the years then ended were derived from the audited financial statements of the Company. The information should be read in conjunction with the Financial Statements of the Company presented elsewhere.

                                                                                     AT JUNE 30,
                                                  -----------------------------------------------------------------------------
                                                      1999             1998           1997             1996            1995
                                                  ------------    -------------  -------------    -------------   -------------
                                                                   (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
SELECTED FINANCIAL CONDITION DATA:

Total assets                                     $     109,931    $     100,074  $      82,024    $      72,318   $      65,440
Loans receivable, net (1)                               81,157           72,628         70,236           62,485          58,294
Investment securities (2)                               11,798            9,017          6,937            5,560           2,754
Cash and cash equivalents (3)                           12,395           14,789          2,533            1,830           2,469
Savings deposits                                        93,106           82,488         68,218           63,468          58,496
FHLB advances                                            2,564            4,116          1,654            1,250              --
Equity                                                  12,218           11,486         10,979            7,238           6,768
Book value per share                                     11.64            10.90          10.98              N/A             N/A

                                                                                FOR THE YEAR ENDED JUNE 30,

                                                    -----------------------------------------------------------------------------
                                                       1999              1998            1997            1996            1995
                                                    -----------      -------------   -------------   -------------   ------------
                                                                     (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
SELECTED OPERATING DATA:

Interest  income and dividends                      $     7,879      $       7,356   $       6,213   $       5,683   $      5,108
Interest expense                                          3,967              3,795           3,245           3,204          2,630
                                                    -----------      -------------   -------------   -------------   ------------
       Net interest income                                3,912              3,561           2,968           2,479          2,478
Provision for (recovery of) loan losses                      20                (25)             20              57            204
                                                    -----------      -------------   -------------   -------------   ------------
       Net interest income after provision for
            (recovery of) loan losses                     3,892              3,586           2,948           2,422          2,274
Noninterest income                                        1,206                991             169             142            126
Noninterest expense                                       4,349              3,488           2,556           1,809          1,507
                                                    -----------      -------------   -------------   -------------   ------------
Income before income taxes                                  749              1,089             561             755            893
Income tax expense                                          235                381             218             301            347
                                                    -----------      -------------   -------------   -------------   ------------
       Net income                                           514                708             343             454            546
Other comprehensive income (loss), net of tax               (91)               (56)            175              16             30
                                                    -----------      -------------   -------------   -------------   ------------
       Comprehensive income                         $       423      $         652   $         518   $         470   $        576
                                                    ===========      =============   =============   =============   ============
Basic earnings per share (4)                        $      0.52      $        0.73   $        0.44   $         N/A   $        N/A
                                                    ===========      =============   =============   =============   ============
Diluted earnings per shares (4)                     $      0.52      $        0.72   $        0.44   $         N/A   $        N/A
                                                    ===========      =============   =============   =============   ============
Dividends per share                                 $      0.20      $        0.20   $        0.10   $         N/A   $        N/A
                                                    ===========      =============   =============   =============   ============

 (1) Loans receivable, net is comprised of total loans less allowance for loan losses, undisbursed loan funds, and deferred loan fees.
 (2)   Includes FHLB stock, certificates of deposit and investment securities.
 (3) Includes interest-earning deposit balances of $4.2 million, $11.8 million, $1.2 million, $840,000, and $1.5 million at June 30, 1999, 1998,
       1997, 1996 and 1995 respectively.
 (4) Earnings per share has been calculated in accordance with the Statement of Financial Accounting Standards No. 128, Earnings Per Share, and is based on net income for the year, divided by the weighted average number of shares outstanding for the year. In accordance with the AICPA's SOP 93-6, unallocated ESOP shares were deducted from outstanding shares used in the computation of earnings per share. Diluted earnings per share includes the effect of dilutive common stock equivalents in the weighted average number of shares outstanding.

                                                                                       AT OR FOR THE YEAR ENDED JUNE 30,

                                                                     ---------------------------------------------------------------
                                                                        1999          1998          1997        1996          1995
                                                                     ---------     ---------     ----------  ----------    ---------
SELECTED FINANCIAL RATIOS AND OTHER DATA: (1)
PERFORMANCE RATIOS:

       Return on average assets                                         0.49%         0.77%        0.44%        0.65%        0.86%
       Return on average equity                                         4.47%         6.31%        3.64%        6.50%        8.66%
       Average equity to average assets                                11.02%        12.21%       12.10%       10.05%        9.91%
       Equity to total assets at end of period                         11.11%        11.48%       13.39%       10.01%       10.34%
       Interest rate spread (2)                                         3.64%         3.64%        3.34%        3.38%        3.68%
       Average interest-earning assets to
            to average interest-bearing liabilities                   110.20%       111.95%      114.40%      107.79%      108.94%
       Net interest margin (3)                                          4.06%         4.17%        3.96%        3.76%        4.06%
       Noninterest expense to average assets                            4.17%         3.80%        3.28%        2.62%        2.37%
       Efficiency ratio (4)                                            84.97%        76.63%       81.48%       69.20%       57.87%
       Dividend payout ratio (6)                                       38.46%        27.40%       22.73%         N/A          N/A

REGULATORY CAPITAL RATIOS (5):

       Tangible capital                                                10.00%        10.90%       12.90%        9.80%       10.10%
       Core capital                                                    10.00%        10.90%       12.90%        9.80%       10.10%
       Total risk-based capital                                        17.40%        20.40%       26.30%       19.80%       21.60%

ASSET QUALITY RATIOS AND OTHER DATA:
       Ratios:

            Nonperforming loans to total loans                          0.07%         0.03%        0.18%        0.27%        1.12%
            Nonperforming loans and real estate owned
               to total assets                                          0.11%         0.06%        0.16%        0.24%        1.08%
            Allowance for loan losses to:
               Nonperforming loans                                   1871.14%       851.10%      787.02%      629.89%      179.38%
               Total loans                                              1.28%         1.54%        1.42%        1.70%        2.00%
       Number of full service branches                                     5             4            3            3            2



 (1) With the exception of end of period ratios, all ratios are based on average monthly or quarterly balances during the indicated periods, and are annualized where appropriate. Asset Quality Ratios and Regulatory Capital Ratios are end of period ratios.

 (2)   The  interest  rate  spread   represents  the   difference   between  the
       weighted-average    yield   on    interest-bearing    assets    and   the
       weighted-average cost of interest-bearing liabilities.

 (3) The net interest margin represents net interest income as a percent of average interest-earning assets.

 (4) The efficiency ratio represents noninterest expense as a percentage of the sum of net interest income and noninterest income.


 (5) For definitions and further information relating to the Bank's regulatory capital requirements, see "Note 7 of the Notes to Consolidated Financial Statements.

 (6) The dividend payout ratio represents dividends per share as a percentage of basic earnings per share. Earnings per share has been calculated in accordance with the Statement of Financial Accounting Standards No. 128, Earnings Per Share, and is based on net income for the year, divided by the weighted average number of shares outstanding for the year. In accordance with the AICPA's SOP 93-6, unallocated ESOP shares were deducted from outstanding shares used in the computation of earnings per share.

PRESIDENT'S MESSAGE

Dear Shareholder,

As the cover of this report indicates, your Company celebrated its 60th birthday this year. And it is my pleasure to report to you that we begin our next 60 years doing business on the same basis our founders had in mind more than half a century ago -- "Neighbors Helping Neighbors."

These are exciting times in the financial services industry, and this past year was especially exciting for your company.

Total assets as of June 30, 1999 stood at $110 million, a 10% increase over the $100 million level reported at June 30, 1998. Stockholders' equity grew $700,000 to $12.2 million on June 30, 1999, compared to $11.5 million on June 30, 1998. Net income for the year ended June 30, 1999 was $514,000 or $.52 per share, versus $708,000 for the prior year ended June 30, 1998.

The slight decline in net income reflects a strong belief on the part of your board of directors and management that now is the time to make significant investments in the long-term growth and success of the Company. These investments are expensive in the short-term; however, they significantly expand our future earnings capacity and viability in the long run.

During the year, your Company established a securities brokerage subsidiary, AF Brokerage, Inc., which has applied to become a member of the National Association of Securities Dealers, Inc. The Company currently conducts brokerage services as a branch of a third party broker/dealer. Once all its regulatory applications are accepted, AF Brokerage will operate independently.

Your Company also added an insurance agency in Lenior, North Carolina, operating under the name AF Blair Insurance Agency; and a bank office in Boone, North Carolina, operating under the name Appalachian First.

We entered Alleghany and Watauga Counties because we were able to attract experienced people who were attuned to the needs of those markets and knew potential customers there for our services. Their knowledge and commitment have enabled the Company to expand its banking, insurance and brokerage businesses into new areas offering us added prospects for growth, while better leveraging our equity. Your management and board remain committed to pursuing sound business opportunities that will lead to increases in both shareholder and customer value.

The complete array of financial services and products we offer are all designed to meet, and surpass the specific needs and wants of our customers. As those needs and wants change, we endeavor to develop new services to better meet our customers changing demands. For example, in the year just ended we've added 24-hour telephone access to account information for our banking customers. Plus, we are well on the way to introducing full-service on-line banking.

Our delivery system is centered on employees who provide a level of customer service that exceeds our customers' expectations. To enhance the overall quality of our customer service, we implemented a customer support training system that included: building product knowledge for employees awareness of Company products; learning how to listen to customers to determine the customers' desires; and developing a level of confidence in the products that encourages all employees to refer customers to areas in the Company that address all customers' needs and desires.

Customer concerns about the changing of the millennium ("Y2K") and the rather overblown coverage by the news media have consumed considerable resources during the past year. We have upgraded and tested all our equipment to ensure that our systems will work on January 1, 2000 -- and beyond. I am pleased to be able to frankly tell you, "We are ready." Our offices will open as normal for business on Monday, January 3, 2000.

All told, indeed it was an exciting year. As a result, your Company is solidly positioned to take advantage of future opportunities, increase our market share, and successfully meet the challenges of competing in the financial services industry in the 21st Century.

On behalf of the board of directors, management, and staff of AF Bankshares, Inc., thank you for your business, your support, and your confidence throughout the year. Please know that everyone here is dedicated to serving the financial needs of our communities in an exceptionally personalized manner, perhaps best described as "Neighbors Helping Neighbors."

Sincerely,

James A. Todd
President & CEO

P.S.  Contrary to popular opinion, it feels great to be sixty!

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

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

REORGANIZATION

AF Bankshares, Inc. (the "Company") is a federally chartered stock holding company for AF Bank (the "Bank") which conducts business from its main office located in West Jefferson, North Carolina, branches in West Jefferson, Jefferson and Warrensville, North Carolina operating under the trade name Ashe Federal Bank, one branch in Alleghany County, North Carolina operating under the trade name, Alleghany First Bank and one branch in Watauga County operating under the trade name Appalachian First Bank. The Company has an insurance subsidiary operating under the trade name AF Ashelande Insurance Service, in West Jefferson, AF Brown Insurance Agency in Wilkesboro, AF Blair Insurance Agency in Lenior, and AF Insurance Services, Inc. in Sparta, West Jefferson and Jefferson, North Carolina. The Company has a brokerage service subsidiary, operating as AF Brokerage, Inc., which serves Ashe, Alleghany, Wilkes and Watauga Counties.

On April 15, 1996, the Board of Directors of Ashe Federal Bank adopted a Plan of Reorganization and the related Stock Issuance Plan pursuant to which the Bank exchanged its federal mutual savings bank charter for a federal stock savings bank charter, conducted a minority stock offering, and formed AsheCo, MHC, a mutual holding company which by law must own more than 50% of the common stock issued by the Bank. The Bank conducted its minority stock offering in July and August of 1996 and the closing occurred on October 4, 1996. The Bank sold
461,779 shares of its common stock in the minority stock offering, which includes 36,942 shares sold to its Employee Stock Ownership Plan (the "ESOP"), and issued 538,221 shares to the mutual holding company.

At the Bank's annual meeting held on December 8, 1997, the shareholders of Ashe Federal Bank approved the Ashe Federal Bank 1997 Stock Option Plan; the Ashe Federal Bank 1997 Recognition and Retention Plan; a change in the Bank's federal stock charter, changing the corporate name to AF Bank and approved a plan of reorganization providing for the establishment of AF Bankshares, Inc., as a federally chartered stockholding company parent of the Bank. On June 16, 1998, the Bank completed its reorganization into a two-tier mutual holding company and became a wholly owned subsidiary of the Company and the Company became a majority owned subsidiary of AsheCo, MHC.


GENERAL

The Company had net income of $514,000 and $708,000 for the years ended June 30, 1999 and 1998, respectively. The Company's operating results are primarily dependent upon net interest income, fees and charges, gain on sale of investments and insurance commissions. Net interest income is the difference between interest earned on loans, investments and interest-earning deposits at other financial institutions and the interest-bearing savings deposits and with other borrowings. The primary interest-earning asset of the Company is its mortgage loan portfolio representing 64% of net loans, with approximately one-half of portfolio mortgage loans at fixed rates at June 30, 1999. The net interest income of the Company is affected by changes in economic conditions that influence market interest rates. This exposure to changes in interest rates contributes to a moderate degree of interest rate risk, because of the negative impact of increasing rates to the Bank's earnings and to the net market value of its assets and liabilities.

Additionally, the Company receives fee income primarily from loan origination fees, late loan payment fees, commissions from the sale of credit life, accident and health insurance, insurance commissions generated from the insurance agency subsidiary, income generated from the Company's brokerage subsidiary and for payment of other services provided to the customer by the Company. The major noninterest costs to the Company include compensation and benefits, occupancy and equipment and data processing costs. Other external factors that affect the operating results of the Company include changes in government and accounting regulations, costs of implementing information technology, and changes in the competition's emphasis within the Company.

MANAGEMENT STRATEGY

On March 18, 1998 the Bank opened a new office, Alleghany First Bank, in Sparta, North Carolina. Additionally, the Bank's insurance agency subsidiary offers property, casualty, health and life insurance products within the Alleghany facility. On March 1, 1999, the Bank opened a new branch office, in Boone, North Carolina, operating under the trade name Appalachian First Bank. Entry in the Boone and Alleghany markets significantly expands the Company's potential to market its banking, insurance and noninsured investment products to a larger and more diverse market.

On April 1, 1999 the Company purchased an insurance agency in Lenior, North Carolina to be operated under the trade name, AF Blair Insurance Agency. Management believes that penetration into other markets increases the opportunity to deliver products from all of the Company's subsidiaries to a broader market and will make the insurance and brokerage subsidiaries more profitable investments by increasing the economies of scale and adding to the products that are available for delivery to the Company's customers. The Company continues to seek opportunities to increase its market penetration for its services.

Management believes that the Company's customers perceive "financial services" to include three elements: funds transfer, including checking accounts and savings instruments, insurance and securities brokerage. Further, management believes that failure to offer insurance and brokerage services will impair the Company's growth and make retention of existing customers more difficult. During the year ended June 30, 1999, the Company established a securities brokerage subsidiary, AF Brokerage, Inc., which has applied to become a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company currently conducts brokerage services as a branch of a third party broker/dealer but will operate independently once its regulatory applications are accepted. The Company expects to be accepted into membership in the NASD within the first quarter of the fiscal year ending June 30, 2000. Management continues to evaluate acquisitions and business opportunities that it believes will provide access to customers and markets that enhance the Company's value and earnings potential in the long term.

The historical operations of the Company has been that of a portfolio mortgage lender, providing fixed rate loans for the residents of Ashe County, North Carolina. In the late 1980's adjustable rate mortgages (ARMs) were offered, and at June 30, 1999, ARMs represented approximately one-half of portfolio mortgage loans outstanding. This change in the composition of the mortgage loan portfolio results from the Company's strategy of selling long term, fixed-rate mortgages while retaining the servicing. The reduction in the level of fixed rate mortgages has served to reduce the Company's exposure to interest rate risk.

During 1995, management introduced fixed rate mortgage loans with provisions allowing the Company to "call the loan due" after three or five year periods, thus reducing the period of time that the Company is exposed to a fixed rate of interest in order to reduce interest rate risk. The call provision is now used primarily where the fixed rate mortgage does not qualify for sale in the secondary market and where the borrower has no desire for an ARM. At approximately the same time, the Company began to offer consumer loans, including automobile and home improvement loans. In June of 1998, the Company began funding automobile loans originated by selected dealers in its market area where the Company's loan officers have final underwriting authority to determine the acceptability of the borrowers to the Company. At the end of June 1999, the Company had closed approximately $3.9 million of these loans. At June 30, 1999, consumer loans constituted approximately 13.9% of gross portfolio loans. In 1994, the Company began offering commercial loans to small businesses in Ashe County and has expanded that business to include Alleghany County, and Watauga County. At June 30, 1999 commercial loans constituted approximately 20.9% of gross portfolio loans. Commercial loans generally have rates based on the prime rate of interest that more closely reflects market interest rates. Additionally, consumer and commercial loans generally have shorter terms and thus greater interest rate sensitivity than mortgage loans. Management has pursued the above mortgage and nonmortgage loan strategies as primary strategies to reduce the level of interest rate risk inherent in the Company's loan portfolio and maintain acceptable levels of credit risk. Funding for the loan originations has been provided by aggressively marketing savings and checking accounts while maintaining competitive pricing on certificates of deposits. Deposits increased $10.6 million during the year ended June 30, 1999. Additionally, the Company was able to lower the amount that was outstanding on the Federal Home Loan Bank ("FHLB") advances. At June 30, 1999 the Company had borrowed money totaling $2.6 million compared to $4.1 million at June 30, 1998.

In addition to loans, the Company invests in federal agency securities, certificates of deposit (generally with terms of five years or less), overnight deposits with the FHLB, equity securities in the Federal Home Loan Mortgage Corporation (FHLMC), municipal bonds and mortgage-backed securities secured by adjustable rate mortgages and issued by the Government National Mortgage Association (GNMA) and Fannie Mae. Management does not engage in the practice of trading securities, rather, the Company's investment portfolio consists primarily of securities designated as available for sale. Management intends to maintain investment securities as a supplement to its lending activities and as a means to reduce interest rate risk and credit risk of its asset base in exchange for lower rates of return than would typically be available with other lending activities.

COMPARISON OF FINANCIAL CONDITION AT JUNE 30, 1999 AND 1998:

At June 30, 1999 and 1998, assets totaled $109.9 million and $100.1 million, respectively. Total assets increased by $9.9 million or 9.8% from June 30, 1998 to June 30, 1999, primarily as a result of an increase of $8.5 million, or 11.7%, in net loans receivable and an increase of $2.9 million or 35.6% in securities available for sale. Management believes that the increase in net loans receivable is primarily a result of increased concentration in the commercial market, which tends to yield larger loans, further enhanced by the addition of the branch in Watauga County, a larger commercial market. The loan growth was primarily funded by the increase in savings deposits. The Company's deposits increased by $10.6 million from $82.5 million at June 30, 1998 to $93.1 million at June 30, 1999. Management believes that the increase in deposits is attributable to its marketing efforts directed towards increasing balances in savings and transaction accounts. The Company's level of advances from the FHLB decreased $1.6 million from $4.1 million at June 30, 1998 to $2.6 million at June 30, 1999. The Company's level of loans sold to the secondary market increased significantly during the period ended June 30, 1999 to $20.7 million, primarily due to lower interest rates on fixed rate originations.

The principal category of earning assets is loans and during the year ended June 30, 1999 loans receivable, net, increased by $8.5 million compared to a $2.4 million increase for the year ended June 30, 1998. The increase in net loans receivable is typical for the Company, which operates in lending markets that have had sustained loan demand over the past several years. Beginning in the fiscal year ended June 30, 1997, the Company began actively soliciting banking relationships with local commercial customers. As a result of this focus, commercial loans receivable increased from $4.2 million at June 30, 1997 to $18.3 million at June 30, 1999, an increase of $14.1 million or 336.7%. These loans are a combination of real estate, secured, personal property and unsecured, and generally have prime based pricing and have terms of three years or less. During 1997, 1998 and 1999 the Company also emphasized home equity line of credit loans. Home equity loans increased from $4.1 million at June 30, 1998 to $4.8 million at June 30, 1999, an increase of $700,000.

The Company's level of non-performing assets, defined as loans past due 90 days or more and repossessed assets, increased slightly from .06% of total assets at June 30, 1998, to .11% of total assets at June 30, 1999. The low level of non-performing assets is attributable to comprehensive lending policies and exceptional collection efforts. The Company's level of non-performing loans has remained consistently low in relation to prior periods and total loans outstanding. The Company had net of charge off, of $62,000 during year ended June 30, 1999 compared to net recoveries of $158,000 for the year ended June 30, 1998. As a result and based on management's analysis of its allowances, a provision for additional loan loss allowance of $20,000 was made during the year ended June 30, 1999.

The Company's net investment in office properties and equipment increased $1.2 million to $2.5 million at June 30, 1999 from $1.4 million at June 30, 1997, as a result of acquiring and renovating a building located at 206 South Jefferson Avenue in West Jefferson, acquiring equipment for the Alleghany First Bank and Appalachian First Bank, leasehold improvements in the Alleghany and Watauga facilities, equipment for AF Blair Insurance Agency and updating the Company's data processing equipment. The building at 206 South Jefferson Avenue is occupied by the Company's insurance agency subsidiary, a board meeting room that also serves as a community meeting room and the corporate offices for the Company. The Alleghany facility is occupied by the banking offices as well as an insurance agency subsidiary office and a brokerage subsidiary office. The Appalachian facility is occupied by the banking offices with room for an insurance agency subsidiary office and a brokerage subsidiary office in the future. The Company completed replacing all of its computer equipment during the period with equipment that is compatible with the year 2000 environment.

At June 30, 1999 retained earnings increased $695,000 or 9.5% to $8.0 million, from $7.3 million at June 30, 1998, as a result of earnings of $514,000, an increase for a fair market value adjustment for ESOP stock in the amount of $357,000 and offset by dividends of $205,000. Additional paid in capital increased by $13,000 to $4.6 million at June 30, 1999 as a result of additional shares issued under the ESOP. The unrealized gain on securities available for sale decreased by $91,000 or 30.8% at June 30, 1999 primarily as a result of the sale of 2,560 shares of stock in the FHLMC. At June 30, 1999 the Bank's regulatory capital amounted to $10.9 million compared to $10.9 million at June 30, 1998, which as a percentage of total assets was 10.0% and was considerably in excess of regulatory capital requirements at such date.

           The following table analyzes the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. The table distinguishes between (i) changes attributable to volume (changes in volume multiplied by the prior period's rate)
(ii) changes attributable to rate (changes in rate multiplied by the prior period's volume) and (iii) mixed changes (changes in volume multiplied by changes in rate).


                                                       YEAR ENDED                                    YEAR ENDED
                                                      JUNE 30, 1999                                 JUNE 30, 1998
                                                       COMPARED TO                                   COMPARED TO
                                                       YEAR ENDED                                     YEAR ENDED
                                                      JUNE 30, 1998                                 JUNE 30, 1997
                                              ----------------------------------            ------------------------------
                                                    INCREASE/(DECREASE)                            INCREASE/(DECREASE)
                                                          DUE TO                                        DUE TO
                                              ----------------------------------            ------------------------------
                                                               RATE/                                        RATE/
                                              VOLUME   RATE    VOLUME   NET                 VOLUME  RATE   VOLUME    NET
                                              ------------------------------                ------------------------------
                                                      (IN THOUSANDS)                               (IN THOUSANDS)
ASSETS:
      Interest-earning assets:
           Interest-bearing deposits          $ 285   $   9    $ 10    $304                 $232   $(15)   $(40)   $  177
           Investment securities                171     (66)    (26)     79                   86    (33)     (8)       45
           Loans receivable                     277    (132)     (5)    140                  488    400      33       921
                                              ------------------------------                ------------------------------
               Total                            733    (189)    (21)    523                  806    352     (15)    1,143
                                              ------------------------------                ------------------------------
LIABILITIES:
      Interest-bearing liabilities:
           Interest-bearing checking accounts    59     (95)    (16)    (52)                  42    (29)     (3)       10
           Passbook savings                     248     (61)    (27)    160                  117      3       2       122
           Certificates of deposit              234    (105)     (9)    120                  190     22       3       215
           Borrowed funds                       (66)     13      (3)    (56)                 196      1       6       203

                                              ------------------------------                ------------------------------
               Total                            475    (248)    (55)    172                  545     (3)      8       550
                                              ------------------------------                ------------------------------
           Net interest income                $ 258   $  59    $ 34    $351                 $261   $355    $(23)   $  593
                                              ==============================                ==============================

                                                            YEAR ENDED
                                                          JUNE 30, 1997
                                                           COMPARED TO
                                                            YEAR ENDED
                                                          JUNE 30, 1996
                                                --------------------------------
                                                       INCREASE/(DECREASE)
                                                             DUE TO
                                                --------------------------------
                                                                   RATE/
                                                VOLUME    RATE    VOLUME    NET
                                                --------------------------------
                                                          (IN THOUSANDS)
ASSETS:
      Interest-earning assets:
           Interest-bearing deposits              $(48)  $  18    $ (7)   $ (37)
           Investment securities                   112      23      10      145
           Loans receivable                        691    (234)    (35)     422
                                                --------------------------------
               Total                               755    (193)    (32)     530
                                                --------------------------------
LIABILITIES:
      Interest-bearing liabilities:
           Interest-bearing checking accounts       64      (1)     (1)      62
           Passbook savings                         75      (1)      0       74
           Certificates of deposit                 (18)   (125)     (1)    (144)
           Borrowed funds                           42       2       5       49
                                                --------------------------------
               Total                               163    (125)      3       41
                                                --------------------------------
           Net interest income                    $592   $ (68)   $(35)   $ 489
                                                ================================

The following table provides information concerning the Company's yields on interest-earning assets and cost of funds on interest-bearing liabilities over the years ended June 30, 1999, 1998 and 1997.

                                                                            FOR THE YEAR ENDED JUNE 30,
                                                ------------------------------------------------------------------------------------
                                  AT JUNE 30,
                                    1999                     1999                    1998                          1997
                             ----------------- --------------------------- ---------------------------  ----------------------------
                                      AVERAGE                     AVERAGE                      AVERAGE                       AVERAGE
                             ACTUAL    YIELD/   AVERAGE            YIELD/   AVERAGE             YIELD/   AVERAGE              YIELD/
                             BALANCE    RATE    BALANCE  INTEREST   RATE    BALANCE   INTEREST   RATE    BALANCE  INTEREST     RATE
                             -------   -------  -------  -------- -------  --------   --------  -------  -------  --------  --------
                                                                        (DOLLARS IN THOUSANDS)
ASSETS:
  Interest-earning
   assets:
   Interest-bearing
    deposits............     $  4,173   5.32%  $  9,471  $  571    5.86%   $ 4,714    $  267    5.66%   $ 1,319   $   90     6.82%
   Investment
    securities..........       11,798   5.00%     9,975     501    5.02%     7,095       422    5.95%     5,774      377     6.53%
   Loans receivable(1)..       81,157   8.39%    76,597   6,807    8.89%    73,544     6,667    9.07%    67,785    5,746     8.48%
                             --------          --------  ------            -------    ------            -------   ------
    Total
     interest-earning
     assets.............       97,128   7.85%    96,313  $7,879    8.18%    85,353    $7,356    8.62%    74,878   $6,213     8.30%
                                                         ------                       ------                      ------
   Non-interest-earning
    assets..............       12,803             8,002                      6,447                        3,037
                             --------          --------                    -------                      -------
   Total assets.........     $109,931          $104,315                    $91,800                      $77,915
                             ========          ========                    =======                      =======
LIABILITIES AND EQUITY:
  Interest-bearing
   liabilities:
   Interest-bearing
    checking accounts...     $ 15,425   2.28%  $ 13,160     301    2.29%   $11,265       353    3.13%   $10,040      343     3.42%
   Passbook savings.....       21,841   3.05%    19,257     698    3.62%    13,172       538    4.08%    10,279      416     4.05%
   Certificates of
    deposit.............       51,788   4.94%    51,995   2,771    5.33%    47,770     2,651    5.55%    44,313    2,436     5.50%
   FHLB Advances and
    notes payable.......        2,820   6.47%     2,988     197    6.59%     4,038       253    6.27%       818       50     6.11%
                             --------          --------  ------            -------    ------            -------   ------
    Total
     interest-bearing
     liabilities........       91,874   4.09%    87,400   3,967    4.54%    76,245     3,795    4.98%    65,450    3,245     4.96%
                                                         ------                       ------                      ------
   Other
    non-interest-bearing
    liabilities.........        5,839            5,424                       4,343                        3,038
   Equity...............       12,218           11,491                      11,212                        9,427
                             --------          --------                    -------                      -------
   Total liabilities
    and equity .........     $109,931          $104,315                    $91,800                      $77,915
                             ========          ========                    =======                      =======
Net interest
 income and
 interest rate
 spread(2)..............                3.76%            $3,912    3.64%              $3,561    3.64%             $2,968     3.34%
                                                         ======                       ======                      ======
Net
 interest-earning
 assets and net
 interest margin (3)....     $  5,254          $  8,913            4.06%   $ 9,108              4.17%   $ 9,428              3.96%
                             ========          ========                    =======                      =======
Ratio of interest-earning
 assets to
 interest-bearing
 liabilities............              105.72%                    110.20%                      111.95%                      114.40%

-------------------------------
(1) Balance is net of deferred loan fees and loans in process. Non-accrual loans are included in the balances.
(2) Average interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average total interest-earning assets. With the exception of end of period ratios, all ratios are based on monthly balances during the indicated years. Management does not believe that the use of month end balances instead of daily balances has caused a material difference in the information presented.

COMPARISON OF OPERATING RESULTS FOR THE FISCAL YEARS ENDED JUNE 30, 1999 AND
1998:

GENERAL. Net income for the years ended June 30, 1999 and 1998 was $514,000 and $708,000, respectively. The decrease of $195,000 or 27.5% was primarily attributable to the cost associated with establishing a bank branch in Watauga County, costs associated with obtaining a broker/dealer license and costs to acquire additional insurance agencies. Management believes that these costs are indicative of growth and necessary in order to provide access to customers and markets that enhance the Company's value and earnings potential in the long term. In management's opinion, there has been an improvement in the level of interest rate risk during the Company's most recent fiscal year.

NET INTEREST INCOME. Net interest income increased by $351,000 or 9.8% from $3.6 million for the year ended June 30, 1998 to $3.9 million for the year ended June 30, 1999. The increase is a result of increased average outstanding balances in interest-earning assets, partially offset by the decline in the prime rate of interest during the year. The decline in rates between June 30, 1998 and 1999 reduced interest income by approximately $189,000. Volume accounted for an annualized increase in interest income of approximately $733,000. Interest expense on deposits declined approximately $248,000 based on a reduction in rates while interest expense increased by $475,000 based on an increase in volume.

INTEREST INCOME. Interest income increased by $523,000, or 7.1%, from $7.4 million during the year ended June 30, 1998 to $7.9 million during the year ended June 30, 1999. This increase was attributable to a change in the volume and mix of the Company's loan portfolio and an increase in the average balance of interest-bearing deposits.

INTEREST EXPENSE. Interest expense for the year ended June 30, 1999 increased $172,000 to $4.0 million. The increase is the result of an increase in the average outstanding balances in the level of deposits for the year ended June 30, 1999 as compared to the similar period in 1998. However, the average rate for deposits was lower at June 30, 1999 than for the comparable period in 1998, and was an offsetting factor to interest expense.

PROVISION FOR LOAN LOSSES. Management made additional provisions for loan losses during the year ended June 30, 1999, of $20,000. The Company experienced net charge offs of $62,000 during the year ended June 30, 1999. During the year ended June 30, 1998, no provisions were made; however, the Company experienced net recoveries of $158,000 that served to increase the level of loan loss reserves. Provisions, which are charged to operations and resulting loan loss allowances, are amounts that the Company's management believes will be adequate to absorb potential losses on existing loans that may become uncollectible. Loans are charged off against the allowance when management believes that collectibility is unlikely. The evaluation to increase or decrease the provisions and resulting allowances is based both on prior loan loss experience and other factors, such as changes in the nature and volume of the loan portfolio, overall portfolio quality and current economic conditions. The Company's level of non-performing loans remained consistently low in relation to prior periods and total loans outstanding during the year ended June 30, 1999. At June 30, 1999 the Company's level of general valuation allowances for loan losses amounted to $1.1 million which management believes is adequate to absorb any losses that may exist in its loan portfolio.

NONINTEREST INCOME. Noninterest income increased by $214,000 or 21.6% during the fiscal year 1999. The increase was primarily attributable to a gain on the sale of FHLMC stock of $148,000, insurance commissions of $500,000 generated by the insurance agency, and income generated by the Company's brokerage subsidiary.

NONINTEREST EXPENSE. Noninterest expense increased by $860,000 or 24.7% from $3.5 million for the year ended June 30, 1998 to $4.3 million for the year ended June 30, 1999. Increases for noninterest ex-
pense are primarily attributable to compensation and employee benefit costs, occupancy, data processing costs and legal expenses. Compensation costs increased by $460,000 for the year ended June 30, 1999, primarily as the result of additional insurance agency employees' salaries, the addition of Appalachian First Bank employee salaries, and the addition of salaries paid to AF Brokerage, Inc. Occupancy cost increased by $98,000 for the year ended June 30, 1999, due to increased depreciation expense resulting from the new branch location in Boone, computer equipment acquired for the new insurance office in Lenior and for the brokerage subsidiary. Additional legal costs during the current period were the result of applying for a broker/dealer registration.

INCOME TAXES. Income taxes resulted from applying normal, expected tax rates on income earned during the year ended June 30, 1999 and 1998. Income tax expense was $236,000 and $381,000, for the years ended June 30, 1999 and 1998. The effective tax rate applied was slightly lower than the statutory tax rates, primarily due to qualifying investment income that was exempt from state income taxes. Legislated decreases are expected in the North Carolina corporate tax rate in future periods, which would lower the overall effective tax rate.

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

The Company's year 2000 project and contingency planning remain on schedule according to the guidelines set forth by the FFIEC. The Company replaced all of its computer systems in the fall of 1998 with year 2000 compliant systems. The Company's internal software remediation, replacement, and testing efforts are substantially complete. The Company's most critical external exposure to year 2000 lies with its data processing provider, Fiserv Orlando. Fiserv renovated its systems in June 1998 and tested its remediation efforts in October 1998. The test results revealed that there were two minor problems which have since been corrected. The first problem occurred in the General Ledger portion of the program, and the second problem occurred primarily due to the method of aging the test loan accounts. The General Ledger corrections, which have already been applied, were re-tested in February 1999, and no problems were found. The loan test conditions are being modified and will be re-tested in October 1999. Fiserv estimates that it has completed with it's remediation and testing efforts of the Company's mission critical systems. In addition, the Company tested its systems on-line with Fiserv's system in November 1998. One purpose was to test all transactions using test data created in a test institution to validate Fiserv's remediation efforts to date. The second purpose was to test the communication hardware under the direct control of the testing parties. The test was successful and correctly validated the testing objectives. In addition, the Company has contacted its major customers and vendors to inquire about their progress in addressing the year 2000 problem and does not believe that the problems of such customers and vendors will have a material adverse effect on the Company or its operations. The Company will continue to monitor the progress of these parties in addressing the year 2000 problem as the new millennium approaches.

As noted, the Company has replaced all of its computers and printers at a cost of $244,000. Software costs amounted to $101,000 and include internal software for accounts payable, fixed assets, payroll and insurance agency management. Management believes that all material costs to prepare for the year 2000 that are under the direct control of the Company have been incurred. The remaining costs are expected to amount to less than $5,000.

The year 2000 problems can affect the Company's operation in a number of ways but the mission critical issue is maintaining customers' account information including tracking deposits, interest accruals and loan payments. The Company is dependent upon electricity, telephone lines, computer hardware and Fiserv Orlando's data processing capacity.

The Company is in contact with its electric utility and the utility's staff regularly updates the Company as to its progress. Assurances have been given that no major problems exist and that the electric company will have all year 2000 problems addressed before June 30, 1999. The utility company has further assured the Company that contingency plans are in place for any unforeseen problems that may exist. The Company has installed a fixed generator with sufficient capacity to run the system servers and workstations at the West Jefferson branch office in case that the Company experiences power outages. The generator was tested and performed as expected.

The Company uses two telephone utilities: Skyline Telephone Membership Corporation and Sprint. Skyline Telephone has tested its system with the Company and had no date related problems. Service between Fiserv Orlando and the Company is the contractual responsibility of Fiserv Orlando.

To prevent difficulties in the event there is an unforeseen interruption in either telephone or electrical service when the year changes, the Company will print hard copies of all account information. In addition, the Company will download all account information into programs on the Company's hardware that will allow bank personnel to extract customer information without regard to outside sources. Additionally, the Company stores customer information on retrievable media in house. The insurance agency's computer hardware and software has been tested, validated, and found to be year 2000 compliant.

Fiserv Orlando has responded to the Company that renovation of its program is complete. In the event that Fiserv Orlando experiences some unforeseen problems relating to the year 2000, the Company will convert its data to one of the other Fiserv programs that is able to operate in the 2000 environment. The Company is planning to attend a customer meeting in October of 1999 to review and comment on Fiserv's Business Resumption Contingency Plan.

The Company is continuously evaluating its liquidity needs for the year 2000 and believes that its plan provides for the sufficient funding to meet customers demands. If additional funding needs become necessary due to unanticipated customer cash demands, the Company has in place a borrowing agreement with the FHLB and with the Federal Reserve Bank of Richmond, that management believes will exceed any customer demands for cash.

COMPARISON OF OPERATING RESULTS FOR THE FISCAL YEARS ENDED JUNE 30, 1998 AND
1997:

GENERAL. Net income for the years ended June 30, 1998 and 1997 was $708,000 and $343,000, respectively. The increase of $365,000 or 106.3% during the year ended June 30, 1998 were primarily attributable lower FDIC premiums, and the absence of the one time assessment from SAIF during the year ended June 30, 1997 and from an increase in net interest income. In management's opinion, there has been an improvement in the level of interest rate risk during 1998.

NET INTEREST INCOME. Net interest income increased by $594,000 or 20.0% from $3.0 million for year ended June 30, 1997 to $3.6 million for the year ended June 30, 1998. The increase is a result of increased average outstanding balances in interest earning assets and an improved interest rate spread in effect during the year. The Company's interest rate spread increased primarily because the average yield on loans was higher during the year ended June 30, 1998 as compared to the year ended in 1997.

INTEREST INCOME. Interest income increase from $6.2 million to $7.4 million during the year end June 30, 1998, or an 18.4% increase. This increase was attributable to both an overall increase in the weighted average yield of the Company's loan portfolio and by a change in the volume and mix of interest-earning assets outstanding.

INTEREST EXPENSE. Interest expense for the year ended June 30, 1998 increased $549,000 to $3.8 million. The increase is the result of an increase in the average outstanding balances in the level of deposits and borrowings for the year ended June 30, 1998 as compared to the similar period in 1997. However, the increase was partially offset by a slightly lower average rate for deposits during the year ended June 30, 1998 than for the comparable year ended 1997, and was an offsetting factor to interest expense.

PROVISION FOR LOAN LOSSES. Management did not make additional provisions for loan losses during the year ended June 30, 1998; however, the Company experienced net recoveries of $158,000 that served to increase the level of loan loss reserves. During the year ended June 30, 1997, provisions were made totaling $20,000. Provisions, which are charged to operations and resulting loan loss allowances, are amounts that the Company's management believes will be adequate to absorb potential losses on existing loans that may become uncollectible. Loans are charged off against the allowance when management believes that collection is unlikely. The evaluation to increase or decrease the provisions and resulting allowances is based both on prior loan loss experience and other factors, such as changes in the nature and volume of the loan portfolio, overall portfolio quality and current economic conditions. The Company's level of non-performing loans remained consistently low in relation to prior periods and total loans outstanding during the year ended June 30, 1998. At June 30, 1998, the Company's level of general valuation allowances for loan losses amounted to $1.2 million which management believes is adequate to absorb any losses that may exist in its loan portfolio.

NONINTEREST INCOME. Noninterest income increased by $822,000 to $991,000 during the fiscal year 1998. The increase was primarily attributable to a gain on the sale of FHLMC stock of $306,000 and insurance commissions of $404,000 generated by the insurance agency during the year ended June 30, 1998.

NONINTEREST EXPENSE. Noninterest expense increased by $932,000 or 36.5% from $2.6 million for the year ended June 30, 1997 to $3.5 million for the year ended June 30, 1998. Increases for noninterest expense for the year ended June 30, 1998 are primarily attributable to compensation costs, occupancy, data processing costs and legal expenses. Compensation costs increased by $866,000 for the year ended June 30, 1998, primarily as the result of the cost of the Bank's Recognition and Retention Plan, insurance agency employees' salaries, and Alleghany First employees' salaries. Occupancy cost increased by $110,000 for the year ended June 30, 1998 because of increased depreciation expense resulting from the addition of the new office facility at 206 South Jefferson Avenue, the new branch location in Sparta, computer equipment acquired to address the year 2000 problem and one-time charges associated with changing data processing providers from NCR to Fiserv Orlando in October 1997. Additional legal costs during the current period were the result of obtaining shareholder and regulatory approvals for a recognition and retention plan, a stock option plan, and establishing a mid-tier holding company.

INCOME TAXES. Income taxes resulted from applying normal, expected tax rates on income earned during the year ended June 30, 1998 and 1997. Income tax expense was $381,000 and $218,000, for the years ended June 30, 1998 and 1997. The effective tax rate applied was slightly lower than the statutory tax rates, primarily due to qualifying investment income that was exempt from state income taxes. Legislated decreases are expected in the North Carolina corporate tax rate in future periods, which would lower the overall effective tax rate.

CAPITAL RESOURCES AND LIQUIDITY

The term "liquidity" generally refers to an organization's ability to generate adequate amounts of funds to meet its need for cash. More specifically for financial institutions, liquidity ensures that adequate funds are available to meet deposit withdrawals, fund loan and capital expenditure commitments, maintain reserve requirements, pay operating expenses, and provide funds for debt service, dividends to stockholders, and other institutional commitments. Funds are primarily provided through financial resources from operating activities, expansion of the deposit base, borrowings, through the sale or maturity of investments, the ability to raise equity capital, or maintenance of shorter term interest earning deposits.

At June 30, 1999, cash and cash equivalents, a significant source of liquidity, totaled $12.4 million. A significant portion of this is a direct result of the Bank selling loans in the secondary market and retaining the proceeds in the Bank's FHLB account.

As a federally chartered savings bank, the Bank must maintain a daily average balance of liquid assets equal to at least 4% of withdrawable deposits and short-term borrowings. During the year ended June 30, 1998 the OTS reduced the required level of liquidity to 4% from 5%, eliminated the short term liquidity requirement and imposed a new requirement that savings associations generally maintain sufficient liquidity to ensure safe and sound operations. The Bank's liquidity ratio at June 30, 1999, as computed under OTS regulations, was considerably in excess of such requirements. Given its excess liquidity and its ability to borrow from the FHLB, the Bank believes that it will have sufficient funds available to meet anticipated future loan commitments, unexpected deposit withdrawals, and other cash requirements.

ASSET/LIABILITY MANAGEMENT

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

NET PORTFOLIO VALUE

All federally regulated financial institutions are required to measure the exposure to changes in interest rates. Institutions with assets of less than $500 million may rely on outside sources of measurement such as that provided by the OTS and the FHLB. The purpose is to determine how changes in interest rates affect the estimated value or Net Portfolio Value ("NPV") of the insured institution's statement of financial condition under several immediate or "shock" changes in market rates. Since the timing of repricing opportunities for interest-earning assets and interest-bearing liabilities are different, the impact of shock changes will have a negative, neutral or positive impact on the NPV of the bank based on the structure of the bank's assets and liabilities. Thus, NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities and off-balance sheet contracts. Generally, the level of interest rate risk is measured in a 200 basis point shock environment that has the most negative impact on the Company.

The Company's banking subsidiary, AF Bank, has historically been a mortgage lender which means that it generally has longer terms before repricing its assets than does its interest bearing liabilities or deposit accounts; therefore, a rising rate environment will have the most negative impact on the NPV of the Company. Management has implemented a strategy of limiting the terms of mortgage loans that it cannot sell in the secondary market, increasing the level of loans tied more closely to market interest rates such as the prime rate, and generally reducing the terms of loans that the Company offers for portfolio. The following table presents the Company's NPV at June 30, 1999, as calculated by the OTS, based on information provided to the OTS by the Company.

As a result of management's actions, at June 30, 1999, the estimated NPV declined by 13% in a 300 basis point rising interest rate shock scenario compared to a gain in NPV of 12% in a falling rate scenario. This compares to a decline of 13% under a similar rise and a gain of 10% in a similar decline one year earlier. The improvement in interest rate risk is further measured by the basis point decline in the ratio of NPV to the PV of assets, defined as the Sensitivity Measure by the OTS. At June 30, 1999, the decline of the sensitivity measure was 128 basis points with a 300 basis point shock increase in rates compared to a decline of 133 basis points at June 30, 1998.

                                                            NPV as $ of PV (5)
                    Net Portfolio Value                         of Assets
---------------------------------------------------------- ---------------------
Changes in Rates  $ Amount  $ Change (1)  % of Change (2)  Ratio (3)  Change (4)
----------------  --------  ------------  ---------------  ---------  ----------
                           (Dollars in Thousands)
   +300 bp         12,018       (1,757)          (13.00)%       11.13%  (128)
   +200 bp         12,804         (971)           (7.00)%       11.72%   (68)
   +100 bp         13,436         (339)           (2.00)%       12.18%   (22)
     0 bp          13,775                                       12.40%
   -100 bp         13,925          150              1.00%       12.47%     7
   -200 bp         14,572          797              6.00%       12.92%    52
   -300 bp         15,446        1,671             12.00%       13.54%   113

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

The following chart provided by the OTS reflects further measures of the Company's interest rate risk.

  RISK MEASURES: 200BP RATE SHOCK:                  June 30, 1999  June 30, 1998
                                                    ----------------------------
  Pre-Shock NPV Ratio: NPV as a % of PV of Assets       12.40%        13.10%
  Exposure Measure: Post Shock NPV Ratio                11.72%        12.44%
  Sensitivity Measure: Change in NPV                    -68 bp        -67 bp

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

Management believes that the NPV method of assessing the Company's exposure to interest rate risk and potential reductions in net interest income is a useful tool for measuring risk. Management also believes that the charts reflect the positive impact of strategies to reduce interest rate risk as evidenced most prominently by the relatively low level of interest rate sensitivity that reflected a decline of 68 basis points and 67 basis points for the years ended June 30, 1999 and 1998, respectively. The strategies that have reduced the level of interest rate risk under an increasing rate assumption will continue to reduce the impact or rising rates as long term mortgages are sold and replaced with shorter term mortgage and nonmortgage loans with rates that can be adjusted to more closely simulate market rates of interest. Management believes that a strong equity capital position and the existence of the corporate authority to raise additional capital as necessary act as valuable tools to absorb interest rate risk.

FUTURE REPORTING REQUIREMENTS

The FASB has issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which the Company has not been required to adopt as of June 30, 1999. This Statement, which is effective for fiscal years beginning after June 15, 2000, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available for sale security, or a foreign currency denominated forecasted transaction. This Statement is not expected to have a significant impact on the Company.

The FASB has issued SFAS No. 134, Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise, an amendment of FASB Statement No. 65, which the Company has not been required to adopt as of June 30, 1999. Statement No. 65, as amended by FASB Statements No. 115, Accounting for Certain Investments in Debt and Equity Securities, and No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, requires that after the securitization of a mortgage loan held for sale, an entity engaged in mortgage banking activities classify the resulting mortgage-backed security as a trading security. This Statement further amends Statement No. 65 to require that after the securitization of mortgage loans held for sale, an entity engaged in mortgage banking activities classify the resulting mortgage-backed securities or other retained interests based on its ability and intent to sell or hold those investments. This Statement conforms the subsequent accounting for securities retained after the securitization of mortgage loans by a mortgage banking enterprise with the subsequent accounting for securities retained after the securitization of other types of assets by a nonmortgage banking enterprise. This Statement is effective for fiscal years beginning after December 15, 1998, and is not expected to have a significant impact on the Company.

IMPACT OF INFLATION AND CHANGING PRICES

The financial statements and accompanying footnotes have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over the time due to inflation. The assets and liabilities of the Bank are primarily monetary in nature and changes in the market interest rates have a greater impact on the Company's performance than do the effects of inflation.

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors
AF Bankshares, Inc. and Subsidiaries
West Jefferson, North Carolina


We have audited the accompanying consolidated statements of financial condition of AF Bankshares, Inc. and Subsidiaries as of June 30, 1999 and 1998, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AF Bankshares, Inc. and Subsidiaries as of June 30, 1999 and 1998, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

Charlotte, North Carolina
July 30, 1999

AF BANKSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
JUNE 30, 1999 AND 1998

ASSETS                                                                               1999              1998
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents:
   Interest-bearing deposits                                                  $  4,173,311       $ 11,838,926
   Noninterest-bearing deposits                                                  8,221,749          2,949,842
Certificates of deposit, at cost                                                   198,000            198,000
Securities held to maturity (fair value $100,000 in 1999 and
   1998) (Note 2)                                                                  100,000            100,000
Securities available for sale (Note 2)                                          10,976,170          8,094,739
Federal Home Loan Bank stock (Notes 2 and 6)                                       523,600            624,000
Loans receivable, net (Notes 3 and 6)                                           81,156,766         72,627,870
Real estate owned                                                                   59,000             38,115
Office properties and equipment, net (Note 4)                                    2,544,777          2,160,783
Accrued interest receivable on loans                                               398,918            321,679
Accrued interest receivable on investment securities                                97,598             87,880
Prepaid expenses and other assets                                                  546,721            439,663
Deferred income taxes, net (Note 12)                                               425,100            307,294
Intangible assets, net of accumulated amortization of
   $76,284 in 1999 and $34,990 in 1998                                             509,716            285,010
                                                                              --------------------------------
              TOTAL ASSETS                                                    $109,931,426       $100,073,801
                                                                              ================================

LIABILITIES AND STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------------------------------------
Liabilities:
   Savings deposits (Note 5)                                                  $ 93,106,090       $ 82,488,216
   Note payable - ESOP (Note 9 and 17)                                             255,420            295,420
   Advances from Federal Home Loan Bank (Note 6)                                 2,564,358          4,115,596
   Accounts payable and other liabilities (Note 10)                              1,636,362          1,180,314
   Redeemable common stock held by the ESOP, net of
      unearned ESOP shares (Notes 9 and 17)                                        150,942            508,069
                                                                              --------------------------------
              TOTAL LIABILITIES                                                 97,713,172         88,587,615
                                                                              --------------------------------
Commitments and Contingencies (Notes 10 and 13)
Stockholders' equity:  (Note 17)
   Common stock, par value $.01 per share; authorized 5,000,000 shares;
      1,053,678 issued and 1,049,378 outstanding shares
      at 1999 and 1,053,678 issued and outstanding at 1998 (Note 7)                 10,537             10,537
   Additional paid-in capital                                                    4,593,516          4,580,151
   Retained earnings, substantially restricted (Notes 7 and 12)                  7,974,373          7,279,694
   Deferred recognition and retention plan (Note 11)                              (479,960)          (678,576)
   Accumulated other comprehensive income, unrealized gain
      on securities available for sale (Note 2)                                    203,638            294,380
                                                                              --------------------------------
                                                                                12,302,104         11,486,186

   Less cost of 4,300 shares of treasury stock                                     (83,850)
                                                                              --------------------------------
              TOTAL STOCKHOLDERS' EQUITY                                        12,218,254         11,486,186
                                                                              --------------------------------
              TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                      $109,931,426       $100,073,801
                                                                              ================================

See Notes to Consolidated Financial Statements.

AF BANKSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED JUNE 30, 1999 AND 1998
                                                                                 1999               1998
-----------------------------------------------------------------------------------------------------------
Interest income:
   Loans                                                                     $6,806,902         $6,667,587
   Investment securities                                                        501,410            421,609
   Interest-bearing deposits                                                    570,867            267,162
                                                                             ------------------------------
                                                                              7,879,179          7,356,358
                                                                             ------------------------------
Interest expense:
   Deposits (Note 5)                                                          3,769,899          3,541,900
   Federal Home Loan Bank advances (Note 6)                                     175,451            226,392
   Note payable, ESOP                                                            21,918             26,512
                                                                             ------------------------------
                                                                              3,967,268          3,794,804
                                                                             ------------------------------
              NET INTEREST INCOME                                             3,911,911          3,561,554
Provision for (recovery of) loan losses (Note 3)                                 20,000            (25,000)
                                                                             ------------------------------
              NET INTEREST INCOME AFTER PROVISION FOR
                 (RECOVERY OF) LOAN LOSSES                                    3,891,911          3,586,554
                                                                             ------------------------------
Noninterest income
   Insurance commissions                                                        499,845            403,900
   Gain on sale on investments available for sale                               165,505            305,550
   Other                                                                        540,409            281,846
                                                                             ------------------------------
                                                                              1,205,759            991,296
                                                                             ------------------------------
Noninterest expenses
   Compensation and employee benefits (Notes 8, 9, 10 and 11)                 2,261,079          1,801,254
   Occupancy and equipment                                                      426,161            327,944
   Deposit insurance premiums                                                    48,918             43,696
   Computer processing charges                                                  209,018            138,511
   Amortization                                                                  41,294             34,990
   Other                                                                      1,361,826          1,141,797
                                                                             ------------------------------
                                                                              4,348,296          3,488,192
                                                                             ------------------------------
              INCOME BEFORE INCOME TAXES                                        749,374          1,089,658
Income taxes (Note 12)                                                          235,540            381,255
                                                                             ------------------------------
              NET INCOME                                                        513,834            708,403
                                                                             ------------------------------
Other comprehensive loss, net of tax:

   Unrealized loss on securities, net of tax 1999 ($82,485);
      1998 ($101,568)                                                          (204,278)          (254,370)
   Less: reclassification adjustment for gains included in net income,
      net of tax 1999 ($51,969); 1998 ($106,943)                                113,536            198,607
                                                                             ------------------------------
   Other comprehensive loss                                                     (90,742)           (55,763)
                                                                             ------------------------------
              COMPREHENSIVE INCOME                                           $  423,092         $  652,640
                                                                             ==============================

Basic earning per share (Note 14)                                            $     0.52         $     0.73
                                                                             ==============================
Diluted earnings per share (Note 14)                                         $     0.52         $     0.72
                                                                             ==============================
Cash dividends per share                                                     $     0.20         $     0.20
                                                                             ==============================

See Notes to Consolidated Financial Statements.

AF BANKSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED JUNE 30, 1999 AND 1998

                                                           Common           Additional          Retained
                                                           Stock         Paid-In Capital        Earnings
-------------------------------------------------------------------------------------------------------------------

Balance, June 30, 1997                                    $10,000         $3,552,726         $7,065,824
   Adoption of recognition and retention plan                 537            992,506
   Vesting of recognition and retention plan
   Transfer to redeemable common stock
      net of unearned ESOP shares                                                              (332,536)
   ESOP contribution                                                          34,919             37,000
   Cash dividend, $.20 per share                                                               (198,997)
   Net change in unrealized gain on securities
      available for sale, net (Note 2)
   Net income                                                                                   708,403

                                                          ----------------------------------------------
Balance, June 30, 1998                                     10,537          4,580,151          7,279,694
   Vesting of recognition and retention plan
   Transfer from redeemable common stock net of
      unearned ESOP shares                                                                      357,127
   ESOP contribution                                                          13,365             33,723
   Cash dividend, $.20 per share                                                               (205,105)
   Purchase of common stock for treasury
   Issuance of common stock from treasury                                                        (4,900)
   Net change in unrealized gain on securities
      available for sale, net (Note 2)
   Net income                                                                                   513,834
                                                          ----------------------------------------------
Balance, June 30, 1999                                    $10,537         $4,593,516         $7,974,373
                                                          ==============================================

See Notes to Consolidated Financial Statements.

                       Accumulated Other
                         Comprehensive
                      Income, Unrealized
     Deferred           Gain (Loss) on                               Total
  Recognition and         Securities             Treasury        Stockholders'
  Retention Plan      Available for Sale          Stock              Equity

--------------------------------------------------------------------------------

                         v
  $                          $350,143       $                   $10,978,693
   (993,043)
    314,467                                                         314,467

                                                                   (332,536)
                                                                     71,919

                                                                   (198,997)

                              (55,763)                              (55,763)
                                                                    708,403
--------------------------------------------------------------------------
   (678,576)                  294,380                            11,486,186
    198,616                                                         198,616

                                                                    357,127
                                                                     47,088

                                                                   (205,105)
                                             (113,750)             (113,750)
                                               29,900                25,000

                              (90,742)                              (90,742)
                                                                    513,834
--------------------------------------------------------------------------
$ (479,960)                  $203,638       $ (83,850)          $12,218,254
==========================================================================

AF BANKSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JUNE 30, 1999 AND 1998

                                                                                        1999              1998
-------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
   Net income                                                                     $     513,834       $    708,403
   Adjustments to reconcile net income to net cash
      provided by operating activities:
        Provision for (recovery of) loan losses                                          20,000           (25,000)
        Loss on disposal of office properties and equipment                                 607              9,146
        Gain on sale of investments available for sale                                 (165,505)          (305,550)
        Provision for depreciation                                                      320,575            238,568
        Amortization of goodwill and noncompete covenant                                 41,294             34,990
        Amortization of deferred loan fees                                             (156,603)          (222,904)
        Amortization of premium/discount on investments                                  23,823             12,687
        Amortization of unearned ESOP shares                                             33,723             37,000
        ESOP fair value adjustment                                                       13,365             34,919
        Vesting of recognition and retention plan                                       198,616            314,467
        Stock compensation                                                               25,000
        Proceeds from sale of loans held for sale                                    12,133,119          8,091,901
        Origination of loans held for sale                                          (12,120,263)        (8,084,101)
        Gain on sale of loans held for sale                                             (12,856)            (7,800)
        Deferred income taxes                                                           (59,165)            (1,026)
        Increase in operating assets:
           Accrued interest receivable                                                  (86,957)           (16,948)
           Prepaid expenses and other assets                                           (107,058)          (159,378)
        Increase (decrease) in liabilities:
           Accrued interest payable                                                     (29,397)              2,630
           Accounts payable and other liabilities                                       456,048            515,378
                                                                              -------------------------------------
              NET CASH PROVIDED BY OPERATING ACTIVITIES                               1,042,200          1,177,382
                                                                              -------------------------------------
Cash Flows from Investing Activities
   Purchases of securities available for sale                                        (9,501,897)        (5,922,587)
   (Increase) decrease in FHLB stock                                                    100,400           (48,300)
   Proceeds from calls of securities available for sale                               4,950,000          3,050,000
   Proceeds from sale of securities available for sale                                  329,423            311,633
   Principal payments received on securities available for sale                       1,333,342            730,812
   Net originations of loans receivable                                              (8,467,343)        (2,195,238)
   Purchase of office properties and equipment                                         (717,171)        (1,036,924)
   Proceeds from sale of properties and equipment                                        11,995              4,200
   Proceeds from sale of real estate owned                                               54,165             12,827
   Purchase of goodwill and noncompete agreement                                       (266,000)          (320,000)
                                                                              -------------------------------------
              NET CASH USED IN INVESTING ACTIVITIES                                 (12,173,086)        (5,413,577)
                                                                              -------------------------------------

AF BANKSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
YEARS ENDED JUNE 30, 1999 AND 1998

                                                                                         1999               1998
-------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities
   Net increase in savings deposits                                               $  10,647,271       $ 14,267,090
   Net borrowings (payments) on FHLB advances                                        (1,551,238)          2,461,365
   Purchase of common stock for treasury                                               (113,750)
   Principal payments on borrowings                                                     (40,000)           (37,000)
   Cash dividends paid                                                                 (205,105)          (198,997)
                                                                              -------------------------------------
              NET CASH PROVIDED BY FINANCING ACTIVITIES                               8,737,178         16,492,458
                                                                              -------------------------------------
              NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                   (2,393,708)         12,256,263
Cash and cash equivalents:
   Beginning                                                                         14,788,768          2,532,505
                                                                              -------------------------------------
   Ending                                                                         $  12,395,060       $ 14,788,768
                                                                              =====================================

Supplemental Schedule of Cash and Cash Equivalents
   Interest-bearing deposits                                                      $   4,173,311       $ 11,838,926
   Noninterest-bearing                                                                8,221,749          2,949,842
                                                                              -------------------------------------
                                                                                  $  12,395,060       $ 14,788,768
                                                                              =====================================

Supplemental Disclosures of Cash Flow Information
   Cash payments for:
      Interest                                                                    $   3,996,665       $  3,792,174
      Income taxes                                                                      335,333            485,178

Supplemental Disclosure of Noncash Investing and Financing
   Activities
      Net change in unrealized gain on securities available for sale,
         net of tax                                                               $     (90,742)      $    (55,763)
      Transfer from loans receivable to real estate owned                               104,563             50,942
      Originations of loans to facilitate sale of real estate owned                     (29,513)
      Fair value of ESOP shares in excess of unearned ESOP shares                       323,404            295,536
      Transfer (from) to retained earnings to redeemable
        common stock                                                                    357,127           (332,536)

See Notes to Consolidated Financial Statements.

AF BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 1.     NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business: AF Bankshares, Inc. (the "Company") is a bank holding company which owns 100% of the common stock of AF Bank (the "Bank"), formerly Ashe Federal Bank. The Company has no operations and conducts no business of its own other than ownership of its subsidiaries and investing in securities. The Bank is a federally chartered stock savings bank which conducts business from its main office located in West Jefferson, North Carolina and four branches in Sparta, Jefferson, Boone and Warrensville, North Carolina. The principal activities of the Bank consist of obtaining savings deposits and providing credit to customers in its primary market area, Ashe, Alleghany and Watauga Counties. On April 15, 1996, the Board of Directors of the Bank adopted a Plan of Reorganization and a related Stock Issuance Plan pursuant to which the Bank exchanged its federal mutual savings bank charter for a federal stock savings bank charter, conducted a minority stock offering, and formed AsheCo, M.H.C., a mutual holding company which owned 53.8% of the common stock issued by the Bank. The Bank conducted its minority stock offering in July and August of 1996 and the closing occurred on October 4, 1996. The Bank sold 461,779 shares of common stock in the minority stock offering, including 36,942 shares sold to its Employee Stock Ownership Plan (the "ESOP"), and issued 538,221 shares to the mutual holding company. See Note 17 for additional information concerning the minority stock offering and the reorganization.

On June 16, 1998, the Board of Directors approved the formation of a mid-tier holding company, AF Bankshares, Inc. which became a 100% owner of the Bank in a stock swap with AsheCo, M.H.C., which was accounted for similar to a pooling of interests. At June 30, 1998, AsheCo, M.H.C.'s ownership of AF Bankshares, Inc. decreased to 51.10% due to the shares issued under the recognition and retention plan discussed in Note 11. During the year ended June 30, 1999, AsheCo, M.H.C.'s ownership of AF Bankshares, Inc. increased to 51.38% due to the purchase of shares held in treasury.

On July 1, 1997, the Bank purchased two insurance agencies to form AF Insurance Services, Inc., which became a wholly owned subsidiary of the Bank. A plan of reorganization was completed during the year ended June 30, 1999 and AF Insurance Services, Inc. became a wholly owned subsidiary of AF Bankshares, Inc. On April 1, 1999, AF Insurance Services, Inc. purchased an additional insurance agency. AF Insurance Services, Inc. operates from its main office in West Jefferson, North Carolina and branch offices in Lenoir, North Wilkesboro, Jefferson and Sparta, North Carolina. The transactions were recorded under the purchase method of accounting. Revenues are not material to the financial information.

On August 5, 1998, the Company formed AF Brokerage, Inc., which is a wholly owned subsidiary of the Company. AF Brokerage, Inc. is in the process of applying for a license to become a registered broker/dealer. Currently, AF Brokerage, Inc. operates through the use of a third party clearing broker pending approval of the application with NASD.

NOTE 1.  NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
         POLICIES (CONTINUED)

The following is a description of the significant accounting policies used in the preparation of the accompanying financial statements.

Principles of consolidation: The consolidated financial statements include the accounts of AF Bankshares, Inc. and its wholly owned subsidiaries, AF Bank, AF Insurance Services, Inc. and AF Brokerage, Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

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

Investment securities: The Company and the Bank have investments in debt and equity securities. Debt securities consist primarily of U.s. Treasury Notes, Federal Farm Credit Notes, Federal Home Loan Bank bonds, Fannie Mae and Government National Mortgage Association securities and certificates of deposit. Equity securities consist of Federal Home Loan Mortgage Corporation (FHLMC) stock and mutual funds.

Management classifies all debt securities and certain equity securities as trading, available for sale, or held to maturity as individual investment securities are acquired, and thereafter the appropriateness of such classification is reassessed at each statement of financial condition date. Because the Company does not buy investment securities in anticipation of short-term fluctuations in market prices, none of the investment securities are classified as trading in accordance with Statement 115. All securities have been classified as either available for sale or held to maturity.

Securities available for sale: Securities classified as available for sale are those securities that the Company intends to hold for an indefinite period of time but, as in the case of debt securities, not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value. Premiums and discounts are amortized using the interest method over the securities' contractual lives. Unrealized gains or losses are reported as increases or decreases in equity, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in income.

NOTE 1.  NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
         POLICIES (CONTINUED)

Securities held to maturity: Securities classified as held to maturity are those securities for which the Company has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives. Based on the Company's financial position and liquidity, management believes the Company has the ability to hold these securities to maturity.

Investment in Federal Home Loan Bank stock: The Bank, as a member of the Federal Home Loan Bank (FHLB) system, is required to maintain an investment in capital stock of the FHLB in an amount equal to the greater of 1% of its outstanding home loans or 5% of advances from the FHLB. No ready market exists for the FHLB stock, and it has no quoted market value.

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

Impaired loans: SFAS No. 114, Accounting by Creditors for Impairment of a Loan, requires that the Bank establish a specific loan allowance on an impaired loan if the present value of the future cash flows discounted using the loan's effective interest rate is less than the carrying value of the loan. An impaired loan can also be valued based upon its fair value or the market value of the underlying collateral if the loan is primarily collateral dependent. The Bank assesses for impairment all loans delinquent more than 90 days. See Note 3 for a further explanation of the Statement. No loans were impaired at June 30, 1999 and 1998, and there is no specific SFAS No. 114 allowance associated with the portfolio.

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

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loan-origination fees and related costs: Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the interest method over the contractual life of the loans, adjusted for actual prepayments.

Loans held for sale: Loans held for sale are those loans the Bank has the intent to sell in the foreseeable future. They are carried at the lower of aggregate cost or market value. Gains and losses on sales of loans are recognized at settlement dates and are determined by the difference between the sales proceeds and the carrying value of the loans. All sales are made without recourse. The Bank has no loans held for sale at June 30, 1999 or 1998.

Real estate owned: Real estate owned is initially recorded at the estimated fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations of the property are periodically performed by management and the real estate is carried at the lower of cost or fair value minus estimated costs to sell. Costs relating to improvement of the property are capitalized, while holding costs of the property are charged to expense in the period incurred.

Office properties and equipment: Office properties and equipment are stated at cost less accumulated depreciation computed principally by the straight-line method over estimated useful lives.

Intangible assets: Goodwill is the cost of investment in AF Insurance Services, Inc. in excess of the fair value of net assets at the date of purchase and is being amortized by the straight line method over a period of fifteen years. Noncompete agreement is stated at cost less accumulated amortization computed by the straight-line method over a period of seven years.

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

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Fair value of financial instruments: The estimated fair values required under SFAS No. 107, Disclosures About Fair Value of Financial Instruments, have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to develop the estimates of fair value. Accordingly, the estimates presented for the fair value of the Company's financial instruments are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions or estimation methodologies may have a material effect on the estimated fair market value amounts.

The fair value estimates presented are based on pertinent information available to management as of June 30, 1999 and 1998. Although management is not aware of any factors that would significantly affect the estimated fair value amount, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and therefore, current estimates of fair value may differ significantly from the amounts presented herein.

Off-statement of financial condition risk: The Bank is a party to financial instruments with off-statement of financial condition risk such as commitments to extend credit and home equity lines of credit. Management assesses the risk related to these instruments for potential losses on an ongoing basis.

Earnings per share: SFAS No. 128, Earnings Per Share, requires the presentation of earnings per share by all entities that have common stock or potential common stock, such as options, warrants and convertible securities, outstanding that trade in a public market. Those entities that have only common stock outstanding are required to present basic earnings per-share amounts. Basic per-share amounts are computed by dividing net income (the numerator) by the weighted-average number of common shares outstanding (the denominator). All other entities are required to present basic and diluted per-share amounts. Diluted per-share amounts assume the conversion, exercise or issuance of all potential common stock instruments unless the effect is to reduce the loss or increase the income per common share from continuing operations.

Comprehensive income: SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This statement requires that all items that are recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

NOTE 1.  DEBT AND EQUITY SECURITIES

Debt and equity securities have been classified in the statements of financial condition according to management's intent. The carrying amount of securities and approximate fair values at June 30 were as follows:

                                                                              1999
                                               --------------------------------------------------------------
                                                                      Gross            Gross
                                                  Amortized         Unrealized      Unrealized          Fair
                                                     Cost             Gains           Losses           Value
                                               --------------------------------------------------------------
Available for sale securities:
   Debt securities:
      U.S. Government agency securities        $ 4,224,263         $  3,125      $ (36,791)      $ 4,190,597
      Federal Farm Credit Notes                    300,000                          (2,438)          297,562
      Fannie Mae and Government
        National Mortgage Association            4,625,811           49,513         (3,080)        4,672,244
      Municipals                                   281,977                         (20,493)          261,484
   Equity securities:
      Mutual Funds                               1,205,216           61,939        (45,792)        1,221,363
      Federal Home Loan Mortgage
        Corporation Common Stock                     4,784          328,136                          332,920
                                               --------------------------------------------------------------
                                                10,642,051          442,713       (108,594)       10,976,170
Held to maturity securities:
   Debt securities:
      Federal Home Loan Bank                       100,000                                           100,000
Other securities:
   Federal Home Loan Bank stock                    523,600                                           523,600
                                               --------------------------------------------------------------
                                               $11,265,651         $442,713      $(108,594)      $11,599,770
                                               ==============================================================


                                                                               1998
                                                --------------------------------------------------------------
                                                                      Gross            Gross
                                                  Amortized         Unrealized      Unrealized          Fair
                                                      Cost            Gains           Losses           Value
                                                --------------------------------------------------------------
Available for sale securities:
   Debt securities:
      U.S. Government agency securities         $5,029,967         $  4,453         $(11,156)       $5,023,264
      Federal Farm Credit Notes                    400,000                            (1,062)          398,938
      Fannie Mae and Government
        National Mortgage Association            2,174,353           60,503                          2,234,856
   Equity securities:
      Federal Home Loan Mortgage
        Corporation Common Stock                     6,917          430,764                            437,681
                                                --------------------------------------------------------------
                                                 7,611,237          495,720          (12,218)        8,094,739
Held to maturity securities:
   Debt securities:
      Student Loan Marketing
        Association                                100,000                                             100,000
Other securities:
   Federal Home Loan Bank stock                    624,000                                             624,000
                                                --------------------------------------------------------------
                                                $8,335,237         $495,720         $(12,218)       $8,818,739
                                                =============================================================-

The amortized cost and estimated fair value of debt securities at June 30, 1999, by contractual maturity are shown below. Fannie Mae and Government National Mortgage Association securities are not included in the maturity categories because they do not have a single maturity date. Additionally, equity securities and mutual funds are not included in the maturity categories because they do not have contractual maturities.

                                                 Held to maturity securities:     Available for sale securities:
                                               --------------------------------------------------------------------
                                                   Amortized                        Amortized
                                                     Cost          Fair Value          Cost          Fair Value
                                               --------------------------------------------------------------------
Due from one year to five years                   $100,000          $100,000       $2,880,000       $2,849,257
Due from five years to ten years                                                    1,017,323        1,017,792
Due after ten years                                                                   908,917          882,594
Fannie Mae and Government
   National Mortgage Association

   debt securities                                                                  4,625,811        4,672,244
Mutual funds                                                                        1,205,216        1,221,363
Equity securities                                                                       4,784          332,920
                                               -------------------------------------------------------------------
                                                  $100,000         $100,000       $10,642,051      $10,976,170
                                               ===================================================================

Sales of securities are summarized as follows for the years ended June 30:

                                                                                    1999               1998
                                                                             --------------------------------------
Proceeds from calls of securities available for sale                            $4,950,000         $3,050,000
Proceeds from sale of securities available for sale                                329,423            311,633
                                                                             --------------------------------------
                                                                                 5,279,423          3,361,633
Realized gain on sale of securities available for sale                            (165,505)          (305,550)
                                                                             --------------------------------------
Cost of securities sold                                                         $5,113,918         $3,056,083
                                                                             ======================================

The change in accumulated other comprehensive income, which consists of unrealized gains on securities available for sale for the years ended June 30, are as follows:

                                                                                      1999               1998
                                                                             --------------------------------------
Balance, beginning                                                              $  294,380           $350,143
Change in net unrealized gains                                                    (149,383)           (91,589)
Change in deferred income taxes                                                     58,641             35,826
                                                                             --------------------------------------
Balance, ending                                                                  $ 203,638           $294,380
                                                                             ======================================

The Bank, as a member of the FHLB system, is required to maintain an investment in capital stock of the FHLB in an amount equal to the greater of 1% of its outstanding home loans or 5% of advances from the FHLB. No ready market exists for the FHLB stock, and it has no quoted market value. For presentation purposes, such stock is assumed to have a market value which is equal to cost.

NOTE 1.  LOANS RECEIVABLE

Loans receivable at June 30, consist of the following:

                                                                                      1999               1998
                                                                             --------------------------------------
   One to four-family                                                             $48,432,985        $55,462,490
   Multifamily                                                                        316,111            668,146
   Non residential                                                                  2,068,070          1,417,513
   Land                                                                             1,258,481          2,423,690
   Construction loans                                                               5,081,781          3,477,239
   Commercial loans                                                                18,261,202          3,974,669
   Consumer loans                                                                  12,143,508          8,281,791
                                                                             ------------------------------------
                                                                                   87,562,138         75,705,538

Less:

   Undisbursed loan funds                                                          (5,033,086)        (1,597,657)
   Deferred loan fees                                                                (249,605)          (315,748)
   Allowance for loan losses                                                       (1,122,681)        (1,164,263)
                                                                             ------------------------------------
                                                                                  $81,156,766        $72,627,870
                                                                             ====================================

The following is an analysis of the allowance for loan losses for the years ended June 30:

                                                                                    1999               1998
                                                                             --------------------------------------
Balance, beginning                                                               $1,164,263         $1,031,182
   Provisions (recoveries) charged to operations                                     20,000           (25,000)
   Charge-offs                                                                      (74,034)           (12,936)
   Recoveries                                                                        12,452            171,017
                                                                             --------------------------------------
Balance, ending                                                                  $1,122,681         $1,164,263
                                                                             ======================================

SFAS No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118 Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosure, requires that the Bank establish a specific allowance on impaired loans and disclosure of the Bank's method of accounting for interest income on impaired loans. The Bank assesses all loans delinquent more than 90 days for impairment and such loans amounted to approximately $60,000 and $24,000 at June 30, 1999 and 1998, respectively. Average balances for loans delinquent more than 90 days totaled approximately $120,000 and $111,000 for the years ended June 30, 1999 and 1998, respectively. These loans are primarily collateral dependent and management has determined that the underlying collateral value is in excess of the carrying amounts. As a result, the Bank has determined that specific allowances on these loans are not required. Interest income foregone during 1999 and 1998 was $4,313 and $509, respectively. The Bank established reserves for uncollectible interest on mortgage and consumer loans totaling $4,313 and $5,485 at June 30, 1999 and 1998, respectively.

Loan activity to officers and directors of the Company during the years ended June 30, 1999 and 1998, is summarized as follows:

                                                                                    1999               1998
                                                                             --------------------------------------
Balance, beginning                                                               $  943,194          $ 855,339
Disbursements                                                                       672,300            327,935
Payments received                                                                   (79,890)          (240,080)
                                                                             --------------------------------------
Balance, ending                                                                  $1,535,604          $ 943,194
                                                                             ======================================

Mortgage loans serviced for others are not included in the accompanying statements of financial condition. Mortgage loan portfolios serviced for Fannie Mae were approximately $20,657,000 and $8,511,000 at June 30, 1999 and 1998,
respectively.

There were no loans held for sale or outstanding commitments to sell loans as of June 30, 1999 or 1998.

NOTE 1.  OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment at June 30 consist of the following:


                                                                                   1999               1998
                                                                            --------------------------------------
Land and land improvements                                                    $   308,329         $  260,399
Buildings                                                                       1,421,055          1,239,304
Furniture and fixtures                                                          1,434,791          1,065,993
Leasehold improvements                                                            252,120            197,540
Automobiles                                                                        84,345             84,345
                                                                            --------------------------------------
                                                                                3,500,640          2,847,581
Accumulated depreciation                                                        (955,863)          (686,798)
                                                                            --------------------------------------
                                                                               $2,544,777         $2,160,783
                                                                            ======================================

NOTE 1.  SAVINGS DEPOSITS

Savings deposits at June 30 consist of the following:

                                                                                   1999               1998
                                                                            --------------------------------------
Interest-bearing checking accounts at 2.25% (3.00% 1998)                       $13,831,977        $ 8,465,225
Commercial and free checking (noninterest bearing)                               3,914,090          3,469,656
Passbook savings 3.05% (4.25% 1998)                                             21,840,801         16,729,421
Money market demand accounts 2.50% (3.75% 1998)                                  1,593,041          1,855,571
                                                                            --------------------------------------
                                                                                41,179,909         30,519,873
                                                                            --------------------------------------
Certificates of Deposit:
   weighted average rate of 4.94% (5.52% 1998)
      4.00% to 5.99%                                                            49,488,579         45,411,880
      6.00% to 7.99%                                                             2,299,181          6,388,645
                                                                            --------------------------------------
                                                                                51,787,760         51,800,525
                                                                            --------------------------------------

Accrued interest payable                                                           138,421            167,818
                                                                            --------------------------------------
                                                                               $93,106,090        $82,488,216
                                                                            ======================================
Weighted average cost of savings deposits                                            4.29%              4.94%
                                                                            ======================================

At June 30, 1999, scheduled maturities of certificates of deposit are as follows:

                           2000           2001            2002            2003           After          Total
                      ------------------------------------------------------------------------------------------
4.00% to 5.99%        $42,693,272     $3,619,452      $1,957,795      $1,202,194        $15,866     $49,488,579
6.00% to 7.99%          1,963,692        128,170         143,456          63,863                      2,299,181
                     -------------------------------------------------------------------------------------------
                      $44,656,964     $3,747,622      $2,101,251      $1,266,057        $15,866     $51,787,760
                     ===========================================================================================

The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was $13,910,406 and $13,894,135 at June 30, 1999 and
1998, respectively. At June 30, 1999, scheduled maturities of jumbo certificates of deposit are as follows:

                                                                                                     Weighted
                                                                                  Amount           Average Rate
                                                                            --------------------------------------
Maturity period:
   Within three months                                                        $ 4,975,364              5.25%
   Three through six months                                                     3,392,960               4.76
   Six through twelve months                                                    4,231,745               4.97
   Over twelve months                                                           1,310,337               4.92
                                                                            --------------------------------------
                                                                              $13,910,406              5.01%
                                                                            ======================================

Eligible savings accounts are insured to $100,000 by the Savings Association Insurance Fund (SAIF) which is administered by the Federal Deposit Insurance Corporation (FDIC).

The Bank has pledged securities with a fair value of $100,000 at June 30, 1999 as collateral on treasury tax and loan account.

Interest expense on savings deposits consists of the following for the years ended June 30:


                                         1999               1998
                                  --------------------------------------
Interest-bearing checking            $  300,521         $  353,185
Passbook savings accounts               698,461            538,205
Certificate accounts                  2,770,917          2,650,510
                                  --------------------------------------
                                     $3,769,899         $3,541,900
                                  ======================================

NOTE 6.  FEDERAL HOME LOAN BANK ADVANCES

The Bank had advances outstanding of $2,564,358 and $4,115,596 at June 30, 1999 and 1998, respectively, from the FHLB. Interest is payable at rates ranging from 5.68% to 6.87%. Pursuant to collateral agreements with the FHLB, advances are collateralized by all the Bank's stock in the FHLB and qualifying first mortgage loans. $912,500 of the advances are due by August of 2002, $1,500,000 are due by September of 2002 and the remaining $151,858 is due January 2007. Interest expense was $175,451 and $226,392 for the years ended June 30, 1999 and 1998, respectively.

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

The Office of Thrift Supervision (OTS) regulations require institutions to have a minimum regulatory tangible capital equal to 1.5% of total assets, a minimum 3% of total assets for the core capital ratio and 8% of risk-weighted assets for the risk-based capital ratio. At June 30, 1999 and 1998, the Bank exceeded all of the capital requirements.

The following is a reconciliation of the Bank's capital in accordance with generally accepted accounting principles (GAAP) to the three components of regulatory capital calculated under the requirements of the OTS at June 30, 1999 and 1998:

                                                           June 30, 1999 Regulatory Capital
                           ----------------------------------------------------------------------------------------
                                              Percent                     Percent                       Percent
                                                of                           of                           of
                                Tangible     Tangible          Core       Tangible      Risk-based    Risk-based
                                 Capital      Assets         Capital       Assets         Capital       Assets
                           ----------------------------------------------------------------------------------------
GAAP capital                 $11,063,063                  $11,063,063                 $11,063,063
Unrealized gain on
   securities
   available for sale          (165,855)                    (165,855)                   (165,855)
Equity investment
   and other assets                                                                       147,661
Qualifying general
   loan loss
   allowance                                                                              856,113
                           --------------            -----------------           -----------------
Regulatory capital            10,897,208     10.0 %        10,897,208    10.0 %        11,900,982      17.4 %
Minimum capital
   requirement                 1,627,815      1.5           3,255,630     3.0           5,483,920       8.0
                           ----------------------------------------------------------------------------------------
Excess regulatory
   capital                    $9,269,393      8.5 %       $ 7,641,578     7.0 %       $ 6,417,062       9.4 %
                           ========================================================================================


                                                     June 30, 1998 Regulatory Capital
                           ----------------------------------------------------------------------------------------
                                              Percent                     Percent                       Percent
                                                 of                          of                            of
                                 Tangible     Tangible         Core       Tangible       Risk-based    Risk-based
                                 Capital       Assets        Capital       Assets         Capital        Assets
                           ----------------------------------------------------------------------------------------
GAAP capital                  $11,486,186                 $11,486,186                  $11,486,186
Goodwill and
   other nonincludable
   assets                       (285,010)                   (285,010)                    (300,010)
Unrealized gain on
   securities
   available for sale           (294,380)                   (294,380)                    (294,380)
Qualifying general
   loan loss
   allowance                                                                               715,254
                           ---------------           -----------------           ------------------
Regulatory capital             10,906,796    10.9 %        10,906,796    10.9 %         11,607,050     20.4 %
Minimum capital
   requirement                  1,494,270     1.5           2,988,540     3.0            4,543,304      8.0
                           ----------------------------------------------------------------------------------------
Excess regulatory
   capital                    $ 9,412,526     9.4 %       $ 7,918,256     7.9 %        $ 7,063,746     12.4 %
                           ========================================================================================

As of June 30, 1999, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain total capital to risk weighted assets of 10%, Tier I Capital to risk weighted assets of 6% and Tier I Capital to total assets of 5% or $6,855,000, $4,113,000 and $5,426,000, respectively. There are no conditions or events since that notification that management believes have changed the Bank's category.

Under the conversion regulations the Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's equity to be reduced below (1) the amount required for the liquidation account; or (2) the net worth requirements imposed by the OTS.

The Company paid cash dividends totaling $.20 per share during the years ended June 30, 1999 and 1998. On July 19, 1999, the Company declared a $.05 per share cash dividend for stockholders of record as of July 30, 1999 to be paid on August 13, 1999. This dividend will be funded by an upstream dividend from the Bank to the Company.

NOTE 8.  EMPLOYEE PENSION AND INCENTIVE PLANS

The Bank has a profit-sharing plan for the benefit of substantially all employees. Contributions are discretionary and totaled $41,281 and $52,300 for the years ended June 30, 1999 and 1998, respectively.

The Bank also has a discretionary bonus plan under which bonuses are paid to all employees if approved by the Board of Directors each year. Expense related to these incentives was $36,544 and $54,289 for the years ended June 30, 1999 and 1998, respectively.

In addition, the Bank implemented a 401(k) retirement plan during the year ended June 30, 1998 which contains provisions for specified matching contributions by the Bank. The Bank funds contributions as they accrue and 401(k) plan expense amounted to $70,367 and $74,239 for the years ended June 30, 1999 and 1998, respectively.

NOTE 9.  EMPLOYEE STOCK OWNERSHIP PLAN

As part of the Reorganization, the Bank established an ESOP to benefit substantially all employees. The ESOP purchased 36,942 shares of common stock with the proceeds from a loan from a third party financial institution. The note requires annual principal payments of 10% of the outstanding principal balance plus interest at the lending institution's prime rate (7.75% at June 30, 1999) less .5% with a balloon payment due June, 2002. The Bank is expected to make quarterly contributions to the ESOP in amounts sufficient to allow the ESOP to make its scheduled principal and interest payments on the note. The ESOP shares are pledged as collateral for the debt. As the debt is repaid, shares are released from collateral and allocated to active employees, based on proportion of debt service paid in the year. The debt of the ESOP is recorded as debt in the Company's accompanying statement of financial condition.

At June 30, 1999, future principal payments are due as follows:

Year Ending June 30:                                                 Amount
-----------------------------------------------------------------------------
2000                                                                $ 25,542
2001                                                                  22,988
2002                                                                 206,890
                                                                   ----------
                                                                    $255,420
                                                                   ==========

Dividends on unallocated shares may be used by the ESOP to repay the debt to the Bank and are not reported as dividends in the financial statements. Dividends on allocated or committed to be allocated shares are credited to the accounts of the participants and reported as dividends in the financial statements.

Excluding interest, expense of $47,088 and $71,919 during 1999 and 1998, respectively, has been incurred in connection with the ESOP. The expense includes, in addition to the cash contribution necessary to fund the ESOP, $13,365 in 1999 and $34,919 in 1998, which represents the difference between the fair value of the shares which have been released or committed to be released to participants, and the cost of these shares to the ESOP. The Bank has credited this amount to paid-in capital in accordance with the provisions of AICPA Statement of Position 93-6.

At June 30, 1999 and 1998, 11,400 and 7,400 shares held by the ESOP have been released or committed to be released to the plan's participants for purposes of computing earnings per share. The fair value of the unallocated shares amounted to approximately $281,000 and $643,000 at June 30, 1999 and 1998, respectively.

The Bank has also recorded a liability for a put back option, which represents the excess of the fair market value of the total number of ESOP shares over the original cost of the unallocated ESOP shares. The liability recorded under the put back option was $150,942 and $508,069 at June 30, 1999 and 1998, respectively.

NOTE 10.  DEFERRED COMPENSATION AND RETIREMENT PLAN AGREEMENTS

The Bank has an unfunded deferred compensation agreement providing retirement, disability, and death benefits for directors. Vested benefits under the agreements are payable in monthly installments over a ten-year period upon the director's death, disability or retirement. The Bank has insured the lives of the directors for amounts sufficient to discharge its obligations under the agreements. The Bank also has a retirement plan for members of the Board of Directors which the Plan states that outside directors with at least ten years of service will receive an amount equal to their annual retainer for ten years after their retirement from the Board. The liability for the benefits is being accrued over the terms of active service of the directors. The amount charged to expense under these plans amounted to $54,361 and $78,812 for the years ended June 30, 1999 and 1998, respectively.

NOTE 11.  RECOGNITION AND RETENTION PLAN AND STOCK OPTION PLAN

The Bank's stockholders approved the Bank's Recognition and Retention Plan (the "RRP") and the Bank's stock option plan on December 8, 1997. The stock option plan provides for the issuance of up to 21,322 stock options to certain officers and directors in the form of incentive stock options or non-incentive stock options. The exercise price of the stock options may not be less than the fair market value of the Company's common stock at the date of grant. Under the Plan 21,322 of options, which vest at the rate of 20% annually beginning at the date of grant, were all granted on December 8, 1997 and expire on December 8, 2007. As permitted under the generally accepted accounting principles, grants under the plan are accounted for following the provisions of APB Opinion No. 25 and its related interpretations. Accordingly, no compensation cost has been recognized for grants made to date. Had compensation cost been determined based on the fair value method prescribed in FASB Statement No. 123, the pro forma effect on reported net income for the year ended June 30, 1999 and 1998 would be as follows:

                                              1999                1998
                                            ---------------------------
   Net income
      As reported                           $513,834           $708,403
      Pro forma                              485,179            679,748
   Earnings per share
      As reported
        Basic                               $   0.52           $   0.73
        Diluted                                 0.52               0.72
      Pro forma
        Basic                                   0.49               0.70
        Diluted                                 0.49               0.69

In determining the fair value of the option grant as prescribed in Statement No. 123, the Black-Scholes option pricing model was used with the following assumptions: a risk-free interest rate of 5.61%, expected lives of 10 years, expected volatility of 17.19% and expected dividends of $0.20 per year.

At June 30, 1999, 21,322 options have been granted at an exercise price of $18.50, of which 8,528 options are currently exercisable. No options have been exercised to date and all options granted are outstanding at June 30, 1999.

The RRP reserved for issuance 53,678 shares of common stock to certain officers and directors at the time of the adoption. The Bank issued shares to fund the RRP in December of 1997. The restricted common stock under the RRP vests at the rate of 20% annually beginning at the date of grant. The expense related to the vesting of the RRP totaled $198,616 and $314,467 for the year ended June 30, 1999 and 1998, respectively.

NOTE 12.  INCOME TAX MATTERS

Under the Internal Revenue code, the Bank is allowed a special bad debt deduction related to additions to tax bad debt reserves established for the purpose of absorbing losses. Through 1996, the provisions of the Code permitted the Bank to deduct from taxable income an allowance for bad debts based on 8% of taxable income before such deduction or actual loss experience. Tax legislation passed in 1996 eliminated the percentage of taxable income method as an option for computing bad debt deductions in all future years. The Bank is still permitted to take deductions for bad debts, but is required to compute such deductions using an experience method.

In conjunction with the change in computing the tax bad debt deduction, the Bank will also have to recapture its excess tax bad debt reserves which have accumulated since 1988, amounting to approximately $92,000 over a six year period. The tax associated with the recaptured reserves is approximately $36,000. The recapture was scheduled to begin with the Bank's 1997 year, but was delayed two years because the Bank originated a required minimum level of mortgage loans. Deferred income taxes have been previously established for the taxes associated with the recaptured reserves and the ultimate payment of the related taxes will not result in a charge to earnings. The amount of reserve recaptured and associated tax were approximately $15,000 and $6,000, respectively, for each of the years ended June 30, 1999 and 1998.

Deferred taxes have been provided for certain increases in the Bank's tax bad debt reserves subsequent to 1987 which are in excess of additions to recorded loan loss allowances. At June 30, 1999, retained earnings contain certain historical additions to bad debt reserves for income tax purposes of approximately $870,000, the balance at June 30, 1987, for which no deferred taxes have been provided because the Bank does not intend to use these reserves for purposes other than to absorb losses. If amounts which qualified as bad debt deductions are used for purposes other than to absorb bad debt losses or adjustments arising from the carryback of net operating losses, income taxes may be imposed at the then existing rates. The approximate amount of unrecorded deferred tax liability associated with these historical additions is approximately $340,000.

The tax effects of temporary differences that gave rise to significant portions of the net deferred tax asset as of June 30 were:


                                                             1999         1998
                                                          ----------------------
Deferred tax assets:
   Reserve for loan losses                                $435,431      $453,480
   Reserve for uncollected interest                          1,672         2,137
   Deferred compensation                                   201,933       176,954
   Recognition and retention plan                           44,934        44,793
                                                          ----------------------
                                                           683,970       677,364
                                                          ----------------------
Deferred tax liabilities:
   Reserve for loan losses                                  23,752        53,563
   Unrealized gain on securities available for sale        130,483       189,124
   Depreciation                                             37,602        44,319
   FHLB stock dividends                                     60,427        60,949
   Deferred loan fees                                        6,606        22,115
                                                          ----------------------
                                                           258,870       370,070
                                                          ----------------------
              NET DEFERRED TAX ASSET                      $425,100      $307,294
                                                          ======================

At June 30, 1999 and 1998, no valuation allowance was recorded on deferred tax assets.

The provision for income taxes charged to operations for the years ended June 30, 1999 and 1998 consists of the following:

                                                     1999               1998
                                           -------------------------------------
Current                                            $294,705           $382,281
Deferred                                            (59,165)            (1,026)
                                          --------------------------------------
                                                   $235,540           $381,255
                                          ======================================

A reconciliation of income taxes computed at the statutory federal income tax rate to the income tax provision follows:

                                                       1999                                  1998
                                       ---------------------------------------------------------------------------
                                             Amount            Percent             Amount            Percent
                                       ---------------------------------------------------------------------------
Tax at statutory rate                     $ 254,787              34.0%          $ 370,484             34.0%
State tax, net of federal benefit            25,834               3.4             37,892               3.5
Municipal interest income                   (27,296)             (3.6)           (19,813)             (1.8)
Other                                       (17,785)             (2.4)            (7,308)             (0.7)
                                       ---------------------------------------------------------------------------
Total                                       235,540              31.4%          $ 381,255             35.0%
                                       ===========================================================================

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

A summary of the contract amount of the Bank's exposure to off-statement of financial condition risk, except for undisbursed construction loan funds, is as follows at June 30, 1999:

                                                                       Notional
                                                                        Amount

                                                                     -----------
Financial instruments whose contract amounts represent credit risk:

   Undisbursed home equity lines of credit                           $5,981,090
   Undisbursed commercial lines of credit                             1,341,045

The Bank evaluates each customer's credit worthiness on a case-by-case basis. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Home equity lines of credit have variable rates based on the prime rate of interest. Home equity lines are reassessed every five years. Because many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The collateral obtained by the Bank upon extension of credit is based on management's credit evaluation of the customer. The collateral held is the underlying real estate. Undisbursed commercial lines of credit have variable rates of prime plus two percent and are reassessed on an annual basis. Prime at June 30, 1999 was 7.75%.

The Bank has entered into operating leases for the branch locations in Warrensville, Sparta and Boone, North Carolina and the two insurance company branches located in Wilkesboro and Lenoir, North Carolina. The minimum annual lease payments are not significant to the Company's operations.

NOTE 14.  EARNINGS PER SHARE

Earnings per share has been calculated in accordance with Financial Accounting Standards Board Statement No. 128, Earnings Per Share, and Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans. For purposes of this computation, the number of shares of common stock purchased by the Bank's employee stock ownership plan which have not been allocated to participant accounts are not assumed to be outstanding. The following are reconciliations of the amounts used in the per share calculations:

                                                    For the Year Ended June 30, 1999
                                         -------------------------------------------------------
                                               Income            Shares          Per Share
                                            (Numerator)      (Denominator)         Amount
                                         -------------------------------------------------------
BASIC AND DILUTED EPS
Income available to stockholders              $513,834          995,301              $0.52
                                         =======================================================


                                                    For the Year Ended June 30, 1998
                                         -------------------------------------------------------
                                               Income            Shares          Per Share
                                            (Numerator)      (Denominator)         Amount
                                         -------------------------------------------------------
BASIC EPS
Income available to stockholders              $708,403          975,717              $0.73
                                                                             ===================

EFFECT OF DILUTIVE SECURITIES
RRP restricted stock awards                   @                   3,189
Stock options                                                     1,854
                                         ------------------------------------

DILUTED EPS
Income available to stockholders              $708,403          980,760              $0.72
                                         =======================================================

NOTE 15.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table reflects a comparison of carrying amounts and the fair values of the financial instruments as of June 30, 1999 and 1998:

                                                        1999                                  1998
                                       ----------------------------------------------------------------------------
                                            Carrying             Fair             Carrying             Fair
                                              Value              Value              Value              Value
                                       ----------------------------------------------------------------------------
Financial assets:
   Cash
      Interest-bearing                     $ 4,173,311        $ 4,173,311        $11,838,926        $11,838,926
      Noninterest-bearing
        deposits                             8,221,749          8,221,749          2,949,842          2,949,842
   Certificates of deposit                     198,000            198,000            198,000            198,000
   Investments                              11,076,170         11,076,170          8,194,739          8,194,739
   Loans receivable                         81,156,766         79,796,954         72,627,870         72,297,027
   Accrued interest receivable                 496,516            496,516            409,559            409,559
   FHLB stock                                  523,600            523,600            624,000            624,000

Financial liabilities:
   Deposits                                 93,106,090         92,924,645         82,488,216         82,589,250
   Advances from FHLB                        2,564,358          2,564,358          4,115,596          4,115,596
   Note payable, ESOP                          255,420            255,420            295,420            295,420

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

Advances from FHLB and Note payable, ESOP: The fair value of the Advances from FHLB and Note payable, ESOP is equal to the carrying value of the liability.

Off-statement of financial condition instruments: Fair values for the Company's off-statement of financial condition instruments (loan commitments) are based on fees currently charged for similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings. The fair value for such commitments is nominal.

NOTE 16.  RECLASSIFICATION OF FINANCIAL STATEMENTS

Certain amounts in the financial statements for the year ended June 30, 1998 have been reclassified to conform with classifications adopted in the year ended June 30, 1999. These reclassifications had no effect on net income or stockholders' equity.

NOTE 17.  REORGANIZATION AND MINORITY STOCK OFFERING

On October 4, 1996, the Bank  consummated  its  reorganization,  as explained in
Note 1, and issued 461,779 shares in a minority stock offering (including 36,942 shares to the ESOP) which resulted in gross proceeds of $4,617,790, or $3,917,389, net of conversion costs of $700,401. At closing, such costs were netted against the stock proceeds received and shown as a reduction of stockholders' equity. As a part of the reorganization, the Bank formed a mutual holding company, AsheCo, M.H.C., which was issued 538,221 shares of the Bank's common stock. Members of the mutual holding company consist of depositors of the Bank, who have the sole authority to elect the board of directors of the mutual holding company for as long as it remains in mutual form. Initially, the mutual holding company's principal assets were the shares of the Bank's common stock received in the reorganization and on its initial capitalization of $100,000 in cash. The mutual holding company, which by law must own in excess of 50% of the stock of the Bank, was issued stock in the reorganization resulting in an ownership interest of 53.8% of the Bank. By virtue of its ownership of a majority of the outstanding shares of the Bank, the mutual holding company can generally control the outcome of most matters presented to the stockholders of the Bank for resolution by vote except for certain matters related to stock compensation plans, a vote regarding conversion of the mutual holding company to stock form, or other matters which require a vote only by the minority stockholders. The mutual holding company has registered as a savings and loan holding company and is subject to regulation, examination, and supervision by the OTS.

The Bank also established an ESOP which was issued 36,942 shares of common stock in the reorganization. The funds used by the ESOP to acquire these shares were obtained from borrowings from an unaffiliated third party lender. The loan is reflected in the financial statements of the Bank which makes contributions to the ESOP necessary to amortize the debt. Such contributions are expensed based upon the fair value of the ESOP shares released or committed to be released from restriction (or no longer debt financed). The total number of shares of common stock issued as a result of the offering and reorganization were 1,000,000. On June 16, 1998, the Board of Directors approved the formation of a mid-tier holding company, AF Bankshares, Inc. which became a 100% owner of the Bank in a stock swap with AsheCo, M.H.C., which was accounted for similar to a pooling of interests. At June 30, 1998, AsheCo, M.H.C.'s ownership of AF Bankshares, Inc. decreased to 51.1% due to the shares issued under the recognition and retention plan discussed in Note 11. At June 30, 1999, AsheCo, M.H.C.'s ownership of AF Bankshares, Inc. increased to 51.38% due to the purchase of shares held in treasury.

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

NOTE 18.  MID-TIER HOLDING COMPANY AND MUTUAL HOLDING COMPANY DATA

The mid-tier holding company, AF Bankshares, Inc., was formed on June 16, 1998. At June 30, 1998, the Company's only asset was the investment in AF Bank and Subsidiaries of $11,486,186. There were no significant operations from the date of inception to June 30, 1998. The following are the condensed financial statements of AF Bankshares, as of and for the year ended June 30, 1999:

                               AF Bankshares, Inc.
                             Condensed Balance Sheet
                                  June 30, 1999

Assets:
   Cash                                                           $   232,410
   Securities available for sale                                      267,155
   Investment in AF Bankshares                                     11,063,063
   Investment in AF Insurance Services, Inc.                          744,851
   Investment in AF Brokerage, Inc.                                   236,758
   Other assets                                                       111,930
                                                                  ------------
                                                                  $12,656,167
                                                                  ============
Liabilities and Equity:
   Liabilities:
      Accounts payable                                            $    31,551
      Note payable - ESOP                                             255,420
      Redeemable common stock held by the ESOP, net of
        unearned ESOP shares                                          150,942
                                                                  ------------
                                                                      437,913
                                                                  ------------
   Equity:
      Common stock                                                     10,537
      Additional paid in capital                                   11,873,210
      Retained earnings                                               694,679
      Deferred recognition and retention plan                       (479,960)
                                                                  ------------
      Accumulated other comprehensive income, unrealized
        gain on securities available for sale, net                    203,638
                                                                  ------------
                                                                   12,302,104

      Less cost of 4,300 shares of treasury stock                    (83,850)
                                                                   -----------
                                                                   12,218,254
                                                                  ------------
                                                                  $12,656,167
                                                                  ============

NOTE 18.    MID-TIER HOLDING COMPANY AND MUTUAL HOLDING COMPANY DATA (CONTINUED)

                               AF Bankshares, Inc.
                          Condensed Statement of Income
                            Year Ended June 30, 1999

Interest and investment income                                        $   18,305
Equity in earnings subsidiaries                                          645,031
Income tax credits                                                        74,212
Other expense                                                          (223,714)
                                                              ------------------
        Net income                                                    $  513,834
                                                              ==================


                               AF Bankshares, Inc.
                        Condensed Statement of Cash Flows
                            Year Ended June 30, 1999

Cash Flows from Operating Activities:
   Net income                                                         $  513,834
   Change in assets and liabilities:
      Gain on sale of securities                                        (17,400)
      Stock compensation                                                  25,000
      Equity in earnings of subsidiaries                               (645,031)
      Increase in accounts payable and other liabilities                     608
      Increase in other assets                                         (111,930)
                                                              ------------------
        Net cash used in operating activities                          (234,919)
                                                              ------------------
Cash Flows from Investing Activities:
   Purchase of securities available for sale                           (367,001)
   Proceeds from sales of securities available for sale                  179,185
   Upstream dividends from AF Bank                                     2,000,000
   Purchase of insurance agency                                        (276,000)
   Capitalization of AF Brokerage, Inc.                                (250,000)
   Investment in AF Insurance Services, Inc.                           (500,000)
                                                              ------------------
        Net cash provided by investing activities                        786,184
                                                              ------------------
Cash Flows from Financing Activities:
   Cash dividends paid                                                 (205,105)
   Purchase of common stock for treasury                               (113,750)
                                                              ------------------
        Net cash used in financing activities                          (318,855)
                                                              ------------------

Net increase in cash                                                     232,410
   Cash - beginning
                                                              ------------------
   Cash - ending                                                      $  232,410
                                                              ==================

NOTE 18.    MID-TIER HOLDING COMPANY AND MUTUAL HOLDING COMPANY DATA (CONTINUED)

The following are the condensed financial statements of the mutual holding company, AsheCo, M.H.C., as of and for the years ended June 30, 1999 and 1998:

                                 AsheCo, M.H.C.
                            Condensed Balance Sheets
                             June 30, 1999 and 1998

                                                            1999          1998
                                                       -------------------------
Assets:
   Cash                                                $  222,503     $  154,534
   Investment in AA&G, Inc. and Subsidiary                 66,828         38,004
   Investment in AF Bankshares, Inc. and Subsidiaries   6,277,739      5,867,144
   Other assets                                            26,086         19,409
                                                       -------------------------
                                                       $6,593,156     $6,079,091
                                                       =========================
Liabilities and Equity:
   Liabilities:
      Accrued expenses and other liabilities           $    1,000     $   12,000
                                                       -------------------------
   Equity:
      Additional paid-in-capital                        5,768,073      5,517,620
      Retained earnings                                   824,083        549,471
                                                       -------------------------
                                                        6,592,156      6,067,091
                                                       -------------------------
                                                       $6,593,156     $6,079,091
                                                       =========================


                                 AsheCo, M.H.C.
                         Condensed Statements of Income
                       Years Ended June 30, 1999 and 1998

                                                            1999         1998
                                                       -------------------------
Interest income                                        $   6,242          4,770
Equity in earnings subsidiaries                          296,610        401,110
Income tax credits                                        14,212         12,048
Other expense                                            (42,452)       (71,055)
                                                       -------------------------
        Net income                                     $ 274,612        346,873
                                                       =========================

NOTE 18.    MID-TIER HOLDING COMPANY AND MUTUAL HOLDING COMPANY DATA (CONTINUED)

                                 AsheCo, M.H.C.
                        Condensed Statement of Cash Flows
                       Years Ended June 30, 1999 and 1998

                                                          1999         1998
                                                          ----------------------
Cash Flows from Operating Activities:

   Net income                                           $  274,612     $346,873
   Change in assets and liabilities:
      Equity in earnings of subsidiaries                 (296,610)     (401,110)
      Decrease in accounts payable                        (11,000)       (2,838)
      Increase in other assets                             (6,677)      (19,409)
                                                        ------------------------
        Net cash used in operating activities             (39,675)      (76,484)
Cash Flows from Investing Activities:
   Dividends from AF Bankshares, Inc.                      107,644      107,644
                                                        ------------------------
Net increase in cash                                        67,969       31,160
   Cash - beginning                                        154,534      123,374
                                                        ------------------------
   Cash - ending                                        $  222,503     $154,534
                                                        ========================

NOTE 19.  RECENT ACCOUNTING PRONOUNCEMENTS

The FASB has issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which the Company has not been required to adopt as of June 30, 1999. This Statement, which is effective for fiscal years beginning after June 15, 2000, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available for sale security, or a foreign currency denominated forecasted transaction. This Statement is not expected to have a significant impact on the Company.

The FASB has issued SFAS No. 134, Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise, an amendment of FASB Statement No. 65, which the Company has not been required to adopt as of June 30, 1999. Statement No. 65, as amended by FASB Statements No. 115, Accounting for Certain Investments in Debt and Equity Securities, and No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, requires that after the securitization of a mortgage loan held for sale, an entity engaged in mortgage banking activities classify the resulting mortgage-backed security as a trading security. This Statement further amends Statement No. 65 to require that after the securitization of mortgage loans held for sale, an entity engaged in mortgage banking activities classify the resulting mortgage-backed securities or other retained interests based on its ability and intent to sell or hold those investments. This Statement conforms the subsequent accounting for securities retained after the securitization of mortgage loans by a mortgage banking enterprise with the subsequent accounting for securities retained after the securitization of other types of assets by a nonmortgage banking enterprise. This Statement is effective for fiscal years beginning after December 15, 1998, and is not expected to have a significant impact on the Company.

AF BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

AF BANKSHARES, INC.
CORPORATE INFORMATION
OFFICERS

JAMES A. TODD                                             MELANIE PAISLEY MILLER
   President and Chief Executive Officer                     Executive Vice President, Secretary/Treasurer,
                                                                Chief Financial Officer

STEPHEN R. HOOKS                                          JAMES R. WALKER
   Executive Vice President                                  Senior Vice President and Chief Information
                                                                Officer

LINDA D. MATEJ
   Assistant Secretary

DIRECTORS

JAN R. CADDELL, Chairman                                  KENNETH R. GREENE, Vice Chairman

JAMES A. TODD                                             JOHN D. WEAVER

JERRY L. ROTEN                                            WAYNE R. BURGESS

W. O. ASHLEY, JR.                                         FRANK E. ROLAND

CORPORATE INFORMATION (CONTINUED)

                                                     OFFICES
Corporate Offices                                         West Jefferson Office
206 S. Jefferson Avenue                                   205 S. Jefferson Avenue
West Jefferson, North Carolina 28694                      West Jefferson, North Carolina 28694

Jefferson Office                                          Warrensville Office
840 E. Main Street                                        4951 NC Hwy. 88 West
Jefferson, North Carolina 28640                           Warrensville, North Carolina 28693

Sparta Office - d/b/a Alleghany First Bank                North Wilkesboro Office - AF Brown Insurance
403 South Main Street                                     1347 West D Street
Sparta, NC 28675                                          North Wilkesboro, NC 28659

Boone Office - d/b/a Appalachian First Bank               Lenoir Office - AF Blair Insurance
285 Highway 105                                           324 Morganton Blvd, SW
Boone, NC 28607                                           Lenoir, NC 28645

       STOCK TRANSFER AGENT                                         LEGAL COUNSEL
ChaseMellon Shareholders Services, LLC                    Vannoy & Reeves
Overpeck Centre                                           306 East Main Street
85 Challenger Road                                        West Jefferson, North Carolina 28694
Ridgefield Park, New Jersey 07660

                                                          Thacher Proffitt & Wood
               AUDITORS                                   1700 Pennsylvania Avenue
McGladrey & Pullen, LLP                                   Washington, DC 20006
One Morrocroft Centre
6805 Morrison Boulevard, Suite 200                          FORM 10-KSB
Charlotte, North Carolina 28211                           A copy of Form 10-KSB as filed with the
                                                          Office of Thrift Supervision will be
                     ANNUAL MEETING                       furnished without charge to shareholders upon
The 1999 annual meeting of stockholders of                written request to James A. Todd, President, AF
AF Bankshares, Inc. will be held on November 1,           Bankshares, Inc., 206 S. Jefferson Avenue,
1999 at 6:00 p.m. at the Corporate Office,                P. O. Box 26, West Jefferson, NC 28694.
206 S. Jefferson Avenue, West Jefferson,
North Carolina.

COMMON STOCK

The Company had 1,049,378 shares of common stock outstanding at August 31, 1999, which are held by 439 shareholders of record. The majority of the outstanding shares are held by the mutual holding company AsheCo, MHC. The remaining 515,457 shares are owned by minority shareholders including the Company's ESOP. Shares are quoted on the OTC Electronic Bulletin Board under the symbol "ASFE."

MARKET FOR THE COMMON STOCK

There is no established market for the Company's common stock, excluding occasional quotations, although the Company's common stock is quoted on the OTC Electronic Bulletin Board. The table below reflects the stock trading and dividend payment frequency of the Company for the years ended June 30, 1999 and 1998. For further information regarding the Company's dividend policy and restrictions on dividends paid, please refer to note 7 of the notes to the consolidated financial statements. Stock prices reflect bid prices between broker/dealer, prior to any markups, markdowns or commissions, is based upon information provided to management of the Company by certain securities firms effecting transactions in the Company's stock on an ongoing basis, and may not necessarily represent actual transactions.

                                                        STOCK PRICE
1999:                              DIVIDENDS        HIGH            LOW
-------------------------------------------------------------------------
First Quarter                       $0.05         $22.00          $14.00
Second Quarter                       0.05          19.00           11.50
Third Quarter                        0.05          17.25           12.00
Fourth Quarter                       0.05          13.50            9.50


                                                        STOCK PRICE
1998:                              DIVIDENDS        HIGH            LOW
-------------------------------------------------------------------------
First Quarter                       $0.05         $17.00          $10.50
Second Quarter                       0.05          19.00           16.50
Third Quarter                        0.05          21.00           19.25
Fourth Quarter                       0.05          22.00           20.00


DISCLAIMER: This statement has not been reviewed, or confirmed for accuracy or relevance, by the Office of Thrift Supervision.