Form 10KSB, Exhibit 13
period 2000-06-30
AF BANKSHARES INC
filed 2000-09-28
CIK 1064025

EXHIBIT 13


              SPECIAL ANNUAL REPORT COVER TO BE PUBLISHED BY CLIENT







                      AF BANKSHARES, INC. AND SUBSIDIARIES

                          CONSOLIDATED FINANCIAL REPORT

                                  JUNE 30, 2000

                                    CONTENTS


Selected Financial Data                                                    1 - 2


President's Message                                                            3


Operational Review                                                             5


Management's Discussion and Analysis of Financial Condition
   and Results of Operations                                              6 - 18


Independent Auditor's Report                                                  19


Financial Statements                                                     20 - 53


Corporate Information                                                    54 - 56

                  SELECTED FINANCIAL AND OTHER DATA OF THE BANK

       The following tables set forth certain information concerning the financial position and results of operations of the Company at the dates and for the years indicated. The selected financial condition data and the selected operating data for the years then ended were derived from the audited financial statements of the Company. The information should be read in conjunction with the Financial Statements of the Bank presented elsewhere.



                                                                                              AT JUNE 30,
                                                                 -------------------------------------------------------------------
                                                                   2000          1999            1998            1997         1996
                                                                 --------       -------       ---------        -------       -------
                                                                                            (IN THOUSANDS)
SELECTED FINANCIAL CONDITION DATA:
Total assets .............................................       $133,370       109,931       $ 100,074        $82,024       $72,318
Loans receivable, net (1) ................................        108,778        81,157          72,628         70,236        62,485
Investment securities (2) ................................          9,835        11,798           9,017          6,937         5,560
Cash and cash equivalents(3) .............................          7,423        12,395          14,789          2,533         1,830
Savings deposits .........................................        102,680        93,106          82,488         68,218        63,468
FHLB advances ............................................         15,513         2,564           4,116          1,654         1,250
Equity ...................................................         12,540        12,218          11,486         10,979         7,238
Book value per share .....................................          11.95         11.64           10.90          10.98           N/A

                                                                                     FOR THE YEAR ENDED JUNE 30,
                                                                 -------------------------------------------------------------------
                                                                   2000          1999           1998            1997           1996
                                                                 --------       -------       ---------        -------       -------
                                                                                           (IN THOUSANDS)
SELECTED OPERATING DATA:
Interest  income and dividends ...........................       $  9,393         7,879       $   7,356        $ 6,213       $ 5,683
Interest expense .........................................          4,685         3,967           3,795          3,245         3,204
                                                                 --------       -------       ---------        -------       -------
       Net interest income ...............................          4,708         3,912           3,561          2,968         2,479
Provision for  loan losses ...............................             88            20             (25)            20            57
                                                                 --------       -------       ---------        -------       -------
       Net interest income after provision for
            loan losses ..................................          4,620         3,892           3,586          2,948         2,422
Non-interest income ......................................          1,821         1,206             991            169           142
Non-interest expense .....................................          5,660         4,348           3,448          2,556         1,809
                                                                 --------       -------       ---------        -------       -------
Income before income tax expense and cumulative
       effect of change in accounting principles .........            781           749           1,089            561           755
Income tax expense .......................................            328           235             381            218           301
                                                                 --------       -------       ---------        -------       -------
       Net income ........................................       $    453           514       $     708        $   343       $   454
                                                                 ========       =======       =========        =======       =======



Basic earnings per share (4) .............................       $   0.45          0.52       $    0.73        $  0.44       $   N/A
                                                                 ========       =======       =========        =======       =======
Diluted earnings per shares (4) ..........................       $   0.45          0.52       $    0.72        $  0.44       $   N/A
                                                                 ========       =======       =========        =======       =======
Dividends per share ......................................       $   0.20          0.20       $    0.20        $  0.10       $   N/A
                                                                 ========       =======       =========        =======       =======

(1) Loans receivable, net is comprised of total loans less allowance for loan losses, undisbursed loan funds, and deferred loan fees.
(2)      Includes FHLB stock, certificates of deposit and investment securities.
(3) Includes interest-earning deposit balances of $2.6 million, $4.2 million, $11.8 million, $1.2 million, and $840,000, at June 30, 2000, 1999, 1998, 1997 and 1996, respectively.
(4) Earnings per share has been calculated in accordance with the Statement of Financial Accounting Standards No. 128, Earnings Per Share, and is based on net income for the year, divided by the weighted average number of shares outstanding for the year. In accordance with the AICPA's SOP 93-6, unallocated ESOP shares were deducted from outstanding shares used in the computation of earnings per share. Diluted earnings per share includes the effect of dilutive common stock equivalents in the weighted average number of shares outstanding.

                                                                                AT OR FOR THE YEAR ENDED JUNE 30,
                                                                    ----------------------------------------------------------
                                                                     2000        1999          1998        1997         1996
                                                                    ------      -------       ------      ------       ------
SELECTED FINANCIAL RATIOS AND OTHER DATA: (1)
PERFORMANCE RATIOS:
       Return on average assets (1) .............................     0.37%        0.49%        0.78%       0.44%        0.65%
       Return on average equity (1) .............................     3.99%        4.47%        6.31%       3.64%        6.50%
       Average equity to average assets .........................     9.21%       11.02%       12.21%      12.10%       10.05%
       Equity to total assets at end of period ..................     9.40%       11.11%       11.48%      13.39%       10.01%
       Interest rate spread (2) .................................     3.66%        3.64%        3.64%       3.34%        3.38%
       Average interest-earning assets to
            to average interest-bearing liabilities .............   108.18%      110.20%      111.95%     114.40%      107.79%
       Net interest margin (3) ..................................     4.18%        4.06%        4.17%       3.96%        3.76%
       Non-interest expense to average assets ...................     4.59%        4.17%        3.80%       3.28%        2.62%
       Efficiency ratio (4) .....................................    86.69%       84.96%       76.63%      81.48%       69.20%
       Dividend payout ratio (6) ................................    44.44%       38.46%       27.40%      22.73%         N/A

REGULATORY CAPITAL RATIOS (5):
       Tangible capital .........................................     8.89%       10.00%       10.90%      12.90%        9.80%
       Core capital .............................................     8.89%       10.00%       10.90%      12.90%        9.80%
       Total risk-based capital .................................    11.94%       17.40%       20.40%      26.30%       19.80%

ASSET QUALITY RATIOS AND OTHER DATA:
       Ratios:
            Nonperforming loans to total loans ..................     0.36%        0.07%        0.03%       0.18%        0.27%
            Nonperforming loans and real estate owned
               total assets .....................................     0.53%        0.11%        0.06%       0.16%        0.24%
            Allowance for loan losses to:
               Nonperforming loans ..............................   238.20%     1871.14%      851.10%     787.02%      629.89%
               Total loans ......................................     0.86%        1.28%        1.60%       1.42%        1.70%
       Number of full service branches ..........................        5            5            4           3            3

-------------------------------

(1) With the exception of end of period ratios, all ratios are based on average monthly or quarterly balances during the indicated periods, and are annualized where appropriate. Asset Quality Ratios and Regulatory Capital Ratios are end of period ratios.
(2) The interest rate spread represents the difference between the weighted-average yield on interest-bearing assets and the weighted-average cost of interest-bearing liabilities.
(3) The net interest margin represents net interest income as a percent of average interest-earning assets.
(4) The efficiency ratio represents noninterest expense as a percentage of the sum of net interest income and noninterest income.
(5) For definitions and further information relating to the Bank's regulatory capital requirements, see "Regulation - Regulation of Federal Savings Associations - Capital Requirements" and Note 7 of Notes to the Consolidated Financial Statements.
(6) The dividend payout ratio represents dividends per share as a percentage of basic earnings per share.
         Earnings per share has been calculated in accordance with the Statement of Financial Accounting Standards No. 128, Earnings Per Share, and is based on net income for the year, divided by the weighted average number of shares outstanding for the year. In accordance with the AICPA's SOP 93-6, unallocated ESOP shares were deducted from outstanding shares used in the computation of earnings per share.

PRESIDENT'S MESSAGE



Dear Shareholder,

Your Company closes Fiscal Year 2000 and officially enters the 21st Century prepared to offer our customers more financial solutions than ever before, along with the broadest array of financial products in our 60+ year history. During the year, we continued our growth plan that will allow us to support the cost of delivering the products expected by our Customers.

Preparations  for Y2K  dampened  our  earnings  but even so, we had a good year.
Detailed financial statements are contained elsewhere in this report but I believe that one measure of our success is the 51% growth in non-interest income during our 2000 year reflecting the growing contributions of our insurance and brokerage business. Non-interest income totaled $1,821,239 in 2000 compared to $1,205,759 during the 1999 fiscal year. Asset growth continues during the past year as well ending the year at just over $133 million, a 21% increase over the proceeding year-end. Most of this growth was driven by a 34% increase in loans outstanding during the year.

We have offered a growing menu of banking products for the past 61 years. The 2000 fiscal year marked the third year of our offering insurance and annuity products through AF Insurance Services. During the year, we added AF Insurance Service Center in Elkin and during July 2000 the Company executed a letter of intent to acquire an agency in Boone. Not only do these acquisitions complete our market penetration, we now have more companies with a wider range of products plus the volume to receive better rates from our insurance companies.

The newest segment of our financial solutions is AF Brokerage, Inc. AF Brokerage, Inc. received final approval from NASD to operate as a fully licensed broker/dealer during the 2000 year becoming the only locally owned broker/dealer in our marketplace. We no longer have to rely on a third party provider for our non-insured, non-traditional banking investments allowing local people to assist local people in building their future.

With the addition of AF Brokerage and the expansion of the insurance agency, your Company has the products to be the premier financial services provider in every market we serve. The difference is now performance. I lead every member of the AF Team in committing that performance is the primary objective in the coming year; improving upon our non-interest income and out performing our competitors--both local, out of town and out of state.

Thank you for your continued support and guidance. As always, your questions, comments and suggestions are most welcome.



Sincerely,


James A. Todd
President & CEO

                      (This page intentionally left blank)

AF BANKSHARES 2000 OPERATIONAL REVIEW



During Fiscal Year 2000, the Company made significant strides in expanding it's traditional banking business and it's broader financial services capabilities.

Continuing emphasis on checking accounts and selected FDIC insured investment savings vehicles throughout the year resulted in a 10% increase in deposits, from $93,106,090 at June 30, 1999 to $102,679,834 at June 30, 2000. At the same time, the aggressive marketing of home equity lines and other loans in response to borrowing needs of individuals, families, and businesses in the Company's markets produced a 34% boost in total loans receivable.

Growth of the Boone bank, Appalachian First Bank, continued with the introduction of a major television, newspaper, and radio campaign throughout Watauga County. Of particular note is the significant growth in commercial loans at Appalachian First.

On December 1, 1999, the Company purchased an insurance agency in Elkin, North Carolina, now known as AF Insurance Service Center. A longstanding independent agency in Elkin, AF Insurance Service Center has already begun producing additional incremental business for the company. It is well worth noting that in Fiscal Year 2000, the Company's insurance commissions from all agencies almost doubled, from $499.9 million to $991.3 million.

On October 22, 1999, AF Brokerage, Inc. received approval of its membership in the National Association of Securities Dealers (NASD). Subsequently, AF Brokerage began operations in the fourth quarter of 2000 as a fully licensed independent broker/dealer -- the first broker/dealer actually headquartered in Ashe County.

Also, plans were finalized in Fiscal Year 2000 to improve the Company's data processing and computer systems by implementing a new operating system provided by Fiserv, Atlanta. The new system will be fully operational by the end of the first quarter Fiscal Year 2001; which should increase customer responsiveness, while reducing processing times and aiding the customer service effort by the point of sale.

Other noteworthy events during Fiscal Year 2000 include:

         o        The  opening  of  the   Company's   new   administrative   and
                  headquarters building in downtown West Jefferson.

         o The successful preparations for Y2K, which while the problem turned out to be negligible, helped underscore the Company's commitment to our customers.

         o Continuing employee development and training programs designed to make our outstanding customer representatives even more successful.

All in all, Fiscal Year 2000 was an excellent start for your Company in the new millennium.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion contains certain forward-looking statements consisting of estimates with respect to the financial condition, results of operations and other business of the Company that are subject to various factors which could cause actual results to differ materially from those estimates. Factors which could influence the estimates include changes in general and local market conditions, legislative and regulatory conditions and an adverse interest rate environment. The information contained in this section should be read in conjunction with the Consolidated Financial Statements, the accompanying Notes to the Consolidated Financial Statements and the other sections contained in this document.

REORGANIZATION

AF Bankshares, Inc. (the "Company") is a federally chartered stock holding company for AF Bank (the "Bank") which conducts business from its main office located in West Jefferson, North Carolina, branches in West Jefferson, Jefferson and Warrensville, North Carolina operating under the trade name Ashe Federal Bank; one branch in Alleghany County, North Carolina operating under the trade name Alleghany First Bank; and one branch in Watauga County, North Carolina operating under the trade name Appalachian First Bank. The Company has an insurance subsidiary operating under the trade names AF Ashelande Insurance Service, in West Jefferson; AF Brown Insurance Agency in Wilkesboro; AF Blair Insurance Agency in Lenior; AF Insurance Service Center in Elkin; and AF
Insurance  Services,  Inc.  in  Sparta,  West  Jefferson  and  Jefferson,  North
Carolina. The Company has a brokerage service subsidiary, operating as AF Brokerage, Inc., which serves Ashe, Alleghany, Wilkes and Watauga Counties.

On April 15, 1996, the Board of Directors of Ashe Federal Bank adopted a Plan of Reorganization and the related Stock Issuance Plan pursuant to which the Bank exchanged its federal mutual savings bank charter for a federal stock savings bank charter, conducted a minority stock offering, and formed AsheCo, MHC a mutual holding company which owned more than 50% of the common stock issued by the Bank. The Bank conducted its minority stock offering in July and August of 1996 and the closing occurred on October 4, 1996. The Bank sold 461,779 shares of common stock in the minority stock offering, which includes 36,942 shares sold to its Employee Stock Ownership Plan (the "ESOP"), and issued 538,221 shares to the mutual holding company.

At the Bank's annual meeting held on December 8, 1997, the shareholders of Ashe Federal Bank approved the Ashe Federal Bank 1997 Stock Option Plan; the Ashe Federal Bank 1997 Recognition and Retention Plan; a change in the Bank's federal stock charter, changing the corporate name to AF Bank and approved a plan of reorganization providing for the establishment of AF Bankshares, Inc., as a federally chartered stock holding company parent of the Bank. On June 16, 1998, the Bank completed its reorganization into a two-tier mutual holding company and became a wholly owned subsidiary of the Company and the Company became a majority owned subsidiary of AsheCo, MHC.

During the year ended June 30, 1999, the Company repurchased 6,300 shares of its common stock for a total price of $113,750, and then reissued 2,000 of these shares. Management does not plan to acquire additional shares until it has a specific purpose for additional stock purchases.

GENERAL

The Company had net income of approximately $453,000 and $514,000 for the years ended June 30, 2000 and 1999, respectively. The Company's operating results are primarily dependent upon net interest income, fees and charges and insurance commissions. Net interest income is the difference between interest earned on loans, investments and interest-earning deposits at other financial institutions and the cost of interest-bearing savings deposits and other borrowings. The primary interest-earning asset of the Company is its residential mortgage loan portfolio representing 60.0% of total loans, with approximately 36.0% of portfolio mortgage loans at fixed rates at June 30, 2000. The net interest income of the

Company is affected by changes in economic conditions that influence market interest rates. This exposure to changes in interest rates contributes to a moderate degree of interest rate risk, because of the negative impact of increasing rates to the Bank's earnings and to the net market value of its assets and liabilities. Additionally, the Company receives fee income primarily from loan origination fees, late loan payment fees, commissions from the sale of credit life, accident and health insurance, deposit transaction fees, insurance commissions generated from the insurance agency subsidiary, income generated from the Company's brokerage subsidiary and for payment of other services provided to customers by the Company. The major non-interest costs to the Company include compensation and benefits, occupancy and equipment and data processing costs. Other external factors that affect the operating results of the Company include changes in government and accounting regulations, costs of implementing information technology, and changes in the competition's emphasis within the Company's market area. For the year ended June 30, 2000, there was an unusual nonrecurring expenditure related to the Company's preparations for the anticipated Y2K computer problem; this expenditure directly and adversely affected net earnings for the period.

MANAGEMENT STRATEGY

On March 18, 1998 the Bank opened a new office, Alleghany First Bank, in Sparta, North Carolina. Additionally, the Bank's insurance agency subsidiary offers property, casualty, health and life insurance products within the Alleghany facility. On March 1, 1999, the Bank opened a new branch office, in Boone, North Carolina, operating under the trade name Appalachian First Bank. Entry in the Boone and Alleghany markets significantly expands the Company's potential to market its banking, insurance and non-insured investment products to a larger and more diverse market.

On April 1, 1999 the Company purchased an insurance agency in Lenoir, North Carolina that operates under the trade name, AF Blair Insurance Agency. On December 1, 1999 the Company purchased an insurance agency in Elkin, North Carolina that operates under the trade name, AF Insurance Service Center. On July 17, 2000 the Company signed a letter of intent to purchase the assets of an insurance agency in Boone, North Carolina. If consummated, the purchase is expected to close in the second quarter of the 2001 fiscal year. Management believes that penetration into other markets increases the opportunity to deliver products from all of the Company's subsidiaries to a broader market and will make the insurance and brokerage subsidiaries more profitable investments by increasing the economies of scale and adding to the products that are available for delivery to the Company's customers. The Company continues to seek opportunities to increase its market penetration for its services.

Management believes that the Company's customers perceive "financial services" to include three elements: funds transfer, including checking accounts and savings instruments, insurance and securities brokerage. Further, management believes that the ability to offer insurance and brokerage services improves the Company's competitive position; enhances the Company's growth; and increases both the scope and scale of the Company's marketing efficiency. During the year ended June 30, 1999, the Company established a securities brokerage subsidiary, AF Brokerage, Inc., which applied to the NASD for membership in the third quarter of 1998 and was granted membership on October 22, 1999. AF Brokerage, Inc. commenced operation in the fourth quarter of 2000 as an independent broker/dealer. Management continues to evaluate acquisitions, expansion and business opportunities that it believes will provide access to customers and markets that enhance the Company's value and earnings potential in the long term.

During 1995, management introduced fixed rate mortgage loans with provisions allowing the Bank to "call the loan due" after three or five year periods, thus reducing the period of time that the Company is exposed to a fixed rate of interest in order to reduce interest rate risk. The call provision is now used primarily where the fixed rate mortgage does not qualify for sale in the secondary market and where the borrower has no desire for an ARM. At approximately the same time, the Company began to offer consumer loans, including automobile and home improvement loans. In June 1998, the Company began funding automobile loans originated by selected dealers in its market area where the Company's loan officers have final underwriting authority to determine the acceptability of the borrowers to the Company. At the end of June 2000, the Company had closed approximately $4.7 million of these loans. At the end of June 2000, consumer loans constituted approximately 15.2% of portfolio loans. In 1994, the Company began offering commercial loans to small businesses in Ashe County and has continued that business to include Alleghany County, and Watauga County. Commercial loans generally have rates based on the prime rate of interest that more closely reflects market interest rates. Additionally, consumer and commercial loans generally have shorter terms and thus greater interest rate sensitivity than mortgage loans. Management has pursued the above mortgage and non-mortgage loan strategies as primary strategies to reduce the level of interest rate risk inherent in the Bank's loan portfolio and maintain acceptable levels of credit risk. Funding for the loan originations has been provided by aggressively marketing savings and checking accounts while maintaining competitive pricing on certificates of deposits and by borrowing from the Federal Home Loan Bank of Atlanta ("FHLB"). Deposits increased $9.6 million and FHLB advances increased $12.9 million during 2000.

In addition to loans, the Bank invests in federal agency securities, certificates of deposit (generally with terms of five years or less), overnight deposits with the FHLB, equity securities in the Federal Home Loan Mortgage Corporation (FHLMC), municipal bonds and mortgage-backed securities secured by adjustable rate mortgages and issued by the Government National Mortgage Association (GNMA) and Fannie Mae. Management does not engage in the practice of trading securities, rather, the Company's investment portfolio consists primarily of securities designated as available for sale. Management intends to maintain investment securities to meet liquidity needs as a supplement to its lending activities and as a means to reduce interest rate risk and credit risk of its asset base in exchange for lower rates of return than would typically be available with other lending activities.

During the first quarter of the 2001 fiscal year, the Company is switching data processing service providers for the Company to Fiserv, Atlanta. Fiserv, Atlanta offers a system that is more versatile then the Company's current system. Management believes this switch will enable the Company to provide an improved level of customer service by improving the delivery capability of its system and allowing the Company to provide additional products in order to met customers needs. Management does not expect substantial increases in its data processing costs to result from this switch.

Management believes it is important to view the annual financial results of the Company within the larger context of the Company's long-term strategic business plan. Doing so helps keep short-term results in better perspective, and underscores management's commitment to the long-term profitability and success of the Company.

It has long been management's view that the Company's success in the 21st Century will depend in large part upon its ability to compete far beyond the narrow boundaries imposed upon banking during the majority of the 20th Century. In fact, the transition from "banking" to financial services provider impacted every major competitor of the Company. The Financial Services Modernization Act is an excellent example of regulatory and governmental support of this viewpoint.

Management believes that the Company's customers perceive "financial services" to encompass five broad categories: funds transfer including checking accounts; insured savings instruments; credit/lending services; insurance; and securities brokerage. Preparing the Company to compete on a competitively superior basis in all these categories has had a negative impact on short-term earnings.

Added to these planned investments in the Company's future were several factors outside the control of management:

         o The costs of regulatory compliance with, and preparations for the possible Year 2000 computer problem (which in hard dollars cost the Company more than $250,000);

         o The recent tightening of short-term interest rates by the Federal Reserve in an effort to contain inflation; and

         o The resulting inverted yield curve between higher short-term interest rates and lower long-term rates that existed during the majority of the 2000 fiscal year.

All these factors tended to exert additional downward pressure on earnings during the most recent fiscal year ended June 30, 2000.

However, it is well worth noting that -- given both these planned and uncontrollable dampening factors -- the Company's earnings for the most recently completed year remain positive.

         o        An increase in net loans of $27.6 million or 34.0%;

         o Asset growth of $23.4 million or 21.3%, resulting in enhanced leveraging the Company's capital;

         o Continued growth in non interest income, reflecting the Company's continuing emphasis in the areas of insurance and securities services;

         o        Approval of the Company's broker/dealer license;

         o The addition of the Company's fourth insurance agency to the AF Insurance network;

         o Adding additional insurance markets with major emphasis in commercial property and casualty business, thereby providing the Company with an even better mix between personal and commercial coverages; and

         o        The  completion  of  the  Company's  new   administrative  and
                  corporate headquarters building.

Therefore, management is optimistic about the future of the Company. Overall, management and the board of directors are indeed pleased with the continued positive short-term earnings of the Company, particularly in light of the investments required (i.e., slightly lower short-term earnings) to accomplish the goals of the long-term strategic plan.

COMPARISON OF FINANCIAL CONDITION AT JUNE 30, 2000 AND 1999:

At June 30, 2000 and 1999 assets totaled $133.4 million and $109.9 million, respectively. Total assets increased by $23.4 million or 21.3% from June 30, 1999 to June 30, 2000, primarily a result of an increase of $27.6 million, or 34.0%, in net loans receivable and an increase of $1.6 million or 64.4% in office properties and equipment. These increases are partially offset by a $5.0 million decrease in cash and cash equivalents. Management believes that the increase in net loans receivable is primarily a result of increased concentration in the commercial market, which tends to yield larger loans. The loan growth was primarily funded by increases in FHLB advances and in savings deposits. The Company's level of advances from the FHLB increased $12.9 million from $2.6 million at June 30, 1999 to $15.5 million at June 30, 2000. The Company's deposits increased by $9.6 million from $93.1 million at June 30, 1999 to $102.7 million at June 30, 2000. Management believes that the increase in deposits is attributable to its marketing efforts directed towards increasing balances in savings and transaction accounts.

The principal category of earning assets is loans and during the year ended June 30, 2000 loans receivable, net, increased by $27.6 million compared to an $8.5 million increase for the year ended June 30, 1999. The increase in net loans receivable is typical for the Company, which operates in lending markets that have had sustained loan demand over the past several years.

The Company's level of non-performing assets, defined as loans past due 90 days or more and repossessed assets, increased slightly from .14% of total loans at June 30, 1999, to .64% of total loans at June 30, 2000. The low level of non-performing assets is attributable to comprehensive lending policies and exceptional collection efforts. The Company's level of non-performing loans has remained consistently low in relation to prior periods and total loans outstanding. The Company had net charge offs of $231,000 during year ended June 30, 2000 compared to net charge offs of $62,000 for the year ended June 30, 1999. As a result and based on management's analysis of its allowances, a provision for additional loan loss allowance of $88,000 was made during the year ended June 30, 2000.

The Company's net investment in office properties and equipment increased $1.6 million to $4.2 million at June 30, 2000 from $2.5 million at June 30, 1999, primarily a result of acquiring and renovating a building located at 21 East Ashe Street in West Jefferson, purchase of equipment for the new insurance agency and equipment for additional employees. The building at 21 East Ashe Street is used for the Company's corporate offices as well as the electronic banking and loan servicing divisions. The corporate offices were previously located at 206 South Jefferson Avenue, which is now occupied by the Company's Insurance and Brokerage subsidiaries.

At June 30, 2000 retained earnings increased $358,000 or 4.5% to $8.3 million, from $8.0 million at June 30, 1999, as a result of earnings of $453,000, an increase for a fair market value adjustment for ESOP stock in the amount of $74,000 and offset by dividends of $206,000. Unrealized gain/loss on securities available for sale decreased by $232,000 or 114.5% at June 30, 2000. At June 30, 2000 the Bank's regulatory capital amounted to $12.6 million compared to $12.0 million at June 30, 1999, which as a percentage of total assets was 8.9% and 10.0% and was in excess of regulatory capital requirements at such dates.

         The following table analyzes the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. The table distinguishes between (i) changes attributable to volume (changes in volume multiplied by the prior period's rate)
(ii) changes attributable to rate (changes in rate multiplied by the prior period's volume) and (iii) mixed changes (changes in volume multiplied by changes in rate). Rate/volume variances are allocated to the rate/volume column.


                                                             YEAR ENDED                                  YEAR ENDED
                                                            JUNE 30, 1999                               JUNE 30, 1998
                                                             COMPARED TO                                 COMPARED TO
                                                             YEAR ENDED                                  YEAR ENDED
                                                            JUNE 30, 2000                               JUNE 30, 1999
                                                ----------------------------------------   --------------------------------------
                                                          INCREASE/(DECREASE)                         INCREASE/(DECREASE)
                                                                DUE TO                                     DUE TO
                                                ----------------------------------------   --------------------------------------
                                                                      RATE/                                       RATE/
                                                VOLUME      RATE      VOLUME      NET         VOLUME     RATE     VOLUME     NET
                                                -------     -----     ------    -------       ------     -----    ------    -----
                                                                                   (IN THOUSANDS)
ASSETS:
      Interest-earning assets:
          Interest-bearing deposits ........    $  (399)    $  56     $ (39)    $  (382)       $ 285     $   9     $ 10     $ 304
          Investment securities ............        (23)      133        (6)        104          171       (66)     (26)       79
          Loans receivable .................      2,103      (238)      (73)      1,792          277      (132)      (5)      140
                                                -------     -----     -----     -------        -----     -----     ----     -----
              Total ........................      1,681       (49)     (118)      1,514          733      (189)     (21)      523
                                                -------     -----     -----     -------        -----     -----     ----     -----
LIABILITIES:
      Interest-bearing liabilities:
          NOW and MMDA accounts ............         67       (12)       (3)         52           59       (95)     (16)      (52)
          Passbook savings .................        128         4         1         133          248       (61)     (27)      160
          Certificates of deposit ..........        152       (36)       (2)        114          234      (105)      (9)      120
          Borrowed funds ...................        495       (22)      (54)        419          (66)       13       (3)      (56)
                                                -------     -----     -----     -------        -----     -----     ----     -----
              Total ........................        842       (66)      (58)        718          475      (248)     (55)      172
                                                -------     -----     -----     -------        -----     -----     ----     -----
          Net interest income ..............    $   839     $  17     $ (60)    $   796        $ 258     $  59     $ 34     $ 351
                                                =======     =====     =====     =======        =====     =====     ====     =====

     The following table provides information concerning the Company's yields on interest-earning assets and cost of funds on interest-bearing liabilities over the years ended June 30, 2000 and 1999.

                                                                                       FOR THE YEAR ENDED JUNE 30,
                                                      AT JUNE 30,      -----------------------------------------------------------
                                                         2000                     2000                            1999
                                                  -------------------  ----------------------------   ----------------------------
                                                             AVERAGE                        AVERAGE                        AVERAGE
                                                    ACTUAL    YIELD/    AVERAGE              YIELD/    AVERAGE              YIELD/
                                                   BALANCE     RATE     BALANCE    INTEREST   RATE     BALANCE   INTEREST    RATE
                                                  ---------   -----    --------   --------   -----    --------   --------    -----
                                                                             (DOLLARS IN THOUSANDS)
ASSETS:
   Interest-earning assets:
      Interest-bearing deposits ...............   $  2,599     5.63%   $  2,939   $    189    6.43%   $  9,741   $    571     5.86%
      Investment securities ...................      9,835     6.24%      9,523        605    6.35%      9,975        501     5.02%
      Loans receivable(1) .....................    108,778     8.63%    100,228      8,599    8.58%     76,597      6,807     8.89%
                                                  --------    -----    --------   --------            --------   --------

          Total interest-earning assets .......    121,212     8.37%    112,690      9,393    8.34%     96,313      7,879     8.18%
                                                                                  --------                       --------

      Non-interest-earning assets .............     12,158               10,645                          8,002
                                                  --------             --------                       --------

                           Total assets .......   $133,370             $123,335                       $104,315
                                                  ========             ========                       ========

LIABILITIES AND EQUITY:
   Interest-bearing liabilities:
      NOW and MMDA accounts ...................   $ 18,589     1.92%   $ 16,015        353    2.20%   $ 13,160        301     2.29%
      Savings .................................     23,032     3.83%     22,857        831    3.64%     19,257        698     3.62%
      Certificates of deposit .................     56,937     5.71%     54,800      2,885    5.26%     51,995      2,771     5.33%
      FHLB Advances and notes payable .........     16,443     5.65%     10,495        616    5.87%      2,988        197     6.59%
                                                  --------    -----    --------   --------            --------   --------

        Total interest-bearing liabilities.....    115,001     4.71%    104,167      4,685    4.50%     87,400      3,967     4.54%
                                                                                  --------                       --------

      Other non-interest-bearing liabilities...      5,829                7,811                          5,424

      Equity ..................................     12,540             $ 11,357                         11,491
                                                  --------             --------                       --------
           Total liabilities and equity .......   $133,370             $123,335                        104,315
                                                  ========             ========                       ========

Net interest income and
   interest rate spread(2) ....................                3.66%              $  4,708    3.84%              $  3,912     3.64%
                                                                                  ========                       ========
Net interest=earning assets and
   net interest margin (3) ....................   $  6,211             $  8,523               4.18%   $  8,913                4.06%
                                                  ========             ========                       ========
Ratio of interest-earning assets to
   interest-bearing liabilities ...............              105.40%                        108.18%                         110.20%

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

COMPARISON  OF  OPERATING  RESULTS FOR THE FISCAL  YEARS ENDED JUNE 30, 2000 AND
1999:

GENERAL. Net income for the years ended June 30, 2000 and 1999 was $453,000 and $514,000, respectively. The decrease of $61,000 or 11.8% was primarily attributable to decreased interest income on interest bearing deposits due to the increased level of non-interest bearing deposits that the Bank maintained to prepare for potential customer withdrawals resulting from year 2000 concerns. Changes were also attributable to costs associated with the Bank's branch office in Watagua County, Appalachian First Bank, the costs associated with the purchase of AF Insurance Service Center, in Elkin North Carolina and the addition of employees in order to prepare the Company for future expansion. Management believes that these initial costs of expansion will better position the Company for the future. In management's opinion, there has been an improvement in the level of interest rate risk from the end of the Company's most recent fiscal year.

NET INTEREST INCOME. Net interest income increased by $796,000 or 20.3% from $3.9 million for year ended June 30, 1999 to $4.7 million for the year ended June 30, 2000. The increase is primarily attributed to the $27.6 million increase in net loans receivable from $81.1 million at June 30, 1999 to $108.8 million at June 30, 2000, resulting in an increase of $1.8 million in interest income from loans. This increase was partially offset by an increase of $718,000 in interest expense.

INTEREST INCOME. Interest income increased by $1.5 million, or a 19.2% increase, from $7.9 million during the year ended June 30, 1999 to $9.4 million during the year end June 30, 2000. This increase was attributable to a change in the volume and mix of the Company's loan portfolio.

INTEREST EXPENSE. Interest expense for the year ended June 30, 2000 increased $718,000 to $4.7 million. The increase is the result of an increase in the average outstanding balance in the level of deposits and FHLB advances for the year ended June 30, 2000 as compared to the similar period in 1999.

PROVISION FOR LOAN LOSSES. Management made $88,000 of additional provisions for loan losses during the year ended June 30, 2000. The Company experienced net charge offs of $231,000 during the year ended June 30, 2000. During the year ended June 30, 1999, provision of $20,000 was made and the Company experienced net charge offs of $62,000. Provisions, which are charged to operations and resulting loan loss allowances, are amounts that management believes will be adequate to absorb losses on existing loans that may become uncollectible. Loans are charged off against the allowance when management believes that collectibility is unlikely. The evaluation to increase or decrease the provisions and resulting allowances is based both on prior loan loss experience and other factors, such as changes in the nature and volume of the loan portfolio, overall portfolio quality and current economic conditions. The Company's level of non-performing loans remained consistently low in relation to prior periods and total loans outstanding during the year ended June 30, 2000. At June 30, 2000, the Company's level of general valuation allowances for loan losses amounted to $979,000 which management believes is adequate to absorb any losses that may exist in its loan portfolio.

NON-INTEREST INCOME. Non-interest income increased by $615,000 or 51.0% during fiscal year 2000. The increase was primarily attributed to increased insurance commissions generated by the insurance agency and income generated by the Company's brokerage subsidiary. Both these areas of growth and widening market penetration are expected to continue to produce increases in non-interest income.

NON-INTEREST EXPENSE. Non-interest expense increased by $1.3 million or 30.2% from $4.3 million for the year ended June 30, 1999 to $5.7 million for the year ended June 30, 2000. Increases for non-interest expense for the year ended June 30, 2000 are primarily attributable to compensation and employee benefit costs, occupancy, and data processing costs. Compensation costs increased by $761,000 for the year ended June 30, 2000, primarily as the result of the addition of new employees in the Company and insurance agency in order to service current growth and to prepare the Company for future expansion. Occupancy cost increased by $77,000 for the year ended June 30, 2000, primarily because of the addition of the insurance location in Elkin, and, costs associated with renovations on the new corporate and administrative building.

INCOME TAXES. Income taxes resulted from applying normal, expected tax rates on income earned during the year ended June 30, 2000 and 1999. Income tax expense was $328,000 and $236,000, for the years ended June 30, 2000 and 1999, respectively. The effective tax rate applied was higher than the statutory tax rates for 2000, primarily due to permanent differences resulting from the decrease in the market price of shares vesting under the recognition and retention plan in the current year.

IMPACT OF THE YEAR 2000. The Company is pleased to report that no significant difficulties were encountered.

COMPARISON  OF  OPERATING  RESULTS FOR THE FISCAL  YEARS ENDED JUNE 30, 1999 AND
1998:

GENERAL. Net income for the years ended June 30, 1999 and 1998 was $514,000 and $708,000, respectively. The decrease of $195,000 or 27.5% was primarily attributable to the cost associated with establishing a bank branch in Watauga County, costs associated with obtaining a broker dealer license and costs to acquire additional insurance agencies. Management believes that these costs are indicative of growth and necessary in order to provide access to customers and markets that enhance the Company's value and earnings potential in the long term. In management's opinion, there has been an improvement in the level of interest rate risk from the end of the Company's most recent fiscal year.

NET INTEREST INCOME. Net interest income increased by $351,000 or 9.8% from $3.6 million for year ended June 30, 1998 to $3.9 million for the year ended June 30, 1999. The increase is a result of increased average outstanding balances in interest-earning assets, partially offset by the decline in the prime rate of interest during the year. The decline in rates between June 30, 1998 and 1999 reduced interest income by approximately $189,000. Volume accounted for an annualized increase in interest income of approximately $733,000. Interest expense on deposits declined approximately $248,000 based on a reduction in rates while interest expense increased by $475,000 based on an increase in volume.

INTEREST INCOME. Interest income increase by $523,000, or a 7.1% increase, from $7.4 million during the year ended June 30, 1998 to $7.9 million during the year end June 30, 1999. This increase was attributable to a change in the volume and mix of the Company's loan portfolio and an increase in the average of interest-bearing deposits.

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

NON-INTEREST INCOME. Non-interest income increased by $214,000 or 21.6% during the fiscal year 1999. The increase was primarily attributable to a gain on the sale of FHLMC stock of $148,000, insurance commissions of $500,000 generated by the insurance agency, and income generated by the Company's brokerage subsidiary.

NON-INTEREST EXPENSE. Non-interest expense increased by $860,000 or 24.7% from $3.5 million for the year ended June 30, 1998 to $4.3 million for the year ended June 30, 1999. Increases for non-interest expense are primarily attributable to compensation and employee benefit costs, occupancy, data processing costs and legal expenses. Compensation costs increased by $460,000 for the year ended June 30, 1999, primarily as the result of additional insurance agency employees' salaries, the addition of Appalachian First Bank employee salaries, and the addition of salaries paid to AF Brokerage, Inc. Occupancy cost increased by $98,000 for the year ended June 30, 1999, due to increased depreciation expense resulting from the new branch location in Boone, computer equipment acquired for the new insurance office in Lenior and for the brokerage subsidiary. Additional legal costs during the current period were the result of applying for a broker/dealer registration.

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

CAPITAL RESOURCES AND LIQUIDITY

The term "liquidity" generally refers to an organization's ability to generate adequate amounts of funds to meet its needs for cash. More specifically for financial institutions, liquidity ensures that adequate funds are available to meet deposit withdrawals, fund loan and capital expenditure commitments, maintain reserve requirements, pay operating expenses, and provide funds for debt service, dividends to stockholders, and other institutional commitments. Funds are primarily provided through financial resources from operating activities, expansion of the deposit base, borrowings, through the sale or maturity of investments, the ability to raise equity capital, or maintenance of shorter-term interest earning deposits. At June 30, 2000, cash and cash equivalents, a significant source of liquidity, totaled $7.4 million.

As a federally chartered savings bank, the Bank must maintain a daily average balance of liquid assets equal to at least 4% of withdrawable deposits and short term borrowings. The Bank's liquidity ratio at June 30, 2000, as computed under OTS regulations, was considerably in excess of such requirements. Given its excess liquidity and its ability to borrow from the FHLB, the Bank believes that it will have sufficient funds available to meet anticipated future loan commitments, unexpected deposit withdrawals, and other cash requirements.

The Company's capital position is in excellent shape, by any objective benchmark or comparison.

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

NET PORTFOLIO VALUE

All federally regulated financial institutions are required to measure the exposure to changes in interest rates. Institutions with assets of less than $500 million may rely on outside sources of measurement such as that provided by the OTS and the FHLB. The purpose is to determine how changes in interest rates affect the estimated value or Net Portfolio Value ("NPV") of the insured institution's statement of financial condition under several immediate or "shock" changes in market rates. Since the timing of repricing opportunities for interest-earning assets and interest-bearing liabilities are different, the impact of shock changes will have a negative, neutral or positive impact on the NPV of the bank based on the structure of the bank's assets and liabilities. Thus, NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities and off-balance sheet contracts. Generally, the level of interest rate risk is measured in a 200 basis point shock environment that has the most negative impact on the Company's NPV.

The Company's banking subsidiary, AF Bank, has historically been a mortgage lender which means that it generally has longer terms before repricing its assets than does its interest bearing liabilities or deposit accounts; therefore, a rising rate environment will have the most negative impact on the NPV of the Company. Management has implemented a strategy of limiting the terms of mortgage loans that it cannot sell in the secondary market, increasing the level of loans tied more closely to market interest rates such as the prime rate, and generally reducing the terms of loans that the Company offers for portfolio. The following table presents the Company's NPV at June 30, 2000, as calculated by the OTS, based on information provided to the OTS by the Company.

As a result of management's actions, at June 30, 2000, the estimated NPV declined by 7% in a 300 basis point rising interest rate shock scenario compared to a loss in NPV of 4% in a falling rate scenario. This compares to a decline of 13% under a similar rise and a gain of 12% in a similar decline one year earlier. The improvement in interest rate risk is further measured by the basis point decline in the ratio of NPV to the PV of assets, defined as the Sensitivity Measure by the OTS. At June 30, 2000, the decline of the sensitivity measure was 54 basis points with a 300 basis point shock increase in rates compared to a decline of 128 basis points at June 30, 1999.

                                                                                        NPV as $ of PV (5)
                              Net Portfolio Value                                            of Assets
-------------------------------------------------------------------------------   ---------------------------------

   Changes in Rates             $ Amount     $ Change (1)          % of Change (2)           Ratio (3)   Change (4)
   ----------------             --------     ------------          ---------------           ---------   ----------
                            (Dollars in Thousands)
       +300 bp                   13,945           (1118)                 (7.00)%                 10.68%       (54)
       +200 bp                   14,478            (585)                 (4.00)%                 10.98%       (24)
       +100 bp                   14,888            (176)                  1.00 %                 11.18%        (4)
         0 bp                    15,063              --                     --                   11.22%        --
       -100 bp                   14,842            (222)                 (1.00)%                 10.99%       (23)
       -200 bp                   14,312            (752)                 (5.00)%                 10.56%       (66)
       -300 bp                   14,426            (638)                 (4.00)%                 10.55%       (66)

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
(5)      PV means present value.

The following chart provided by the OTS reflects further measures of the Company's interest rate risk.

   RISK MEASURES: 200BP RATE SHOCK:                 June 30, 2000  June 30, 1999
                                                    -------------  -------------
   Pre-Shock NPV Ratio: NPV as a % of PV of Assets      11.22%         12.40%
   Exposure Measure: Post Shock NPV Ratio               10.56%         11.72%
   Sensitivity Measure: Change in NPV                   -66 bp         -68 bp

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

Management believes that the NPV method of assessing the Company's exposure to interest rate risk and potential reductions in net interest income is a useful tool for measuring risk. Management also believes that the charts reflect the positive impact of strategies to reduce interest rate risk as evidenced most prominently by the relatively low level of interest rate sensitivity that reflected a decline of 66 basis points and 68 basis points for the years ended June 30, 2000 and 1999, respectively. The strategies that have reduced the level of interest rate risk under an increasing rate assumption will continue to reduce the impact or rising rates as long term mortgages are sold and replaced with shorter term mortgage and nonmortgage loans with rates that can be adjusted to more closely simulate market rates of interest. Management believes that a strong equity capital position and the existence of the corporate authority to raise additional capital as necessary act as valuable tools to absorb interest rate risk.

FUTURE REPORTING REQUIREMENTS

The FASB has issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which the Company has not been required to adopt as of June 30, 2000. This Statement, which is effective for fiscal years beginning after June 15, 2000, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available for sale security, or a foreign currency denominated forecasted transaction. This Statement is not expected to have a significant impact on the Company.

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

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
AF Bankshares, Inc. and Subsidiaries
West Jefferson, North Carolina

We have audited the accompanying consolidated statements of financial condition of AF Bankshares, Inc. and Subsidiaries as of June 30, 2000 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AF Bankshares, Inc. and Subsidiaries as of June 30, 2000 and 1999, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.




Charlotte, North Carolina
July 28, 2000

AF BANKSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
JUNE 30, 2000 AND 1999

ASSETS                                                                               2000                1999
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents:
   Interest-bearing deposits                                                      $  2,599,071      $  4,173,311
   Noninterest-bearing deposits                                                      4,823,781         8,221,749
Certificates of deposit, at cost                                                        99,000           198,000
Securities held to maturity (fair value $100,000 in 2000 and
   1999) (Note 2)                                                                      100,000           100,000
Securities available for sale (Note 2)                                               8,860,452        10,976,170
Federal Home Loan Bank stock (Notes 2 and 6)                                           775,700           523,600
Loans receivable, net (Notes 3 and 6)                                              108,778,257        81,156,766
Real estate owned                                                                      289,441            59,000
Office properties and equipment, net (Note 4)                                        4,183,610         2,544,777
Accrued interest receivable on loans                                                   605,749           398,918
Accrued interest receivable on investment securities                                    82,647            97,598
Prepaid expenses and other assets                                                      562,317           546,721
Deferred income taxes, net (Note 12)                                                   499,045           425,100
Intangible assets, net of accumulated amortization of
   $156,882 in 2000 and $76,284 in 1999                                              1,111,333           509,716
                                                                                  ------------------------------
             TOTAL ASSETS                                                         $133,370,403      $109,931,426
                                                                                  ==============================

LIABILITIES AND STOCKHOLDERS' EQUITY
---------------------------------------------------------------------------------------------------------------------
Liabilities:
   Savings deposits (Note 5)                                                      $102,679,834      $ 93,106,090
   Note payable (Note 6)                                                               700,000                --
   Note payable - ESOP (Note 9 and 17)                                                 229,878           255,420
   Advances from Federal Home Loan Bank (Note 6)                                    15,513,007         2,564,358
   Accounts payable and other liabilities (Note 10)                                  1,630,313         1,636,362
   Redeemable common stock held by the ESOP, net of
      unearned ESOP shares (Notes 9 and 17)                                             77,116           150,942
                                                                                  ------------------------------
            TOTAL LIABILITIES                                                      120,830,148        97,713,172
                                                                                  ------------------------------
Commitments and Contingencies (Notes 10 and 13)
Stockholders' equity (Note 17):
   Common stock, par value $.01 per share; authorized 5,000,000 shares; 1,053,678 issued and 1,049,378 outstanding shares
      shares at 2000 and 1999 (Note 7)                                                  10,537            10,537
   Additional paid-in capital                                                        4,591,555         4,593,516
   Retained earnings, substantially restricted (Notes 7 and 12)                      8,331,965         7,974,373
   Recognition and retention plan (Note 11)                                           (281,344)         (479,960)
   Accumulated other comprehensive income (loss) (Note 2)                              (28,608)          203,638
                                                                                  ------------------------------
                                                                                    12,624,105        12,302,104
   Less cost of 4,300 shares of treasury stock                                         (83,850)          (83,850)
                                                                                  ------------------------------
            TOTAL STOCKHOLDERS' EQUITY                                              12,540,255        12,218,254
                                                                                  ------------------------------
            TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                            $133,370,403      $109,931,426
                                                                                  ==============================


See Notes to Consolidated Financial Statements.

AF BANKSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED JUNE 30, 2000 AND 1999

                                                                                    2000                1999
--------------------------------------------------------------------------------------------------------------------
Interest income:
   Loans                                                                    $         8,598,994    $     6,806,902
   Investment securities                                                                605,189            501,410
   Interest-bearing deposits                                                            188,787            570,867
                                                                            -------------------    ---------------
                                                                                      9,392,970          7,879,179
                                                                            -------------------    ---------------

Interest expense:
   Deposits (Note 5)                                                                  4,069,009          3,769,899
   Federal Home Loan Bank advances (Note 6)                                             569,966            175,451
   Note payable                                                                          22,462                 --
   Note payable, ESOP                                                                    23,761             21,918
                                                                            -------------------    ---------------
                                                                                      4,685,198          3,967,268
                                                                             -------------------    --------------
           NET INTEREST INCOME                                                        4,707,772          3,911,911
Provision for loan losses (Note 3)                                                       88,000             20,000
                                                                             -------------------    --------------
           NET INTEREST INCOME AFTER PROVISION FOR
            LOAN LOSSES                                                               4,619,772          3,891,911
                                                                             -------------------    --------------
Noninterest income
   Insurance commissions                                                                 991,301           499,845
   Gain on sale on investments available for sale                                         94,603           165,505
   Other                                                                                 735,335           540,409
                                                                             -------------------    --------------
                                                                                       1,821,239         1,205,759
                                                                             -------------------    --------------
Noninterest expenses
   Compensation and employee benefits (Notes 8, 9, 10 and 11)                          3,022,254         2,261,079
   Occupancy and equipment                                                               502,700           426,161
   Deposit insurance premiums                                                             36,365            48,918
   Computer processing charges                                                           273,202           209,018
   Amortization                                                                           80,598            41,294
   Other                                                                               1,745,089         1,361,826
                                                                             -------------------    --------------
                                                                                       5,660,208         4,348,296
                                                                             -------------------    --------------
           INCOME BEFORE INCOME TAXES                                                    780,803           749,374
Income taxes (Note 12)                                                                   327,595           235,540
                                                                             -------------------    --------------
           NET INCOME                                                        $           453,208    $      513,834
                                                                             ===================    ==============
Basic earning per share (Note 14)                                            $              0.45    $         0.52
                                                                             ===================    ==============
Diluted earnings per share (Note 14)                                         $              0.45    $         0.52
                                                                             ===================    ==============
Cash dividends per share                                                     $              0.20    $         0.20
                                                                             ===================    ==============

See Notes to Consolidated Financial Statements.

AF BANKSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED JUNE 30, 2000 AND 1999

                                                                Common            Additional           Retained
                                                                 Stock         Paid-In Capital         Earnings
------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1998                                     $      10,537   $         4,580,151    $      7,279,694
   Vesting of recognition and retention plan                          --                    --                  --
   Transfer from redeemable common stock net of
      unearned ESOP shares                                            --                    --             357,127
   ESOP contribution                                                  --                13,365              33,723
   Cash dividend, $.20 per share                                      --                    --            (205,105)
   Purchase of common stock for treasury                              --                    --                  --
   Issuance of common stock from treasury                             --                    --              (4,900)
   Net income                                                         --                    --             513,834
   Other comprehensive income, net of tax:
      Unrealized holding losses arising during
        period, net of taxes $(82,485) (Note 2)                       --                    --                  --
      Less:  reclassification adjustment for
        gains included in net income,
        net of taxes of $51,969 (Note 2)                              --                    --                  --
      Other comprehensive loss                                        --                    --                  --
   Comprehensive income                                               --                    --                  --
                                                           -------------   -------------------    ----------------
Balance, June 30, 1999                                            10,537             4,593,516           7,974,373
   Vesting of recognition and retention plan                          --                    --                  --
   Transfer from redeemable common stock net of
      unearned ESOP shares                                            --                    --              73,826
   ESOP contribution                                                  --                (1,961)             37,000
   Cash dividend, $.20 per share                                      --                    --            (206,442)
   Net income                                                         --                    --             453,208
   Other comprehensive income, net of tax:
      Unrealized holding losses arising during
        period, net of taxes $(192,664) (Note 2)                      --                    --                  --
      Less:  reclassification adjustment for
        gains included in net income,
        net of taxes of $36,536 (Note 2)                              --                    --                  --
      Other comprehensive loss                                        --                    --                  --
   Comprehensive income                                               --                    --                  --
                                                           -------------   -------------------    ----------------
Balance, June 30, 2000                                     $      10,537   $         4,591,555    $      8,331,965
                                                           =============   ===================    ================

See Notes to Consolidated Financial Statements.

                       Accumulated Other                                Total
  Recognition and        Comprehensive            Treasury          Stockholders'
   Retention Plan        Income (Loss)              Stock              Equity
----------------------------------------------------------------------------------
  $     (678,576)       $       294,380        $          --       $    11,486,186
         198,616                     --                   --               198,616

              --                     --                   --               357,127
              --                     --                   --                47,088
              --                     --                   --              (205,105)
              --                     --             (113,750)             (113,750)
              --                     --               29,900                25,000
              --                     --                   --               513,834

              --               (204,278)                  --                    --

              --                113,536                   --                    --
                        ---------------
              --                (90,742)                  --               (90,742)
                                                                   ---------------
              --                     --                   --               423,092
  --------------        ---------------        -------------       ---------------
        (479,960)               203,638              (83,850)           12,218,254
         198,616                     --                   --               198,616

              --                     --                   --                73,826
              --                     --                   --                35,039
              --                     --                   --              (206,442)
              --                     --                   --               453,208

              --               (290,313)                  --                    --

              --                 58,067                   --                    --
                        ---------------
              --               (232,246)                  --              (232,246)
                                                                   ---------------
              --                     --                   --               220,962
   --------------        ---------------        -------------       ---------------
   $     (281,344)       $      (260,854)       $     (83,850)      $   12,540,255
   ==============        ===============        =============       ===============

AF BANKSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JUNE 30, 2000 AND 1999

                                                                                     2000                1999
-----------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
   Net income                                                                   $     453,208       $     513,834
   Adjustments to reconcile net income to net cash
      provided by operating activities:
        Provision for loan losses                                                      88,000              20,000
        Loss on disposal of office properties and equipment                                --                 607
        Loss on sale of other real estate owned                                        10,962                  --
        Gain on sale of investments available for sale                                (94,603)           (165,505)
        Provision for depreciation                                                    380,547             320,575
        Amortization of goodwill and noncompete covenants                              80,598              41,294
        Amortization of deferred loan fees                                           (175,794)           (156,603)
        Amortization of premium/discount on investments                                62,153              23,823
        Amortization of unearned ESOP shares                                           37,000              33,723
        ESOP fair value adjustment                                                     (1,961)             13,365
        Vesting of recognition and retention plan                                     198,616             198,616
        Stock compensation                                                                 --              25,000
        Proceeds from sale of loans held for sale                                   3,823,079          12,133,119
        Origination of loans held for sale                                         (3,831,520)        (12,120,263)
        (Gain) loss on sale of loans held for sale                                      8,441             (12,856)
        Deferred income taxes                                                          74,916             (59,165)
        Increase in operating assets:
           Accrued interest receivable                                               (191,880)            (86,957)
           Prepaid expenses and other assets                                          (15,596)           (107,058)
        Increase (decrease) in liabilities:
           Accounts payable and other liabilities                                      (6,049)            456,048
                                                                                -------------       -------------
             NET CASH PROVIDED BY OPERATING ACTIVITIES                                900,117           1,071,597
                                                                                -------------       -------------
Cash Flows from Investing Activities
   Purchases of securities available for sale                                      (1,500,000)         (9,501,897)
   (Increase) decrease in FHLB stock                                                 (252,100)            100,400
   Proceeds from calls of securities available for sale                             1,580,000           4,950,000
   Proceeds from sale of securities available for sale                                300,528             329,423
   Principal payments received on securities available for sale                     1,386,533           1,333,342
   Purchase of securities held to maturity                                           (100,000)                 --
   Proceeds from maturity of security held to maturity                                199,000                  --
   Net originations of loans receivable                                           (27,863,180)         (8,467,343)
   Purchase of office properties and equipment                                     (2,016,787)           (717,171)
   Proceeds from sale of properties and equipment                                      15,192              11,995
   Proceeds from sale of other real estate owned                                       88,080              54,165
   Purchase of goodwill and noncompete agreement                                           --            (266,000)
                                                                                -------------       -------------
             NET CASH USED IN INVESTING ACTIVITIES                                (28,162,734)        (12,173,086)
                                                                                -------------       -------------

                                   (Continued)

AF BANKSHARES, INC. AND SUBSIDIARIES

YEARS ENDED JUNE 30, 2000 AND 1999

                                                                                     2000                1999
---------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities
   Net increase in savings deposits                                              $     9,573,744      $    10,617,874
   Net borrowings (payments) on FHLB advances                                         12,948,649           (1,551,238)
   Purchase of common stock for treasury                                                      --             (113,750)
   Principal payments on borrowings                                                      (25,542)             (40,000)
   Cash dividends paid                                                                  (206,442)            (205,105)
                                                                                 ---------------      ---------------
          NET CASH PROVIDED BY FINANCING ACTIVITIES                                   22,290,409            8,707,781
                                                                                 ---------------      ---------------
          NET DECREASE IN CASH AND CASH EQUIVALENTS                                   (4,972,208)          (2,393,708)

Cash and cash equivalents:
   Beginning                                                                          12,395,060           14,788,768
                                                                                 ---------------      ---------------
   Ending                                                                        $     7,422,852      $    12,395,060
                                                                                 ===============      ===============

Supplemental Schedule of Cash and Cash Equivalents
   Interest-bearing deposits                                                     $     2,599,071      $     4,173,311
   Noninterest-bearing                                                                 4,823,781            8,221,749
                                                                                 ---------------      ---------------
                                                                                 $     7,422,852      $    12,395,060
                                                                                 ===============      ===============

Supplemental Disclosures of Cash Flow Information
   Cash payments for:
      Interest                                                                   $      4,585,898     $     3,996,665
      Income taxes                                                                        241,907             335,333

Supplemental Disclosure of Noncash Investing and Financing
   Activities
      Net change in unrealized gain (loss) on securities available
        for sale, net of tax                                                     $       (232,246)    $      (90,742)
      Transfer from loans receivable to real estate owned                                 329,483            104,563
      Originations of loans to facilitate sale of real estate owned                            --            (29,513)
      Fair value of ESOP shares in excess of unearned ESOP shares                          36,826            323,404
      Transfer to retained earnings to redeemable common stock                             73,826            357,127
      Note payable issued for purchase of insurance agency                                700,000                 --
      Fair value of office equipment received in purchase of
        insurance agency                                                                  (17,785)                --
      Intangible assets recorded on purchase of insurance agency                         (682,215)                --

See Notes to Consolidated Financial Statements.

AF BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 1.  NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business: AF Bankshares, Inc. (the "Company") is a bank holding company which owns 100% of the common stock of AF Bank (the "Bank"), formerly Ashe Federal Bank. The Company has no operations and conducts no business of its own other than ownership of its subsidiaries and investing in securities. The Bank is a federally chartered stock savings bank which conducts business from its main office located in West Jefferson, North Carolina and four branches in Sparta, Jefferson, Boone and Warrensville, North Carolina. The principal activities of the Bank consist of obtaining savings deposits and providing credit to customers in its primary market area, Ashe, Alleghany and Watauga Counties. On April 15, 1996, the Board of Directors of the Bank adopted a Plan of Reorganization and a related Stock Issuance Plan pursuant to which the Bank exchanged its federal mutual savings bank charter for a federal stock savings bank charter, conducted a minority stock offering, and formed AsheCo, M.H.C., a mutual holding company which owned 53.8% of the common stock issued by the Bank. The Bank conducted its minority stock offering in July and August of 1996 and the closing occurred on October 4, 1996. The Bank sold 461,779 shares of common stock in the minority stock offering, including 36,942 shares sold to its Employee Stock Ownership Plan (the "ESOP"), and issued 538,221 shares to the mutual holding company. See Note 16 for additional information concerning the minority stock offering and the reorganization.

On June 16, 1998, the Board of Directors approved the formation of a mid-tier holding company, AF Bankshares, Inc. which became a 100% owner of the Bank in a stock swap with AsheCo, M.H.C., which was accounted for similar to a pooling of interests. At June 30, 1998, AsheCo, M.H.C.'s ownership of AF Bankshares, Inc. decreased to 51.10% due to the shares issued under the recognition and retention plan discussed in Note 11. During the year ended June 30, 1999, AsheCo, M.H.C.'s ownership of AF Bankshares, Inc. increased to 51.29% due to the purchase of shares held in treasury. No additional changes in AsheCo, M.H.C.'s ownership of AF Bankshares, Inc. occurred during the year ended June 30, 2000.

On July 1, 1997, the Bank purchased two insurance agencies to form AF Insurance Services, Inc., which became a wholly owned subsidiary of the Bank. A plan of reorganization was completed during the year ended June 30, 1999 and AF Insurance Services, Inc. became a wholly owned subsidiary of AF Bankshares, Inc. On April 1, 1999 and again on December 1, 1999, AF Insurance Services, Inc. purchased additional insurance agencies. AF Insurance Services, Inc. operates from its main office in West Jefferson, North Carolina and branch offices in Lenoir, North Wilkesboro, Jefferson, Elkin and Sparta, North Carolina. The transactions were recorded under the purchase method of accounting. Revenues are not material to the financial information.

On August 5, 1998, the Company formed AF Brokerage, Inc., which is a wholly owned subsidiary of the Company. Prior to receiving its approval from the NASD to become a registered broker/dealer, AF Brokerage, Inc. operated through the use of a third party clearing broker. AF Brokerage, Inc. began operating as an independent broker/dealer in May, 2000. Revenues are not material to the financial information.

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

Cash and cash equivalents: For purposes of reporting the statements of cash flows, the Company includes cash on hand and demand deposits at other financial institutions with terms less than 90 days as cash and cash equivalents. Cash flows from loans, loans held for sale and deposits are reported net. The Company maintains amounts due from banks which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Investment securities: The Company and the Bank have investments in debt and equity securities. Debt securities consist primarily of U.S. Government agency securities, Federal Home Loan Bank bonds, Fannie Mae and Government National Mortgage Association securities and certificates of deposit. Equity securities consist of Federal Home Loan Mortgage Corporation (FHLMC) stock and mutual funds.

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

AF BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Declines in the fair value of individual securities classified as either available for sale or held to maturity below their amortized cost that are determined to be other than temporary result in write-downs of the individual securities to their fair value with the resulting write-downs included in current earnings as realized losses.

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

Impaired loans: SFAS No. 114, Accounting by Creditors for Impairment of a Loan, requires that the Bank establish a specific loan allowance on an impaired loan if the present value of the future cash flows discounted using the loan's effective interest rate is less than the carrying value of the loan. An impaired loan can also be valued based upon its fair value or the market value of the underlying collateral if the loan is primarily collateral dependent. The Bank assesses for impairment all loans delinquent more than 90 days. See Note 3 for a further information.

AF BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Interest income: SFAS No. 118, Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures, which amended SFAS No. 114 requires disclosure of the Bank's method of accounting for interest income on impaired loans. The Bank does not accrue interest on loans delinquent 90 days or more. In addition, interest accrued up to 90 days is reversed by the establishment of a reserve for uncollected interest, if in the opinion of management collectibility is uncertain. Such interest, if ultimately collected, is credited to income in the period received. The Bank anticipates that it will account for interest on impaired loans in a similar fashion in the future if and when it has impaired loans.

Loan-origination fees and related costs: Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the interest method over the contractual life of the loans, adjusted for actual prepayments.

Loans held for sale: Loans held for sale are those loans the Bank has the intent to sell in the foreseeable future. They are carried at the lower of aggregate cost or market value. Gains and losses on sales of loans are recognized at settlement dates and are determined by the difference between the sales proceeds and the carrying value of the loans. All sales are made without recourse. The Bank has no loans held for sale at June 30, 2000 or 1999.

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

Intangible assets: Goodwill is the cost of the investment in AF Insurance Services, Inc. in excess of the fair value of net assets at the date of purchase and is being amortized by the straight line method over a period of fifteen years. Noncompete agreements are stated at cost less accumulated amortization computed by the straight-line method over a period of seven years.

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

AF BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Additionally, the Company has implemented a qualified stock option plan authorizing the grant of up to 21,322 stock options to certain officers and directors, either in the form of incentive stock options or non-incentive stock options. The Bank has also implemented a recognition and retention plan by reserving 53,678 shares of common stock for issuance to certain officers and directors.

Advance payments by borrowers for taxes and insurance: Certain borrowers make monthly payments, in addition to principal and interest, in order to accumulate funds from which the Bank can pay the borrowers' property taxes and insurance premiums.

Income taxes: Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Off-statement of financial condition risk: The Bank is a party to financial instruments with off-statement of financial condition risk such as commitments to extend credit and home equity lines of credit. Management assesses the risk related to these instruments for potential losses on an ongoing basis.

Earnings per share: SFAS No. 128, Earnings Per Share, requires the presentation of earnings per share by all entities that have common stock or potential common stock, such as options, warrants and convertible securities outstanding that trade in a public market. Those entities that have only common stock outstanding are required to present basic earnings per-share amounts. Basic per-share amounts are computed by dividing net income (the numerator) by the weighted-average number of common shares outstanding (the denominator). All other entities are required to present basic and diluted per-share amounts. Diluted per-share amounts assume the conversion, exercise or issuance of all potential common stock instruments unless the effect is to reduce the loss or increase the income per common share from continuing operations. For both computations, the number of shares of common stock purchased by the Company's employee stock ownership plan, which have not been allocated to participant accounts, are not assumed to be outstanding.

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

The fair value estimates presented are based on pertinent information available to management as of June 30, 2000 and 1999. Although management is not aware of any factors that would significantly affect the estimated fair value amount, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and therefore, current estimates of fair value may differ significantly from the amounts presented herein.

NOTE 2. DEBT AND EQUITY SECURITIES

Debt and equity securities have been classified in the statements of financial condition according to management's intent. The carrying amount of securities and approximate fair values at June 30 were as follows:

                                                                                  2000
                                                -----------------------------------------------------------------
                                                                     Gross            Gross
                                                  Amortized        Unrealized       Unrealized          Fair
                                                    Cost              Gains            Losses           Value
                                                -----------------------------------------------------------------
Available for sale securities:
   Debt securities:
      U.S. Government agency securities          $ 4,415,595        $   1,348       $  (88,558)       $ 4,328,385
      Fannie Mae and Government
        National Mortgage Association              3,204,715            5,348          (54,836)         3,155,227
      Municipals                                     282,930               --          (11,559)           271,371
   Equity securities:
      Mutual Funds                                 1,000,000               --          (98,655)           901,345
      Federal Home Loan Mortgage
        Corporation Common Stock                       4,200          199,924               --            204,124
                                                 ----------------------------------------------------------------
                                                   8,907,440          206,620         (253,608)         8,860,452
Held to maturity securities:
   Debt securities:
      Federal Home Loan Bank                         100,000               --               --            100,000
Other investments:
   Federal Home Loan Bank stock                      775,700               --               --            775,700
                                                 ----------------------------------------------------------------
                                                 $ 9,783,140        $ 206,620       $ (253,608)       $ 9,736,152
                                                 ================================================================

AF BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 2. DEBT AND EQUITY SECURITIES (CONTINUED)

                                                                           1999
                                               --------------------------------------------------------------
                                                                    Gross         Gross
                                                Amortized        Unrealized     Unrealized           Fair
                                                   Cost             Gains         Losses             Value
                                               --------------------------------------------------------------
Available for sale securities:
   Debt securities:
      U.S. Government agency securities        $  4,524,263      $   3,125      $  (39,229)      $  4,488,159
      Fannie Mae and Government
        National Mortgage Association             4,625,811         49,513          (3,080)         4,672,244
      Municipals                                    281,977                        (20,493)           261,484
   Equity securities:
      Mutual Funds                                1,205,216         61,939         (45,792)         1,221,363
      Federal Home Loan Mortgage
        Corporation Common Stock                      4,784        328,136              --            332,920
                                                -------------------------------------------------------------
                                                 10,642,051        442,713        (108,594)        10,976,170

Held to maturity securities:
   Debt securities:
      Federal Home Loan Bank                        100,000             --              --            100,000
Other investments:
   Federal Home Loan Bank stock                     523,600             --              --            523,600
                                               --------------------------------------------------------------
                                               $ 11,265,651      $ 442,713      $ (108,594)      $ 11,599,770
                                               ==============================================================

The amortized cost and estimated fair value of debt securities at June 30, 2000, by contractual maturity are shown below. Fannie Mae and Government National Mortgage Association securities are not included in the maturity categories because they do not have a single maturity date. Additionally, equity securities and mutual funds are not included in the maturity categories because they do not have contractual maturities.

AF BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 2.     DEBT AND EQUITY SECURITIES (CONTINUED)

                                               Held to maturity securities:  Available for sale securities:
                                               ------------------------------------------------------------
                                                Amortized                      Amortized
                                                  Cost          Fair Value        Cost           Fair Value
                                               ------------------------------------------------------------
Due from one year to five years                $ 100,000        $ 100,000       $ 3,269,590     $ 3,219,813
Due from five years to ten years                      --               --           500,000         492,187
Due after ten years                                   --               --           928,935         887,756
Fannie Mae and Government
   National Mortgage Association
   debt securities                                    --               --         3,204,715       3,155,227
Mutual funds                                          --                          1,000,000         901,345
Equity securities                                     --               --             4,200         204,124
                                               ------------------------------------------------------------
                                               $ 100,000        $ 100,000       $ 8,907,440     $ 8,860,452
                                               ============================================================

Sales of securities are summarized as follows for the years ended June 30:


                                                                                2000            1999
                                                                            ----------------------------
Proceeds from calls of securities available for sale                        $ 1,580,000      $ 4,950,000
Proceeds from sale of securities available for sale                             300,528          329,423
                                                                            ----------------------------
                                                                              1,880,528        5,279,423
Realized gain on sale of securities available for sale                          (94,603)        (165,505)
                                                                            ----------------------------
Cost of securities sold                                                     $ 1,785,925      $ 5,113,918
                                                                            ============================


The change in accumulated other comprehensive income (loss), which consists of unrealized gains (losses) on securities available for sale for the years ended June 30, are as follows:

                                                                                2000            1999
                                                                            ----------------------------
Balance, beginning                                                          $   203,638      $   294,380
Change in net unrealized gains                                                 (381,107)        (149,383)
Change in deferred income taxes                                                 148,861           58,641
                                                                            ----------------------------
Balance, ending                                                             $   (28,608)     $   203,638
                                                                            ============================

AF BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 3. LOANS RECEIVABLE

Loans receivable at June 30, consist of the following:

                                                                                2000            1999
                                                                            ----------------------------
   One to four-family                                                       $ 68,813,143    $ 48,432,985
   Multifamily                                                                 2,277,623         316,111
   Non residential                                                             8,577,554       2,068,070
   Land                                                                        2,439,602       1,258,481
   Construction loans                                                          4,058,901       5,081,781
   Commercial loans                                                           10,455,888      18,261,202
   Consumer loans                                                             17,375,621      12,143,508
                                                                            ----------------------------
                                                                             113,998,332      87,562,138

Less:
   Undisbursed loan funds                                                     (3,992,983)     (5,033,086)
   Deferred loan fees                                                           (247,824)       (249,605)
   Allowance for loan losses                                                    (979,268)     (1,122,681)
                                                                            ----------------------------
                                                                            $108,778,257    $ 81,156,766
                                                                            ============================

The following is an analysis of the allowance for loan losses for the years ended June 30:

                                                                                2000            1999
                                                                            ----------------------------

Balance, beginning                                                          $ 1,122,681      $ 1,164,263
   Provisions charged to operations                                              88,000           20,000
   Charge-offs                                                                 (327,835)         (74,034)
   Recoveries                                                                    96,422           12,452
                                                                            ----------------------------
Balance, ending                                                             $   979,268      $ 1,122,681
                                                                            ============================


SFAS No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118 Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosure, requires that the Bank establish a specific allowance on impaired loans and disclosure of the Bank's method of accounting for interest income on impaired loans. The Bank assesses all loans delinquent more than 90 days for impairment and such loans amounted to approximately $411,000 and
$60,000 at June 30, 2000 and 1999, respectively. These loans are primarily collateral dependent and management has determined that the underlying collateral value is in excess of the carrying amounts. As a result, the Bank has determined that specific allowances on these loans are not required. Interest income foregone during 2000 and 1999 was $16,249 and $4,313, respectively. The Bank established reserves for uncollectible interest totaling $10,911 and $4,313 at June 30, 2000 and 1999, respectively.

AF BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
NOTE 3. LOANS RECEIVABLE (CONTINUED)

Loan activity to officers and directors of the Company during the years ended June 30, 2000 and 1999, is summarized as follows:

                                       2000            1999
                                   ----------------------------
Balance, beginning                 $ 1,035,605      $   943,194
Disbursements                          470,177          672,300
Payments received                     (180,609)         579,890
                                   ----------------------------
Balance, ending                    $ 1,325,173      $ 1,035,604
                                   ============================

Mortgage loans serviced for others consist of FNMA loans and are not included in the accompanying statements of financial condition. Mortgage loan portfolios serviced for Fannie Mae were approximately $22,613,000 and $20,657,000 at June 30, 2000 and 1999, respectively.

There were no loans held for sale or outstanding commitments to sell loans as of June 30, 2000 or 1999.

NOTE 4. OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment at June 30 consist of the following:

                                       2000            1999
                                   ----------------------------
Land and land improvements         $   308,329      $   308,329
Buildings                            2,968,811        1,421,055
Furniture and fixtures               1,919,117        1,434,791
Leasehold improvements                 252,120          252,120
Automobiles                             63,409           84,345
                                   ----------------------------
                                     5,511,786        3,500,640
Accumulated depreciation            (1,328,176)        (955,863)
                                   ----------------------------
                                   $ 4,183,610      $ 2,544,777
                                   ============================

AF BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 5. SAVINGS DEPOSITS

Savings deposits at June 30 consist of the following:

                                                                                              2000                         1999
                                                                                         ------------------------------------------
Interest-bearing checking accounts at 1.91% (2.25% 1999)                                 $  17,194,967                 $ 13,831,977
Commercial and free checking (noninterest bearing)                                           3,960,144                    3,914,090
Passbook savings 3.83% (3.05% 1999)                                                         23,032,283                   21,840,801
Money market demand accounts 2.00% (2.50% 1999)                                              1,393,563                    1,593,041
                                                                                         ------------------------------------------
                                                                                            45,580,957                   41,179,909
                                                                                         ------------------------------------------
Certificates of Deposit:
   weighted average rate of 5.71% (4.94% 1999)
      4.00% to 5.99%                                                                        38,922,959                   49,488,579
      6.00% to 7.99%                                                                        18,014,374                    2,299,181
                                                                                         ------------------------------------------
                                                                                            56,937,333                   51,787,760
                                                                                         ------------------------------------------
Accrued interest payable                                                                       161,544                      138,421
                                                                                         ------------------------------------------
                                                                                         $ 102,679,834                 $ 93,106,090
                                                                                         ==========================================
Weighted average cost of savings deposits                                                         4.34%                        4.29%
                                                                                         ==========================================


At June 30, 2000, scheduled maturities of certificates of deposit are as follows:

                                2001              2002              2003              2004             After               Total
                            -------------------------------------------------------------------------------------------------------
4.00% to 5.99%              $33,438,122       $3,899,891        $ 1,022,495        $  338,907       $   223,544         $38,922,959
6.00% to 7.99%               14,523,035        1,681,664          1,612,238            50,000           147,437          18,014,374
                            -------------------------------------------------------------------------------------------------------
                            $47,961,157       $5,581,555        $ 2,634,733        $  388,907       $   370,981         $56,937,333
                            =======================================================================================================

The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was $17,081,469 and $13,910,406 at June 30, 2000 and
1999, respectively. At June 30, 2000, scheduled maturities of jumbo certificates of deposit are as follows:

                                                                                                                         Weighted
                                                                                               Amount                  Average Rate
                                                                                            ---------------------------------------
Maturity period:
   Within three months                                                                      $ 5,568,024                   5.81%
   Three through six months                                                                   4,748,807                   5.99
   Six through twelve months                                                                  4,719,992                   6.08
   Over twelve months                                                                         2,044,646                   5.58
                                                                                            ---------------------------------------
                                                                                            $17,081,469                   5.89%
                                                                                            =======================================

AF BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 5. SAVINGS DEPOSITS (CONTINUED)

Eligible savings accounts are insured to $100,000 by the Savings Association Insurance Fund (SAIF) which is administered by the Federal Deposit Insurance Corporation (FDIC).

The Bank has pledged securities with a fair value of $100,000 at June 30, 2000 as collateral on treasury tax and loan account.

Interest expense on savings deposits consists of the following for the years ended June 30:

                                                                                     2000                1999
                                                                             --------------------=------------------
Interest-bearing checking                                                    $        352,730    $     300,521
Passbook savings accounts                                                             831,664          698,461
Certificate accounts                                                                2,884,615        2,770,917
                                                                             ---------------------------------------
                                                                             $      4,069,009    $   3,769,899
                                                                             == ====================================

NOTE 6. NOTES PAYABLE AND FEDERAL HOME LOAN BANK ADVANCES

Notes payable were entered into by AF Insurance Services, Inc. in conjunction with the purchase of an insurance agency in Elkin, NC and consists of the following at June 30:

                                                                                     2000                 1999
                                                                             ---------------------------------------
Notes payable, due in quarterly interest only installments at
   5.50% through December 1, 2004, at which time repayments
   of principal and interest will commence over a period of 60
   months with first payment due on January 1, 2005.                         $        700,000    $                --
                                                                             =======================================

The Bank had advances outstanding of $15,513,007 and $2,564,358 at June 30, 2000 and 1999, respectively, from the FHLB. Interest is payable at rates ranging from 6.13% to 6.95%. Pursuant to collateral agreements with the FHLB, advances are collateralized by all the Bank's stock in the FHLB and qualifying first mortgage loans. $4,000,000 of the advances are due in June 2001, $862,500 is due by August 2002, $150,507 is due January 2007, $5,000,000 is due August 2009, and
$3,000,000 is due September 2009. The remaining $2,500,000 is an advance borrowed under the Daily Rate Credit Program at the FHLB and has no maturity date. Interest expense was $569,966 and $175,451 for the years ended June 30, 2000 and 1999, respectively.

AF BANKSHARES, INC. AND SUBSIDIARIES

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

The Office of Thrift Supervision (OTS) regulations require institutions to have a minimum regulatory tangible capital equal to 1.5% of total assets, a minimum ratio of 3% of total assets is required for the core capital ratio provided the institution receives the highest rating during the examination process. For institutions that receive less than the highest rating, the minimum core capital ratio requirement is 4% of total assets. A minimum of 8% of risk-weighted assets is required for the risk-based capital ratio. At June 30, 2000 and 1999, the Bank exceeded all of the capital requirements.

The following is a reconciliation of the Bank's capital in accordance with generally accepted accounting principles (GAAP) to the three components of regulatory capital calculated under the requirements of the OTS at June 30, 2000 and 1999:

                                                       June 30, 2000 Regulatory Capital
                          -------------------------------------------------------------------------------------------
                                              Percent                       Percent                        Percent
                                                 of                            of                            of
                                Tangible      Tangible          Core        Tangible       Risk-based    Risk-based
                                 Capital       Assets          Capital       Assets          Capital       Assets
                          -------------------------------------------------------------------------------------------
GAAP capital              $      11,688,699                $  11,688,699               $     11,688,699
Unrealized loss on
   securities
   available for sale                28,608                       28,608                         28,608
Equity investment
   and other assets                      --                           --                        (118,575)
Qualifying general
   loan loss
   allowance                             --                           --                         979,268
                          -----------------                -------------               -----------------
Regulatory capital               11,717,307     8.9 %         11,717,307     8.9 %             12,578,000     11.9 %
Minimum capital
   requirement                    1,976,366     1.5            5,270,309     4.0                8,427,471       8.0
                          ------------------------------------------------------------------------------------------
Excess regulatory
   capital                $       9,740,941     7.4 %      $   6,446,998     4.9 %     $        4,150,529      3.9 %
                          ==========================================================================================

AF BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 7. STOCKHOLDERS' EQUITY (CONTINUED)

                                                       June 30, 1999 Regulatory Capital
                          -------------------------------------------------------------------------------------------
                                              Percent                       Percent                        Percent
                                                 of                            of                            of
                                Tangible      Tangible          Core        Tangible       Risk-based    Risk-based
                                 Capital       Assets          Capital       Assets          Capital       Assets
                          -------------------------------------------------------------------------------------------
GAAP capital              $    11,063,063               $    11,063,063                $    11,063,063
Unrealized gain on
   securities
   available for sale            (165,855)                     (165,855)                     (165,855)
Equity investment
   and other assets                    --                            --                       147,661
Qualifying general
   loan loss
   allowance                           --                            --                       856,113
                          ---------------               ---------------                --------------
Regulatory capital             10,897,208      10.0 %        10,897,208    10.0 %          11,900,982      17.4 %
Minimum capital
   requirement                  1,627,815       1.5           4,340,840     4.0             5,483,920       8.0
                          -------------------------------------------------------------------------------------------
Excess regulatory
   capital                $     9,269,393       8.5 %   $     6,556,368     6.0 %      $    6,417,062       9.4 %
                          ===========================================================================================

As of June 30, 2000, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain total capital to risk weighted assets of 10%, Tier I Capital to risk weighted assets of 6% and Tier I Capital to total assets of 5% or $10,534,339, $6,320,603 and $6,587,888, respectively. There are no conditions or events since that notification that management believes have changed the Bank's category.

Under the conversion regulations the Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's equity to be reduced below (1) the amount required for the liquidation account; or (2) the net worth requirements imposed by the OTS.

The Company paid cash dividends totaling $.20 per share during the each of the years ended June 30, 2000 and 1999. On August 21, 2000, the Company declared a $.05 per share cash dividend for stockholders of record as of September 1, 2000 to be paid on September 18, 2000.

AF BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 8. EMPLOYEE PENSION AND INCENTIVE PLANS

The Company has a profit-sharing plan for the benefit of substantially all employees. Contributions are discretionary and totaled $57,608 and $41,281 for the years ended June 30, 2000 and 1999, respectively.

The Company also has a discretionary bonus plan under which bonuses are paid to all employees if approved by the Board of Directors each year. Expense related to these incentives was $113,220 and $36,544 for the years ended June 30, 2000 and 1999, respectively.

In addition, the Company has a 401(k) retirement plan which contains provisions for specified matching contributions by the Bank. The Bank funds contributions as they accrue and 401(k) plan expense amounted to $92,302 and $70,367 for the years ended June 30, 2000 and 1999, respectively.

NOTE 9. EMPLOYEE STOCK OWNERSHIP PLAN

As part of the Reorganization, the Bank established an ESOP to benefit substantially all employees. The ESOP purchased 36,942 shares of common stock with the proceeds from a loan from a third party financial institution. The note requires annual principal payments of 10% of the outstanding principal balance plus interest at the lending institution's prime rate (9.50% at June 30, 2000) less .5% with a balloon payment due June, 2002. The Bank is expected to make quarterly contributions to the ESOP in amounts sufficient to allow the ESOP to make its scheduled principal and interest payments on the note. The ESOP shares are pledged as collateral for the debt. As the debt is repaid, shares are released from collateral and allocated to active employees, based on proportion of debt service paid in the year. The debt of the ESOP is recorded as debt in the Company's accompanying statement of financial condition.

At June 30, 2000, future principal payments are due as follows:

Year Ending June 30:                                                                                  Amount
-------------------------------------------------------------------------------------------------------------------
2001                                                                                           $          22,988
2002                                                                                                     206,890
                                                                                               -----------------
                                                                                               $         229,878
                                                                                               =================

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

AF BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 9. EMPLOYEE STOCK OWNERSHIP PLAN (CONTINUED)

Excluding interest, expense of $35,039 and $47,088 during 2000 and 1999, respectively, has been incurred in connection with the ESOP. The expense includes, in addition to the cash contribution necessary to fund the ESOP, $(1,961) in 2000 and $13,365 in 1999, which represents the difference between the fair value of the shares which have been released or committed to be released to participants, and the cost of these shares to the ESOP. The Bank has credited (charged) this amount to paid-in capital in accordance with the provisions of AICPA Statement of Position 93-6.

At June 30, 2000 and 1999, 15,100 and 11,400 shares held by the ESOP have been released or committed to be released to the plan's participants for purposes of computing earnings per share. The fair value of the unallocated shares amounted to approximately $175,000 and $281,000 at June 30, 2000 and 1999, respectively.

The Bank has also recorded a liability for a put back option, which represents the excess of the fair market value of the total number of ESOP shares over the original cost of the unallocated ESOP shares. The liability recorded under the put back option was $77,116 and $150,942 at June 30, 2000 and 1999, respectively.

NOTE 10. DEFERRED COMPENSATION AND RETIREMENT PLAN AGREEMENTS

The Bank has an unfunded deferred compensation agreement providing retirement, disability, and death benefits for directors. Vested benefits under the agreements are payable in monthly installments over a ten-year period upon the director's death, disability or retirement. The Bank has insured the lives of the directors for amounts sufficient to discharge its obligations under the agreements. The Bank also has a retirement plan for members of the Board of Directors which the Plan states that outside directors with at least ten years of service will receive an amount equal to their annual retainer for ten years after their retirement from the Board. The liability for the benefits is being accrued over the terms of active service of the directors. The amount charged to expense under these plans amounted to $55,536 and $54,361 for the years ended June 30, 2000 and 1999, respectively.

AF BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 11. RECOGNITION AND RETENTION PLAN AND STOCK OPTION PLAN

The Bank's stockholders approved the Bank's Recognition and Retention Plan (the "RRP") and the Bank's stock option plan on December 8, 1997. The stock option plan provides for the issuance of up to 21,322 stock options to certain officers and directors in the form of incentive stock options or non-incentive stock options. The exercise price of the stock options may not be less than the fair market value of the Company's common stock at the date of grant. Under the Plan 21,322 of options, which vest at the rate of 20% annually beginning at the date of grant, were all granted on December 8, 1997 and expire on December 8, 2007. As permitted under the generally accepted accounting principles, grants under the plan are accounted for following the provisions of APB Opinion No. 25 and its related interpretations. Accordingly, no compensation cost has been recognized for grants made to date. Had compensation cost been determined based on the fair value method prescribed in FASB Statement No. 123, the pro forma effect on reported net income for the year ended June 30, 2000 and 1999 would be as follows:

                                                                                   2000                 1999
                                                                           -------------------------------------
   Net income
      As reported                                                          $           453,208   $       513,834
      Pro forma                                                                        424,553           485,179
   Earnings per share
      As reported
        Basic                                                              $              0.45   $          0.52
        Diluted                                                                           0.45              0.52
      Pro forma
        Basic                                                                             0.42              0.49
        Diluted                                                                           0.42              0.49

In determining the fair value of the option grant as prescribed in Statement No. 123, the Black-Scholes option pricing model was used with the following assumptions: a risk-free interest rate of 5.61%, expected lives of 10 years, expected volatility of 17.19% and expected dividends of $0.20 per year.

At June 30, 2000, 21,322 options have been granted at an exercise price of $18.50, of which 12,793 options are currently exercisable. No options have been exercised to date and all options granted are outstanding at June 30, 2000.

The RRP reserved for issuance 53,678 shares of common stock to certain officers and directors. The Bank issued shares to fund the RRP in December of 1997. The restricted common stock under the RRP vests at the rate of 20% annually beginning at the date of grant. The expense related to the vesting of the RRP totaled $198,616 for each of the years ended June 30, 2000 and 1999.

AF BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 12. INCOME TAX MATTERS

Under the Internal Revenue code, the Bank is allowed a special bad debt deduction related to additions to tax bad debt reserves established for the purpose of absorbing losses. The Bank is required to compute such deductions using an experience method. The Bank's tax bad debt deduction was $231,413 and $61,583 in 2000 and 1999, respectively.

The Bank will have to recapture its excess tax bad debt reserves which have accumulated since 1988, amounting to approximately $92,000 over a six year period. The tax associated with the recaptured reserves is approximately $36,000. The recapture was scheduled to begin with the Bank's 1997 year, but was delayed two years because the Bank originated a required minimum level of mortgage loans. Deferred income taxes have been previously established for the taxes associated with the recaptured reserves and the ultimate payment of the related taxes will not result in a charge to earnings. The amount of reserve recaptured and associated tax were approximately $15,000 and $6,000, respectively, for each of the years ended June 30, 2000 and 1999.

Deferred taxes have been provided for certain increases in the Bank's tax bad debt reserves subsequent to 1987 which are in excess of additions to recorded loan loss allowances. At June 30, 2000, retained earnings contain certain historical additions to bad debt reserves for income tax purposes of approximately $870,000, the balance at June 30, 1987, for which no deferred taxes have been provided because the Bank does not intend to use these reserves for purposes other than to absorb losses. If amounts which qualified as bad debt deductions are used for purposes other than to absorb bad debt losses or adjustments arising from the carryback of net operating losses, income taxes may be imposed at the then existing rates. The approximate amount of unrecorded deferred tax liability associated with these historical additions is approximately $340,000. In the future, if the Bank does not meet the income tax requirements necessary to permit the deduction of an allowance for bad debts, the Bank's effective tax rate would increase to the maximum percent under existing law.

AF BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 12. INCOME TAX MATTERS (CONTINUED)

The tax effects of temporary differences that gave rise to significant portions of the net deferred tax asset as of June 30 were:

                                                                                    2000                1999
                                                                            ------------------------------------
Deferred tax assets:
   Reserve for loan losses                                                  $         376,711     $     435,431
   Reserve for uncollected interest                                                     3,908             1,672
   Unrealized loss on securities available for sale                                    18,378                --
   Deferred compensation                                                              224,030           201,933
   Recognition and retention plan                                                      44,743            44,934
   Deferred loan fees                                                                   6,255                --
   State net economic loss carryforwards                                                8,717                --
                                                                            -----------------------------------
                                                                                      682,742           683,970
                                                                            -----------------------------------
Deferred tax liabilities:
   Reserve for loan losses                                                             17,738            23,752
   Unrealized gain on securities available for sale                                        --           130,483
   Depreciation                                                                       104,051            37,602
   FHLB stock dividends                                                                60,170            60,427
   Prepaid expenses                                                                     1,738                --
   Deferred loan fees                                                                      --             6,606
                                                                            -----------------------------------
                                                                                      183,697           258,870
                                                                            -----------------------------------
            NET DEFERRED TAX ASSET                                          $         499,045     $     425,100
                                                                            ===================================

At June 30, 2000 and 1999, no valuation allowance was recorded on deferred tax assets.

The provision for income taxes charged to operations for the years ended June 30, 2000 and 1999 consists of the following:

                                                                                    2000                1999
                                                                            ----------------------------------------
Current                                                                     $          252,679     $     294,705
Deferred                                                                                74,916           (59,165)
                                                                            ----------------------------------------
                                                                            $          327,595     $     235,540
                                                                            ========================================

A reconciliation of income taxes computed at the statutory federal income tax rate to the income tax provision follows:

                                                       2000                                   1999
                                      ------------------------------------------------------------------------------
                                             Amount             Percent             Amount             Percent
                                      ------------------------------------------------------------------------------
Tax at statutory rate                 $          265,473         34.0%           $     254,787           34.0%
State tax, net of federal benefit                 32,928          4.2                   25,834            3.4
Municipal interest income                         (9,231)        (1.2)                 (27,296)          (3.6)
Permanent differences                             42,682         5.50                       --             --
Other                                             (4,257)        (0.5)                 (17,785)          (2.4)
                                      ------------------------------------------------------------------------------
Total                                 $          327,595        42.0%           $      235,540           31.4%
                                      ==============================================================================

AF BANKSHARES, INC. AND SUBSIDIARIES

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

A summary of the contract amount of the Bank's exposure to off-statement of financial condition risk, except for undisbursed construction loan funds, is as follows at June 30, 2000:

                                                                                                     Notional
                                                                                                      Amount
                                                                                               --------------------
Financial instruments whose contract amounts represent credit risk:
   Undisbursed home equity lines of credit                                                     $       8,453,000
   Undisbursed commercial letters of credit                                                               25,000

The Bank evaluates each customer's credit worthiness on a case-by-case basis. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Home equity lines of credit have variable rates based on the prime rate of interest. Home equity lines are reassessed every five years. Because many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The collateral obtained by the Bank upon extension of credit is based on management's credit evaluation of the customer. The collateral held is the underlying real estate. Undisbursed commercial lines of credit have variable rates of prime plus two percent and are reassessed on an annual basis. Prime at June 30, 2000 was 9.50%.

The Bank has entered into operating leases for the branch locations in Warrensville, Sparta and Boone, North Carolina and the two insurance company branches located in Wilkesboro and Lenoir, North Carolina. The minimum annual lease payments are not significant to the Company's operations.

AF BANKSHARES, INC. AND SUBSIDIARIES

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

                                                                       For the Year Ended June 30, 2000
                                                           ---------------------------------------------------------
                                                                  Income            Shares            Per Share
                                                               (Numerator)       (Denominator)         Amount
                                                           ---------------------------------------------------------
BASIC AND DILUTED EPS                                      $       453,208         1,009,987         $      0.45
                                                           =========================================================

                                                                       For the Year Ended June 30, 1999
                                                           ---------------------------------------------------------
                                                                  Income            Shares            Per Share
                                                               (Numerator)       (Denominator)         Amount
                                                           ---------------------------------------------------------
BASIC AND DILUTED EPS                                      $       513,834           995,301         $      0.52
                                                           =========================================================

NOTE 15. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table reflects a comparison of carrying amounts and the fair values of the financial instruments as of June 30, 2000 and 1999:

                                                         2000                                   1999
                                       -------------------------------------------------------------------------------
                                            Carrying              Fair              Carrying              Fair
                                              Value               Value               Value               Value
                                       ------------------- -----------------------------------------------------------
Financial assets:
   Cash
      Interest-bearing                 $        2,599,071   $   2,599,071       $  4,173,311        $   4,173,311
      Noninterest-bearing
        deposits                                4,823,781       4,823,781          8,221,749            8,221,749
   Certificates of deposit                         99,000          99,000            198,000              198,000
   Investments                                  8,960,452       8,960,452         11,076,170           11,076,170
   Loans receivable                           108,778,257     108,706,482         81,156,766           79,796,954
   Accrued interest receivable                    688,396         688,396            496,516              496,516
   FHLB stock                                     775,700         775,700            523,600              523,600

Financial liabilities:
   Deposits                                   102,679,834     102,513,268         93,106,090           92,924,645
   Advances from FHLB                          15,513,007      15,513,007          2,564,358            2,564,358
   Notes payable                                  700,000         700,000                 --                   --
   Note payable, ESOP                             229,878         229,878            255,420              255,420

AF BANKSHARES, INC. AND SUBSIDIARIES

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

Loans receivable: The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Certain prepayment assumptions have also been made depending upon the original contractual lives of the loans. The fair value of variable rate loans approximates their carrying value as these loans reprice frequently.

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

Advances from FHLB, Notes payable and Note payable, ESOP: The fair value of the Advances from FHLB, Notes payable and Note payable, ESOP is equal to the carrying value of the liability.

Off-statement of financial condition instruments: Fair values for the Company's off-statement of financial condition instruments (loan commitments) are based on fees currently charged for similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings. The fair value for such commitments is nominal.

AF BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 16. REORGANIZATION AND MINORITY STOCK OFFERING

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

AF BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 17. MID-TIER HOLDING COMPANY AND MUTUAL HOLDING COMPANY DATA

The following are the condensed financial statements of AF Bankshares, as of and for the years ended June 30, 2000 and 1999:

                                                AF Bankshares, Inc.
                                             Condensed Balance Sheets
                                              June 30, 2000 and 1999
                                                                                    2000                1999
                                                                             ---------------------------------------
Assets:
   Cash                                                                        $            116    $       232,410
   Securities available for sale                                                             --            267,155
   Investment in AF Bankshares                                                       11,688,699         11,063,063
   Investment in AF Insurance Services, Inc.                                            696,028            744,851
   Investment in AF Brokerage, Inc.                                                     241,252            236,758
   Other assets                                                                         259,060            111,930
                                                                             ---------------------------------------
                                                                               $     12,885,155    $    12,656,167
                                                                             =======================================
Liabilities and Equity:
   Liabilities:
      Accounts payable                                                         $         37,906    $        31,551
      Note payable - ESOP                                                               229,878            255,420
      Redeemable common stock held by the ESOP, net of
        unearned ESOP shares                                                             77,116            150,942
                                                                             ---------------------------------------
                                                                                        344,900            437,913
                                                                             ---------------------------------------

   Equity:
      Common stock                                                                       10,537             10,537
      Additional paid-in capital                                                     11,871,250         11,873,210
      Retained earnings                                                               1,052,270            694,679
      Recognition and retention plan                                                   (281,344)          (479,960)
      Accumulated other comprehensive income (loss)                                     (28,608)           203,638
                                                                             ---------------------------------------
                                                                                     12,624,105         12,302,104
      Less cost of 4,300 shares of treasury stock                                       (83,850)           (83,850)
                                                                             ---------------------------------------
                                                                                     12,540,255         12,218,254
                                                                             ---------------------------------------
                                                                             $       12,885,155    $    12,656,167
                                                                             =======================================

AF BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 17. MID-TIER HOLDING COMPANY AND MUTUAL HOLDING COMPANY DATA (CONTINUED)

                                                AF Bankshares, Inc.
                                          Condensed Statements of Income
                                        Years Ended June 30, 2000 and 1999

                                                                                    2000                1999
                                                                             ---------------------------------------
Interest and investment income                                                   $     65,207      $     18,305
Equity in earnings subsidiaries                                                       577,154           645,031
Income tax credits                                                                     64,344            74,212
Other expense                                                                        (253,497)         (223,714)
                                                                             ----------------------------------------
        Net income                                                               $    453,208      $    513,834
                                                                             ========================================

                                                AF Bankshares, Inc.
                                        Condensed Statements of Cash Flows
                                        Years Ended June 30, 2000 and 1999

                                                                                    2000                1999
                                                                             -----------------------------------
Cash Flows from Operating Activities:
   Net income                                                                    $    453,208      $     513,834
   Change in assets and liabilities:
      Gain on sale of securities                                                      (63,994)           (17,400)
      Stock compensation                                                                   --             25,000
      Equity in earnings of subsidiaries                                             (577,154)          (645,031)
      Increase in accounts payable and other liabilities                               39,883                608
      Increase in other assets                                                       (147,130)          (111,930)
                                                                             -----------------------------------
        Net cash used in operating activities                                        (295,187)          (234,919)
                                                                             -----------------------------------
Cash Flows from Investing Activities:
   Purchase of securities available for sale                                               --           (367,001)
   Proceeds from sales of securities available for sale                               269,335            179,185
   Upstream dividends from AF Bank                                                         --          2,000,000
   Purchase of insurance agency                                                            --           (276,000)
   Capitalization of AF Brokerage, Inc.                                                    --           (250,000)
   Investment in AF Insurance Services, Inc.                                               --           (500,000)
                                                                             -----------------------------------
        Net cash provided by investing activities                                     269,335            786,184
                                                                             -----------------------------------
Cash Flows from Financing Activities:
   Cash dividends paid                                                               (206,442)          (205,105)
   Purchase of common stock for treasury                                                   --           (113,750)
                                                                             -----------------------------------
        Net cash used in financing activities                                        (206,442)          (318,855)
                                                                             -----------------------------------
Net increase (decrease) in cash                                                      (232,294)           232,410
   Cash - beginning                                                                   232,410                 --
                                                                             -----------------------------------
   Cash - ending                                                             $            116      $     232,410
                                                                             ===================================

AF BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 17. MID-TIER HOLDING COMPANY AND MUTUAL HOLDING COMPANY DATA (CONTINUED)

The following are the condensed financial statements of the mutual holding company, AsheCo, M.H.C., as of and for the years ended June 30, 2000 and 1999:

                                                  AsheCo, M.H.C.
                                             Condensed Balance Sheets
                                              June 30, 2000 and 1999

                                                                                    2000                1999
                                                                            ----------------------------------------
Assets:
   Cash                                                                         $      281,371     $     222,503
   Investment in AA&G, Inc. and Subsidiary                                              99,090            66,828
   Investment in AF Bankshares, Inc. and Subsidiaries                                6,431,897         6,277,739
   Other assets                                                                         48,588            26,086
                                                                            ----------------------------------------
                                                                                $     686,0946    $    6,593,156
                                                                            ========================================
Liabilities and Equity:
   Liabilities:
      Accrued expenses and other liabilities                                    $       1,000     $        1,000
                                                                            ----------------------------------------
   Equity:
      Additional paid-in-capital                                                    5,797,425          5,768,073
      Retained earnings                                                             1,062,521            824,083
                                                                            ----------------------------------------
                                                                                    6,859,946          6,592,156
                                                                            ----------------------------------------
                                                                                $   6,860,946     $    6,593,156
                                                                            ========================================

                                                  AsheCo, M.H.C.
                                          Condensed Statements of Income
                                        Years Ended June 30, 2000 and 1999

                                                                                    2000                1999
                                                                            ----------------------------------------
Interest income                                                                  $      7,367     $        6,242
Equity in earnings subsidiaries                                                       264,713            296,610
Income tax credits (expense)                                                           (9,661)            14,212
Other expense                                                                         (23,981)           (42,452)
                                                                            ----------------------------------------
        Net income                                                               $     238,438    $      274,612
                                                                            ========================================

AF BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 17. MID-TIER HOLDING COMPANY AND MUTUAL HOLDING COMPANY DATA (CONTINUED)

                                                  AsheCo, M.H.C.
                                         Condensed Statement of Cash Flows
                                        Years Ended June 30, 2000 and 1999

                                                                                    2000                1999
                                                                            ----------------------------------------
Cash Flows from Operating Activities:
   Net income                                                               $          238,438      $      274,612
   Change in assets and liabilities:
      Equity in earnings of subsidiaries                                              (264,713)           (296,610)
      Decrease in accounts payable                                                          --             (11,000)
      Increase in other assets                                                         (22,502)             (6,677)
                                                                            ----------------------------------------
        Net cash used in operating activities                                          (48,777)            (39,675)
Cash Flows from Investing Activities:
   Dividends from AF Bankshares, Inc.                                                 (107,645)           (107,644)
                                                                            ----------------------------------------
Net increase in cash                                                                    58,868              67,969
   Cash - beginning                                                                    222,503             154,534
                                                                            ----------------------------------------
   Cash - ending                                                            $          281,371      $      222,503
                                                                            ========================================

NOTE 18. RECENT ACCOUNTING PRONOUNCEMENTS

The FASB has issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which the Company has not been required to adopt as of June 30, 2000. This Statement, which is effective for fiscal years beginning after June 15, 2000, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available for sale security, or a foreign currency denominated forecasted transaction. This Statement is not expected to have a significant impact on the Company.

                      (This page intentionally left blank)

AF BANKSHARES, INC.

CORPORATE INFORMATION

                                    OFFICERS

JAMES A. TODD                                        MELANIE PAISLEY MILLER
  President and Chief Executive Officer                Executive Vice President,
                                                        Secretary/Treasurer,
                                                        Chief Financial Officer

                                    DIRECTORS

JAN R. CADDELL, Chairman                        KENNETH R. GREENE, Vice Chairman

JAMES A. TODD                                   JOHN D. WEAVER

JERRY L. ROTEN                                  WAYNE R. BURGESS

W. O. ASHLEY, JR.                               FRANK E. ROLAND

                                     OFFICES

Corporate Offices                                               Insurance and Brokerage Offices
21 East Ashe Street                                             206 S. Jefferson Avenue
West Jefferson, North Carolina 28694                            West Jefferson, North Carolina 28694

West Jefferson Office                                           Jefferson Office
205 S. Jefferson Avenue                                         840 E. Main Street
West Jefferson, North Carolina 28694                            Jefferson, North Carolina 28640

Warrensville Office                                             Sparta Office - d/b/a Alleghany First Bank
4951 NC Hwy. 88 West                                            403 South Main Street
Warrensville, North Carolina 28693                              Sparta, NC 28675

Boone Office - d/b/a Appalachian First Bank                     North Wilkesboro Office - AF Brown Insurance
285 Highway 105                                                 315 Main Street
Boone, NC 28607                                                 North Wilkesboro, NC 28659

Lenoir Office - AF Blair Insurance                              AF Insurance Center of Elkin
324 Morganton Blvd, SW                                          227A West Main Street
Lenoir, NC 28645                                                Elkin, NC 28621

     STOCK TRANSFER AGENT                                                 LEGAL COUNSEL

ChaseMellon Shareholders Services, LLC                          Vannoy & Reeves
Overpeck Centre                                                 306 East Main Street
85 Challenger Road                                              West Jefferson, North Carolina 28694
Ridgefield Park, New Jersey 07660
www.chasemellon.com                                             Thacher Proffitt & Wood
                                                                1700 Pennsylvania Avenue
           AUDITORS                                             Washington, DC 20006
McGladrey & Pullen, LLP
One Morrocroft Centre                                                      FORM 10-KSB
6805 Morrison Boulevard, Suite 200
Charlotte, North Carolina 28211                                 A copy of Form 10-KSB as filed with the
                                                                Office of Thrift Supervision will be
        ANNUAL MEETING                                          furnished without charge to shareholders upon
                                                                written request to James A. Todd, President, AF
The 2000 annual meeting of stockholders of                      Bankshares, Inc., 21 East Ashe Street,
AF Bankshares, Inc. will be held on November 6,                 P.O. Box 26, West Jefferson, NC 28694.
2000 at 6:00 p.m. at the Corporate Office, 21 East
Ashe Street, West Jefferson, North Carolina.

COMMON STOCK

The Company had 1,049,378 shares of common stock outstanding at August 31, 2000, which are held by 429 shareholders of record. The majority of the outstanding shares are held by the mutual holding company AsheCo, MHC. The remaining 515,457 shares are owned by minority shareholders including the Company's ESOP. Shares are quoted on the OTC Electronic Bulletin Board under the symbol "ASFE."

MARKET FOR THE COMMON STOCK

There is no established market for the Company's common stock, excluding occasional quotations, although the Company's common stock is quoted on the OTC Electronic Bulletin Board. The table below reflects the stock trading and dividend payment frequency of the Company for the years ended June 30, 2000 and 1999. For further information regarding the Company's dividend policy and restrictions on dividends paid, please refer to note 7 of the notes to the consolidated financial statements. Stock prices reflect bid prices between broker/dealer, prior to any markups, markdowns or commissions, is based upon information provided to management of the Company by certain securities firms effecting transactions in the Company's stock on an ongoing basis, and may not necessarily represent actual transactions.

                                                                                              STOCK PRICE
2000:                                                                  DIVIDENDS          HIGH             LOW
--------------------------------------------------------------------------------------------------------------------
First Quarter                                                       $           0.05   $       11.88    $   10.00
Second Quarter                                                                  0.05           12.00         8.13
Third Quarter                                                                   0.05            9.38         8.50
Fourth Quarter                                                                  0.05            8.00         6.13

                                                                                              STOCK PRICE
1999:                                                                  DIVIDENDS          HIGH             LOW
------------------------------------------------------------------- -------------------------------- ---------------
First Quarter                                                       $           0.05   $       22.00    $   14.00
Second Quarter                                                                  0.05           19.00        11.50
Third Quarter                                                                   0.05           17.25        12.00
Fourth Quarter                                                                  0.05           13.50         9.50

DISCLAIMER: This statement has not been reviewed, or confirmed for accuracy or relevance, by the Office of Thrift Supervision.