Form 10KSB/A, Exhibit 13
period 2000-06-30
AF BANKSHARES INC
filed 2000-11-07
CIK 1064025

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

On December 1, 1999, the Company purchased an insurance agency in Elkin, North Carolina, now known as AF Insurance Service Center. A longstanding independent agency in Elkin, AF Insurance Service Center has already begun producing additional incremental business for the company. It is well worth noting that in Fiscal Year 2000, the Company's insurance commissions from all agencies almost doubled, from $499,906 to $991,300.

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