Form 10KSB40, Exhibit 13
period 2001-06-30
AF BANKSHARES INC
filed 2001-09-28
CIK 1064025

                                    CONTENTS

Selected Financial Data                                                    1 - 2

Letter to Shareholders                                                     3 - 4

Operational Review                                                             5

Management's Discussion and Analysis of Financial Condition and
   Results of Operations                                                  6 - 19

Independent Auditor's Report                                                  21

Consolidated Financial Statements                                        22 - 28

Notes to Consolidated Financial Statements                               29 - 57

Corporate Information                                                    58 - 60

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

                                                                               At June 30,
                                                   ----------------------------------------------------------------
                                                      2001           2000         1999         1998         1997
                                                   ---------------------------------------------------------------
                                                                             (In Thousands)
Selected Financial Condition Data:
Total assets                                       $ 153,448     $  133,370    $ 109,931    $ 100,074     $ 82,024
Loans receivable, net /(1)/                          124,675        108,778       81,157       72,628       70,236
Investment securities /2)/                             7,844          9,835       11,798        9,017        6,937
Cash and cash equivalents /(3)/                       12,568          7,423       12,395       14,789        2,533
Savings deposits                                     120,074        102,680       93,106       82,488       68,218
FHLB advances                                         16,962         15,513        2,564        4,116        1,654
Equity                                                13,027         12,540       12,218       11,486       10,979
Book value per share                                   12.41          11.95        11.64        10.90        10.98

                                                                       For the Year Ended June 30,
                                                   ---------------------------------------------------------------
                                                      2001           2000          1999         1998         1997
                                                   ---------------------------------------------------------------
                                                                              (In Thousands)
Selected Operating Data:
Interest income and dividends                      $  11,648     $    9,393    $   7,879    $   7,356     $  6,213
Interest expense                                       6,355          4,685        3,967        3,795        3,245
                                                   ---------------------------------------------------------------
   Net interest income                                 5,293          4,708        3,912        3,561        2,968
Provision for recovery of loan losses                    225             88           20          (25)          20
                                                   ---------------------------------------------------------------
   Net interest income after provision for
      loan losses                                      5,068          4,620        3,892        3,586        2,948
Non-interest income                                    2,493          1,821        1,206          991          169
Non-interest expense                                   6,757          5,660        4,348        3,448        2,556
                                                   ---------------------------------------------------------------
Income before income tax expense                         804            781          749        1,089          561
Income tax expense                                       315            328          235          381          218
                                                   ---------------------------------------------------------------
   Net income                                      $     489     $      453    $     514    $     708     $    343
                                                   ===============================================================

Basic earnings per share /(4)/                      $   0.48     $     0.45    $    0.52    $    0.73     $   0.44
Diluted earnings per share /(4)/                        0.48           0.45         0.52         0.72         0.44
Dividends per share                                     0.20           0.20         0.20         0.20         0.10

/(1)/ Loans receivable, net is comprised of total loans less allowance for loan losses, undisbursed loan funds, and deferred loan fees.
/(2)/ Includes FHLB stock, certificates of deposit and investment securities. /(3)/ Includes interest-earning deposit balances of $7.8 million, $2.6 million,
       $4.2 million, $11.8 million, and $1.2 million, at June 30, 2001, 2000, 1999, 1998, and 1997, respectively.
/(4)/ Earnings per share has been calculated in accordance with the Statement of Financial Accounting Standards No. 128, Earnings Per Share, and is based on net income for the year, divided by the weighted average number of shares outstanding for the year. In accordance with the AICPA's SOP 93-6, unallocated ESOP shares were deducted from outstanding shares used in the computation of earnings per share. Diluted earnings per share includes the effect of dilutive common stock equivalents in the weighted average number of shares outstanding.

                                                                    For the Year Ended June 30,
                                               --------------------------------------------------------------------
                                                   2001           2000          1999         1998         1997
                                               --------------------------------------------------------------------
Selected Financial Ratios and Other Data: /(1)/
Performance Ratios:
  Return on average assets /(1)/                       0.34%          0.37%        0.49%        0.78%        0.44%
  Return on average equity /(1)/                       3.80%          3.99%        4.47%        6.31%        3.64%
  Average equity to average assets                     8.83%          9.21%       11.02%       12.21%       12.10%
  Equity to total assets at end of period              8.49%          9.40%       11.11%       11.48%       13.39%
  Interest rate spread /(2)/                           3.56%          3.84%        3.64%        3.64%        3.34%
  Average interest-earning assets to
    to average interest-bearing liabilities          108.48%        108.18%      110.20%      111.95%      114.40%
  Net interest margin /(3)/                            3.97%          4.18%        4.06%        4.17%        3.96%
  Non-interest expense to average assets               4.64%          4.59%        4.17%        3.80%        3.28%
  Efficiency ratio /(4)/                              86.78%         86.69%       84.96%       76.63%       81.48%
  Dividend payout ratio /(6)/                         41.67%         44.44%       38.46%       27.40%       22.73%

Regulatory Capital Ratios: /(5)/
  Tangible capital                                     8.37%          8.89%       10.00%       10.90%       12.90%
  Core capital                                         8.37%          8.89%       10.00%       10.90%       12.90%
  Total risk-based capital                            12.28%         11.94%       17.40%       20.40%       26.30%

Asset Quality Ratios and Other Data:
  Ratios:
    Nonperforming loans to total loans                 0.36%          0.36%        0.07%        0.03%        0.18%
    Nonperforming loans and real estate owned
       to total assets                                 0.47%          0.53%        0.11%        0.06%        0.16%
    Allowance for loan losses to:
       Nonperforming loans                           213.36%        238.20%     1871.14%      851.10%      787.02%
       Total loans                                    78.00%          0.86%        1.28%        1.60%        1.42%
Number of full service branches                           5              5            5            4            3


/(1)/ With the exception of end of period ratios, all ratios are based on average monthly or quarterly balances during the indicated periods, and are annualized where appropriate. Asset Quality Ratios and Regulatory Capital Ratios are end of period ratios.
/(2)/ The interest rate spread represents the difference between the weighted-average yield on interest-bearing assets and the weighted-average cost of interest-bearing liabilities.
/(3)/ The net interest margin represents net interest income as a percent of average interest-earning assets.
/(4)/ The efficiency ratio represents non-interest expense as a percentage of the sum of net interest income and non-interest income.
/(5)/ For definitions and further information relating to the Bank's regulatory capital requirements, see "Regulation - Regulation of Federal Savings Associations - Capital Requirements" and Note 7 of Notes to the Consolidated Financial Statements.
/(6)/ The dividend payout ratio represents dividends per share as a percentage of basic earnings per share. Earnings per share has been calculated in accordance with the Statement of Financial Accounting Standards No. 128, Earnings Per Share, and is based on net income for the year, divided by the weighted average number of shares outstanding for the year. In accordance with the AICPA's SOP 93-6, unallocated ESOP shares were deducted from outstanding shares used in the computation of earnings per share.

                               PRESIDENT'S MESSAGE


Dear Valued Shareholder,

Thank you for helping to make Fiscal Year 2001 a successful year for AF Bankshares, Inc. Without our customers, employees and valued shareholders like you, your company's accomplishments during the past year would not have been possible.

For the year ended June 30, 2001, after-tax earnings totaled $489,360, and assets topped the $153.4 million mark. Banking deposits stood at $120.1 million, and loans grew 14.6% to end the year at $124.7 million in total loans outstanding. Plus, we closed Fiscal Year 2001 with $2.5 million in non-interest income, largely attributable to continued growth in our insurance and brokerage businesses. Detailed financials are shown later in this report. However, a number of significant events are worthy of comment, in addition to the good financial performance of the Company.

In the latter part of calendar year 2000, we acquired our sixth insurance agency in Boone, North Carolina. A well-established local agency, now known as AF Insurance Services, Boone, this acquisition extends our entry into the Watauga market and enhances the presence of AF Appalachian First Bank there.

Over the past year we brought all the insurance agencies under one uniform name and corporate identity: AF Insurance Services. So your company now operates six agencies known as AF Insurance Services of Boone, Elkin, Lenoir, North Wilkesboro, Sparta, and West Jefferson. In the upcoming year, we plan to do the same with our banks, bringing them all under the corporate umbrella name "AF Bank".

A new web site for AF Bank was developed and introduced towards the end of the year, increasing the convenience of doing business with us over the internet. As the site becomes fully operational, you'll be able to access banking, brokerage, and insurance information from the comfort of your own home or office. Speaking of convenience, the use of our telephone banking service continues to grow by leaps and bounds.

Lastly, we have enhanced the quality of service of AF Brokerage, Inc. by adding a new executive vice president and sales principal, and an experienced registered representative with strong local ties. We are in the process of improving our reach into existing markets, as well as marketing brokerage services to other, non-competitive financial institutions throughout the state.

Looking forward to next year, we are particularly pleased that AF Bank has been selected by Wal-Mart to be the exclusive banking location inside their new superstore in Ashe County. The opening of our Wal-Mart branch in the second quarter will bring the number of AF banking offices in Ashe County to four, literally fulfilling the definition of `one-stop shopping' for all our banking customers who will be shopping at Wal-Mart.

Of course, no president's message would be complete without a comment on the state of the economy and the recent (and many) reductions in interest rates by the Federal Reserve. We believe both the economic slowdown and the decrease in interest rates were necessary to prepare the country for renewed economic progress on a sustainable basis. The combination has produced a less than positive impact in our banking business; nevertheless, the resulting negative short-term environment serves to underscore our commitment to fee-based, non-interest income as a vital component of our future success.

Your company's unique organizational structure has allowed us to build a diversified financial services network. Entering next year, our focus is on integrating our various subsidiaries into a comprehensive delivery system better able to meet the full range of our customers' financial demands. And in so doing, our watchwords will continue to be Integrity, Performance, and Service.

Perhaps the most important part of my letter to you is to ask for your business
- whether your needs include banking, investments, insurance, or any combination of the three. Your Company wants you, your friends and your associates as customers.

Again, thank you for your continued support. Many of you are customers, and I am especially grateful to you. For those of you who are not yet customers, please accept my personal invitation to try us. I firmly believe you will find the finest in banking, brokerage, and insurance available to you right here with your Company.

Your comments, questions, and support are always welcome.

For your Company,



James A. Todd
President & Chief Executive Officer

AF Bankshares 2001 Operational Review

Fiscal Year 2001 results reflect your Company's continuing progress toward becoming a complete financial services provider in its primary market areas.

Principally due to our checking accounts marketing and increased insurance business, along with growing investment services, non-interest income for the year reached $2,493,000 - a 37% gain over FY 2000. At the same time, loans receivable grew from $108,778,000 at June 30, 2000 to $124,675,000 at June 30,
2001. And total assets now stand at $153,448,000, the highest in our history.

On November 1, 2000, the Company purchased an insurance agency located in Boone, North Carolina, serving all of Watauga County. Along with the Company's banking operation in Boone, this expands the scope of financial services now offered in that highly attractive market. Most significantly, the Company's insurance commissions from all agencies topped $1,699,000, up from $991,000 at the end of FY 2000.

Also, the Company executed an exclusive agreement to be the sole financial institution located inside the new Wal-Mart set to open in West Jefferson during the fall of 2001. Additionally, plans call for a full-service AF Bank office to be located adjacent to the Wal-Mart site, thereby enhancing access for our customers and neighbors.

During the latter part of the year, a new executive vice president and sales principal of AF Brokerage was hired; a financial professional with extensive experience in the securities industry. An additional registered representative, with strong ties in two of the Company's local markets, was added, too. At June 30, 2001, AF Brokerage is well staffed and equipped to extend that firm's services in meeting the investment demands of customers throughout the Company's marketplaces.

As shown in the financial section, and in more detail in Management's Discussion and Analysis, other noteworthy events during FY 2001 include:

     .    An increase in net loans of $15.9 million or 14.6% over FY 2000.

     . Growth in stockholders' equity to $13,027,000, from $12,540,000 at June 30, 2000.

     . An increase in net income to $489,360 at June 30, 2001, compared to $453,208 for the year ended June 30, 2000.

     . A 17% increase in FDIC insured deposits to $120,074,000 at June 30, 2001, from $102,680,000 at June 30, 2000.

In summary, FY 2001 operations produced a stronger, better prepared Company . .
 . more able than ever to fulfill its future potential as the premier financial services resource for the individuals, families, and businesses within its markets.

       Management's Discussion and Analysis of Financial Condition and
                             Results of Operations

This discussion contains certain forward-looking statements consisting of estimates with respect to the financial condition, results of operations, and other business of the Company that are subject to various factors which could cause actual results to differ materially from the estimates. These factors include changes in general and local market conditions, development of an adverse interest rate environment, and depositor and borrower preferences. The information contained in this section should be read in conjunction with the Consolidated Financial Statements, the accompanying Notes to the Consolidated Financial Statements and the other sections contained in this document.

Reorganization

AF Bankshares, Inc. (the "Company") is a federally chartered stock holding company for AF Bank (the "Bank"), which conducts business from its main office located in West Jefferson, North Carolina, with branches in Boone, Jefferson, Sparta, Warrensville, and West Jefferson North Carolina. The Company has an insurance subsidiary headquartered in West Jefferson, North Carolina, operating as AF Insurance Services, Inc, in Boone, Elkin, Jefferson, Lenoir, Sparta, West Jefferson, and Wilkesboro, North Carolina. The Company has a brokerage service subsidiary headquartered in West Jefferson, North Carolina, operating as AF Brokerage, Inc., which serves Ashe, Alleghany, Wilkes and Watauga Counties.

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

At the Bank's annual meeting held on December 8, 1997, the shareholders of Ashe Federal Bank approved the Ashe Federal Bank 1997 Stock Option Plan; the Ashe Federal Bank 1997 Recognition and Retention Plan; a change in the Bank's federal stock charter, changing the corporate name to AF Bank; and approved a plan of reorganization providing for the establishment of AF Bankshares, Inc., as a federally chartered stock holding company and parent of the Bank. On June 16, 1998, the Bank completed its reorganization into a two-tier mutual holding company and became a wholly owned subsidiary of the Company as the Company became a majority owned subsidiary of AsheCo, MHC.

During the year ended June 30, 1999, the Company purchased 6,300 shares of its common stock for a total price of $113,750. Also during the year ended June 30, 1999, the Company issued 2,000 of these shares. Management does not plan to acquire additional shares until it has a specific purpose for additional stock purchases.

General

The Company realized net income of $489,000 and $453,000 for the years ended June 30, 2001 and 2000, respectively. The Company's operating results are primarily dependent upon net interest income, fees and charges and insurance commissions. Net interest income is the difference between interest earned on loans, investments and interest-earning deposits at other financial institutions, and the cost of interest-bearing savings deposits and other borrowings. The primary interest-earning asset of the Company is its mortgage loan portfolio, representing 84.2% of total loans; with approximately 44.1% of portfolio mortgage loans at fixed rates as of June 30, 2001. The net interest income of the Company is affected by changes in economic conditions that influence market interest rates. This exposure to changes in interest rates contributes to a moderate degree of interest rate risk, because of the negative impact of increasing rates to the Bank's earnings and to the net market value of its assets and liabilities. Additionally, the Company receives fee income primarily from loan origination fees, late loan payment fees, commissions from the sale of credit life, accident and health insurance, deposit transaction fees, insurance commissions generated from the insurance agency subsidiary, commission income generated from the Company's brokerage subsidiary, and for payment of other services provided to customers by the Company. The major non-interest costs to the Company include compensation and benefits, occupancy and equipment, and data processing costs. Other external factors that affect the operating results of the Company include changes in government and accounting regulations, costs of implementing information technology, and changes in the competitive dynamics within the Company's market area.

Management Strategy

Management believes that the Company's customers perceive "financial services" to encompass five broad categories: funds transfer including checking accounts; insured savings instruments; credit/lending services; insurance; and securities brokerage. Further, management believes that failure to offer insurance and brokerage services in addition to traditional `banking only' services would impair the Company's growth and make retention of existing customers more difficult. The Company continues to seek opportunities to increase market penetration for its products and services, primarily in northwestern North Carolina. During the three-month period ending September 30, 1998, the Company established a securities brokerage subsidiary, AF Brokerage, Inc. that currently conducts brokerage services from offices in West Jefferson and Jefferson, and by appointment in the Company's other office locations. AF Brokerage, Inc. applied to the NASD for membership in the third quarter of 1998 and was granted membership on October 22, 1999. AF Brokerage, Inc. commenced operation in the fourth quarter of 2000 as an independent broker/dealer. Management continues to evaluate acquisitions and business opportunities that will provide access to new customers and expanded markets, which would enhance the Company's long term value and earnings potential.

On November 1, 2000, the Company purchased the assets of an insurance agency in Boone, North Carolina, adding insurance products to the banking services offered by the Company in Watauga County. Management believes that penetration into new (especially contiguous) markets increases the opportunity to deliver products from all of the Company's subsidiaries to a broader market base, thereby making the insurance and brokerage subsidiaries more profitable investments by increasing the economies of scale, as well as improving the economies of scope, and at the same time adding to the products that are available for delivery to the Company's customers. Of course, management is equally committed to protecting and expanding the Company's market share in existing markets. As evidence of this continuing commitment, we have executed a definitive agreement to allow AF Bank to be the only financial institution located inside the new Wal-Mart under construction in West Jefferson, North Carolina. Also, plans call for the bank to build a freestanding, full-service branch adjacent to Wal-Mart. Thus, customers will enjoy the convenience of banking where they shop - as well as having access to a comprehensive array of financial services at the freestanding branch office (including an ATM, drive-through lanes, and a commercial depository). The Company continues to seek opportunities to increase the market penetration of its services.

During 1995, management introduced fixed rate mortgage loans with provisions allowing the Bank to "call the loan due" after three or five year periods, reducing the period of time the Bank is exposed to a fixed rate of interest in order to reduce interest rate risk. The call provision is now used primarily where the fixed rate mortgage does not qualify for sale in the secondary market, and where the borrower has no desire for an adjustable rate mortgage. At approximately the same time, the Bank began to offer consumer loans, including automobile and home improvement loans. At June 30, 2001, consumer loans constituted approximately 11.3% of portfolio loans.

In 1994, the Bank began offering commercial loans to small businesses in Ashe County and expanded its commercial lending to include small businesses in Alleghany County and Watauga County. Commercial loans generally have rates based on the prime rate of interest that more closely reflects prevailing market interest rates than do fixed rate products or other rate indices. Additionally, consumer and commercial loans generally have shorter terms and greater interest rate sensitivity than mortgage loans. Management has pursued the preceding mortgage and non-mortgage loan strategies to reduce the level of interest rate risk inherent in the Bank's loan portfolio, while maintaining acceptable levels of credit risk. Funding for loan originations has been provided by aggressively marketing savings and checking accounts, competitively pricing certificates of deposits, and borrowing from the Federal Home Loan Bank of Atlanta ("FHLB"). Deposits increased $17.4 million and FHLB advances increased $1.4 million during the year ended June 30, 2001.

In addition to loans, the Bank invests in federal agency securities, certificates of deposit (generally with terms of five years or less), overnight deposits with the FHLB, equity securities in the Federal Home Loan Mortgage Corporation (FHLMC), municipal bonds, and mortgage-backed securities secured by adjustable rate mortgages and issued by the Government National Mortgage Association (GNMA) and Fannie Mae. Management does not engage in the practice of trading securities, rather, the Bank's investment portfolio consists primarily of securities designated as available for sale. Management intends to maintain investment securities to meet liquidity needs, as a supplement to its lending activities, and as a means to reduce interest rate risk and credit risk of its asset base in exchange for lower rates of return than would typically be available with other lending activities.

As noted previously, management believes that the Company's customers perceive "financial services" to encompass five broad categories: funds transfer including checking accounts; insured savings instruments; credit/lending services; insurance; and securities brokerage. Preparing the Company to compete on a competitively superior basis in all these categories has had a negative impact on short-term earnings. However, it is well worth noting that - given these planned and unavoidable dampening factors - the Company's earnings for the most recently completed quarter remain positive and represent an increase over the similar period in the prior year.

Management has long recognized the dramatically changing dynamics of the delivery system for financial services in this country. Both individuals and businesses now look to a broadening array of sources for needed (or wanted) financial products. Individuals and families are opening FDIC insured savings accounts at brokerage houses, they're purchasing mutual funds and annuities through offices of banking organizations, and they're using the services of independent financial planners to plan their retirements. Companies are increasingly taking their cash management function to independent brokers or insurance company representatives, they are investing idle cash through discount brokerages on the internet, and they are establishing letters and lines of credit with investment bankers, indirect credit companies, and others.

We now have the foundation to successfully compete in our established markets. In all AF Bank markets, we have the capability to deliver comprehensive insurance services through our insurance subsidiary - along with the added potential to deliver non-deposit investment services through AF Brokerage, Inc. The challenge facing us is to provide the most economical, efficient - and most importantly - desirable platform to offer our customers, clients, and prospects these services. It is a challenge management is working hard to meet. In coming years, it is management's firm belief that the Company's established foundation and emerging platform will drive the Company's long-term viability as a competitively superior financial service provider in all markets.

There are a number of significantly positive factors and recent events, which reflect the Company's progress toward its long-term goals in the year ended June 30, 2001:

     .    An increase in net loans of $15.9 million or 14.6%;

     .    Asset growth of $20.1 million or 15.1%;

     . An increase of $672,000 or 36.9% in non-interest income, as compared to the corresponding twelve month period ended June 30, 2000, reflecting the Company's continuing emphasis in the areas of insurance and securities services;

     . Growth in stockholders' equity to $13,027,000 at June 30, 2001 from $12,540,000 at June 30, 2000.

     . The addition of new insurance markets with major emphasis in commercial property and casualty business, providing the Company with an even better mix between personal and commercial lines of business.

     . The execution of an exclusive agreement to allow AF Bank to be the sole financial institution located inside the new Wal-Mart now under construction in West Jefferson

     . Plans for a full-service AF Bank branch adjacent to the Wal-Mart property that will offer local individuals families, and businesses enhanced access and convenience unparalleled by other financial services providers in Ashe County.

Management is optimistic about the future of the Company. Overall, management and the board of directors are pleased with the continuing positive short-term earnings of the Company. These positive short-term earnings are particularly satisfying in light of the investments required to accomplish the goals of the Company's long-term strategic plan, the kinds of investments that lower short-term earnings in order to build long-term value and sustainable future earnings.

Comparison of Financial Condition at June 30, 2001 and 2000

At June 30, 2001 and 2000 assets totaled $153.4 million, and $133.4 million, respectively. Total assets increased by $20.1 million or 15.1% from June 30, 2000 to June 30, 2001, primarily a result of an increase of $15.9 million, or 14.6%, in net loans receivable and an increase of $5.1 million or 69.3% in cash and cash equivalents from June 30, 2000 to June 30, 2001.

These increases are partially offset by a $2.3 million decrease in securities available for sale. Management believes the increase in net loans receivable is primarily the result of increased emphasis on commercial loans, which tend to have larger loan balances. Loan growth was primarily funded by increases in savings deposits and FHLB advances. The Company's deposits increased by $17.4 million from $102.7 million at June 30, 2000, to $120.1 million at June 30, 2001. The Company's level of advances from the FHLB increased $1.4 million from $15.5 million at June 30, 2000, to $17.0 million at June 30, 2001.

The principal category of earning assets is loans. During the year ended June 30, 2001 net loans receivable increased by $15.9 million, or 14.6%. The increase in net loans receivable is typical for the Company, which operates in lending markets that have experienced sustained loan demand over the past several years.

The Company's level of non-performing assets, defined as loans past due 90 days or more and repossessed assets, decreased slightly from .64% of net loans at June 30, 2000, to .58% of net loans at June 30, 2001. The low level of non-performing assets is attributable to comprehensive lending policies and collection efforts. The Company's level of non-performing loans has remained consistently low in relation to prior periods and total loans outstanding. The Company had net of charge-offs of $183,000 during year ended June 30, 2001, compared to net charge-offs of $231,000 for the year ended June 30, 2000. As a result, and based on management's analysis of its allowances, provision was made for an additional loan loss allowance of $225,000 during the year ended June 30, 2001.

At June 30, 2001 retained earnings increased $162,000 or 1.9% to $8.5 million, from $8.3 million at June 30, 2000. This increase was largely the combined result of earnings of $489,000, a decrease for a fair market value adjustment for ESOP stock in the amount of $120,000; and dividends of $207,000. There was a $129,000 net increase in unrealized gain on securities available for sale at June 30, 2001, compared to the year earlier period. At June 30, 2001 the Bank's regulatory capital amounted to $13.1 million, compared to $12.6 million at June 30, 2000; which represented 8.5% of total assets, well in excess of regulatory capital requirements at such date.

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

                                                    Year Ended June 30, 2001                      Year Ended June 30, 2000
                                              Compared to Year Ended June 30, 2000          Compared to Year Ended June 30, 1999
                                          ---------------------------------------------  ------------------------------------------
                                                   Increase (Decrease) Due to                    Increase (Decrease) Due to
                                          ---------------------------------------------  ------------------------------------------
                                                                     Rate/                                       Rate/
                                            Volume       Rate       Volume      Net        Volume     Rate      Volume      Net
                                          ---------------------------------------------  ------------------------------------------
                                                                                 (In Thousands)
Assets:
  Interest-earning assets:
    Interest-bearing deposits               $     55     $   34     $   10     $    99     $  (399)  $    56   $    (39)   $  (382)
    Investment securities                          6        (31)        (1)        (26)        (23)      133         (6)       104
    Loans receivable                           1,693        411         78       2,182       2,103      (238)       (73)     1,792
                                          ---------------------------------------------  ------------------------------------------

      Total                                    1,754        414         87       2,255       1,681       (49)      (118)     1,514
                                          ---------------------------------------------  ------------------------------------------


Liabilities:
  Interest-bearing liabilities:                   55         51          8         114          67       (12)        (3)        52
    NOW and MMDA accounts                        (40)        23         (1)        (18)        128         4          1        133
    Passbook savings                             516        466         83       1,065         152       (36)        (2)       114
    Certificates of deposit                      445         37         27         509         495       (22)       (54)       419
                                          ---------------------------------------------  ------------------------------------------
    Borrowed funds

      Total                                      976        577        117       1,670         842       (66)       (58)       718
                                          ---------------------------------------------  ------------------------------------------

    Net interest income                     $    778     $ (163)    $  (30)    $   585     $   839   $    17   $    (60)   $   796
                                          =============================================  ==========================================

The following table provides information concerning the Bank's yields on interest-earning assets and cost of funds on interest-bearing liabilities over the years ended June 30, 2001 and 2000.

                                             At June 30,                                Year Ended June 30,
                                                                  -----------------------------------------------------------------
                                                2001                          2001                                2000
                                      ------------------------    -----------------------------      ------------------------------
                                                       Average                          Average                            Average
                                          Actual        Yield/     Average              Yield/        Average                Yield/
                                         Balance         Rate      Balance               Rate         Balance     Interest    Rate
                                                                             Interest
                                      ------------------------    -----------------------------      ------------------------------
                                                                       (Dollars in Thousands)
Assets:
  Interest earning assets:
      Interest-bearing deposits       $    7,810      5.68%       $   3,799  $    288     7.58%      $   2,939    $   189    6.43%
      Investment securities                7,844      6.28%           9,614       579     6.02%          9,523        605    6.35%
      Loans receivable, net /(1)/        124,675      8.75%         119,965    10,781     8.99%        100,228      8,599    8.58%
                                      ----------    --------      -------------------                --------------------
        Total interest-earning assets    140,329      8.48%         133,378    11,648     8.73%        112,690      9,393    8.34%
                                                                             --------                             -------
  Non-interest-earning assets             13,119                     12,347                             10,645
                                      ----------                  ---------                          ---------
        Total assets                  $  153,448                  $ 145,725                          $ 123,335
                                      ==========                  =========                          =========

Liabilities and Equity:
  Interest-bearing liabilities:
      NOW and MMDA accounts           $   20,597      2.38%          18,505       467     2.52%         16,015        353    2.20%
      Savings                             21,823      3.63%          21,744       813     3.74%         22,857        831    3.64%
      Certificates of deposit             68,909      5.79%          64,618     3,950     6.11%         54,800      2,885    5.26%
      FHLB advances and notes
      payable                             18,668      5.84%          18,081     1,125     6.22%         10,495        616    5.87%
                                      ----------    --------      -------------------                --------------------
        Total interest-bearing
        liabilities                      129,997      4.89%         122,948     6,355     5.17%        104,167      4,685    4.50%
                                                                             --------                             -------
  Non-interest-bearing liabilities        10,424                      9,911                              7,811
  Stockholders' equity                    13,027                     12,866                             11,357
                                      ----------                  ---------                          ---------
        Total liabilities and equity  $  153,448                  $ 145,725                          $ 123,335
                                      ==========                  =========                          =========

Net interest income and interest
      rate spread /(2)/                               3.59%                  $  5,293     3.56%                   $ 4,708    3.84%
                                                                             ========                             =======
Net interest-earning assets and
      net interest margin /(3)/       $   10,332                  $  10,430               3.97%      $   8,523               4.18%
                                      ==========                   ========                          =========
Ratio of interest-earning assets to
      interest-bearing liabilities                  107.95%                             108.48%                            108.18%

 /(1)/ Balance is net of deferred loan fees and loans in process. Non-accrual loans are included in the balances.
 /(2)/ Average interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
 /(3)/ Net interest margin represents net interest income divided by average total interest-earning assets. With the exception of end of period ratios, all ratios are based on monthly balances during the indicated years. Management does not believe that the use of month end balances instead of daily balances has caused a material difference in the information presented.

Comparison of Operating Results for the Fiscal Years Ended June 30, 2001 and
2000

General. Net income for the years ended June 30, 2001 and 2000 was $489,000 and $453,000, respectively. The increase of $36,000 or 8.0% was primarily attributable to an increase in interest income on loans due to both the increased volume of the institution's loan portfolio and an increase in noninterest income due to increased commission income from the insurance subsidiary. These increases were partially offset by an increase in interest expense to fund loan growth, and increased compensation and employee benefit expenses due to the addition of employees to prepare the Company for current and future expansion. Management believes these initial costs of expansion will better position the Company for the future. In management's opinion, there has not been a material change in interest rate risk from the end of the Company's most recent fiscal year.

Net Interest Income. Net interest income increased by $585,000 or 12.4%, from $4.7 million for the year ended June 30, 2000, to $5.3 million for the year ended June 30, 2001. That growth directly reflects increased average outstanding balances in net loans receivable. Interest income from loans increased at the rate of 25.4% for the year ended June 30, 2001. During the year ended June 30, 2001, the Federal Reserve Open Market Committee repeatedly reduced certain rates that it controls, producing a cumulative 2.75% drop in the prime rate of interest. As a consequence of the overall decrease in the prime rate, the Bank's yield on loan balances outstanding only increased 41 basis points during the year ended June 30, 2001.

Interest Income. Interest income increased $2.3 million or 24.0%, from $9.4 million for year ended June 30, 2000 to $11.6 million for the year ended June 30, 2001. The increase was primarily attributed to the $15.9 million increase in net loans receivable from $108.8 million at June 30, 2000 to $124.7 million at June 30, 2001, resulting in an increase of $2.2 million in interest income from loans.

Interest Expense. Interest expense increased by $1.7 million or 35.6%, from $4.7 million at June 30, 2000, to $6.4 million at June 30, 2001. The increase is the result of both an increase in advances outstanding, and a $17.4 million increase in savings deposits for the year ended June 30, 2001; both of which were used to fund loan demand and to increase the balance in cash and cash equivalents.

Provision for Loan Losses. Management allocated an additional $225,000 provision for loan losses during year ended June 30, 2001, compared to an $88,000 provision for loan losses made during the year ended June 30, 2000. Provisions, which are charged to operations and resulting loan loss allowances, are amounts that the Bank's management believes will be adequate to absorb losses on existing loans that may become uncollectible. Loans are charged off against the allowance when management believes collection is unlikely. The evaluation to increase or decrease the provisions and resulting allowances is based both on prior loan loss experience, and other factors, such as changes in the nature and volume of the loan portfolio, overall portfolio quality and current economic conditions.

The Bank's provisions for loan loss allowances during year ended June 30, 2001 were based upon an analysis of the quality of its loan portfolio. The Bank's level of non-performing loans remained consistently low in relation to prior periods and total loans outstanding during year ended June 30, 2001, with the exception of one large commercial loan charge-off; therefore, due to changes in the mix of the Bank's loan portfolio, management decided it would be prudent to make an additional provision. At June 30, 2001, the Bank's level of general valuation allowances for loan losses amounted to $1.0 million, which management believes is adequate to absorb any existing losses in its loan portfolio.

Non-Interest Income. Non-interest income increased by $672,000, or 36.9%, from $1.8 million for the year ended June 30, 2000, to $2.5 million for the year ended June 30, 2001. The increase was primarily attributable to increased revenues generated from insurance sales and from the gain on sale of investments available for sale during the year ended June 30, 2001. The increased revenue generated from insurance sales and income generated from the brokerage subsidiary are due to widening market penetration, which should continue to produce growth in non-interest income.

Non-Interest Expense. Non-interest expense increased by $1.1 million or 19.4%, from $5.7 million for the year ended June 30, 2000, to $6.8 million for the year ended June 30, 2001. Increases in non-interest expense for the year ended June 30, 2001 are primarily attributable to an increase in compensation costs and occupancy expenses. Compensation costs increased by $603,000 or 20.0% for the year ended June 30, 2001. This increase is primarily the result of the addition of employees in order to prepare the Company for current and future expansion. Occupancy costs increased by $212,000 or 42.1% for the year ended June 30, 2001, primarily due to costs associated with the Boone insurance office.

Income Taxes. Income taxes were derived from the application of normal, expected tax rates on income earned during the year ended June 30, 2001 and 2000. Income tax expense was $315,000 and $328,000, for the years ended June 30, 2001 and 2000, respectively. The effective tax rate applied was slightly lower than statutory tax rates, principally due to qualifying investment income that was exempt from state income taxes.

Comparison of Operating Results for the Fiscal Years Ended June 30, 2000 and
1999

General. Net income for the years ended June 30, 2000 and 1999 was $453,000 and $514,000, respectively. The decrease of $61,000 or 11.8% was primarily attributable to decreased interest income on interest bearing deposits due to the increased level of non-interest bearing deposits that the Bank maintained to prepare for potential customer withdrawals resulting from Year 2000 concerns. Changes were also attributable to costs associated with the Bank's branch office in Watauga County, Appalachian First Bank, the costs associated with the purchase of AF Insurance Service Center, in Elkin North Carolina and the addition of employees in order to prepare the Company for future expansion. Management believes that these initial costs of expansion will better position the Company for the future. In management's opinion, there has been an improvement in the level of interest rate risk from the end of the Company's most recent fiscal year.

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

Interest Income. Interest income increase by $1.5 million, or a 19.2% increase, from $7.9 million during the year ended June 30, 1999 to $9.4 million during the year end June 30, 2000. This increase was attributable to a change in the volume and mix of the Company's loan portfolio.

Interest Expense. Interest expense for the year ended June 30, 2000 increased $718,000 to $4.7 million. The increase is the result of an increase in the average outstanding balance in the level of deposits and FHLB advances for the year ended June 30, 2000 as compared to the similar period in 1999.

Provision for Loan Losses. Management made $88,000 of additional provisions for loan losses during the year ended June 30, 2000. The Company experienced net charge-offs of $231,000 during the year ended June 30, 2000. During the year ended June 30, 1999, provision of $20,000 was made and the Company experienced net charge-offs of $62,000. Provision for loan losses, which is charged to operations and resulting loan loss allowances, are amounts that management believes will be adequate to absorb losses on existing loans that may become uncollectible. Loans are charged off against the allowance when management believes that collectibility is unlikely. The evaluation to increase or decrease the provisions and resulting allowances is based both on prior loan loss experience and other factors, such as changes in the nature and volume of the loan portfolio, overall portfolio quality and current economic conditions. The Company's level of non-performing loans remained consistently low in relation to prior periods and total loans outstanding during the year ended June 30, 2000. At June 30, 2000 the Company's level of general valuation allowances for loan losses amounted to $979,000 which management believes is adequate to absorb any losses that may exist in its loan portfolio.

Non-Interest Income. Non-interest income increased by $615,000 or 51.0% during fiscal year 2000. The increase was primarily attributed to increased insurance commissions generated by the insurance agency during the year ended June 30, 2000, and income generated by the Company's brokerage subsidiary. Both these areas of growth and widening market penetration should continue to produce increases in non-interest income.

Non-Interest Expense. Non-interest expense increased by $1.3 million or 30.2% from $4.3 million for the year ended June 30, 1999 to $5.7 million for the year ended June 30, 2000. Increases for non-interest expense for the year are primarily attributable to compensation and employee benefit costs, occupancy, and data processing costs. Compensation costs increased by $761,000 for the year ended June 30, 2000, primarily as the result of the addition of new employees in the Bank and insurance agency in order service current growth and to prepare the Company for future expansion. Occupancy cost increased by $77,000 for the year ended June 30, 2000, primarily because of the addition of the insurance location in Elkin, and, costs associated with renovations on the new corporate and administrative building.

Income Taxes. Income taxes resulted from applying normal, expected tax rates on income earned during the year ended June 30, 2000 and 1999. Income tax expense was $328,000 and $236,000, for the years ended June 30, 2000 and 1999, respectively. The effective tax rate applied was higher than the statutory tax rates for 2000, primarily due to permanent differences resulting from the decrease in market price of shares vesting under the recognition and retention plan in the current year.

Capital Resources and Liquidity

The term "liquidity" generally refers to an organization's ability to generate adequate amounts of funds to meet its needs for cash. More specifically for financial institutions, liquidity ensures that adequate funds are available to meet deposit withdrawals, fund loan demand and capital expenditure commitments, maintain reserve requirements, pay operating expenses, and provide funds for debt service, dividends to stockholders, and other institutional commitments. Funds are primarily provided through financial resources from operating activities, expansion of the deposit base, borrowings, through the sale or maturity of investments, the ability to raise equity capital, or maintenance of shorter-term interest-earning deposits.

As of June 30, 2001, cash and cash equivalents, a significant source of liquidity, totaled $12.6 million. Compared to either regulatory or industry standards, the Company's capital position and liquidity are in excellent shape.

Asset/Liability Management

The Company's asset/liability management is focused on evaluating and managing the Company's net interest income in relation to various risk criteria. Factors beyond the Company's control, such as the effects of changes in market interest rates and competition, may also have an impact on the management of interest rate risk.

Absent other factors, the Company's overall yield on interest-earning assets will increase, as will its cost of funds on its interest-bearing liabilities, when market rates increase over an extended period of time. Inversely, the Company's yields and cost of funds will decrease when market rates decline. The Company is able to manage these fluctuations to some extent by attempting to control the maturity or rate adjustments of its interest-earning assets and interest-bearing liabilities over given periods of time. One of the Company's tools to monitor interest rate risk is the measurement of the sensitivity of its net portfolio value to changes in interest rates.

To minimize the potential effects of adverse material and prolonged increases in market interest rates on the Company's operations, management has implemented an asset/liability program designed to improve the Company's interest rate risk exposure. The program emphasizes the originations of three-year and five-year fixed rate balloon mortgages, adjustable rate mortgages, selling long term fixed rate loans to the secondary market, shorter term consumer and commercial loans, the investment of excess cash in short or intermediate term interest-earning assets, and the solicitation of deposit accounts that can be repriced rapidly.

Although the Company's asset/liability management program has generally helped to decrease the exposure of its earnings to interest rate increases, the residual effects of reducing the Company's historical exposure to interest rate increases is a heightened exposure to interest rate decreases. Additionally, a decline in rates for earning assets may occur more rapidly than a decline in funding costs. Certificate of Deposits represent the most interest sensitive funding products and typically have terms ranging from three to thirty six months. Consequently, the rates paid for these deposits cannot be adjusted until the maturity date. Loans priced at prime or a margin thereto provide for adjusting rates immediately when market rates change. In a rising rate environment, that ability to make immediate rate adjustments serves to protect the net interest margin against increases in rates at a more rapid speed than the increase in funding. In a declining rate environment, the rates on prime rate based loans decrease immediately while certificate rates lag causing the interest margin to decline until the certificates mature offering an opportunity for repricing.

Net Portfolio Value

All federally regulated financial institutions are required to measure the exposure to changes in interest rates. Institutions with assets of less than $500 million may rely on outside sources of measurement such as that provided by the OTS and the FHLB. The purpose is to determine how changes in interest rates affect the estimated value or Net Portfolio Value ("NPV") of the insured institution's statement of financial condition under several immediate or "shock" changes in market rates. Since the timing of repricing opportunities for interest-earning assets and interest-bearing liabilities are different, the impact of shock changes will have a negative, neutral or positive impact on the NPV of the bank based upon the structure of the bank's assets and liabilities. Thus, NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities and off-balance sheet contracts.

The Company's banking subsidiary, AF Bank, has historically been a mortgage lender, which means that it generally has longer terms before repricing its assets than it does repricing its interest bearing liabilities or deposit accounts; therefore, a rising rate environment will have the most negative impact on the NPV of the Company. Management has implemented a strategy of limiting the terms of mortgage loans that it cannot sell in the secondary market, increasing the level of loans tied more closely to market interest rates such as the prime rate, and generally reducing the terms of loans that the Company books for portfolio. The following table presents the Company's NPV at June 30, 2001, as calculated by the OTS, based on information provided to the OTS by the Company.

As a result of management's actions, at June 30, 2001, the estimated NPV declined by 14% in a 300 basis point rising interest rate shock scenario compared to no change in a falling rate scenario. This compares to a decline of 7% under a similar rise and a gain of 4% in a similar decline one year earlier. The improvement in interest rate risk is further measured by the basis point decline in the ratio of NPV to PV of assets, defined as the Sensitivity Measure by the OTS. At June 30, 2001, the decline of the sensitivity measure was 144 basis points with a 300 basis point shock increase in rates compared to a decline of 54 basis points at June 30, 2000.

                                                                                            NPV as $ of PV /(5)/
                                 Net Portfolio Value                                            of Assets
-----------------------------------------------------------------------------------   -----------------------------

     Changes in Rates           $ Amount       $ Change /(1)/    % of Change /(2)/      Ratio /(3)/   Change /(4)/
     ----------------           --------       --------------    -----------------      -----------   ------------
                                    (Dollars in Thousands)
          +300 bp                 17,680              (2,976)              -14.00%           11.51%          (144)
          +200 bp                 18,873              (1,783)               -9.00%           12.12%           (83)
          +100 bp                 19,990                (666)               -3.00%           12.67%           (28)
           0 bp                   20,656                  -                    -             12.95%            -
          -100 bp                 20,656                  -                    -             12.87%            (9)
          -200 bp                 20,629                 (27)                  -             12.76%           (19)
          -300 bp                 20,624                 (32)                  -             12.66%           (29)

/(1)/ Represents the excess (deficiency) of NPV assuming the indicated change in interest rates minus the estimated NPV assuming no change in interest rates.
/(2)/ Calculated as the amount of change in the estimated NPV divided by the estimated NPV assuming no change in interest rates.
/(3)/ Calculated  as the estimated NPV divided by average total assets.
/(4)/ Calculated as the excess (deficiency) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.
/(5)/ PV means present value.

The following chart provided by the OTS reflects further measures of the Company's interest rate risk.

                                                            June 30,   June 30,
    RISK MEASURES: 200BP RATE SHOCK:                          2001       2000
                                                          ----------------------
    Pre-Shock NPV Ratio: NPV as a % of PV of Assets          12.95%     11.22%
    Exposure Measure: Post Shock NPV Ratio                    1.12%     10.56%
    Sensitivity Measure: Change in NPV                         -83bp      -66bp

Certain shortcomings are inherent in the methodology used in the above table. Modeling changes in NPV require the making of certain assumptions that may tend to oversimplify the manner in which actual yields and costs respond to changes in market interest rates. First, the models assume that the composition of the Bank's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured. Second, the models assume that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity of the repricing of specific assets and liabilities. Accordingly, although the NPV measurements do provide an indication of the Company's interest rate risk exposure at a particular point in time, such measurements are not intended to provide a precise forecast of the effect of changes in market interest rates on the Company's net interest income. Furthermore, in times of decreasing interest rates, the value of fixed-rate assets could increase in value and the lag in repricing of interest rate sensitive assets could be expected to have a positive effect on the Company. Sensitive assets could be expected to have a positive effect on the Company.

Management believes the NPV method of assessing the Company's exposure to interest risk and potential reductions in net interest income is a useful tool for measuring risk. Management also believes that the charts reflect the positive impact of strategies to reduce interest risk. The strategies that have reduced the level of interest rate risk under an increasing rate assumption will continue to reduce the impact of rising rates as long term mortgages are sold and replaced with shorter term mortgages and non - mortgage loans with rates that can be adjusted to more closely simulate market rates of interest. Management believes that a strong equity capital position and the existence of the corporate authority to raise additional capital as necessary act as valuable tools to absorb interest rate risk.

Future Reporting Requirements

In July, 2001, the Financial Accounting Standards Board issued two statements - Statement 141, Business Combinations, and Statement 142, Goodwill and Other Intangible Assets, which will potentially impact the Company's accounting for its reported goodwill and other intangible assets.

Statement 141:

    . Eliminates the pooling method for accounting for business combinations. . Requires that intangible assets that meet certain criteria be reported separately from goodwill.
    . Requires negative goodwill arising from a business combination to be recorded as an extraordinary gain.

Statement 142:

   . Eliminates the amortization of goodwill and other intangibles that are determined to have an indefinite life.
   . Requires, at a minimum, annual impairment tests for goodwill and other intangible assets that are determined to have an indefinite life.

Upon adoption of these Statements, the Company is required to:

   . Re-evaluate goodwill and other intangible assets that arose from business combinations entered into before July 1, 2001. If the recorded other intangibles assets do not meet the criteria for recognition, they should be reclassified to goodwill. Similarly, if there are other intangible assets that meet the criteria for recognition but were not separately recorded from goodwill, they should be reclassified from goodwill.

   . Reassess the useful lives of intangible assets and adjust the remaining amortization periods accordingly.

   .  Write-off any remaining negative goodwill.

The Company has not yet completed its full assessment of the effects of these new pronouncements on its financial statements and so is uncertain as to the impact. The standards generally are required to be implemented by the Company in its 2002 financial statements.

Impact of Inflation and Changing Prices

The financial statements and accompanying footnotes have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The assets and liabilities of the Bank are primarily monetary in nature, and changes in market interest rates have a greater impact on the Bank's performance than do the effects of inflation.

                     (This page intentionally left blank)

                         INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
AF Bankshares, Inc. and Subsidiaries
West Jefferson, North Carolina

We have audited the accompanying consolidated statements of financial condition of AF Bankshares, Inc. and Subsidiaries as of June 30, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AF Bankshares, Inc. and Subsidiaries as of June 30, 2001 and 2000, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ McGladrey & Pullen, LLP


Charlotte, North Carolina
August 3, 2001

AF BANKSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
June 30, 2001 and 2000

ASSETS                                                                                 2001                2000
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents:
 Interest-bearing deposits                                                        $   7,809,583       $   2,599,071
 Noninterest-bearing deposits                                                         4,758,182           4,823,781
Certificates of deposit, at cost                                                         99,000              99,000
Securities held to maturity (fair value $100,000 in 2001 and
 2000) (Note 2)                                                                         100,000             100,000
Securities available for sale (Note 2)                                                6,596,052           8,860,452
Federal Home Loan Bank stock (Notes 2 and 6)                                          1,049,400             775,700
Loans receivable, net (Notes 3 and 6)                                               124,674,509         108,778,257
Real estate owned                                                                       248,323             289,441
Office properties and equipment, net (Note 4)                                         4,171,804           4,183,610
Accrued interest receivable on loans                                                    859,840             605,749
Accrued interest receivable on investment securities                                     71,188              82,647
Prepaid expenses and other assets                                                       945,079             562,317
Deferred income taxes, net (Note 12)                                                    485,987             499,045
Intangible assets, net of accumulated amortization of
 $284,311 in 2001 and $156,882 in 2000                                                1,578,904           1,111,333
                                                                          ------------------------------------------

                                                                          ------------------------------------------
          Total assets                                                            $ 153,447,851       $ 133,370,403
                                                                          ==========================================

See Notes to Consolidated Financial Statements.

LIABILITIES AND STOCKHOLDERS' EQUITY                                                   2001                2000
--------------------------------------------------------------------------------------------------------------------
Liabilities:
  Savings deposits (Note 5)                                                       $ 120,073,932        $102,679,834
  Notes payable (Note 6)                                                              1,525,078             700,000
  Note payable - ESOP (Note 9 and 17)                                                   181,420             229,878
  Advances from Federal Home Loan Bank (Note 6)                                      16,961,533          15,513,007
  Accounts payable and other liabilities (Note 10)                                    1,444,223           1,630,313
  Redeemable common stock held by the ESOP, net of
     unearned ESOP shares (Notes 9 and 17)                                              234,178              77,116
                                                                          ------------------------------------------
          Total liabilities                                                         140,420,364         120,830,148
                                                                          ------------------------------------------
Commitments and Contingencies (Notes 10 and 13)
Stockholders' equity (Note 17):
  Common stock, par value $.01 per share; authorized 5,000,000 shares; 1,053,678 issued and 1,049,378 outstanding shares
    shares at 2001 and 2000 (Note 7)                                                     10,537              10,537
  Additional paid-in capital                                                          4,589,702           4,591,555
  Retained earnings, substantially restricted (Notes 7 and 12)                        8,493,919           8,331,965
  Recognition and retention plan (Note 11)                                              (82,728)           (281,344)
  Accumulated other comprehensive income (loss) (Note 2)                                 99,907             (28,608)
                                                                          ------------------------------------------
                                                                                     13,111,337          12,624,105
  Less cost of 4,300 shares of treasury stock                                           (83,850)            (83,850)
                                                                          ------------------------------------------
          Total stockholders' equity                                                 13,027,487          12,540,255
                                                                          ------------------------------------------
          Total liabilities and stockholders' equity                              $ 153,447,851        $133,370,403
                                                                          ==========================================

AF BANKSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
Years Ended June 30, 2001 and 2000

                                                                                         2001               2000
---------------------------------------------------------------------------------------------------------------------
Interest income:
  Loans                                                                              $ 10,781,353      $   8,598,994
  Investment securities                                                                   578,608            605,189
  Interest-bearing deposits                                                               288,208            188,787
                                                                             ----------------------------------------
                                                                                       11,648,169          9,392,970
                                                                             ----------------------------------------
Interest expense:
  Deposits (Note 5)                                                                     5,229,836          4,069,009
  Federal Home Loan Bank advances (Note 6)                                              1,037,411            569,966
  Notes payable                                                                            69,903             22,462
  Note payable, ESOP                                                                       18,174             23,761
                                                                             ----------------------------------------
                                                                                        6,355,324          4,685,198
                                                                              ----------------------------------------
          Net interest income                                                           5,292,845          4,707,772
Provision for loan losses (Note 3)                                                        225,004             88,000
                                                                             ----------------------------------------
          Net interest income after provision for loan losses                           5,067,841          4,619,772
                                                                             ----------------------------------------
Noninterest income:
  Insurance commissions                                                                 1,699,208            991,301
  Gain on sale of investments available for sale                                          104,391             94,603
  Other                                                                                   689,880            735,335
                                                                             ----------------------------------------
                                                                                        2,493,479          1,821,239
                                                                             ----------------------------------------
Noninterest expenses:
  Compensation and employee benefits (Notes 8, 9, 10 and 11)                            3,625,395          3,022,254
  Occupancy and equipment                                                                 714,266            502,700
  Deposit insurance premiums                                                               20,961             36,365
  Computer processing charges                                                             340,919            273,202
  Amortization                                                                            127,429             80,598
  Other                                                                                 1,928,095          1,745,089
                                                                             ----------------------------------------
                                                                                        6,757,065          5,660,208
                                                                             ----------------------------------------
          Income before income taxes                                                      804,255            780,803
Income taxes (Note 12)                                                                    314,895            327,595
                                                                             ----------------------------------------
          Net income                                                                 $    489,360      $     453,208
                                                                             ========================================

Basic earning per share (Note 14)                                                    $       0.48      $        0.45
                                                                             ========================================
Diluted earnings per share (Note 14)                                                 $       0.48      $        0.45
                                                                             ========================================
Cash dividends per share                                                             $       0.20      $        0.20
                                                                             ========================================

See Notes to Consolidated Financial Statements.

AF BANKSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended June 30, 2001 and 2000

                                                                                       Additional
                                                                      Common            Paid-In              Retained
                                                                       Stock            Capital              Earnings
-------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1999                                                $   10,537        $ 4,593,516          $ 7,974,373
  Vesting of recognition and retention plan                                    -                  -                    -
  Transfer from redeemable common stock
   net of unearned ESOP shares                                                 -                  -               73,826
  ESOP contribution                                                            -             (1,961)              37,000
  Cash dividend, $.20 per share                                                -                  -             (206,442)
  Net income                                                                   -                  -              453,208
  Other comprehensive income, net of tax:
   Unrealized holding losses arising during
    period, net of taxes $(111,871) (Note 2)                                   -                  -                    -
   Less:  reclassification adjustment for
    gains included in net income,
    net of taxes of $36,990 (Note 2)                                           -                  -                    -
  Other comprehensive loss                                                     -                  -                    -
Comprehensive income                                                           -                  -                    -
                                                            -------------------------------------------------------------
Balance, June 30, 2000                                                    10,537          4,591,555            8,331,965
  Vesting of recognition and retention plan                                    -                  -                    -
  Transfer to redeemable common stock
   net of unearned ESOP shares                                                 -                  -             (157,062)
  ESOP contribution                                                            -             (1,853)              37,000
  Cash dividend, $.20 per share                                                -                  -             (207,344)
  Net income                                                                   -                  -              489,360
  Other comprehensive income, net of tax:
   Unrealized holding gains arising during
    period, net of taxes $123,400 (Note 2)                                     -                  -                    -
   Less:  reclassification adjustment for
    gains included in net income,
    net of taxes of $40,838 (Note 2)                                           -                  -                    -
   Other comprehensive income                                                  -                  -                    -
  Comprehensive income                                                         -                  -                    -
                                                            -------------------------------------------------------------
Balance, June 30, 2001                                                $   10,537        $ 4,589,702          $ 8,493,919
                                                            =============================================================

See Notes to Consolidated Financial Statements.

                              Accumulated
                                 Other                                   Total
     Recognition and         Comprehensive           Treasury        Stockholders'
      Retention Plan         Income (Loss)            Stock             Equity
----------------------------------------------------------------------------------
         $  (479,960)        $     203,638         $   (83,850)      $  12,218,254
             198,616                     -                   -             198,616

                   -                     -                   -              73,826
                   -                     -                   -              35,039
                   -                     -                   -            (206,442)
                   -                     -                   -             453,208

                   -              (174,633)                  -                   -

                   -                57,613                   -                   -
                             -------------
                   -              (232,246)                  -            (232,246)
                                                                     -------------

                   -                     -                   -             220,962
----------------------------------------------------------------------------------
            (281,344)              (28,608)            (83,850)         12,540,255
             198,616                     -                   -             198,616

                   -                     -                   -            (157,062)
                   -                     -                   -              35,147
                   -                     -                   -            (207,344)
                   -                     -                   -             489,360

                   -               192,068                   -

                   -                63,553                   -
                             -------------
                   -               128,515                   -             128,515
                                                                     -------------
                   -                     -                   -             617,875
----------------------------------------------------------------------------------
         $   (82,728)        $      99,907         $   (83,850)      $  13,027,487
==================================================================================

AF BANKSHARES, INC. AND SUBSIDIARIES


CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended June 30, 2001 and 2000

                                                                                       2001                2000
-------------------------------------------------------------------------------------------------------------------
Net income                                                                          $  489,360          $  453,208
 Adjustments to reconcile net income to net cash
 provided by operating activities:
   Provision for loan losses                                                           225,004              88,000
   Loss on disposal of office properties and equipment                                   8,540                   -
   (Gain) loss on sale of real estate owned                                             (2,471)             10,962
   Gain on sale of investments available for sale                                     (104,391)            (94,603)
   Provision for depreciation                                                          572,888             380,547
   Amortization of goodwill and noncompete covenants                                   127,429              80,598
   Amortization of deferred loan fees                                                 (160,713)           (175,794)
   Amortization of premium/discount on investments                                     (9,783)              62,153
   Amortization of unearned ESOP shares                                                 37,000              37,000
   ESOP fair value adjustment                                                           (1,853)             (1,961)
   Vesting of recognition and retention plan                                           198,616             198,616
   Proceeds from sale of loans held for sale                                         5,547,737           3,823,079
   Origination of loans held for sale                                               (5,553,976)         (3,831,520)
   Loss on sale of loans held for sale                                                   6,239               8,441
   Deferred income taxes                                                               (69,504)             74,916
   Increase in operating assets:
     Accrued interest receivable                                                      (242,632)           (191,880)
     Prepaid expenses and other assets                                                (382,762)            (15,596)
   Decrease in liabilities:
     Accounts payable and other liabilities                                           (186,090)             (6,049)
                                                                                  ---------------------------------
        Net cash provided by operating activities                                      498,638             900,117
                                                                                  ---------------------------------
Cash Flows from Investing Activities
 Purchases of securities available for sale                                         (1,600,000)         (1,500,000)
 Purchase of FHLB stock                                                               (273,700)           (252,100)
 Proceeds from calls of securities available for sale                                2,900,000           1,580,000
 Proceeds from sale of securities available for sale                                   105,808             300,528
 Principal payments received on securities available for sale                        1,183,843           1,386,533
 Purchase of securities held to maturity                                              (100,000)           (100,000)
 Proceeds from maturity of security held to maturity                                   100,000             199,000
 Net originations of loans receivable                                              (15,966,925)        (27,863,180)
 Purchase of office properties and equipment                                          (601,572)         (2,016,787)
 Proceeds from sale of properties and equipment                                         31,950              15,192
 Proceeds from sale of real estate owned                                                49,971              88,080
                                                                                  ---------------------------------
        Net cash used in investing activities                                      (14,170,625)        (28,162,734)
                                                                                  ---------------------------------

                                  (Continued)

AF BANKSHARES, INC. AND SUBSIDIARIES

Years Ended June 30, 2001 and 2000

                                                                                      2001                2000
-------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities
  Net increase in savings deposits                                                $ 17,394,098         $ 9,573,744
  Net borrowings on FHLB advances                                                    1,448,526          12,948,649
  Principal payments on notes payable                                                  (73,380)            (25,542)
  Proceeds from notes payable                                                          255,000                   -
  Cash dividends paid                                                                 (207,344)           (206,442)
                                                                                 ----------------------------------
        Net cash provided by financing activities                                   18,816,900          22,290,409
                                                                                 ----------------------------------
        Net increase (decrease) in cash and
         cash equivalents                                                            5,144,913          (4,972,208)
Cash and cash equivalents:
  Beginning                                                                          7,422,852          12,395,060
                                                                                 ----------------------------------
  Ending                                                                          $ 12,567,765         $ 7,422,852
                                                                                 ==================================

Supplemental Schedule of Cash and Cash Equivalents
  Interest-bearing deposits                                                       $  7,809,583         $ 2,599,071
  Noninterest-bearing                                                                4,758,182           4,823,781
                                                                                 ----------------------------------
                                                                                  $ 12,567,765         $ 7,422,852
                                                                                 ==================================

Supplemental Disclosures of Cash Flow Information
  Cash payments for:
   Interest                                                                       $  6,243,446         $ 4,585,898
   Income taxes                                                                        193,399             241,907

Supplemental Disclosure of Noncash Investing and Financing
 Activities
   Net change in unrealized gain (loss) on securities available
    for sale, net of tax                                                          $    128,515         $  (232,246)
   Transfer from loans receivable to real estate owned                                   6,382             329,483
   Fair value of ESOP shares in excess of unearned ESOP
    shares                                                                            (120,062)             36,826
   Transfer to (from) retained earnings (to) from redeemable
    common stock                                                                      (157,062)             73,826
   Note payable issued for purchase of insurance agency                                595,000             700,000
   Fair value of office equipment received in purchase of
    insurance agency                                                                         -             (17,785)
   Intangible assets recorded on purchase of insurance agency                         (595,000)           (682,215)

See Notes to Consolidated Financial Statements.

AF BANKSHARES, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 1.  Nature of Business and Summary of Significant Accounting Policies

Nature of business: AF Bankshares, Inc. (the "Company") is a bank holding
------------------
company which owns 100% of the common stock of AF Bank (the "Bank"), formerly Ashe Federal Bank. The Company has no operations and conducts no business of its own other than ownership of its subsidiaries and investing in securities. The Bank is a federally chartered stock savings bank which conducts business from its main office located in West Jefferson, North Carolina and four branches in Sparta, Jefferson, Boone and Warrensville, North Carolina. The principal activities of the Bank consist of obtaining savings deposits and providing credit to customers in its primary market area, Ashe, Alleghany and Watauga Counties. On April 15, 1996, the Board of Directors of the Bank adopted a Plan of Reorganization and a related Stock Issuance Plan pursuant to which the Bank exchanged its federal mutual savings bank charter for a federal stock savings bank charter, conducted a minority stock offering, and formed AsheCo, M.H.C., a mutual holding company which owned 53.8% of the common stock issued by the Bank. The Bank conducted its minority stock offering in July and August of 1996 and the closing occurred on October 4, 1996. The Bank sold 461,779 shares of common stock in the minority stock offering, including 36,942 shares sold to its Employee Stock Ownership Plan (the "ESOP"), and issued 538,221 shares to the mutual holding company. See Note 16 for additional information concerning the minority stock offering and the reorganization.

On June 16, 1998, the Board of Directors approved the formation of a mid-tier holding company, AF Bankshares, Inc. which became a 100% owner of the Bank in a stock swap with AsheCo, M.H.C., which was accounted for similar to a pooling of interests. At June 30, 1998, AsheCo, M.H.C.'s ownership of AF Bankshares, Inc. decreased to 51.10% due to the shares issued under the recognition and retention plan discussed in Note 11. During the year ended June 30, 1999, AsheCo, M.H.C.'s ownership of AF Bankshares, Inc. increased to 51.29% due to the purchase of shares held in treasury. No additional changes in AsheCo, M.H.C.'s ownership of AF Bankshares, Inc. occurred during the year ended June 30, 2000 or 2001.

On July 1, 1997, the Bank purchased two insurance agencies to form AF Insurance Services, Inc., which became a wholly owned subsidiary of the Bank. A plan of reorganization was completed during the year ended June 30, 1999 and AF Insurance Services, Inc. became a wholly owned subsidiary of AF Bankshares, Inc. On April 1, 1999, December 1, 1999 and November 1, 2000, AF Insurance Services, Inc. purchased additional insurance agencies. AF Insurance Services, Inc. operates from its main office in West Jefferson, North Carolina and branch offices in Lenoir, North Wilkesboro, Jefferson, Elkin, Boone and Sparta, North Carolina. The transactions were recorded under the purchase method of accounting. Revenues are not material to the financial information.

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

Principles of consolidation: The consolidated financial statements include the
---------------------------
accounts of AF Bankshares, Inc. and its wholly owned subsidiaries, AF Bank, AF Insurance Services, Inc. and AF Brokerage, Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

Basis of financial statement presentation: The accounting and reporting policies
-----------------------------------------
of the Company conform to accounting principles generally accepted in the United States of America and general practices within the financial services industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported revenues and expenses for the period. Actual results could differ from those estimates.

Cash and cash equivalents: For purposes of reporting the statements of cash
-------------------------
flows, the Company includes cash on hand and demand deposits at other financial institutions with terms less than 90 days as cash and cash equivalents. Cash flows from loans and deposits are reported net. The Company maintains amounts due from banks which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Investment securities: The Company and the Bank have investments in debt and
---------------------
equity securities. Debt securities consist primarily of U.S. Government agency securities, Federal Home Loan Bank bonds, Fannie Mae and Government National Mortgage Association securities and certificates of deposit. Equity securities consist of Federal Home Loan Mortgage Corporation (FHLMC) stock and mutual funds.

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

Securities available for sale: Securities classified as available for sale are
-----------------------------
those securities that the Company intends to hold for an indefinite period of time but, in the case of debt securities, not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value. Premiums and discounts are amortized using the interest method over the securities' contractual lives. Unrealized gains or losses are reported as increases or decreases in equity, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in income.

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

Securities held to maturity: Securities classified as held to maturity are those
---------------------------
securities for which the Company has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives. Based on the Company's financial position and liquidity, management believes the Company has the ability to hold these securities to maturity.

Investment in Federal Home Loan Bank stock: The Bank, as a member of the Federal
------------------------------------------
Home Loan Bank (FHLB) system, is required to maintain an investment in capital stock of the FHLB in an amount equal to the greater of 1% of its outstanding home loans or 5% of advances from the FHLB. No ready market exists for the FHLB stock, and it has no quoted market value.

Loans receivable: Loans receivable are stated at unpaid principal balances, less
----------------
the allowance for loan losses, the undisbursed portion of construction loans, and net deferred loan-origination fees and costs. The Bank's loan portfolio consists principally of mortgage loans collateralized by first trust deeds on single family residences, other residential property, commercial property and land.

Allowance for loan losses: The allowance for loan losses is increased by charges
-------------------------
to income and decreased by charge-offs (net of recoveries) based on the Bank's evaluation of the potential and inherent risk of losses in its loan portfolio. Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. While management uses the best information available to make evaluations, future adjustments may be necessary if economic or other conditions differ or change substantially from the assumptions used.

Impaired loans: SFAS No. 114, Accounting by Creditors for Impairment of a Loan,
--------------
requires that the Bank establish a specific loan allowance on an impaired loan if the present value of the future cash flows discounted using the loan's effective interest rate is less than the carrying value of the loan. An impaired loan can also be valued based upon its fair value or the market value of the underlying collateral if the loan is primarily collateral dependent. The Bank assesses all loans delinquent more than 90 days for impairment. See Note 3 for further information.

AF BANKSHARES, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Interest income: SFAS No. 118, Accounting by Creditors for Impairment of a Loan
---------------
- Income Recognition and Disclosures, which amended SFAS No. 114 requires disclosure of the Bank's method of accounting for interest income on impaired loans. The Bank does not accrue interest on loans delinquent 90 days or more. In addition, interest accrued up to 90 days is reversed by the establishment of a reserve for uncollected interest if in the opinion of management collectibility is uncertain. Such interest, if ultimately collected, is credited to income in the period received.

Loan-origination fees and related costs: Loan fees and certain direct loan
---------------------------------------
origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the interest method over the contractual life of the loans, adjusted for actual prepayments.

Loans held for sale: Loans held for sale are those loans the Bank has the intent
-------------------
to sell in the foreseeable future. They are carried at the lower of aggregate cost or market value. Gains and losses on sales of loans are recognized at settlement dates and are determined by the difference between the sales proceeds and the carrying value of the loans. All sales are made without recourse. The Bank has no loans held for sale at June 30, 2001 or 2000.

Real estate owned: Real estate owned is initially recorded at the estimated fair
-----------------
value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations of the property are periodically performed by management and the real estate is carried at the lower of cost or fair value minus estimated costs to sell. Costs relating to improvement of the property are capitalized, while holding costs of the property are charged to expense in the period incurred.

Office properties and equipment: Office properties and equipment are stated at
-------------------------------
cost less accumulated depreciation computed principally by the straight-line method over estimated useful lives.

Intangible assets: Goodwill is the cost of the investment in AF Insurance
-----------------
Services, Inc. in excess of the fair value of net assets acquired at the date of purchase and is being amortized by the straight line method over a period of fifteen years. Noncompete agreements are stated at cost less accumulated amortization computed by the straight-line method over a period of seven years. See Note 18 for further information.

Pension plans: The Company has deferred compensation and retirement plan
-------------
agreements for the benefit of the Board of Directors. Both plans are unfunded and the liabilities are being accrued over the terms of active service of the directors. The Company also has an ESOP which covers substantially all of it's employees. Contributions to the plan are based on amounts necessary to fund the amortization requirements of the ESOP's debt to an unrelated third party financial institution, subject to compensation limitations, and are expensed based on the AICPA's Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans.

AF BANKSHARES, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Additionally, the Company has implemented a qualified stock option plan authorizing the grant of up to 21,322 stock options to certain officers and directors, either in the form of incentive stock options or non-incentive stock options. The Bank has also implemented a recognition and retention plan by reserving 53,678 shares of common stock for issuance to certain officers and directors. See Note 11 for further information.

Advance payments by borrowers for taxes and insurance: Certain borrowers make
-----------------------------------------------------
monthly payments, in addition to principal and interest, in order to accumulate funds from which the Bank can pay the borrowers' property taxes and insurance premiums.

Income taxes: Deferred taxes are provided on an asset and liability method
------------
whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Off-statement of financial condition risk: The Bank is a party to financial
-----------------------------------------
instruments with off-statement of financial condition risk such as commitments to extend credit and home equity lines of credit. Management assesses the risk related to these instruments for potential losses on an ongoing basis. Such financial instruments are recorded when they are founded.

Earnings per share: SFAS No. 128, Earnings Per Share, requires the presentation
-------------------
of earnings per share by all entities that have common stock or potential common stock, such as options, warrants and convertible securities outstanding that trade in a public market. Basic per-share amounts are computed by dividing net income (the numerator) by the weighted-average number of common shares outstanding (the denominator). Diluted per-share amounts assume the conversion, exercise or issuance of all potential common stock instruments unless the effect is to reduce the loss or increase the income per common share from continuing operations. For both computations, the number of shares of common stock purchased by the Company's employee stock ownership plan, which have not been allocated to participant accounts, are not assumed to be outstanding.

Comprehensive income: SFAS No. 130, Reporting Comprehensive Income, establishes
--------------------
standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This statement requires that all items that are recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

AF BANKSHARES, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Fair value of financial instruments: The estimated fair values required under
-----------------------------------
SFAS No. 107, Disclosures About Fair Value of Financial Instruments, have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to develop the estimates of fair value. Accordingly, the estimates presented for the fair value of the Company's financial instruments are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions or estimation methodologies may have a material effect on the estimated fair market value amounts.

The fair value estimates presented are based on pertinent information available to management as of June 30, 2001 and 2000. Although management is not aware of any factors that would significantly affect the estimated fair value amount, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and therefore, current estimates of fair value may differ significantly from the amounts presented herein.

Note 2.  Debt and Equity Securities

Debt and equity securities have been classified in the statements of financial condition according to management's intent. The carrying amount of securities and approximate fair values at June 30 were as follows:

                                                                               2001
                                               ---------------------------------------------------------------------
                                                                     Gross            Gross
                                                  Amortized        Unrealized       Unrealized          Fair
                                                     Cost            Gains            Losses            Value
                                               ---------------------------------------------------------------------
Available for sale securities:
 Debt securities:
  U.S. Government agency securities              $ 3,158,624        $  27,735       $  (19,261)       $3,167,098
  Fannie Mae and Government
   National Mortgage Association                   1,986,673           18,423          (12,354)        1,992,742
  Municipals                                         283,883            2,473                -           286,356
 Equity securities:
  Mutual Funds                                     1,000,000                -          (77,431)          922,569
  Federal Home Loan Mortgage
   Corporation Common Stock                            2,783          224,504                -           227,287
                                               ---------------------------------------------------------------------
                                                   6,431,963          273,135         (109,046)        6,596,052

Held to maturity securities:
 Debt securities:
  Federal Home Loan Bank                             100,000                -                -           100,000
Other investments:
  Federal Home Loan Bank stock                     1,049,400                -                -         1,049,400
                                               ---------------------------------------------------------------------
                                                 $ 7,581,363        $ 273,135       $ (109,046)       $7,745,452
                                               =====================================================================

AF BANKSHARES, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 2.  Debt and Equity Securities (Continued)

                                                                              2000
                                               ---------------------------------------------------------------------
                                                                     Gross            Gross
                                                  Amortized        Unrealized       Unrealized          Fair
                                                     Cost            Gains            Losses            Value
                                               ---------------------------------------------------------------------
Available for sale securities:
 Debt securities:
  U.S. Government agency securities              $ 4,415,595        $   1,348       $  (88,558)       $ 4,328,385
  Fannie Mae and Government
   National Mortgage Association                   3,204,715            5,348          (54,836)         3,155,227
  Municipals                                         282,930                -          (11,559)           271,371
 Equity securities:
  Mutual Funds                                     1,000,000                -          (98,655)           901,345
  Federal Home Loan Mortgage
   Corporation Common Stock                            4,200          199,924                -            204,124
                                               --------------------------------------------------------------------
                                                   8,907,440          206,620         (253,608)         8,860,452

Held to maturity securities:
 Debt securities:
  Federal Home Loan Bank                             100,000                -                -            100,000
Other investments:
  Federal Home Loan Bank stock                       775,700                -                -            775,700
                                               ---------------------------------------------------------------------
                                                 $ 9,783,140        $ 206,620       $ (253,608)       $ 9,736,152
                                               =====================================================================

The amortized cost and estimated fair value of debt securities at June 30, 2001, by contractual maturity are shown below. Fannie Mae and Government National Mortgage Association securities are not included in the maturity categories because they do not have a single maturity date. Additionally, equity securities and mutual funds are not included in the maturity categories because they do not have contractual maturities.

AF BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 2.   Debt and Equity Securities (Continued)

                                                 Held to maturity securities:      Available for sale securities:
                                                 ----------------------------------------------------------------
                                                  Amortized                         Amortized
                                                     Cost          Fair Value          Cost          Fair Value
                                                 ----------------------------------------------------------------
Due within one year                               $         -      $        -       $   500,000      $    506,250
Due from one year to five years                       100,000         100,000         1,992,140         2,013,625
Due after ten years                                         -               -           950,367           933,579
Fannie Mae and Government
   National Mortgage Association
   debt securities                                          -               -         1,986,673         1,992,742
Mutual funds                                                -               -         1,000,000           922,569
Equity securities                                           -               -             2,783           227,287
                                                 ----------------------------------------------------------------
                                                  $   100,000      $  100,000       $ 6,431,963      $  6,596,052
                                                 ================================================================

Sales of securities are summarized as follows for the years ended June 30:

                                                                                        2001              2000
                                                                                    ------------------------------
Proceeds from calls of securities available for sale                                $ 2,900,000        $ 1,580,000
Proceeds from sale of securities available for sale                                     105,808            300,528
                                                                                    ------------------------------
                                                                                      3,005,808          1,880,528
Realized gain on sale of securities available for sale                                 (104,391)           (94,603)
                                                                                    ------------------------------
Cost of securities sold                                                             $ 2,901,417        $ 1,785,925
                                                                                    ==============================

The change in accumulated other comprehensive income (loss), which consists of unrealized gains (losses) on securities available for sale for the years ended June 30, are as follows:

                                                   2001               2000
                                               ------------------------------
Balance, beginning                             $  (28,608)         $  203,638
Change in net unrealized gains                    211,077            (381,107)
Change in deferred income taxes                   (82,562)            148,861
                                               ------------------------------
Balance, ending                                $   99,907          $  (28,608)
                                               ==============================

AF BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 3.  Loans Receivable

Loans receivable at June 30, consist of the following:

                                                    2001              2000
                                               -------------------------------
  One to four-family                           $ 79,464,827       $ 68,813,143
  Multifamily                                     3,507,406          2,277,623
  Non residential                                 8,358,622          8,577,554
  Land                                            8,297,917          2,439,602
  Construction loans                              5,344,320          4,058,901
  Commercial loans                               12,378,366         10,455,888
  Consumer loans                                 14,050,855         17,375,621
                                               -------------------------------
                                                131,402,313        113,998,332
Less:
  Undisbursed loan funds                         (5,478,702)        (3,992,983)
  Deferred loan fees                               (227,439)          (247,824)
  Allowance for loan losses                      (1,021,663)          (979,268)
                                               -------------------------------
                                               $124,674,509       $108,778,257
                                               ===============================

The following is an analysis of the allowance for loan losses for the years ended June 30:

                                                    2001               2000
                                                ------------------------------
Balance, beginning                              $   979,268        $ 1,122,681
  Provisions charged to operations                  225,004             88,000
  Charge-offs                                      (303,952)          (327,835)
  Recoveries                                        121,343             96,422
                                                ------------------------------
Balance, ending                                 $ 1,021,663        $   979,268
                                                ==============================

SFAS No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118 Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosure, requires that the Bank establish a specific allowance on impaired loans and disclosure of the Bank's method of accounting for interest income on impaired loans. The Bank considers all loans delinquent more than 90 days to be impaired and such loans amounted to approximately $479,000 and $411,000 at June 30, 2001 and 2000, respectively. These loans are primarily collateral dependent and management has determined that the underlying collateral value is in excess of the carrying amounts. As a result, the Bank has determined that specific allowances on these loans are not required. Interest income foregone during 2001 and 2000 was $15,603 and $16,249, respectively. The Bank established reserves for uncollectible interest totaling $15,603 and $10,911 at June 30, 2001 and 2000, respectively.

AF BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Note 3.  Loans Receivable (Continued)

Loan activity to officers and directors of the Company during the years ended June 30, 2001 and 2000, is summarized as follows:

                                                   2001               2000
                                               ------------------------------
Balance, beginning                             $ 1,678,623        $ 1,330,111
Disbursements                                    1,305,723            542,327
Payments received                                 (344,971)          (193,815)
                                               ------------------------------
Balance, ending                                $ 2,639,375        $ 1,678,623
                                               ==============================

Mortgage loans serviced for others consist of FNMA loans and are not included in the accompanying statements of financial condition. Mortgage loan portfolios serviced for Fannie Mae were approximately $25,196,000 and $22,613,000 at June 30, 2001 and 2000, respectively.

There were no loans held for sale or outstanding commitments to sell loans as of June 30, 2001 or 2000.

Note 4.  Office Properties and Equipment

Office properties and equipment at June 30 consist of the following:

                                                   2001               2000
                                               ------------------------------
Land and land improvements                     $   308,329        $   308,329
Buildings                                        3,225,571          2,968,811
Furniture and fixtures                           2,124,806          1,919,117
Leasehold improvements                             256,440            252,120
Automobiles                                              -             63,409
                                               ------------------------------
                                                 5,915,146          5,511,786
Accumulated depreciation                        (1,743,342)        (1,328,176)
                                               ------------------------------
                                               $ 4,171,804        $ 4,183,610
                                               ==============================

AF BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 5.  Savings Deposits

Savings deposits at June 30 consist of the following:

                                                                                 2001                  2000
                                                                     ----------------------------------------------
Interest-bearing checking accounts at 2.37%
  (1.91% 2000)                                                               $ 19,194,663          $ 14,681,415
Commercial and free checking (noninterest bearing)                              8,502,661             6,473,696
Passbook savings 3.63% (3.83% 2000)                                            21,822,482            23,032,283
Money market demand accounts 2.50% (2.00% 2000)                                 1,402,246             1,393,563
                                                                     ----------------------------------------------
                                                                               50,922,052            45,580,957
                                                                     ----------------------------------------------
Certificates of Deposit:
 weighted average rate of 5.79% (5.71% 2000)
  4.00% to 5.99%                                                               38,981,920            38,922,959
  6.00% to 7.99%                                                               29,927,198            18,014,374
                                                                     ----------------------------------------------
                                                                               68,909,118            56,937,333
                                                                     ----------------------------------------------

Accrued interest payable                                                          242,762               161,544
                                                                     ----------------------------------------------
                                                                             $120,073,932          $102,679,834
                                                                     ==============================================
Weighted average cost of savings deposits                                            4.39 %                4.34 %
                                                                     ==============================================

At June 30, 2001, scheduled maturities of certificates of deposit are as follows:

                            2002           2003           2004           2005            After           Total
                     --------------------------------------------------------------------------------------------
4.00% to 5.99%          $35,152,429     $2,199,802     $1,345,075      $ 208,313      $   76,301     $38,981,920
6.00% to 7.99%           22,181,041      5,683,174        620,615        173,523       1,268,845      29,927,198
                     --------------------------------------------------------------------------------------------
                        $57,333,470     $7,882,976     $1,965,690      $ 381,836      $1,345,146     $68,909,118
                     ============================================================================================

The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was $22,315,526 and $17,081,469 at June 30, 2001 and
2000, respectively. At June 30, 2001, scheduled maturities of jumbo certificates of deposit are as follows:

                                                                                                      Weighted
                                                                                Amount              Average Rate
                                                                     ----------------------------------------------
Maturity period:
  Within three months                                                        $  4,951,238                  5.91 %
  Three through six months                                                      6,292,205                  6.03
  Six through twelve months                                                     6,454,122                  5.58
  Over twelve months                                                            4,617,961                  6.60
                                                                     ----------------------------------------------
                                                                             $ 22,315,526                  5.99 %
                                                                     ==============================================

AF BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 5.   Savings Deposits (Continued)

Eligible savings accounts are insured to $100,000 by the Savings Association Insurance Fund (SAIF) which is administered by the Federal Deposit Insurance Corporation (FDIC).

The Bank has pledged securities with a fair value of $100,000 at June 30, 2001 as collateral on treasury tax and loan account.

Interest expense on savings deposits consists of the following for the years ended June 30:

                                                                                         2001              2000
                                                                             --------------------------------------
Interest-bearing checking accounts                                                  $   467,158        $   352,730
Passbook savings accounts                                                               812,721            831,664
Certificate accounts                                                                  3,949,957          2,884,615
                                                                             --------------------------------------
                                                                                    $ 5,229,836        $ 4,069,009
                                                                             ======================================

Note 6.   Notes Payable and Federal Home Loan Bank Advances

Notes payable consist of the following at June 30:

                                                                                      2001                2000
                                                                             -------------------------------------
Note payable to AsheCo, M.H.C., due on July 16, 2001 including interest at the Federal Home Loan Bank's overnight advances
 rate (4.0% at June 30, 2001).                                                      $   250,000         $        -
Note payable, due in monthly installments of $7,808 including interest at the bank's prime rate (6.75% at June 30, 2001) with a balloon payment due November 6, 2005.  Collateralized by
 insurance expirations and the right to renew them.                                     575,078                  -
Notes payable, unsecured, due in quarterly interest only installments at 5.50% through December 1, 2004, at which time repayments of principal and interest will commence over a period of 60
 months with first payment due on January 1, 2005.                                      700,000            700,000
                                                                             -------------------------------------
                                                                                    $ 1,525,078         $  700,000
                                                                             =====================================

AF BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 6.   Notes Payable and Federal Home Loan Bank Advances (Continued)

FHLB advances consist of the following:

                                                                                      2001               2000
                                                                             --------------------------------------
Balance outstanding                                                                $ 16,961,533       $ 15,513,007
Interest rate range                                                                  4.30%-6.87%        6.13%-6.95%
Weighted average interest rate at June 30                                                  5.52%              6.63%
Maximum amount outstanding at any month end                                          19,987,286         15,513,007
Average amount outstanding                                                           17,567,000         10,161,000
Interest expense                                                                      1,037,411            569,966
Weighted average interest rate during the year ended June 30                               5.91%              5.61%

Notes payable are due in future years as follows:

Year ending June 30,                                                                                      Amount
--------------------                                                                                   -----------
   2002                                                                                                $   306,608
   2003                                                                                                     60,550
   2004                                                                                                     64,766
   2005                                                                                                    139,275
   2006                                                                                                    463,879
   Thereafter                                                                                              490,000
                                                                                                       -----------
                                                                                                       $ 1,525,078
                                                                                                       ===========

Pursuant to collateral agreements with the FHLB, advances are collateralized by all the Bank's stock in the FHLB and qualifying first mortgage loans. Advances of $812,500 are due August 2002, $149,033 is due January 2007, $5,000,000 is due
September 2010, $7,000,000 is due November 2010, and $4,000,000 is due January 2011.

Note 7.  Stockholders' Equity

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative regulatory accounting practices. The Company and the Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

The Office of Thrift Supervision (OTS) regulations require institutions to maintain amounts and ratios of total and Tier 1 capital to risk-weighted assets and Tier 1 capital to average assets. At June 30, 2001 and 2000, the Company and the Bank exceeded all of the capital requirements.

AF BANKSHARES, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 7.  Stockholders' Equity (Continued)

As of June 30, 2001, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since that notification that management believes have changed the Bank's category.

                                                                 Minimum Capital         Capitalized Under Prompt
                                         Actual                    Requirement         Corrective Action Provisions
                                      --------------------------------------------------------------------------------
                                         Amount      Ratio      Amount      Ratio        Amount           Ratio
                                      -------------------------------------------------------------------------------
                                                                     (Dollars in Thousands)
June 30, 2001:
Total Capital to Risk
 Weighted Assets:
  Consolidated                         $ 12,337      11.1%     $ 8,896       8.0%        $      -                -
  Bank                                   13,654      12.3%       8,896       8.0%          11,121            10.0%

Tier 1 Capital to Risk
 Weighted Assets:
  Consolidated                           11,349      10.2%       4,448       4.0%               -                -
  Bank                                   12,665      11.4%       4,448       4.0%           6,672              6.0%

Tier 1 Capital to Average Assets:
 Consolidated                            11,349       7.4%       6,138       4.0%               -                -
 Bank                                    12,665       8.4%       6,048       4.0%           7,560              5.0%

June 30, 2000:
Total Capital to Risk
 Weighted Assets:
  Consolidated                           12,319      11.7%       8,427       8.0%               -                -
  Bank                                   12,578      11.9%       8,427       8.0%          10,534             10.0%

Tier 1 Capital to Risk
 Weighted Assets:
  Consolidated                           11,458      10.9%       4,214       4.0%               -                -
  Bank                                   11,717      11.1%       4,214       4.0%           6,321              6.0%

Tier 1 Capital to Average Assets:
 Consolidated                            11,458       8.7%       5,270       4.0%               -                -
 Bank                                    11,717       8.9%       5,270       4.0%           6,588              5.0%

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

AF BANKSHARES, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 7.  Stockholders' Equity (Continued)

The Company paid cash dividends totaling $.20 per share during the each of the years ended June 30, 2001 and 2000. On August 20, 2001, the Company declared a $.05 per share cash dividend for stockholders of record as of August 30, 2001 to be paid on September 14, 2001.

Note 8.  Employee Pension and Incentive Plans

The Company has a profit-sharing plan for the benefit of substantially all employees. Contributions are discretionary and totaled $97,269 and $57,608 for the years ended June 30, 2001 and 2000, respectively.

The Company also has a discretionary bonus plan under which bonuses are paid to all employees if approved by the Board of Directors each year. Expense related to these incentives was $76,331 and $113,220 for the years ended June 30, 2001 and 2000, respectively.

In addition, the Company has a 401(k) retirement plan which contains provisions for specified matching contributions by the Company. The Company funds contributions as they accrue and 401(k) plan expense amounted to $121,450 and $92,302 for the years ended June 30, 2001 and 2000, respectively.

Note 9.  Employee Stock Ownership Plan

As part of the Reorganization, the Company established an ESOP to benefit substantially all employees. The ESOP purchased 36,942 shares of common stock with the proceeds from a loan from a third party financial institution. The note requires annual principal payments of 10% of the outstanding principal balance plus interest at the lending institution's prime rate (6.75% at June 30, 2001) less .5% with a balloon payment due June, 2002. The Company is expected to make quarterly contributions to the ESOP in amounts sufficient to allow the ESOP to make its scheduled principal and interest payments on the note. The ESOP shares are pledged as collateral for the debt. As the debt is repaid, shares are released from collateral and allocated to active employees, based on proportion of debt service paid in the year. The debt of the ESOP is recorded as debt in the Company's accompanying statement of financial condition.

At June 30, 2001, future principal payments are due as follows:


Year Ending June 30:                                                   Amount
--------------------------------------------------------------------------------
2002                                                                  $ 181,420
                                                                     ===========

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

AF BANKSHARES, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 9.  Employee Stock Ownership Plan (Continued)

Excluding interest, expense of $35,150 and $35,039 during 2001 and 2000, respectively, has been incurred in connection with the ESOP. The expense includes, in addition to the cash contribution necessary to fund the ESOP, $(1,853) in 2001 and $(1,961) in 2000, which represents the difference between the fair value of the shares which have been released or committed to be released to participants, and the cost of these shares to the ESOP. The Bank has charged this amount to paid-in capital in accordance with the provisions of AICPA Statement of Position 93-6.

At June 30, 2001 and 2000, 18,800 and 15,100 shares held by the ESOP have been released or committed to be released to the plan's participants for purposes of computing earnings per share. The fair value of the unallocated shares amounted to approximately $204,000 and $175,000 at June 30, 2001 and 2000, respectively.

The Bank has also recorded a liability for a put back option, which represents the excess of the fair market value of the total number of ESOP shares over the original cost of the unallocated ESOP shares. The liability recorded under the put back option was $234,178 and $77,116 at June 30, 2001 and 2000, respectively.

Note 10.  Deferred Compensation and Retirement Plan Agreements

The Bank has an unfunded deferred compensation agreement providing retirement, disability, and death benefits for directors. Vested benefits under the agreements are payable in monthly installments over a ten-year period upon the director's death, disability or retirement. The Bank has insured the lives of the directors for amounts sufficient to discharge its obligations under the agreements. The Bank also has a retirement plan for members of the Board of Directors. The Plan states that outside directors with at least ten years of service will receive an amount equal to their annual retainer for ten years after their retirement from the Board. The liability for the benefits is being accrued over the terms of active service of the directors. The amount charged to expense under these plans amounted to $(2,235) and $55,536 for the years ended June 30, 2001 and 2000, respectively.

AF BANKSHARES, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 11.  Recognition and Retention Plan and Stock Option Plan

The Bank's stockholders approved the Bank's Recognition and Retention Plan (the "RRP") and the Bank's stock option plan on December 8, 1997. The stock option plan provides for the issuance of up to 21,322 stock options to certain officers and directors in the form of incentive stock options or non-incentive stock options. The exercise price of the stock options may not be less than the fair market value of the Company's common stock at the date of grant. Under the Plan 21,322 of options, which vest at the rate of 20% annually beginning at the date of grant, were all granted on December 8, 1997 and expire on December 8, 2007. As permitted under the generally accepted accounting principles, grants under the plan are accounted for following the provisions of APB Opinion No. 25 and its related interpretations. Accordingly, no compensation cost has been recognized for grants made to date. Had compensation cost been determined based on the fair value method prescribed in FASB Statement No. 123, the pro forma effect on reported net income for the year ended June 30, 2001 and 2000 would be as follows:

                                                            2001         2000
                                                        ------------------------
Net income
 As reported                                             $ 489,360    $ 453,208
 Pro forma                                                 460,705      424,553

Earnings per share
 As reported
  Basic                                                  $    0.48    $    0.45
  Diluted                                                     0.48         0.45
Pro forma
  Basic                                                       0.45         0.42
  Diluted                                                     0.45         0.42

In determining the fair value of the option grant as prescribed in Statement No. 123, the Black-Scholes option pricing model was used with the following assumptions: a risk-free interest rate of 5.61%, expected lives of 10 years, expected volatility of 17.19% and expected dividends of $0.20 per year.

At June 30, 2001, 21,322 options have been granted at an exercise price of $18.50, of which 17,058 options are currently exercisable. No options have been exercised to date and all options granted are outstanding at June 30, 2001.

The RRP reserved for issuance 53,678 shares of common stock to certain officers and directors. The Bank issued shares to fund the RRP in December of 1997. The restricted common stock under the RRP vests at the rate of 20% annually beginning at the date of grant. The expense related to the vesting of the RRP totaled $198,616 for each of the years ended June 30, 2001 and 2000.

AF BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 12.  Income Tax Matters

Under the Internal Revenue code, the Bank is allowed a special bad debt deduction related to additions to tax bad debt reserves established for the purpose of absorbing losses. The Bank is required to compute such deductions using an experience method. The Bank's tax bad debt deduction was $182,605 and $231,413 in 2001 and 2000, respectively.

The Bank will have to recapture its excess tax bad debt reserves which have accumulated since 1988, amounting to approximately $92,000 over a six year period. The tax associated with the recaptured reserves is approximately $36,000. The recapture was scheduled to begin with the Bank's 1997 year, but was delayed two years because the Bank originated a required minimum level of mortgage loans. Deferred income taxes have been previously established for the taxes associated with the recaptured reserves and the ultimate payment of the related taxes will not result in a charge to earnings. The amount of reserve recaptured and associated tax were approximately $15,000 and $6,000, respectively, for each of the years ended June 30, 2001 and 2000.

Deferred taxes have been provided for certain increases in the Bank's tax bad debt reserves subsequent to 1987 which are in excess of additions to recorded loan loss allowances. At June 30, 2001, retained earnings contain certain historical additions to bad debt reserves for income tax purposes of approximately $870,000, the balance at June 30, 1987, for which no deferred taxes have been provided because the Bank does not intend to use these reserves for purposes other than to absorb losses. If amounts which qualified as bad debt deductions are used for purposes other than to absorb bad debt losses or adjustments arising from the carryback of net operating losses, income taxes may be imposed at the then existing rates. The approximate amount of unrecorded deferred tax liability associated with these historical additions is approximately $340,000. In the future, if the Bank does not meet the income tax requirements necessary to permit the deduction of an allowance for bad debts, the Bank's effective tax rate would increase to the maximum percent under existing law.

AF BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 12.  Income Tax Matters (Continued)

The tax effects of temporary differences that gave rise to significant portions of the net deferred tax asset as of June 30 were:

                                                            2001       2000
                                                       -------------------------
Deferred tax assets:
 Reserve for loan losses                                $  392,068  $  376,711
 Reserve for uncollected interest                            6,018       3,908
 Unrealized loss on securities available for sale                -      18,378
 Deferred compensation                                     230,228     224,030
 Recognition and retention plan                             44,664      44,743
 Deferred loan fees                                              -       6,255
 Other                                                       3,066           -
 State net economic loss carryforwards                      47,036       8,717
                                                       -------------------------
                                                           723,080     682,742
 Less valuation allowance                                  (36,435)          -
                                                       -------------------------
                                                           686,645     682,742
                                                       -------------------------
Deferred tax liabilities:
 Reserve for loan losses                                    11,838      17,738
 Unrealized gain on securities available for sale           64,184           -
 Depreciation                                               35,089     104,051
 FHLB stock dividends                                       60,170      60,170
 Prepaid expenses                                            1,738       1,738
 Deferred loan fees                                         27,639           -
                                                       -------------------------
                                                           200,658     183,697
                                                       -------------------------
    Net deferred tax asset                              $  485,987  $  499,045
                                                       =========================


During the year ended June 30, 2001, the Company recorded a valuation allowance of $36,435 on the deferred tax assets to reduce the total to an amount that management believes will ultimately be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to deduce taxable income. There was no other activity in the valuation allowance account during 2001 or 2000.

The provision for income taxes charged to operations for the years ended June 30, 2001 and 2000 consists of the following:

                                                           2001         2000
                                                       -------------------------
Current                                                 $  384,399  $  252,679
Deferred                                                  (69,504)      74,916
                                                       -------------------------
                                                        $  314,895  $  327,595
                                                       =========================

AF BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 12.  Income Tax Matters (Continued)

A reconciliation of income taxes computed at the statutory federal income tax rate to the income tax provision follows:

                                                            2001                           2000
                                              ------------------------------------------------------------
                                                    Amount        Percent         Amount         Percent
                                              ------------------------------------------------------------
Tax at statutory rate                            $ 273,446         34.0%        $ 265,473         34.0%
State tax, net of federal benefit                   42,162          5.2            32,928          4.2
Municipal interest income                          (43,556)        (5.4)           (9,231)        (1.2)
Permanent differences                               44,301          5.5            42,682          5.5
Other                                               (1,458)        (0.1)           (4,257)        (0.5)
                                              ------------------------------------------------------------
     Total                                       $ 314,895         39.2 %       $ 327,595         42.0 %
                                              ============================================================

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

A summary of the contract amount of the Bank's exposure to off-statement of financial condition risk, except for undisbursed construction loan funds, is as follows at June 30, 2001:

                                                                       Notional
                                                                        Amount
                                                                     -----------
Financial instruments whose contract amounts represent credit risk:
 Undisbursed home equity lines of credit                             $ 8,624,725
 Undisbursed commercial lines of credit                                3,685,611

The Bank evaluates each customer's credit worthiness on a case-by-case basis. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Home equity lines of credit have variable rates based on the prime rate of interest. Home equity lines are reassessed every five years. Because many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The collateral obtained by the Bank upon extension of credit is based on management's credit evaluation of the customer. The collateral held is the underlying real estate. Undisbursed commercial lines of credit have variable rates of prime plus two percent and are reassessed on an annual basis. Prime at June 30, 2001 was 6.75%.

AF BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 13.  Commitments and Contingencies (Continued)

The Bank has entered into operating leases for AF Bank branch locations in Warrensville, Sparta and Boone, North Carolina and for AF Insurance branches located in Boone, Lenoir and Wilkesboro, North Carolina. The minimum annual lease payments are not significant to the Company's operations.

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

                                          For the Year Ended June 30, 2001
                                   ---------------------------------------------
                                        Income         Shares         Per Share
                                      (Numerator)   (Denominator)       Amount
                                   ---------------------------------------------
Basic and Diluted EPS                 $  489,360      1,024,428        $   0.48
                                   =============================================

                                          For the Year Ended June 30, 2000
                                   ---------------------------------------------
                                        Income         Shares         Per Share
                                      (Numerator)   (Denominator)       Amount
                                   ---------------------------------------------
Basic and Diluted EPS                 $  453,208      1,009,987        $   0.45
                                   =============================================

AF BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 15.  Fair Value of Financial Instruments

The following table reflects a comparison of carrying amounts and the fair values of the financial instruments as of June 30, 2001 and 2000:

                                              2001                           2000
                                  ---------------------------------------------------------------
                                     Carrying          Fair         Carrying         Fair
                                      Value            Value         Value           Value
                                  ----------------------------------------------------------------
Financial assets:
 Cash
  Interest-bearing                  $   7,809,583  $   7,809,583  $   2,599,071  $   2,599,071
  Noninterest-bearing
   deposits                             4,758,182      4,758,182      4,823,781      4,823,781
 Certificates of deposit                   99,000         99,000         99,000         99,000
 Investments                            6,696,052      6,696,052      8,960,452      8,960,452
 Loans receivable                     124,674,509    122,973,554    108,778,257    108,706,482
 Accrued interest receivable              931,028        931,028        688,396        688,396
 FHLB stock                             1,049,400      1,049,400        775,700        775,700

Financial liabilities:
 Deposits                             120,073,932    119,938,462    102,679,834    102,513,268
 Advances from FHLB                    16,961,533     16,961,533     15,513,007     15,513,007
 Notes payable                          1,525,078      1,525,078        700,000        700,000
 Note payable, ESOP                       181,420        181,420        229,878        229,878

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

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash and certificates of deposits: The carrying amounts for cash and short-term
---------------------------------
instruments approximate their fair values.

Investment securities: Fair values for securities are based on quoted market
---------------------
prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of similar securities.

AF BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 15.  Fair Value of Financial Instruments (Continued)

Loans receivable: The fair value of fixed rate loans is estimated by discounting
----------------
the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Certain prepayment assumptions have also been made depending upon the original contractual lives of the loans. The fair value of variable rate loans approximates their carrying value as these loans reprice frequently.

Accrued interest receivable and accrued interest payable: The fair value of
--------------------------------------------------------
accrued interest receivable and payable is the amount receivable or payable on demand at the statement of financial condition date.

FHLB stock: The fair value of FHLB stock is the stated value by the FHLB.
----------

Deposits: The fair value of demand deposits, savings accounts and certain money
--------
market deposits is the amount payable on demand at the statement of financial condition date. The fair value of fixed maturity certificates of deposit are estimated based upon the discounted value of contractual cash flows using rates currently offered for deposits with similar remaining maturities.

Advances from FHLB, Notes payable and Note payable, ESOP: The fair value of the
--------------------------------------------------------
Advances from FHLB, Notes payable and Note payable, ESOP is equal to the carrying value of the liability.

Off-statement of financial condition instruments: Fair values for the Company's
------------------------------------------------
off-statement of financial condition instruments (loan commitments) are based on fees currently charged for similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings. The fair value for such commitments is nominal.

Note 16.  Reorganization and Minority Stock Offering

On October 4, 1996, the Bank consummated its reorganization, as explained in
Note 1, and issued 461,779 shares in a minority stock offering (including 36,942 shares to the ESOP) which resulted in gross proceeds of $4,617,790, or $3,917,389, net of conversion costs of $700,401. At closing, such costs were netted against the stock proceeds received and shown as a reduction of stockholders' equity. As a part of the reorganization, the Bank formed a mutual holding company, AsheCo, M.H.C., which was issued 538,221 shares of the Bank's common stock. Members of the mutual holding company consist of depositors of the Bank, who have the sole authority to elect the board of directors of the mutual holding company for as long as it remains in mutual form. Initially, the mutual holding company's principal assets were the shares of the Bank's common stock received in the reorganization and upon its initial capitalization of $100,000 in cash. The mutual holding company, which by law must own in excess of 50% of the stock of the Bank, was issued stock in the reorganization resulting in an ownership interest of 53.8% of the Bank. By virtue of its ownership of a majority of the outstanding shares of the Bank, the mutual holding company can generally control the outcome of most matters presented to the stockholders of the Bank for resolution by vote except for certain matters related to stock compensation plans, a vote regarding conversion of the mutual holding company to stock form, or other matters which require a vote only by the minority stockholders. The mutual holding company has registered as a savings and loan holding company and is subject to regulation, examination, and supervision by the OTS.

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

AF BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 17.  Mid-Tier Holding Company and Mutual Holding Company Data

The following are the condensed financial statements of AF Bankshares, as of and for the years ended June 30, 2001 and 2000:

                              AF Bankshares, Inc.
                           Condensed Balance Sheets
                            June 30, 2001 and 2000

                                                                 2001               2000
                                                          --------------------------------------
Assets:
 Cash                                                            $     3,761        $       116
 Investment in AF Bank                                            12,765,063         11,688,699
 Investment in AF Insurance Services, Inc.                           655,114            696,028
 Investment in AF Brokerage, Inc.                                    218,785            241,252
 Other assets                                                         76,702            259,060
                                                          ---------------------------------------
                                                                 $13,719,425        $12,885,155
                                                          ======================================
Liabilities and Equity:
 Liabilities:
  Accounts payable                                               $    26,340        $    37,906
  Note payable                                                       250,000                  -
  Note payable - ESOP                                                181,420            229,878
  Redeemable common stock held by the ESOP, net of
   unearned ESOP shares                                              234,178             77,116
                                                          --------------------------------------
                                                                     691,938            344,900
                                                          --------------------------------------
Equity:
 Common stock                                                         10,537             10,537
 Additional paid-in capital                                       11,869,396         11,871,250
 Retained earnings                                                 1,214,225          1,052,270
 Recognition and retention plan                                      (82,728)          (281,344)
 Accumulated other comprehensive income (loss)                        99,907            (28,608)
                                                          -------------------------------------
                                                                  13,111,337         12,624,105
 Less cost of 4,300 shares of treasury stock                         (83,850)           (83,850)
                                                          --------------------------------------
                                                                  13,027,487         12,540,255
                                                          --------------------------------------
                                                                 $13,719,425        $12,885,155
                                                          ======================================

AF BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 17.  Mid-Tier Holding Company and Mutual Holding Company Data (Continued)

                              AF Bankshares, Inc.
                        Condensed Statements of Income
                      Years Ended June 30, 2001 and 2000

                                                                           2001               2000
                                                                       -------------------------------
Interest and investment income                                          $        -         $   65,207
Equity in earnings of subsidiaries                                         635,852            577,154
Income tax credits                                                          79,623             64,344
Other expense                                                             (226,115)          (253,497)
                                                                       -------------------------------
        Net income                                                      $  489,360         $  453,208
                                                                      ================================

                              AF Bankshares, Inc.
                      Condensed Statements of Cash Flows
                      Years Ended June 30, 2001 and 2000

                                                                           2001               2000
                                                                       --------------------------------
Cash Flows from Operating Activities:
 Net income                                                             $  489,360         $  453,208
 Change in assets and liabilities:
  Gain on sale of securities                                                     -           (63,994)
  Equity in earnings of subsidiaries                                      (635,852)          (577,154)
  Increase (decrease) in accounts payable and other liabilities            (24,877)            39,883
  (Increase) decrease in other assets                                      182,358           (147,130)
        Net cash provided by (used in) operating activities            -------------------------------
                                                                            10,989           (295,187)
                                                                       -------------------------------
Cash Flows from Investing Activities:
 Proceeds from sales of securities available for sale                            -            269,335
 Capitalization of AF Brokerage, Inc.                                      (50,000)                 -
                                                                       -------------------------------
        Net cash provided by (used in) investing activities                (50,000)           269,335
                                                                       --------------------------------
Cash Flows from Financing Activities:
 Proceeds from note payable                                                250,000                  -
 Cash dividends paid                                                      (207,344)          (206,442)
                                                                       -------------------------------
        Net cash provided by (used in) financing activities                 42,656           (206,442)
                                                                       -------------------------------
Net increase (decrease) in cash                                              3,645           (232,294)
 Cash - beginning                                                              116            232,410
                                                                       -------------------------------
 Cash - ending                                                          $    3,761         $      116
                                                                       ===============================

AF BANKSHARES, INC. AND SUSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 17.  Mid-Tier Holding Company and Mutual Holding Company Data (Continued)

The following are the condensed financial statements of the mutual holding company, AsheCo, M.H.C., as of and for the years ended June 30, 2001 and 2000:

                                AsheCo, M.H.C.
                           Condensed Balance Sheets
                            June 30, 2001 and 2000


                                                                    2001             2000
                                                             ---------------------------------
Assets:
  Cash                                                         $     8,776        $   281,371
  Investment in AA&G, Inc. and Subsidiary                          135,337             99,090
  Investment in AF Bankshares, Inc. and Subsidiaries             6,681,798          6,431,897
  Other assets                                                     391,283             48,588
                                                             ---------------------------------
                                                               $ 7,217,194        $ 6,860,946
                                                             =================================
Liabilities and Equity:
  Liabilities:
    Accounts payable                                                     -        $     1,000
                                                             ---------------------------------
  Equity:
    Additional paid-in capital                                 $ 5,903,977          5,797,425
    Retained earnings                                            1,313,217          1,062,521
                                                             ---------------------------------
                                                                 7,217,194          6,859,946
                                                             ---------------------------------
                                                               $ 7,217,194        $ 6,860,946
                                                             =================================


                               AsheCo, M.H.C.
                       Condensed Statements of Income
                     Years Ended June 30, 2001 and 2000


                                                                     2001               2000
                                                             -----------------------------------
Interest income                                                $     7,862          $   7,367
Equity in earnings subsidiaries                                    287,240            264,713
Income tax credits (expense)                                          (451)            (9,661)
Other expense                                                      (43,956)           (23,981)
                                                             ----------------------------------
Net income                                                     $   250,695          $ 238,438
                                                             ==================================

AF BANKSHARES, INC. AND SUSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 17.  Mid-Tier Holding Company and Mutual Holding Company Data (Continued)

                                AsheCo, M.H.C.
                       Condensed Statement of Cash Flows
                      Years Ended June 30, 2001 and 2000

                                                 2001               2000
                                             -------------------------------
Cash Flows from Operating Activities:
 Net income                                   $ 250,695          $  238,438
 Change in assets and liabilities:
  Equity in earnings of subsidiaries           (287,240)           (264,713)
  Decrease in accounts payable                   (1,000)                  -
  Increase in other assets                     (342,697)            (22,502)
                                             -------------------------------
    Net cash used in operating activities      (380,242)            (48,777)
Cash Flows from Investing Activities:
 Dividends from AF Bankshares, Inc.             107,647             107,645
                                             -------------------------------
Net increase (decrease) in cash                (272,595)             58,868
 Cash - beginning                               281,371             222,503
                                             -------------------------------
 Cash - ending                                $   8,776          $  281,371
                                             ===============================


Note 18.  Recent Accounting Pronouncements Not Yet Adopted

In July, 2001, the Financial Accounting Standards Board issued two statements - Statement 141, Business Combinations, and Statement 142, Goodwill and Other Intangible Assets, which will potentially impact the Company's accounting for its reported goodwill and other intangible assets.

Statement 141:

     . Eliminates the pooling method for accounting for business combinations.
     . Requires that intangible assets that meet certain criteria be reported separately from goodwill.
     . Requires negative goodwill arising from a business combination to be recorded as an extraordinary gain.

Statement 142:

     . Eliminates the amortization of goodwill and other intangibles that are determined to have an indefinite life.
     . Requires, at a minimum, annual impairment tests for goodwill and other intangible assets that are determined to have an indefinite life.

AF BANKSHARES, INC. AND SUSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Note 18.  Recent Accounting Pronouncements Not Yet Adopted (Continued)

Upon adoption of these Statements, the Company is required to:

     . Re-evaluate goodwill and other intangible assets that arose from business combinations entered into before July 1, 2001. If the recorded other intangibles assets do not meet the criteria for recognition, they should be reclassified to goodwill. Similarly, if there are other intangible assets that meet the criteria for recognition but were not separately recorded from goodwill, they should be reclassified from goodwill.
     . Reassess the useful lives of intangible assets and adjust the remaining amortization periods accordingly.
     .    Write-off any remaining negative goodwill.

The Company has not yet completed its full assessment of the effects of these new pronouncements on its financial statements and so is uncertain as to the impact. The standards will be required to be implemented by the Company by July 1, 2002.

Note 19.  Subsequent Event

The Company has participated in a pooled capital securities transaction to securitize debt to be offered and sold to qualified buyers in a private placement offering. The Company issued $5,000,000 of fixed rate middle market capital securities in the offering, which closed in July 2001. The coupon for the fixed rate securities is 10.25%, and the securities are non-callable for five years. The debt will be recorded as a liability in the Company's consolidated financial statements. The Company infused $3,000,000 of the proceeds into the Bank, where it will be added to Tier 1 capital for regulatory reporting purposes.

AF BANKSHARES, INC.
CORPORATE INFORMATION

                                   OFFICERS

James A. Todd                                Melanie Paisley Miller
President and Chief Executive Officer        Executive Vice President, Secretary/Treasurer,
                                              Chief Financial Officer



                                   DIRECTORS

Jan R. Caddell, Chairman                     Kenneth R. Greene, Vice Chairman

James A. Todd                                John D. Weaver

Jerry L. Roten                               Wayne R. Burgess

Jimmy D. Reeves                              Frank E. Roland

                                    OFFICES

Corporate Office                                           AF Brokerage Office
----------------                                           -------------------
21 East Ashe Street                                        206 S. Jefferson Avenue
West Jefferson, North Carolina 28694                       West Jefferson, North Carolina 28694

AF Bank Offices                                            AF Insurance Offices
---------------                                            --------------------
205 S. Jefferson Avenue                                    206 S. Jefferson Avenue
West Jefferson, North Carolina 28694                       West Jefferson, North Carolina 28694

840 E. Main Street                                         315 Main Street
Jefferson, North Carolina 28640                            North Wilkesboro, North Carolina 28659

4951 NC Hwy. 88 West                                       324 Morganton Blvd, SW
Warrensville, North Carolina 28693                         Lenoir, North Carolina 28645

403 South Main Street                                      403 South Main Street
Sparta, North Carolina 28675                               Sparta, North Carolina 28675

285 Highway 105                                            227A West Main Street
Boone, North Carolina 28607                                Elkin, North Carolina 28621

STOCK TRANSFER AGENT                                       400 Shadowline Drive, Suite 104
Mellon Investor Services, LLC                              Boone, North Carolina 28607
44 Wall Street, 6th Floor
New York, New York 10005                                   LEGAL COUNSEL
                                                           Vannoy & Reeves
AUDITORS                                                   306 East Main Street
McGladrey & Pullen, LLP                                    West Jefferson, North Carolina 28694
One Morrocroft Centre
6805 Morrison Boulevard, Suite 200                         Thacher Proffitt & Wood
Charlotte, North Carolina 28211                            1700 Pennsylvania Avenue
                                                           Washington, DC 20006
ANNUAL MEETING
The 2001 annual meeting of stockholders of                 FORM 10-KSB
AF Bankshares, Inc. will be held on                        A copy of Form 10-KSB as filed with the
November 5, 2001 at 6:00 p.m. at the Corporate             Office of Thrift Supervision will be
Office, 21 East Ashe Street, West Jefferson,               furnished without charge to shareholders upon
North Carolina 28694.                                      written request to James A. Todd, President,
                                                           AF Bankshares, Inc., 21 East Ashe Street, P.O.
                                                           Box 26, West Jefferson, North Carolina 28694.

COMMON STOCK

The Company had 1,049,379 shares of common stock outstanding at August 31, 2001, which are held by 419 shareholders of record. The majority of the outstanding shares are held by the mutual holding company AsheCo, MHC. The remaining 511,158 shares are owned by minority shareholders including the Company's ESOP. Shares are quoted on the OTC Electronic Bulletin Board under the symbol "ASFE."

MARKET FOR THE COMMON STOCK

There is no established market for the Company's common stock, excluding occasional quotations, although the Company's common stock is quoted on the OTC Electronic Bulletin Board. The table below reflects the stock trading and dividend payment frequency of the Company for the years ended June 30, 2001 and 2000. For further information regarding the Company's dividend policy and restrictions on dividends paid, please refer to note 7 of the notes to the consolidated financial statements. Stock prices reflect bid prices between broker/dealer, prior to any markups, markdowns or commissions, is based upon information provided to management of the Company by certain securities firms effecting transactions in the Company's stock on an ongoing basis, and may not necessarily represent actual transactions.

                                                            Stock Price
2001                                       Dividends      High         Low
--------------------------------------------------------------------------------
First Quarter                              $   0.05     $   8.75     $   7.50
Second Quarter                                 0.05         9.00         7.38
Third Quarter                                  0.05        11.00         8.25
Fourth Quarter                                 0.05        11.25        10.80

                                                            Stock Price
2000                                       Dividends      High         Low
--------------------------------------------------------------------------------
First Quarter                              $   0.05     $  11.88     $  10.00
Second Quarter                                 0.05        12.00         8.13
Third Quarter                                  0.05         9.38         8.50
Fourth Quarter                                 0.05         8.00         6.13

Disclaimer: This statement has not been reviewed, or confirmed for accuracy or relevance, by the Office of Thrift Supervision.