Form 10KSB, Exhibit 13
period 2002-06-30
AF BANKSHARES INC
filed 2002-09-30
CIK 1064025

2002 Annual Report

Table of Contents

Selected Financial Data ...................................................  2

Letter to Shareholders ....................................................  4

Management's Discussion and Analysis ......................................  7

Consolidated Statements of Financial Condition ............................ 20

Consolidated Statements of Income ......................................... 21

Consolidated Statements of Shareholders' Equity ........................... 22

Consolidated Statements of Cash Flow ...................................... 23

Notes to Consolidated Financial Statements ................................ 25

Independent Auditor's Report .............................................. 49

Corporate Information ..................................................... 50

Selected Financial Data and Other Data of the Company

The following table sets forth certain information concerning the financial position and results of operation of the Company at the dates and for the year end as indicated. The selected financial condition data and the selected operating data for the years then ended were derived from the audited financial statements of the Company. The information should be read in conjunction with the financial statements of the Company and notes to the financial statement presented elsewhere.

                                                                         June 30,
                                        ---------------------------------------------------------------------------
                                             2002           2001           2000            1999           1998
                                        -------------  --------------  -------------  -------------  --------------
                                                                  (Dollars in thousands)

Selected Financial Condition Data:
Total assets                            $     177,061  $      153,448  $     133,370  $     109,931  $       100,074
Loans receivable, net/1/                      143,553         124,675        108,778         81,157           72,628
Investment securities/2/                       11,422           7,844          9,835         11,798            9,017
Cash and cash equivalents/3/                   11,220          12,568          7,423         12,395           14,789
Savings deposits                              136,769         120,074        102,680         93,106           82,488
FHLB advances                                  18,910          16,962         15,513          2,564            4,116
Equity                                         12,777          13,027         12,540         12,218           11,486
Book value per share                            12.17           12.41          11.95          11.64            10.90

Selected Operating Data:
Interest income and dividends           $      11,310  $       11,648  $       9,393  $       7,879  $         7,356
Interest expense                                5,801           6,355          4,685          3,967            3,795
                                        -------------  --------------  -------------  -------------  ---------------
       Net interest income                      5,509           5,293          4,708          3,912            3,561
Provision for loan losses                         420             225             88             20              (25)
                                        -------------  --------------  -------------  -------------  ---------------
       Net interest income after provision
         for loan losses                        5,089           5,068          4,620          3,892            3,586
Non-interest income                             3,120           2,493          1,821          1,206              991
Non-interest expense                            8,117           6,757          5,660          4,349            3,488
                                        -------------  --------------  -------------  -------------  ---------------
Income before income tax expense                   92             804            781            749            1,089
Income tax expense                                 56             315            328            235              381
                                        -------------  --------------  -------------  -------------  ---------------
       Net income                       $          36  $          489  $         453  $         514  $           708
                                        =============  ==============  =============  =============  ===============

Selected Ratios

Basic earnings per share/4/             $        0.03  $         0.48  $        0.45  $        0.52  $          0.73
Diluted earnings per share/4/                    0.03            0.48           0.45           0.52             0.72
Dividends per share                              0.20            0.20           0.20           0.20             0.20

1. Loans receivable, net is comprised of total loans less allowance for loan losses, undisbursed loan funds, and deferred loan fees.

2.   Includes FHLB stock, certificates of deposit and investment securities.

3. Includes interest-earning deposit balances of $4.9 million, $7.8 million, $2.6 million, $4.2 million, and $11.8 million at June 30, 2002, 2001, 2000,
     1999, and 1998, respectively.

4. Earnings per share has been calculated in accordance with the Statement of Financial Accounting Standards No. 128, Earnings Per Share, and is based on net income for the year, divided by the weighted average number of shares outstanding for the year. In accordance with the AICPA's SOP 93-6, unallocated ESOP shares were deducted from outstanding shares used in the computation of earnings per share. Diluted earnings per share includes the effect of dilutive common stock equivalents in the weighted average number of shares outstanding.

Selected Financial Data and Other Data of the Company

                                                                        At June 30,
                                        ---------------------------------------------------------------------------
                                             2002           2001           2000            1999           1998
                                        -------------  --------------  -------------  -------------  --------------

Selected Financial Ratios and Other Data:
Performance Ratios:
   Return on average assets/1/                   .02%           0.34%          0.37%          0.49%           0.78%
   Return on average equity/1/                   .28%           3.80%          3.99%          4.47%           6.31%
   Average equity to average assets             7.51%           8.83%          9.21%         11.02%          12.21%
   Equity to total assets at end of period      7.21%           8.49%          9.40%         11.11%          11.48%
   Interest rate spread/2/                      3.51%           3.56%          3.84%          3.64%           3.64%
   Average interest-earnings assets to
     average interest-bearing liabilities     101.40%         108.48%        108.18%        110.20%         111.95%
   Net interest margin/3/                       3.97%           3.97%          4.18%          4.06%           4.17%
   Non-interest expense to average assets       4.77%           4.64%          4.59%          4.17%           3.80%
   Efficiency ratio/4/                         94.06%          86.78%         86.69%         84.96%          76.63%
   Dividend payout ratio/6/                   666.67%          41.67%         44.44%         38.46%          27.40%

Regulatory Capital Ratios:/5/

   Tangible capital                             9.51%           8.37%          8.89%         10.00%          10.90%
   Interest expense                             9.51%           8.37%          8.89%         10.00%          10.90%
   Total risk based capital                    13.00%          12.28%         11.94%         17.40%          20.40%

Asset Quality Ratios and Other Data:
   Ratios:

     Nonperforming loans to total loans         0.32%           0.36%          0.36%          0.07%           0.03%
     Nonperforming loans and real estate
       owned to total assets                    0.41%           0.47%          0.53%          0.11%           0.06%
     Allowance for loan losses to:
       Nonperforming loans                    245.92%         213.36%        238.20%       1871.14%         851.10%
       Total loans                              0.78%           0.78%          0.86%          1.28%           1.60%
   Number of full service branches                 7               5              5              5               4

1. With the exception of end of period ratios, all ratios are based on average monthly or quarterly balances during the indicated periods, and are annualized where appropriate. Asset Quality, Regulatory Capital and Regulatory Capital Ratios are end of period ratios.

2. The interest rate spread represents the difference between the weighted-average yield on interest-bearing assets and the weighted-average cost of interest-bearing liabilities.

3. The net interest margin represents net interest income as a percent of average interest-earning assets.

4. The efficiency ratio represents non-interest expense as a percentage of the sum of net interest income and non-interest income.

5. For definitions and further information relating to the Bank's regulatory capital requirements, see "Regulation - Regulation of Federal Savings Associations - Capital Requirements" and Note 8 of Notes to the Consolidated Financial Statements.

6. The dividend payout ratio represents dividends per share as a percentage of basic earnings per share. Earnings per share has been calculated in accordance with the Statement of financial Accounting Standards No. 128, Earnings Per Share, and is based on net income for the year, divided by the weighted average number of shares outstanding for the year. In accordance with the AICPA's SOP 93-6, unallocated ESOP shares were deducted from outstanding shares used in the computation of earnings per share.

Letter To Shareholders

Dear Shareholder,

AF Bankshares, Inc. closed a difficult fiscal year 2002 on a solid economic basis, with the foundation in place for significant progress starting in 2003.

Total assets as of June 30, 2002 stood at $177,061,424, a 15.4% increase over June 30, 2001. For the same period, loans receivable stood at $143,553,436, up 15.1% from the $124,674,509 at June 30, 2001.

Noninterest income for the fiscal year ended June 30, 2002 was $3,120,483, compared to $2,493,479 for the fiscal year ended June 30, 2001. Net income was $36,142 in FY 2002, a decrease from $489,360 in FY 2001. For detailed results and comparisons, see the financial section of this report.

While net income was not at the level we would have preferred, it was in line with the Company's projections for the year. More importantly, we believe that investments made in FY 2002 and the preceding two fiscal years have created the opportunity for substantial long-term earnings that we expect to be reflected in next year's results.

September 11th dealt a tragic blow to the United States, and to our economy. Recent accounting irregularities among some of the largest companies in the country have depressed the stock market even further. But let me hasten to add that I believe the underlying American economy is sound, and resilient. Hopefully, government policy will not overreact to recent events. In my opinion, the Federal Reserve has acted, and continues to act prudently, systematically, and effectively. While I am cautiously optimistic about an economic recovery, I am equally aware that economic prognostication is a treacherous art.

                                    [PHOTO]

Whatever direction the economy takes in the coming year, your Company stands ready to respond in a fiscally responsible, profitable manner.

Among your Company's accomplishments during the past year were:

o the opening of an in-store branch of AF Bank at Wal-Mart; and

o the grand opening of the Mount Jefferson AF Financial Center, for the first time combining the services of AF Bank, AF Brokerage, and AF Insurance under one roof adjacent to the new Wal-Mart.

Now with five banking offices in Ashe County, AF Bank is well positioned to offer the highest levels of convenience to Ashe County residents. Plus, the new Mount Jefferson Financial Center represents a prototype for all future locations of the Company.

Also, during the year we improved the depth of leadership on the board by welcoming Mr. Michael M. Sherman and Mr. Donald R. Moore as the newest directors of your Company. President and CEO of Oldham Company, Mike Sherman brings considerable expertise to the board with his extensive experience in merchandising, marketing, and industry. Don Moore brings substantial experience gained in the regional office with McDonalds, and more recently as the owner of the West Jefferson McDonalds location. His hands-on knowledge in the profitable development and delivery of consumer products adds yet another dimension to the board.

In line with the opening of our first financial center, you will notice a change in the name of your Company in the upcoming year. To better reflect our full-service capabilities, the board has approved a new name "AF Financial Group". Look for our new name early in FY 2003.

Your management team, in concert with your board of directors, has set aggressive objectives for the upcoming year in terms of Company growth, profitability, and net income. I look forward to reporting the results of those objectives to you next year at this time. However, the ends do not always justify the means. Allow me to emphasize the manner in which these objectives will be achieved.

AF Bankshares was founded, and has been built upon providing outstanding personal service to our customers ... developing long-term relationships, instead of account numbers ... becoming a strong financial partner with the individuals, families, and businesses in our communities. You will find no inflated numbers in our financials, no short-term gains simply to make the quarterly reports look better. We firmly believe that building a company with enduring values and longstanding customer ties is the best way to enhance shareholder value.

Our intentions are to continue the Company's longstanding tradition of exceptional, personalized financial service dedicated to the best interests of our valued customers. Whatever investments in facilities, equipment, data processing, or state-of-the-art computing capabilities we may make, the only reason for those investments is to improve our service, response time, or ability to serve you better.

On behalf of the board of directors, management, and employees, thank you for your interest and support. If you have questions, would like more information, or there is any way we may be of additional service to you, your family, or your business, please let us know.

Sincerely,

/s/ James A. Todd

James A. Todd
President & CEO

                    [This page is intentionally left blank]

Management's Discussion and Analysis
June 30, 2002 and 2001

Management's Discussion and Analysis

This discussion contains certain forward-looking statements consisting of estimates with respect to the financial condition, results of operations and other business of the Company, that are subject to various factors which could cause actual results to differ materially from the estimates. These factors include: changes in general, economic and market conditions; the development of an adverse interest rate environment that negatively affects the interest rate spread or other income anticipated from the Company's operations and investments; and depositor and borrower preferences. The information in this section should be read in conjunction with the Consolidated Financial Statements, the accompanying Notes to the Consolidated Financial Statements and the other sections contained in this document.

Reorganization

AF Bankshares, Inc. (the "Company") is a federally chartered stock holding company for AF Bank (the "Bank"), which conducts business from its main office located in West Jefferson, North Carolina, with branches in Boone, Jefferson, Sparta, Warrensville, and West Jefferson, North Carolina. The Company has an insurance subsidiary headquartered in West Jefferson, North Carolina, operating as AF Insurance Services, Inc. with branches in Boone, Elkin, Jefferson, Lenoir, Sparta, West Jefferson, and Wilkesboro, North Carolina. The Company has a brokerage service subsidiary headquartered in West Jefferson, North Carolina, operating as AF Brokerage, Inc., which serves Ashe, Alleghany, Wilkes and Watauga counties; as well as Union County, North Carolina, through a third party arrangement with a bank in Monroe, North Carolina.

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

During the year ended June 30, 1999, the Company purchased 6,300 shares of its common stock for a total price of $113,750. In the same year, the Company issued 2,000 of these shares. During the quarter ended March 31, 2002, the Company issued 460 of these shares. Management does not plan to acquire additional shares until it has a specific purpose for additional stock purchases.

Critical accounting policies

The notes to our audited consolidated financial statements for the year ended June 30, 2002 included in our annual report on Form 10-KSB for the year ended June 30, 2002, contains a summary of our significant accounting policies. We believe our policies with respect to the methodology for our determination of the allowance for loan losses, and asset impairment judgments, including the recoverability of intangible assets involve a higher degree of complexity and require management to make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could cause reported results to differ materially. These critical policies and their application are periodically reviewed with the Audit Committee and our Board of Directors.

Management's Discussion and Analysis
June 30, 2002 and 2001

General

The Company realized net income of $36,142 and $489,360 for the years ended June 30, 2002 and 2001, respectively. The Company's operating results are primarily dependent upon net interest income, fees and charges and insurance commissions. Net interest income is the difference between interest earned on loans, investments and interest-earning deposits at other financial institutions, and the cost of interest-bearing savings deposits and other borrowings. The primary interest-earning asset of the Company is its mortgage loan portfolio, representing 83.2% of total loans, with approximately 76.5% of portfolio mortgage loans at fixed rates as of June 30, 2002. The net interest income of the Company is affected by changes in economic conditions that influence market interest rates. This exposure to changes in interest rates contributes to a moderate degree of interest rate risk, because of the negative impact of increasing rates to the Bank's earnings and to the net market value of its assets and liabilities. Additionally, the Company receives fee income primarily from loan origination fees; late loan payment fees; commissions from the sale of credit life; accident and health insurance; deposit transaction fees; insurance commissions generated from the insurance agency subsidiary; commission income generated from the Company's brokerage subsidiary; and for payment of other services provided to customers by the Company. The major non-interest costs to the Company include compensation and benefits; occupancy and equipment; and data processing costs. Other external factors that affect the operating results of the Company include changes in government and accounting regulations; costs of implementing information technology; and changes in the competitive dynamics within the Company's market area.

Management Strategy

Management believes that the Company's customers perceive "financial services" to encompass five broad categories: funds transfer including checking accounts; insured savings instruments; credit/lending services; insurance; and securities brokerage. Further, management believes that failure to offer insurance and brokerage services in addition to traditional `banking only' services would impair the Company's growth and make retention of existing customers more difficult. The Company continues to seek opportunities to increase market penetration for its products and services, primarily in northwestern North Carolina. During the three-month period ending September 30, 1998, the Company established a securities brokerage subsidiary, AF Brokerage, Inc., that currently conducts brokerage services from offices in West Jefferson, and by appointment in the Company's other office locations. AF Brokerage, Inc. applied to the NASD for membership in the third quarter of 1998 and was granted membership on October 22, 1999. AF Brokerage, Inc. commenced operation in the fourth quarter of 2000 as an independent broker/dealer. During the current fiscal year, AF Brokerage entered into a service contract with a non-affiliated community bank in Monroe, North Carolina, to provide investment services to the bank's customers through a dual employee arrangement. This move signals the first step in the brokerage firm's intent to enter and expand its business into the arena of third party providers for non-competitive client financial institutions in North Carolina. Management continues to evaluate acquisitions and business opportunities that will provide access to new customers and expanded markets, with an emphasis on enhancing the Company's long-term value and earnings potential.

On November 1, 2000, the Company purchased the assets of an insurance agency in Boone, North Carolina, adding insurance products to the banking services offered by the Company in Watauga County. On October 1, 2001, the Company purchased the assets of an insurance agency in Sparta, North Carolina. Management believes that penetration into new (especially contiguous) markets increases the opportunity to deliver products from all of the Company's subsidiaries to a broader market base, thereby making the insurance and brokerage subsidiaries more profitable investments by increasing the economies of scale, as well as improving the economies of scope, and at the same time adding to the products that are available for delivery to the Company's customers. Of course, management is equally committed to protecting and expanding the Company's market share in existing markets. As evidence of this continuing commitment, on October 24, 2001 AF Bank opened the only financial institution outlet located inside the new Wal-Mart in West Jefferson, North Carolina. Also, the Company opened a freestanding, full-service branch adjacent to Wal-Mart during the year ended June 30, 2002. Thus, customers will enjoy the convenience of banking where they shop, as well as having access to a comprehensive array of financial services at the freestanding branch office (including an ATM, drive-through lanes, and a commercial depository). The Company continues to seek opportunities to increase the market penetration of its services.

Management's Discussion and Analysis
June 30, 2002 and 2001

Management believes it is important to view the year ended June 30, 2002 financial results of the Company within the larger context of the Company's long-term strategic business plan. Doing so helps keep short-term results in better perspective, and underscores management's commitment to the long-term profitability and success of the Company.

Management has long recognized the dramatically changing dynamics of the delivery system for financial services in this country. Both individuals and businesses now look to a broadening array of sources for needed (or wanted) financial products. Individuals and families are opening FDIC insured savings accounts at brokerage houses; they are purchasing mutual funds and annuities through offices of banking organizations; and they are using the services of non-bank financial planners to plan their retirements. Companies are increasingly taking their cash management function to independent brokers or insurance company representatives; they are investing idle cash through discount brokerages on the Internet; and they are establishing letters and lines of credit with investment bankers, indirect credit companies and others.

During 1995, management introduced fixed rate mortgage loans with provisions allowing the Bank to "call the loan due" after three or five year periods, reducing the period of time the Bank is exposed to a fixed rate of interest in order to reduce interest rate risk. The call provision is now used primarily where the fixed rate mortgage does not qualify for sale in the secondary market, and where the borrower has no desire for an adjustable rate mortgage. At approximately the same time, the Bank began to offer consumer loans, including automobile and home improvement loans. At June 30, 2002, consumer loans constituted approximately 9.3% of portfolio loans.

In 1994, the Bank began offering commercial loans to small businesses in Ashe County and expanded its commercial lending to include small businesses in Alleghany County and Watauga County. Commercial loans generally have rates based on the prime rate of interest that more closely reflects prevailing market interest rates than do fixed rate products or other rate indices. Additionally, consumer and commercial loans generally have shorter terms and greater interest rate sensitivity than mortgage loans. Management has pursued the preceding mortgage and non-mortgage loan strategies to reduce the level of interest rate risk inherent in the Bank's loan portfolio, while maintaining acceptable levels of credit risk. Funding for loan originations has been provided by: aggressively marketing savings and checking accounts; competitively pricing certificates of deposits; and borrowing from the Federal Home Loan Bank of Atlanta ("FHLB"). Deposits increased $16.7 million as the result of normal business activities and FHLB advances increased $1.9 million during the year ended June 30, 2002.

In addition to loans, the Bank invests in: federal agency securities, certificates of deposit (generally with terms of five years or less), overnight deposits with the FHLB, equity securities in the Federal Home Loan Mortgage Corporation (FHLMC), municipal bonds, and mortgage-backed securities secured by adjustable rate mortgages and issued by the Government National Mortgage Association (GNMA) and Fannie Mae. Management does not engage in the practice of trading securities; rather, the Bank's investment portfolio consists primarily of securities designated as available for sale. Management intends to maintain investment securities to meet liquidity needs, as a supplement to its lending activities, and as a means to reduce interest rate risk and credit risk of its asset base in exchange for lower rates of return than would typically be available with other lending activities.

The Company now believes that it has a foundation to successfully compete in its established markets. In all AF Bank markets, the Company has the capability to deliver comprehensive insurance services through its insurance subsidiary and the potential to deliver securities services through AF Brokerage, Inc. The challenge facing management is to provide the most economical, efficient - and most importantly - desirable platform for delivering these services to AF customers, clients, and prospects. It is a challenge management is working hard to meet. In coming years, management believes the Company's established foundation and emerging platform will drive the Company's long-term viability as a competitively superior financial services provider in all markets.

Management's Discussion and Analysis
June 30, 2002 and 2001

There are a number of positive factors and recent events, which reflect the Company's progress toward its long-term goals during the year ended June 30, 2002:

    o An increase in net loans of $18.9 million or 15.1%;

    o Asset growth of $23.6 million or 15.4%;

    o An increase of $627,004 or 25.1% in noninterest income, as compared to the corresponding twelve month period ended June 30, 2001, reflecting the Company's continuing emphasis in the areas of insurance and securities services;

    o The opening of a new branch location allowing AF Bank to be the sole financial institution located inside the new Wal-Mart in West Jefferson; and

    o The opening of a full-service financial service center that offers local individuals, families, and businesses enhanced access and convenience unparalleled by other financial services providers in Ashe County.

Management believes that growth in the Bank is necessary to support the level of services that is expected by the customer base. The business plan for the Bank includes substantial asset growth over a three-year period ending June 30, 2005. Prudent capital planning and regulatory requirements stipulate that minimum levels of capital must be maintained. A part of the aforementioned plan required acquisition of capital beyond that created from earnings. Management reviewed the options and determined that participating in a trust preferred securities issuance was the most efficient and economical means of generating additional capital. In addition, this strategy does not dilute current stockholders' holdings in the Company.

On July 16, 2001, the Company issued 5,000 shares totaling $5.0 million of Company obligated mandatorily redeemable preferred securities of AF Capital Trust I (the "Trust"). The Trust exists for the sole purpose of issuing trust preferred securities and investing the proceeds in subordinated debentures of the Company. These subordinated debentures constitute the sole assets of the Trust. The securities provide for cumulative cash distributions at a fixed annual rate of 10.25%. The Company may, at one or more times, defer interest payments on the capital securities for up to 10 consecutive semi-annual periods, but not beyond July 25, 2031. At the end of the deferral period, all accumulated and unpaid distributions will be paid. The capital securities will be redeemed on July 25, 2031; however, the Company has the option to shorten the maturity date to a date not earlier than July 25, 2006. Holders of the capital securities have not voting rights, are unsecured, and rank junior in priority of the payment to all of the Company's indebtedness and senior to the Company's capital stock.

Management is optimistic about the future of the Company. Overall, management and the board of directors continue to be pleased with the progress of the Company, particularly in light of the investments required (i.e., slightly lower short-term earnings) to accomplish the goals of the long-term strategic plan. This is especially true when the events of September 11, 2001, subsequent market fluctuations and their negative influence upon the financial industry are taken into account.

Comparison of Financial Condition at June 30, 2002 and 2001

Total assets increased by $23.6 million, or 15.4%, to $177.1 million at June 30, 2002 from $153.4 million at June 30, 2001. The increase in assets was primarily the result of an increase of $18.9 million, or 15.1%, in loans receivable, net, from June 30, 2001 to June 30, 2002, an increase of $3.7 million or 55.7%, in securities available for sale from June 30, 2001 to June 30, 2002 and an increase of $1.8 million or 43.2% in office properties and equipment, net. The increase in net loans receivable is typical for the Bank, which operates in lending markets that have had sustained loan demand over the last several years. Increases in net loans outstanding, securities available for sale, and office properties, net, were primarily funded by an increase of $16.7 million in deposits and the $5.0 million received as a result of issuing subordinated debt during the year ended June 30, 2002, in order to provide additional capital for the Company and its banking subsidiary.

Management's Discussion and Analysis
June 30, 2002 and 2001

The Company's investment in net intangible assets increased $36,542 during the twelve month period ended June 30, 2002. This increase was due to the purchase of an insurance agency in Sparta, North Carolina during the first quarter of the current fiscal year. The Company's net investment in property and equipment increased $1.8 million, or 43.2%, to $6.0 million at June 30, 2002, and was primarily a result of costs associated with the new bank branch location inside the Wal-Mart store and the new financial services center location that was opened during the current fiscal year.

The Bank's deposits increased by $16.7 million, or 13.9%, from $120.1 million at June 30, 2001 to $136.8 million at June 30, 2002. Management believes that the increase in deposits is attributable to its continuing marketing efforts directed towards increasing balances in savings and transaction accounts and in smaller, stable certificates of deposits. During the year ending June 30, 2002, the Bank's savings and transaction accounts increased $19.3 million for a net gain of 885 new accounts. This increase was partially offset by a decrease of $2.2 million in the Bank's certificates of deposits. Management intends to continue its marketing efforts and to offer new products to increase the lower cost core deposits. The increase in deposit accounts helped fund the $18.9 million growth in net loans.

At June 30, 2002, retained earnings had decreased $293,053, or 3.5%, to $8.2 million as a result of net income of $36,142, a decrease for the fair market value for ESOP stock in the amount of $120,024, a reduction for dividends of $206,871, and a decrease for the issuance of 460 shares of treasury stock in the amount of $2,300. Deferred recognition and retention plan ("RRP") decreased by $82,728 as a result of recognizing the vesture of the remaining RRP shares. At June 30, 2002, the Bank's regulatory capital amounted to $16.6 million compared to $12.7 million at June 30, 2001, which was in excess of regulatory capital requirements at such date. The increase in regulatory capital reflects a $3.0 million capital contribution by the Company to the Bank. This capital contribution was funded by the proceeds from the sale of the trust preferred securities.

The Bank's level of non-performing loans, defined as loans past due 90 days or more, decreased to $460,041 at June 30, 2002 compared to $479,000 at June 30, 2001. The Bank recognized net charge offs of approximately $310,800 during the year ended June 30, 2002 compared to net charge offs of $183,000 for the comparable period ended June 30, 2001. This relatively higher level of net charge offs was attributable to recent negative economic events on the local level, principally related to factory closings in two of the Company's primary markets and higher unemployment due to the closings. As a result and based on management's analysis of its allowances, a $420,400 provision for loan loss allowance was made during the year ended June 30, 2002.

Management anticipates no specific need for future provision at levels comparable to the provisions made during the year ended June 30, 2002; however, in a volatile environment, additional allowances for losses are possible.

Comparison of Operating Results for the Fiscal Years Ended June 30, 2002 and
2001

The Company had net income for the year ended June 30, 2002 of $36,142 compared to net income of $489,360 during the same period in 2001. Changes in net income during the comparable twelve month period were attributable to: increased compensation expense due to the addition of employees (primarily reflecting the acquisition of the Sparta insurance agency); staffing for the Wal-Mart in-store branch; the interest expense due to the issuance of Capital Securities, and the previously mentioned increase in the provision for loan losses. The increased expenses were partially offset by an increase in net interest income, an increase in noninterest income due to increased commission income from the insurance subsidiary and the gain on sale of investments available for sale. In management's opinion, there has not been a material change in interest rate risk from the end of the Company's most recent fiscal year.

Management's Discussion and Analysis
June 30, 2002 and 2001

Interest Income. Interest income decreased by $337,859 or 2.9% from $11.6 million for the year ended June 30, 2001 to $11,310,310, for the year ended June 30, 2002. Interest income from loans decreased $235,108 or 2.2% from $10,781,353 for the year ended June 30, 2001 to $10,546,245 for the year ended June 30, 2002. The decrease in interest income was due primarily to the reduction in interest rates during the periods. During the year ended June 30, 2002, the Federal Reserve Open Market Committee (FOMC) reduced certain rates that it controls, resulting in a reduction in the prime rate of interest by 2% during the year. Although the decrease in interest income due to declines in interest rates was offset in part by loan growth, the Company believes that, as discussed above, loan growth was adversely impacted by the negative economic events on the local level and related higher unemployment. Although the events of September 11, 2001 did not have a direct impact on the Company, management believes that such events exacerbated the economic slowdown discussed above. The direct impact of the reduction in interest income is seen as temporary and will not have a material impact on the future operations of the Company.

Table 1.

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

                                    Year ended June 30, 2002                       Year ended June 30, 2001
                                           compared to                                    compared to
                                          June 30, 2001                                  June 30, 2000
                           ------------------------------------------    ------------------------------------------
                                       Increase/(Decrease)                            Increase/(Decrease)
                                             Due to                                         Due to
                           ------------------------------------------    ------------------------------------------
                                                   Rate/                                         Rate/
                            Volume      Rate      Volume       Net        Volume      Rate      Volume       Net
                           ---------  ---------  ---------  ---------    ---------  ---------  ---------  ---------
                                                                (In thousands)
Assets:
   Interest-earning assets:
     Interest-bearing
       deposits            $     155  $    (133) $     (95) $     (73)   $      55  $      34  $      10  $      99
     Investment securities        84       (204)       (28)      (148)           6        (31)        (1)       (26)
     Loans receivable          1,361     (1,416)      (184)      (239)       1,693        411         78      2,182
                           ---------  ---------  ---------  ---------    ---------  ---------  ---------  ---------
         Total                 1,600     (1,753)      (307)      (460)       1,754        414         87      2,255
                           ---------  ---------  ---------  ---------    ---------  ---------  ---------  ---------

Liabilities:
   Interest-bearing liabilities:
     NOW and MMDA
       accounts                  (93)      (317)        53       (357)          55         51          8        114
     Passbook savings            287       (215)       (75)        (3)         (40)        23         (1)       (18)
     Certificates of deposit     199       (924)       (47)      (772)         516        466         83      1,065
     Borrowed funds              350        110         37        497          445         37         27        509
                           ---------  ---------  ---------  ---------    ---------  ---------  ---------  ---------
         Total                   743     (1,346)       (32)      (635)         976        577        117      1,670
                           ---------  ---------  ---------  ---------    ---------  ---------  ---------  ---------
       Net interest income $     857  $    (407) $    (275) $     175    $     778  $    (163) $     (30) $     585
                           =========  =========  =========  =========    =========  =========  =========  =========

Management's Discussion and Analysis
June 30, 2002 and 2001

Table 2.

The following table provides information concerning the Bank's yields on interest-earning assets and cost of funds on interest-bearing liabilities over the years ended June 30, 2002 and 2001.

                                                                                 For the year ended June 30,
                                   ------------------      ----------------------------------------------------------------
                                          2002                         2002                               2001
                                   ------------------      --------------------------------   -----------------------------
                                              Average                               Average                         Average
                                   Actual     Yield/        Average                 Yield/    Average               Yield/
                                   Balance     Rate         Balance  Interest       Rate      Balance   Interest     Rate
                                   --------  --------      --------  --------      --------   --------  --------   --------
                                                                   (Dollars in thousands)

Assets:

   Interest-earnings assets:
     Interest-bearing deposits     $  4,869      2.19%     $  6,532       189       2.89%     $  3,799       288      7.58%

     Investment securities           11,422      4.16%       10,954       575       5.25%        9,614       579      6.02%

     Loans receivable, net (1)      143,553      7.57%      135,524    10,546       7.78%      119,965    10,781      8.99%
                                   --------  --------      --------  --------                 --------  --------

         Total interest-
           earning assets           159,844      7.16%      153,010    11,310       7.39%      133,378    11,648      8.73%
                                                                     --------                           --------


     Non-interest-earnings
      assets                         17,217                  17,216                             12,347
                                   --------                --------                           --------
         Total assets              $177,061                $170,226                           $145,725
                                   ========                ========                           ========

Liabilities and equity:
   Interest-bearing liabilities:
     Interest bearing
      checking accounts            $ 24,235      0.91%     $ 22,598  $    313       1.39%     $ 18,505  $    467      2.52%
     Savings                         33,299      2.80%       29,322       796       2.71%       21,744       813      3.74%
     Certificates of deposit         66,667      4.66%       67,879     3,171       4.67%       64,618     3,950      6.11%
     FHLB advances and
      notes payable                  25,356      6.45%       24,077     1,521   %   6.32%       18,081     1,125      6.22%
                                   --------  --------      --------  --------                 --------  --------
         Total interest
          bearing liabilities       149,557      3.94%      143,876     5,801       4.03%      122,948     6,355      5.17%
                                                                     --------                           --------

     Other non-interest-
      bearing liabilities            14,727                  13,560                              9,911
     Equity                          12,777                  12,790                             12,866
                                   --------                --------                           --------
         Total liabilities
          and equity               $177,061                $170,226                           $145,725
                                   ========                ========                           ========

Net interest income and
  interest rate spread (2)                       3.22%              $  5,509        3.36%              $  5,293       3.56%
                                                                    ========                           ========

Net interest-earning assets
   and net interest margin (3)     $ 10,287                $  9,134                 3.60%     $ 10,430                3.97%
                                   ========                ========                           ========
Ratio of interest-earning
  assets to interest-bearing
  liabilities                                  106.88%                            106.35%                           108.48%

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

Management's Discussion and Analysis
June 30, 2002 and 2001

Interest Expense. Interest expense decreased by $554,638 or 8.7% to $5,800,686 for the year ended June 30, 2002 from $6,355,324 for the year ended June 30, 2001. Interest expense on deposits decreased by $949,754 or 18.2% to $4,280,082 for the year ended June 30, 2002 from $5,229,836 for the year ended June 30, 2001. This decrease is the result of the 1.69% decrease in the institution's weighted average rate of deposits during the year ended June 30, 2002, partially offset by the $16.7 million increase in savings deposits and the interest expense on the trust preferred securities.

Net Interest Income. Net interest income increased by $216,779 or 4.1% from $5,292,845 for the year ended June 30, 2001 to $5,509,624 for the year ended June 30, 2002. The increase is a result of a drop in the institution's weighted average rate paid for deposits, partially offset by an increase in the volume of savings deposits, the reduction of the weighted average loan rates and the issuance of the Capital Securities. The FOMC reduced certain rates that it controls, resulting in a reduction in the prime rate of interest by a staggering 4.25% during the twelve months ending December 31, 2001. The ensuing, historically low relative interest rates have had a negative effect on the Company's earnings, due to the fact that earning assets typically re-price quicker than the interest costs on deposits. This negative impact was partially offset by the Company's asset/liability management program, as discussed in more detail later in this document under the heading "Asset/Liability Management".

Provision for Loan Losses. Management made additional provision in the amount of $420,400 to the allowance for loan losses during the year ended June 30, 2002, compared to a $225,004 provision for loan losses made during the year ended June 30, 2001. Provisions, which are charged to operations and resulting loan loss allowances, are amounts that the Bank's management believes will be adequate to absorb potential losses on existing loans that may become uncollectible. Loans are charged off against the allowance when management believes that collection is unlikely. The evaluation to increase or decrease the provisions and resulting allowances is based both on prior loan loss experience and other factors, such as changes in the nature and volume of the loan portfolio, overall portfolio quality and current economic conditions.

The Bank made provisions for loan loss allowances during the year ended June 30, 2002 based upon an analysis of the quality of its loan portfolio. The Bank's level of non-performing loans increased in relation to prior periods and total loans outstanding during the year ended June 30, 2002. Due to this increase and changes in the mix of the Bank's loan portfolio, management determined it was necessary to make an additional provision. At June 30, 2002, the Bank's level of general valuation allowances for loan losses amounted to $1.1 million which management believes is adequate to absorb any existing losses in its loan portfolio.

Non-Interest Income. Non-interest income increased by $627,004, or 25.1% from $2,493,479 for the year ended June 30, 2001 to $3,120,483 for the year ended June 30, 2002. The increase for the year ended June 30, 2002, was primarily attributable to increased revenues generated from insurance sales during the year ended June 30, 2002. Insurance commissions increased $414,544, or 24.4% from $1,699,208 for the year ended June 30, 2001 to $2,113,752 for the year ended June 30, 2002. The increased revenue generated from insurance sales is due to widening market penetration and is expected to continue to produce new growth in non-interest income.

Non-Interest Expense. Non-interest expense increased by $1,360,089 or 20.1% from $6,757,065 for the year ended June 30, 2001 to $8,117,154 for the year ended June 30, 2002. Increases in non-interest expense for the year ended June 30, 2002 are primarily attributable to an increase in compensation costs and in occupancy expenses and computer processing charges associated with the acquisition of the Sparta insurance agency and increased staffing for the Wal-Mart in-store branch and the new Financial Center opened during the year ended June 30, 2002. Compensation costs increased by $548,355 or 15.1% for the year ended June 30, 2002. Occupancy costs increased by $121,368, or 17.0% for the year ended June 30, 2002 primarily due to the costs associated with the new insurance offices and the new bank offices.

Management's Discussion and Analysis
June 30, 2002 and 2001

Income Taxes. Income taxes resulted from applying normal, expected tax rates on income earned during the year ended June 30, 2002 and 2001. Income tax expense was $56,411 and $314,895, for the years ended June 30, 2002 and 2001, respectively. The effective tax rate was higher than the expected tax rates for 2002, resulting from primarily two conditions. First, North Carolina corporations may not file consolidated income tax returns. This can (and did with respect to the Company) have the effect of taxing all income in a particular member of a consolidated group without permitting an offsetting benefit for losses incurred in another member of the same group, creating a higher than expected "overall" state income tax expense. Secondly, the Company incurred a similar amount of non-deductible expenses as in previous years. However, since pre-tax income was lower than in the fiscal year ended June 30, 2001, these expenses made up a larger percentage of taxable income and thereby increased the "overall" effective rate expressed as a percentage of pre-tax income. These non-deductible expenses include items such as a portion of food costs incurred in connection with business development and marketing and life insurance premiums paid on key person policies.

Comparison of Operating Results for the Fiscal Years Ended June 30, 2001 and
2000

General. Net income for the years ended June 30, 2001 and 2000 was $489,000 and $453,000, respectively. The increase of $36,000, or 8.0%, was primarily attributed to an increase in interest income on loans due to both the increased volume of the institution's loan portfolio and an increase in noninterest income due to increased commission income from the insurance subsidiary. These increases were partially offset by an increase in interest expense to fund loan growth; and increased compensation and employee benefit expenses due to the addition of employees to prepare the Company for current and future expansion. Management believes these initial costs of expansion will better position the Company for the future. In management's opinion, there has not been a material change in interest rate risk from the end of the Company's most recent fiscal year.

Net Interest Income. Net interest income increased by $585,000, or 12.4%, from $4.7 million for the year ended June 30, 2000, to $5.3 million for the year ended June 30, 2001. That growth directly reflects increased average outstanding balances in net loans receivable. Interest income from loans increased at the rate of 25.4% for the year ended June 30, 2001. During the year ended June 30, 2001, the Federal Reserve Open Market Committee repeatedly reduced certain rates that it controls, producing a cumulative 2.75% drop in the prime rate of interest. As a consequence of the overall decrease in the prime rate, the Bank's yield on loan balances outstanding only increased 41 basis points during the year ended June 30, 2001.

Interest Income. Interest income increased $2.3 million or 24.0%, from $9.4 million for year ended June 30, 2000, to $11.6 million for the year ended June 30, 2001. The increase was primarily attributed to the $15.9 million increase in net loans receivable from $108.8 million at June 30, 2000 to $124.7 million at June 30, 2001, resulting in an increase of $2.2 million in interest income from loans.

Interest Expense. Interest expense increased by $1.7 million or 35.6%, from $4.7 million at June 30, 2000, to $6.4 million at June 30, 2001. The increase is the result of both an increase in advances outstanding, and a $17.4 million increase in savings deposits for the year ended June 30, 2001; both of which were used to fund loan demand and to increase the balance in cash and cash equivalents.

Provision for Loan Losses. Management allocated an additional $225,000 provision for loan losses during year ended June 30, 2001, compared to an $88,000 provision for loan losses made during the year ended June 30, 2000. Provisions, which are charged to operations and resulting loan loss allowances, are amounts that the Bank's management believed will be adequate to absorb losses on existing loans that may become uncollectible. Loans are charged off against the allowance when management believes collection is unlikely. The evaluation to increase or decrease the provisions and resulting allowances was based both on prior loan loss experience, and other factors, such as changes in the nature and volume of the loan portfolio, overall portfolio quality and current economic conditions.

Management's Discussion and Analysis
June 30, 2002 and 2001

The Bank's provisions for loan loss allowances during year ended June 30, 2001 were based upon an analysis of the quality of its loan portfolio. The Bank's level of non-performing loans remained consistently low in relation to prior periods and total loans outstanding during year ended June 30, 2001, with the exception of one large commercial loan charge-off; therefore, due to changes in the mix of the Bank's loan portfolio, management decided it would be prudent to make an additional provision. At June 30, 2001, the Bank's level of general valuation allowances for loan losses amounted to $1.0 million, which management believed was adequate to absorb any existing losses in its loan portfolio.

Non-Interest Income. Non-interest income increased by $672,000, or 36.9%, from $1.8 million for the year ended June 30, 2000, to $2.5 million for the year ended June 30, 2001. The increase is primarily attributable to increased revenues generated from insurance sales and from the gain on sale of investments available for sale during the year ended June 30, 2001. The increased revenue generated from insurance sales and income generated from the brokerage subsidiary are due to widening market penetration, which should continue to produce growth in non-interest income.

Non-Interest Expense. Non-interest expense increased by $1.1 million or 19.4%, from $5.7 million for the year ended June 30, 2000, to $6.8 million for the year ended June 30, 2001. Increases in non-interest expense for the year ended June 30, 2001 are primarily attributed to an increase in compensation costs and occupancy expenses. Compensation costs increased by $603,000 or 20.0%, for the year ended June 30, 2001. This increase is primarily the result of the addition of employees in order to prepare the Company for current and future expansion. Occupancy costs increased by $212,000 or 42.1%, for the year ended June 30, 2001, primarily due to costs associated with the Boone insurance office.

Income Taxes. Income taxes were derived from the application of normal, expected tax rates on income earned during the year ended June 30, 2001 and 2000. Income tax expense was $315,000 and $328,000 for the years ended June 30, 2001 and 2000, respectively. The effective tax rate applied was slightly lower than statutory tax rates, principally due to qualifying investment income that was exempt from state income taxes.

Capital Resources and Liquidity:

The term "liquidity" generally refers to an organization's ability to generate adequate amounts of funds to meet its needs for cash. More specifically for financial institutions, liquidity ensures that adequate funds are available to meet deposit withdrawals, fund loan demand and capital expenditure commitments, maintain reserve requirements, pay operating expenses, and provide funds for debt service, dividends to stockholders, and other institutional commitments. The Company's primary sources of funds consist of deposits, borrowings, repayment and prepayment of loans, sales and participations of loans, maturities of securities and interest-bearing deposits, and funds provided from operations. While scheduled repayments of loans and maturities of securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by the general level of interest rates, economic conditions, and competition. The Company uses its liquidity resources primarily to fund existing and future loan commitments, to fund net deposit outflows, to invest in other interest-earning assets, to maintain liquidity, and to meet operating expenses. For additional information about cash flows from the Company's operating, financing and investing activities, see "Condensed Consolidated Statements of Cash Flow."

Liquidity management is both a daily and long-term function of management. If the Company requires funds beyond its ability to generate them internally, the Bank believes it could borrow additional funds from the FHLB. At June 30, 2002, the Bank had borrowings of $18.9 million from the FHLB. During the year ended June 30, 2002, the Company received $5.0 million as a result of issuing subordinated debt, in order to provide additional capital for the Company and its banking subsidiary.

The Company anticipates that it will have sufficient funds available to meet its current loan origination commitments. Certificates of deposit which are scheduled to mature in one year or less totaled $50.9 million at June 30, 2002. Based upon historical experience, management believes that a significant portion of such deposits will remain with the Bank.

Management's Discussion and Analysis
June 30, 2002 and 2001

As of June 30, 2002, cash and cash equivalents, a significant source of liquidity, totaled $11.2 million. The OTS regulations require the Company to maintain sufficient liquidity to ensure its safe and sound operation. The Company's capital position and liquidity are in excellent shape by any objective benchmark or comparison.

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

In order to minimize the potential effects of adverse material and prolonged increases in market interest rates on the Company's operations, management has implemented an asset/liability program designed to improve the Company's interest rate risk exposure. The program emphasizes the originations of three and five-year fixed rate balloon mortgages, adjustable rate mortgages, selling long term fixed rate loans to the secondary market, shorter term consumer and commercial loans, the investment of excess cash in short or intermediate term interest-earning assets, and the solicitation of deposit accounts that can be repriced rapidly.

Although the Company's asset/liability management program has generally helped to decrease the exposure of its earnings to interest rate increases, the residual effect of reducing the Company's historical exposure to interest rate increases is a heightened exposure to interest rate decreases. Additionally, a decline in rates for earning assets may occur more rapidly than a decline in funding costs; which happened to be exactly the case for the nine-month period ended March 31, 2002. Certificates of deposit represent the most interest sensitive funding products and typically have terms ranging from three to thirty six months. Consequently, the rates paid for these deposits cannot be adjusted until the maturity date. Loans priced at prime or a margin thereto provide for adjusting rates immediately when market rates change. In a rising rate environment, that ability to make immediate rate adjustments serves to protect the net interest margin against increases in rates at a more rapid speed than the increase in funding. In a declining rate environment, the rates on prime rate based loans decrease immediately while certificate rates lag causing the interest margin to decline until the certificates mature offering an opportunity for repricing.

The most recent quarterly results notwithstanding, management believes that the Company's asset/liability management program continues to function as a useful financial management tool; adequately providing for the safe, sound, and prudent management of the Company's exposure to changes in interest rates.

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

Management's Discussion and Analysis
June 30, 2002 and 2001

The Company's banking subsidiary, AF Bank, has historically been a mortgage lender, which means that it generally has longer terms before repricing its assets than it does repricing its interest bearing liabilities or deposit accounts; therefore, a rising rate environment will have the most negative impact on the NPV of the Company. Management has implemented a strategy of limiting the terms of mortgage loans that it cannot sell in the secondary market, increasing the level of loans tied more closely to market interest rates such as the prime rate, and generally reducing the terms of loans that the Company books for portfolio. The following table presents the Company's NPV at June 30, 2002, as calculated by the OTS, based on information provided to the OTS by the Company.

Table 3. Interest Rate Sensitivity of Net Portfolio Value (NPV)


                            Net Portfolio Value                            NPV as % of PV (5) of Assets
   --------------------------------------------------------------------  ---------------------------------

      Change in        $ Amount in       $ Change          % Change            Ratio           Change
        Rates           Thousands           (1)               (2)               (3)              (4)
   ---------------  ----------------  ---------------  ----------------  ---------------  ----------------
         +300 bp           20,981          (4,922)           (19)%              11.80%          (234) bp
         +200 bp           22,820          (3,083)           (12)%              12.69%          (146) bp
         +100 bp           24,401          (1,503)            (6)%              13.44%           (71) bp
            0 bp           25,904               -              -                14.15%                 -
         -100 bp           27,000           1,096              4%               14.67%            +53 bp

o   (1) Represents  the change in NPV from the base (zero change in rates)  assuming the indicated  change in interest rates.
o   (2) Calculated as the percentage of change in the estimated NPV compared to the base scenario.
o   (3) Calculated as the estimated NPV divided by average total assets.
o   (4) Represents  the change,  expressed in basis  points,  in the ratio of NPV to Assets in each  scenario compared to the base.
o   (5) PV means present value.

As a result of management's actions, at June 30, 2002, the estimated NPV declined by 19% in a 300 basis point rising interest rate shock scenario compared to a loss of 6% in a 100 basis point falling rate scenario. This compares to a decline of 9% under a similar rise and a loss of 3% in a similar decline one year earlier. The interest rate risk is further measured by the basis point decline in the ratio of NPV to PV of assets, defined as the Sensitivity Measure by the OTS. At June 30, 2002, the decline of the Sensitivity Measure was 146 basis points with a 200 basis point shock increase in rates compared to a decline of 83 basis points at June 30, 2001. The OTS uses the 200 basis point shock scenario as the level for determining the Sensitivity Measure.

The following table provided by the OTS reflects further measures of the Company's interest rate risk.

Table 4. Risk Measures:  200 bp Rate Shock

                                                                              June 30,       June 30,
                                                                                2002           2001
                                                                           -------------  --------------
               Pre-shock NPV Ratio:     NPV as a % of PV of Assets              14.15%         12.95%
               Exposure Measure:        Post Shock NPV Ratio                    12.69%         12.12%
               Sensitivity Measure:     Change in NPV                           146 bp          83 bp

Management's Discussion and Analysis
June 30, 2002 and 2001

Certain shortcomings are inherent in the methodology used in the above table. Modeling changes in NPV require making certain assumptions that may tend to oversimplify the manner in which actual yields and costs respond to changes in market interest rates. First, the models assume that the composition of the Bank's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured. Second, the models assume that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity of the repricing of specific assets and liabilities. Accordingly, although the NPV measurements do provide an indication of the Company's interest rate risk exposure at a particular point in time, such measurements are not intended to provide a precise forecast of the effect of changes in market interest rates on the Company's net interest income. Furthermore, in times of decreasing interest rates, the value of fixed-rate assets could increase in value and the lag in repricing of interest rate sensitive assets could be expected to have a negative effect on the Company because of the timing differences in the repricing opportunities for its interest earning assets and its interest bearing deposits. Interest sensitive assets could be expected to have a positive effect on the Company when interest rate are increasing.

Management believes the NPV method of assessing the Company's exposure to interest risk and potential reductions in net interest income is a useful tool for measuring risk. Management also believes that the charts reflect the positive impact of strategies to reduce interest risk. The strategies that have reduced the level of interest rate risk under an increasing rate assumption will continue to reduce the impact of rising rates as long term mortgages are sold and replaced with shorter term mortgages and non-mortgage loans with rates that can be adjusted to more closely simulate market rates of interest.

Future Reporting Requirements

The Financial Accounting Standards Board has issued Statement No. 145, Rescission of FASB Statements No. 4, 44, and 64, Rescission of FASB Statement No. 13, and Technical Corrections, which contains several provisions that may affect the Company's financial statements. Its provisions most likely to impact the Company's financial statements include:

Amendments of SFAS 13, Accounting for Leases SFAS 13 required entities that modified existing capital leases so that they were classified as operating leases to remove the asset and liability of the old lease, record a gain or loss, and account for the new lease separately. SAS 145 now requires such lease modifications to be accounted for as sale/leaseback transactions. Accordingly, any profit or loss now must be deferred and amortized in proportion to the gross rent expensed over the remaining lease term.

The new Statement also amends existing pronouncements to correct references to revised or superseded guidance and to eliminate inconsistencies. The most significant of those changes amends SFAS 95, Statement of Cash Flows to require cash flows from purchases and sales of all trading securities to be classified as cash flows from operating activities.

The amendment to SFAS 13 is effective for transactions occurring after May 15, 2002. All other provisions are effective for financial statements issued on or after May 15, 2002. The Company has not yet been party to any transactions relating to the SFAS 113 amendment and so is uncertain as to the impact. The standard has been implemented by the Company in its 2002 financial statements, but resulted in no material impact to those financial statements.

Impact of Inflation and Changing Prices.

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

Consolidated Statements of Financial Condition
June 30, 2002 and 2001

Assets                                                                                 2002              2001
                                                                                  ---------------  ----------------
Cash and cash equivalents:
   Interest-bearing deposits                                                      $     4,868,508  $      7,809,583
   Noninterest-bearing deposits                                                         6,351,065         4,758,182
Certificates of deposit, at cost                                                                -            99,000
Securities held to maturity (fair value $100,000
   in 2002 and 2001)                                                                      100,000           100,000
Securities available for sale                                                          10,272,145         6,596,052
Federal Home Loan Bank stock                                                            1,049,400         1,049,400
Loans receivable, net                                                                 143,553,436       124,674,509
Real estate owned                                                                         263,035           248,323
Office properties and equipment, net                                                    5,972,706         4,171,804
Accrued interest receivable on loans                                                      857,311           859,840
Accrued interest receivable on investment securities                                      128,396            71,188
Prepaid expenses and other assets                                                       1,569,957           945,079
Deferred income taxes, net                                                                460,019           485,987
Intangible assets, net of accumulated amortization of
   $437,769 in 2002 and $284,311 in 2001                                                1,615,446         1,578,904
                                                                                  ---------------  ----------------
         Total assets                                                             $   177,061,424  $    153,447,851
                                                                                  ===============  ================

Liabilities and Stockholders' Equity

Liabilities

   Savings deposits                                                               $   136,768,838  $    120,073,932
   Notes payable                                                                        1,264,624         1,525,078
   Note payable - ESOP                                                                    181,420           181,420
   Advances from Federal Home Loan Bank                                                18,909,924        16,961,533
   Accounts payable and other liabilities                                               1,768,576         1,444,223
   Redeemable common stock held by the ESOP, net of
     unearned ESOP shares                                                                 391,239           234,178
   Capital securities                                                                   5,000,000                 -
                                                                                  ---------------  ----------------
         Total liabilities                                                            164,284,621       140,420,364
                                                                                  ---------------  ----------------

   Commitments and contingencies                                                                -                 -

Stockholders' equity:

   Common stock, par value $.01 per share; authorized 5,000,000 shares;
     1,053,678 issued; 1,049,838 and 1,049,378 outstanding

     shares at 2002 and 2001                                                               10,537            10,537
   Additional paid-in capital                                                           4,602,930         4,589,702
   Retained earnings, substantially restricted                                          8,200,866         8,493,919
   Recognition and retention plan                                                               -           (82,728)
   Accumulated other comprehensive income (loss)                                           37,350            99,907
                                                                                  ---------------  ----------------
                                                                                       12,851,683        13,111,337
   Less cost of 4,300 shares of treasury stock                                            (74,880)          (83,850)
                                                                                  ---------------  ----------------
         Total stockholders' equity                                                    12,776,803        13,027,487
                                                                                  ---------------  ----------------
         Total liabilities and stockholders' equity                               $   177,061,424  $    153,447,851
                                                                                  ===============  ================

See Notes to Consolidated Financial Statements

Consolidated Statements of Income
Years ended June 30, 2002 and 2001




                                                                                       2002              2001
                                                                                  ---------------  ----------------
Interest income:
   Loans and fees on loans                                                        $    10,546,245  $     10,781,353
   Investment securities                                                                  574,610           578,608
   Interest-bearing deposits                                                              189,455           288,208
                                                                                  ---------------  ----------------
         Total interest income                                                         11,310,310        11,648,169
                                                                                  ---------------  ----------------

Interest expense:

   Deposits                                                                             4,280,082         5,229,836
   Federal Home Loan Bank advances                                                        934,345         1,037,411
   Notes payable                                                                           68,913            69,903
   Capital securities                                                                     495,185                 -
   Note payable, ESOP                                                                      22,161            18,174
                                                                                  ---------------  ----------------
         Total interest expense                                                         5,800,686         6,355,324
                                                                                  ---------------  ----------------
         Net interest income                                                            5,509,624         5,292,845

Provision for loan losses                                                                 420,400           225,004
                                                                                  ---------------  ----------------
         Net interest income after provision
           for loan losses                                                              5,089,224         5,067,841
                                                                                  ---------------  ----------------

Noninterest income:

   Insurance commissions                                                                2,113,752         1,699,208
   Gain on sale of investments available for sale                                         138,997           104,391
   Other                                                                                  867,734           689,880
                                                                                  ---------------  ----------------
         Total noninterest income                                                       3,120,483         2,493,479
                                                                                  ---------------  ----------------

Noninterest expense:

   Compensation and employee benefits                                                   4,173,750         3,625,395
   Occupancy and equipment                                                                835,634           714,266
   Deposit insurance premiums                                                              22,245            20,961
   Computer processing charges                                                            498,107           340,919
   Amortization                                                                           153,457           127,429
   Other                                                                                2,433,961         1,928,095
                                                                                  ---------------  ----------------
         Total noninterest expense                                                      8,117,154         6,757,065
                                                                                  ---------------  ----------------
         Income before income taxes                                                        92,553           804,255

Income taxes                                                                               56,411           314,895
                                                                                  ---------------  ----------------
         Net income                                                               $        36,142  $        489,360
                                                                                  ===============  ================

Basic earnings per share                                                          $          0.03  $           0.48
                                                                                  ===============  ================
Diluted earnings per share                                                        $          0.03  $           0.48
                                                                                  ===============  ================
Cash dividends per share                                                          $          0.20  $           0.20
                                                                                  ===============  ================


See Notes to Consolidated Financial Statements

Consolidated Statements of Stockholders' Equity
Years ended June 30, 2002 and 2001


                                                                                  Accumulated
                                                                   Recognition       Other
                                        Additional                     and        Comprehensive                  Total
                             Common       Paid-in      Retained     Retention       Income      Treasury     Stockholders'
                              Stock       Capital      Earnings       Plan          (Loss)        Stock          Equity
                           -----------  -----------  -----------  -----------     -----------  -----------  -------------
Balance, June 30, 2000     $    10,537  $ 4,591,555  $ 8,331,965  $  (281,344)    $  (28,608)  $  (83,850)  $  12,540,255

Vesting of recognition
  and retention plan                 -            -            -      198,616               -            -        198,616
Transfer to redeemable
  common stock net
  of unearned ESOP shares            -            -     (157,062)           -               -            -       (157,062)
ESOP contribution                    -       (1,853)      37,000            -               -            -         35,147
Cash dividend, $.20 per
  share                              -            -     (207,344)           -               -            -       (207,344)
Net income                           -            -      489,360            -               -            -        489,360
Other comprehensive income,
  net of tax:
   Unrealized holding gains
     arising during period,
     net of taxes of
     $(123,400)                      -            -            -            -         192,068            -              -
   Less:  reclassification
     adjustment for gains
     included in net income,
     net of taxes of $40,838         -            -            -            -          63,553            -              -
                                                                                  -----------
   Other comprehensive
     income                          -            -            -            -         128,515            -        128,515
                                                                                                            -------------
Comprehensive income                 -            -            -            -               -            -        617,875
                           -----------  -----------  -----------   ----------     -----------  -----------  -------------
Balance, June 30, 2001          10,537    4,589,702    8,493,919      (82,728)         99,907      (83,850)    13,027,487

Vesting of recognition
  and retention plan                 -            -            -       82,728               -            -         82,728
Transfer to redeemable
  common stock net
  of unearned ESOP shares            -            -     (157,061)           -               -            -       (157,061)
ESOP contribution                    -       13,228       37,037            -               -            -         50,265
Cash dividend, $.20 per
  share                              -            -     (206,871)           -               -            -       (206,871)
Treasury shares reissued             -            -       (2,300)           -               -        8,970          6,670
Net income                           -            -       36,142            -               -            -         36,142
Other comprehensive income,
  net of tax:
   Unrealized holding gains
     arising during period,
     net of taxes of $13,407         -            -            -            -          22,851            -              -
   Less:  reclassification
     adjustment for gains
     included in net income,
     net of taxes of $53,589         -            -            -            -          85,408            -              -
                                                                                  -----------
   Other comprehensive loss          -            -            -            -         (62,557)           -        (62,557)
                                                                                                            -------------
Comprehensive income                 -            -            -            -               -            -        (26,415)
                           -----------  -----------  -----------   ----------     -----------  -----------  -------------
Balance, June 30, 2002     $    10,537  $ 4,602,930  $ 8,200,866  $         -     $    37,350  $   (74,880) $  12,776,803
                           ===========  ===========  ===========  ===========     ===========  ===========  =============


See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flow
Years ended June 30, 2002 and 2001

                                                                                        2002             2001
                                                                                  ---------------  ----------------
Cash flows from operating activities
   Net income                                                                     $        36,142  $        489,360
   Adjustments to reconcile net income to
     net cash provided by operating activities:
       Provision for loan losses                                                          420,400           225,004
       Loss on disposal of office properties and equipment                                      -             8,540
       (Gain) loss on sale of real estate owned                                               205            (2,471)
       Gain on sale of investments available for sale                                    (138,997)         (104,391)
       Provision for depreciation                                                         632,649           572,888
       Amortization of intangible assets and noncompete covenants                         153,458           127,429
       Amortization of deferred loan fees                                                (326,179)         (160,713)
       Amortization of premium/discount on investments                                        (15)           (9,783)
       Amortization of unearned ESOP shares                                                37,037            37,000
       ESOP fair value adjustment                                                          13,228            (1,853)
       Vesting of recognition and retention plan                                           82,728           198,616
       Gain (loss) on sale of loans held for sale                                          (8,718)            6,239
       Deferred income taxes                                                               66,150           (69,504)
       Increase in operating assets:
         Accrued interest receivable                                                      (54,679)         (242,632)
         Prepaid expenses and other assets                                               (624,878)         (382,762)
       Decrease in liabilities:
         Accounts payable and other liabilities                                           324,353          (186,090)
                                                                                  ---------------  ----------------
         Net cash provided by operating activities                                        612,884           504,877
                                                                                  ---------------  ----------------

Cash flows from investing activities

   Purchases of securities available for sale                                          (7,740,080)       (1,600,000)
   Purchase of FHLB stock                                                                       -          (273,700)
   Proceeds from calls of securities available for sale                                 2,350,000         2,900,000
   Proceeds from sale of securities available for sale                                    640,663           105,808
   Principal payments received on securities available for sale                         1,109,597         1,183,843
   Purchase of securities held to maturity                                                      -          (100,000)
   Proceeds from maturity of securities held to maturity                                        -           100,000
   Net originations of loans receivable                                               (19,237,347)      (15,973,164)
   Purchase of office properties and equipment                                         (2,433,551)         (601,572)
   Proceeds from sale of properties and equipment                                               -            31,950
   Proceeds from sale of real estate owned                                                258,000            49,971
   Investment in insurance agency assets                                                 (190,000)                -
   Maturities of certificates of deposits (in other banks)                                 99,000                 -
                                                                                  ---------------  ----------------
         Net cash used in investing activities                                        (25,143,718)      (14,176,864)
                                                                                  ---------------  ----------------

                                   (Continued)

See Notes to Consolidated Financial Statements

Years ended June 30, 2002 and 2001

                                                                                        2002             2001
                                                                                  ---------------  ----------------
Cash flows from financing activities
   Net increase in savings deposits                                               $    16,694,906  $     17,394,098
   Net borrowings on FHLB advances                                                      1,948,391         1,448,526
   Principal payments on notes payable                                                   (260,454)          (73,380)
   Proceeds from capital securities                                                     5,000,000           255,000
   Proceeds from treasury stock reissuance                                                  6,670                 -
   Cash dividends paid                                                                   (206,871)         (207,344)
                                                                                  ---------------  ----------------
         Net cash provided by financing activities                                     23,182,642        18,816,900
                                                                                  ---------------  ----------------
         Net increase (decrease) in cash and
           cash equivalents                                                            (1,348,192)        5,144,913

Cash and cash equivalents
   Beginning                                                                           12,567,765         7,422,852
                                                                                  ---------------  ----------------
   Ending                                                                         $    11,219,573  $     12,567,765
                                                                                  ===============  ================

Supplemental schedule of cash and cash equivalents
   Interest-bearing deposits                                                      $     4,868,508  $      7,809,583
   Noninterest-bearing deposits                                                         6,351,065         4,758,182
                                                                                  ---------------  ----------------
                                                                                  $    11,219,573  $     12,567,765
                                                                                  ===============  ================

Supplemental disclosures of cash flow information Cash payments for:
     Interest                                                                     $     5,646,210  $      6,243,446
     Income taxes                                                                         371,832           193,399

Supplemental disclosure of noncash investing and financing
   activities
     Net change in unrealized gain (loss) on securities available
       for sale, net of tax                                                       $       (62,557) $        128,515
     Transfer from loans receivable to real estate owned                                  272,917             6,382
     Fair value of ESOP shares in excess of unearned ESOP
       shares                                                                            (120,024)         (120,062)
     Transfer to (from) retained earnings (to) from redeemable
       common stock                                                                      (157,061)         (157,062)
     Note payable issued for purchase of insurance agency                                       -           595,000
     Intangible assets recorded on purchase of insurance agency                          (190,000)         (595,000)


See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1.  Nature of Business and Summary of Significant Accounting Policies

Nature of business

AF Bankshares, Inc. (the "Company") is a federally chartered thrift holding company which owns 100% of the common stock of AF Bank (the "Bank"), formerly Ashe Federal Bank. The company has no operations and conducts no business of its own other than ownership of its subsidiaries and investing in securities. The Bank is a federally chartered stock savings bank, which conducts business from its main office located in West Jefferson, North Carolina and six branches in Sparta, Jefferson, Boone, Warrensville, and West Jefferson, North Carolina. The principal activities of the Bank consist of obtaining savings deposits and providing credit to customers in its primary market area, Ashe, Alleghany and Watauga Counties. On April 15, 1996, the Board of Directors of the Bank adopted a Plan of Reorganization and related Stock Issuance Plan pursuant to which the Bank exchanged its federal mutual savings bank charter for a federal stock savings bank charter, conducted a minority stock offering, and formed AsheCo, M.H.C., a mutual holding company which owned 53.8% of the common stock issued by the Bank. The Bank conducted its minority stock offering in July and August of 1996 and the closing occurred on October 4, 1996. The Bank sold 461,779 shares of common stock in the minority stock offering, including 36,942 shares sold to its Employee Stock Ownership Plan (the "ESOP"), and issued 538,221 shares to the mutual holding company. See Note 17 for additional information concerning the minority stock offering and the reorganization.

On June 16, 1998, the Board of Directors approved the formation of a mid-tier federal thrift holding company, AF Bankshares, Inc. which became the 100% owner of the Bank in a stock swap with AsheCo, M.H.C., which was accounted for similar to a pooling of interests. At June 30, 1998, AsheCo., M.H.C.'s ownership of AF Bankshares Inc. decreased to 51.27% due to the shares issued under the recognition and retention plan discussed in Note 12. During the year ended June 30, 1999, AsheCo, M.H.C.'s ownership of AF Bankshares increased to 51.29% due to the purchase of shares held in treasury. During the year ended June 30, 2002, 460 treasury shares were reissued, adjusting AsheCo, M.H.C.'s ownership to 51.27%. No additional changes in AsheCo, M.H.C.'s ownership of AF Bankshares occurred during the years ended June 30, 2001 or 2000.

On July 1, 1997, the Bank purchased two insurance agencies to form AF Insurance Services, Inc., which became a wholly owned subsidiary of the Bank. A plan of reorganization was completed during the year ended June 30, 1999 and AF Insurance Services, Inc. became a wholly owned subsidiary of AF Bankshares, Inc. On April 1, 1999, December 1, 1999, November 1, 2000 and September 1, 2001, AF Insurance Services, Inc. purchased additional insurance agencies. AF Insurance Services, Inc. operates from its main office in West Jefferson, North Carolina and branch offices in Lenoir, North Wilkesboro, Jefferson, Elkin, Boone, Sparta and West Jefferson, North Carolina. The transactions were recorded under the purchase method of accounting.

On August 5, 1998, the Company formed AF Brokerage, Inc., which is a wholly owned subsidiary of the Company. Prior to receiving its approval from the NASD to become a registered broker/dealer, AF Brokerage, Inc. operated through the use of a third party clearing broker. AF Brokerage, Inc. began operating as an independent broker/dealer in May, 2000. Revenues are not material to the financial information. In addition, on July 16, 2001, the Company formed AF Capital Trust 1, a Delaware business trust, for the sole purpose of issuing trust preferred securities in a pooled capital securities transaction. See note 7 for additional information.

The following is a description of the significant accounting policies used in the preparation of the accompanying financial statements.

Principles of consolidation

The consolidated financial statements included the accounts of AF Bankshares, Inc. and its wholly owned subsidiaries, AF Bank, AF Insurance Services, Inc. and AF Brokerage, Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies, continued

Business segments

The Company reports its activities in various business segments. In determining the appropriateness of segment definition, the Company considers the materiality of potential segments and components of the business about which financial information is available and regularly evaluated relative to resource allocation and performance assessment.

Basis of financial statement presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and general practices within the financial services industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported revenues and expenses for the period. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of reporting the statement of cash flows, the Company includes cash on hand and demand deposits at other financial institutions with terms less than 90 days as cash and cash equivalents. Cash flows from loans and deposits are reported net. The Company maintains amounts due from banks which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Investment securities

The Company and the Bank have investments in debt and equity securities. Debt securities consist primarily of U.S. Government agency securities, Federal Home Loan Bank bonds, Fannie Mae and Government National Mortgage Association securities, corporate bonds and certificates of deposit. Equity securities consist of Federal Home Loan Mortgage Corporation (FHLMC) stock and mutual funds.

Management classifies all debt securities and certain equity securities as trading, available for sale, or held to maturity as individual investment securities are acquired, and thereafter the appropriateness of such classification is reassessed at each statement of financial condition date. Because the Company does not buy investment securities in anticipation of short-term fluctuations in market prices, none of the investment securities are classified as trading in accordance with SFAS No. 115. All securities have been classified as either available for sale or held to maturity.

Securities available for sale

Securities classified as available for sale are those securities that the Company intends to hold for an indefinite period of time but, in the case of debt securities, not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value. Premiums and discounts are amortized using the interest method over the securities' contractual lives. Unrealized gains or losses are reported as increases or decreases in equity, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in income.

Declines in the fair value of individual securities classified as either available for sale or held to maturity below their amortized cost that are determined to be other than temporary result in write-downs of the individual securities to their fair value with the resulting write-downs included in current earnings as realized losses.

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies, continued

Securities held to maturity

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

Investment in Federal Home Loan Bank stock

The Bank, as a member of the Federal Home Loan Bank (FHLB) system, is required to maintain an investment in capital stock of the FHLB in an amount equal to the greater of 1% of its outstanding home loans or 5% of advances from the FHLB. No ready market exists for the FHLB stock, and it has no quoted market value.

Loans receivable

Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan-origination fees and costs. The Bank's loan portfolio consists principally of mortgage loans collateralized by first trust deeds on single family residences, other residential property, commercial property and land.

Allowance for loan losses

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

Impaired loans

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

Interest income

SFAS No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures, which amended SFAS No. 114 requires disclosure of the Bank's method of accounting for interest income on impaired loans. The Bank does not accrue interest on loans delinquent 90 days or more. In addition, interest accrued up to 90 days is reversed by the establishment of a reserve for uncollectible interest if in the opinion of management collectibility is uncertain. Such interest, if ultimately collected, is credited to income in the period received.

Loan origination fees and related costs

Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the interest method over the contractual life of the loans, adjusted for actual prepayments.

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies, continued

Loans held for sale

Loans held for sale are those loans the Bank has the intent to sell in the foreseeable future. They are carried at the lower of aggregate cost or market value. Gains and losses on sales of loans are recognized at settlement dates and are determined by the difference between the sales proceeds and the carrying value of the loans. All sales are made without recourse. The Bank had no loans held for sale at June 2002 or 2001.Real estate owned

Real estate owned is initially recorded at the estimated fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations of the property are periodically performed by management and the real estate is carried at the lower of cost or fair value minus estimated costs to sell. Costs relating to improvement of the property are capitalized, while holding costs of the property are charged to expense in the period incurred.

Office properties and equipment

Office properties and equipment are stated at cost less accumulated depreciation computed principally by the straight-line method over estimated useful lives.

Intangible assets

Intangible assets include the cost of the investment by AF Insurance Services, Inc. in excess of the fair value of net tangible assets acquired (primarily representing insurance contract expirations) at the date of purchase and is being amortized by the straight line method over a period of fifteen years. Noncompete agreements are stated at cost less accumulated amortization computed by the straight-line method over a period of six to seven years.

Pension plans

The Company has deferred compensation and retirement plan agreements for the benefit of the Board of Directors and certain key officers. These plans are unfunded and the liabilities are being accrued over the terms of active service. The Company also has an ESOP which covers substantially all of it's employees. Contributions to the plan are based on amounts necessary to fund the amortization requirements of the ESOP's debt to an unrelated third party financial institution, subject to compensation limitations, and are expensed based on the AICPA's Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans.

Additionally, the Company has implemented a qualified stock option plan authorizing the grant of up to 21,322 stock options to certain officers and directors, either in the form of incentive stock options or non-incentive stock options. The Bank has also implemented a recognition and retention plan by reserving 53,678 shares of common stock for issuance to certain officers and directors. At June 30, 2002 all shares reserved by the plan have been vested and issued. See Note 12 for further information.

Advance payments by borrowers for taxes and insurance

Certain borrowers make monthly payments, in addition to principal and interest, in order to accumulate funds from which the Bank can pay the borrowers' property taxes and insurance premiums.

Income taxes

Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies, continued

Off - statement of financial condition risk

The Bank is a party to financial instruments with off-statement of financial condition risk such as commitments to extend credit and home equity lines of credit. Management assesses the risk related to these instruments for potential losses on an ongoing basis. Such financial instruments are recorded when they are funded.

Earnings per share

SFAS No. 128, Earnings Per Share, requires the presentation of earnings per share by all entities that have common stock or potential common stock, such as options, warrants and convertible securities outstanding that trade in a public market. Basis per-share amounts are computed by dividing net income (the numerator) by the weighted-average number of common shares outstanding (the denominator). Diluted per-share amounts assume the conversion, exercise or issuance of all potential common stock instruments unless the effect is to reduce the loss or increase the income per common share from continuing operations. For both computations, the number of shares of common stock purchased by the Company's employee stock ownership plan, which have not been allocated to participant accounts, are not assumed to be outstanding.

Comprehensive income

SFAS No. 130, Reporting Comprehensive Income, established standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This statement requires that all items that are recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

Fair value of financial instruments

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

The fair value estimates presented are based on pertinent information available to management as of June 30, 2002 and 2001. Although management is not aware of any factors that would significantly affect the estimated fair value amount, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and therefore, current estimates of fair value may differ significantly from the amounts presented herein.

Critical accounting policies

The notes to our audited consolidated financial statements for the year ended June 30, 2002 included in our annual report on Form 10-KSB for the year ended June 30, 2002, contains a summary of our significant accounting policies. We believe our policies with respect to the methodology for our determination of the allowance for loan losses, and asset impairment judgments, including the recoverability of intangible assets involve a higher degree of complexity and require management to make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could cause reported results to differ materially. These critical policies and their application are periodically reviewed with the Audit Committee and our Board of Directors.

Notes to Consolidated Financial Statements

Note 2. Debt and Equity Securities

Debt and equity securities have been classified in the statements of financial condition according to management's intent. The carrying amount of securities and approximate fair values of June 30 were as follows:

                                                                              2002
                                               --------------------------------------------------------------------
                                                                      Gross            Gross
                                                  Amortized        Unrealized       Unrealized           Fair
                                                    Cost              Gains           Losses             Value
                                               ---------------  ----------------  ---------------  ----------------
Available for sale securities:
   Debt securities:
     U.S. Government agency securities         $     6,541,256  $         68,107  $       (22,274) $      6,587,089
     Fannie Mae and Government

       National Mortgage Association                 1,871,174             6,970          (11,689)        1,866,455
     Municipals                                        284,836            15,389                -           300,225
     Other                                             512,410                 -           (3,636)          508,774
   Equity securities:
     Mutual Funds                                    1,000,000             1,432          (73,838)          927,594
     Federal Home Loan Mortgage
       Corporation common stock                          1,117            80,891                -            82,008
                                               ---------------  ----------------  ---------------  ----------------
                                                    10,210,793           172,789         (111,437)       10,272,145

Held to maturity securities:
   Debt securities:
     Federal Home Loan Bank                            100,000                 -                -           100,000
   Other investments:
     Federal Home Loan Bank stock                    1,049,400                 -                -         1,049,400
                                               ---------------  ----------------  ---------------  ----------------
                                               $    11,360,193  $        172,789  $      (111,437) $     11,421,545
                                               ===============  ================  ===============  ================

                                                                              2001
                                               --------------------------------------------------------------------
                                                                      Gross            Gross
                                                  Amortized        Unrealized       Unrealized           Fair
                                                    Cost              Gains           Losses             Value
                                               ---------------  ----------------  ---------------  ----------------
Available for sale securities:
   Debt securities:
     U.S. Government agency securities         $     3,158,624  $         27,735  $       (19,261) $      3,167,098
     Fannie Mae and Government

       National Mortgage Association                 1,986,673            18,423          (12,354)        1,992,742
     Municipals                                        283,883             2,473                -           286,356
   Equity securities:
     Mutual Funds                                    1,000,000                 -          (77,431)          922,569
     Federal Home Loan Mortgage
       Corporation common stock                          2,783           224,504                -           227,287
                                               ---------------  ----------------  ---------------  ----------------
                                                     6,431,963           273,135         (109,046)        6,596,052

Held to maturity securities:
   Debt securities:
     Federal Home Loan Bank                            100,000                 -                -           100,000
   Other investments:
     Federal Home Loan Bank stock                    1,049,400                 -                -         1,049,400
                                               ---------------  ----------------  ---------------  ----------------
                                               $     7,581,363  $        273,135  $      (109,046) $      7,745,452
                                               ===============  ================  ===============  ================

Notes to Consolidated Financial Statements

The amortized cost and estimated fair value of debt securities at June 30, 2002, by contractual maturity are shown below. Fannie Mae and Government National Mortgage Association securities are not included in the maturity categories because they do not have a single maturity date. Additionally, equity securities and mutual funds are not included in the maturity categories because they do not have contractual maturities. (Dollars in thousands)

                                                   Held to maturity securities:     Available for sale securities:
                                               ---------------------------------  ---------------------------------
                                                  Amortized                          Amortized
                                                    Cost           Fair Value          Cost           Fair Value
                                               ---------------  ----------------  ---------------  ----------------
Due within one year                            $             -  $              -  $           200  $            201
Due from one year to five years                            100               100            4,916             4,973
Due from five to ten years                                   -                 -            1,250             1,253
Due after ten years                                          -                 -              972               970
Fannie Mae and Government
   National Mortgage Association
   debt securities                                           -                 -            1,871             1,866
Mutual funds                                                 -                 -            1,000               928
Equity securities                                            -                 -                1                82
                                               ---------------  ----------------  ---------------  ----------------
                                               $           100  $            100  $        10,210  $         10,273
                                               ===============  ================  ===============  ================

Sales of securities are summarized as follows for the years ended June 30:

                                                                                       2002              2001
                                                                                  ---------------  ----------------
Proceeds from calls of securities available for sale                              $     2,350,000  $      2,900,000
Proceeds from sale of securities available for sale                                       640,663           105,808
                                                                                  ---------------  ----------------
                                                                                        2,990,663         3,005,808
Realized gain on sale of securities available for sale                                   (138,997)         (104,391)
                                                                                  ---------------  ----------------
Cost of securities sold                                                           $     2,851,666  $      2,901,417
                                                                                  ===============  ================

The change in accumulated other comprehensive income (loss), which consists of unrealized gains (losses) on securities available for sale for the years ended June 30, are as follows:

                                                                                       2002              2001
                                                                                  ---------------  ----------------
Balance, beginning                                                                $        99,907  $        (28,608)
Change in net unrealized gains                                                           (102,737)          211,077
Change in deferred income taxes                                                            40,180           (82,562)
                                                                                  ---------------  ----------------
Balance, ending                                                                   $        37,350  $         99,907
                                                                                  ===============  ================

Notes to Consolidated Financial Statements

Note 3.  Loans Receivable

Loans receivable at June 30, consist of the following:  (Dollars in thousands)

                                                                                       2002              2001
                                                                                  ---------------  ----------------
   One to four-family                                                             $        80,952  $         73,821
   Multifamily                                                                              6,142             3,507
   Non-residential                                                                         15,196             8,525
   Land                                                                                     8,008             8,298
   Construction loans                                                                      10,329             5,344
   Commercial loans                                                                        10,784            12,378
   Consumer loans                                                                          13,512            14,051
                                                                                  ---------------  ----------------
                                                                                          144,923           125,924

Less:
   Deferred loan fees                                                                        (239)             (227)
   Allowance for loan losses                                                               (1,131)           (1,022)
                                                                                  ---------------  ----------------
                                                                                  $       143,553  $        124,675
                                                                                  ===============  ================

The following is an analysis of the allowance for loan losses for the years ended June 30:

                                                                                       2002              2001
                                                                                  ---------------  ----------------
Balance, beginning                                                                $     1,021,663  $        979,268
   Provisions charged to operations                                                       420,400           225,004
   Charge-offs                                                                           (427,221)         (303,952)
   Recoveries                                                                             116,390           121,343
                                                                                  ---------------  ----------------
Balance, ending                                                                   $     1,131,232  $      1,021,663
                                                                                  ===============  ================

SFAS No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosure, requires that the Bank establish a specific allowance on impaired loans and disclosure of the Bank's method of accounting for interest income on impaired loans. The Bank considers all loans delinquent more than 90 days to be impaired and such loans amounted to approximately $460,000 and $479,000 at June 30, 2002 and 2001, respectively. These loans are primarily collateral dependent and management has determined that the underlying collateral value is in excess of the carrying amounts. As a result, the Bank has determined that specific allowances on these loans are not required. Interest income foregone during 2002 was $9,343. The Bank established reserves for uncollectible interest totaling $7,787 and $15,603 at June 30, 2002 and 2001, respectively.

Notes to Consolidated Financial Statements

Loan activity to officers and directors of the Company during the years ended June 30, 2002 and 2001, is summarized as follows:

                                                                                       2002              2001
                                                                                  ---------------  ----------------
Balance, beginning                                                                $     2,639,375  $      1,678,623
   Disbursements                                                                        1,296,241         1,305,723
   Payments received                                                                   (1,110,323)         (344,971)
   Changes in relationships                                                               573,185                 -
                                                                                  ---------------  ----------------
Balance, ending                                                                   $     3,398,478  $      2,639,375
                                                                                  ===============  ================

Mortgage loans serviced for others consist of Fannie Mae loans and are not included in the accompanying statements of financial condition. Mortgage loan portfolios serviced for Fannie Mae were approximately $33,168,000 and $25,196,000 at June 2002 and 2001, respectively.

There were no loans held for sale or outstanding commitments to sell loans as of June 30, 2002 and 2001.

Note 4.  Office Properties and Equipment

Office properties and equipment at June 30 consist of the following:

                                                                                       2002              2001
                                                                                  ---------------  ----------------
   Land and land improvements                                                     $       636,073  $        308,329
   Buildings                                                                            4,323,316         3,225,571
   Furniture and fixtures                                                               3,025,967         2,124,806
   Leasehold improvements                                                                 363,341           256,440
                                                                                  ---------------  ----------------
                                                                                        8,348,697         5,915,146
   Accumulated depreciation                                                            (2,375,991)       (1,743,342)
                                                                                  ---------------  ----------------
                                                                                  $     5,972,706  $      4,171,804
                                                                                  ===============  ================

Note 5.  Savings Deposits

Savings deposits at June 30 consist of the following:

                                                                                       2002              2001
                                                                                  ---------------  ----------------
   Interest bearing checking accounts at 1.34%
     (2.37% 2001)                                                                 $    22,768,212  $     19,194,663
   Commercial and free checking (noninterest bearing)                                  12,381,680         8,502,661
   Savings 2.40% (3.63% 2001)                                                          33,298,703        21,822,482
   Money market demand accounts 1.30% (2.50% 2001)                                      1,467,187         1,402,246
                                                                                  ---------------  ----------------
                                                                                       69,915,782        50,922,052
                                                                                  ---------------  ----------------

   Certificates of Deposit
     weighted average rate of 3.78% (5.79% 2001)
       Up to 6.00%                                                                     58,721,876        38,981,920
       6.00% to 7.99%                                                                   7,945,080        29,927,198
                                                                                  ---------------  ----------------
                                                                                       66,666,956        68,909,118
                                                                                  ---------------  ----------------

   Accrued interest payable                                                               186,100           242,762
                                                                                  ---------------  ----------------
                                                                                  $   136,768,838  $    120,073,932
                                                                                  ===============  ================
   Weighted average cost of savings deposits                                                 2.65%             4.39%
                                                                                  ---------------  ----------------

Notes to Consolidated Financial Statements

At June 30, 2002, scheduled maturities of certificates of deposit are as follows:

                             2003            2004           2005           2006            After          Total
                         -------------  -------------  --------------  -------------  -------------  --------------
Up to 6.00%              $  45,085,446  $   6,093,853  $    6,665,903  $     781,970  $      94,703  $   58,721,875
6.00% to 7.99%               5,827,784        594,253         182,698      1,340,346              -       7,945,081
                         -------------  -------------  --------------  -------------  -------------  --------------
                         $  50,913,230  $   6,688,106  $    6,848,601  $   2,122,316  $      94,703  $   66,666,956
                         =============  =============  ==============  =============  =============  ==============

The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was $19,821,874 and $22,315,526 at June 30, 2002 and
2001, respectively. At June 30, 2002, scheduled maturities of jumbo certificates of deposit are as follows:

                                                                                                       Weighted
                                                                                      Amount         Average Rate
                                                                                  ---------------  ---------------
Maturity period:
   Within three months                                                            $     7,168,169             4.59%
   Three through six months                                                             4,269,647             3.30
   Six through twelve months                                                            3,693,492             3.78
   Over twelve months                                                                   4,690,566             5.08
                                                                                  ---------------  ---------------
                                                                                  $    19,821,874             4.03%
                                                                                  ===============  ===============

Eligible savings accounts are insured to $100,000 by the Savings Association Insurance Fund (SAIF) which is administered by the Federal Deposit Insurance Corporation (FDIC).

The Bank has pledged securities with a fair value of $101,000 at June 30, 2002 as collateral on the treasury tax and loan account. The Bank has also pledged securities with a fair value of $1,000,000 for public deposits.

Interest expense on savings deposits consists of the following for the years ended June 30:

                                                                                        2002              2001
                                                                                  ---------------  ----------------
   Interest-bearing checking accounts                                             $       312,974  $        467,158
   Passbook savings accounts                                                              795,934           812,721
   Certificate accounts                                                                 3,171,174         3,949,957
                                                                                  ---------------  ----------------
                                                                                  $     4,280,082  $      5,229,836
                                                                                  ===============  ================

Notes to Consolidated Financial Statements

Note 6.  Notes Payable and Federal Home Loan Bank Advances

Notes payable consist of the following at June 30:

                                                                                       2002              2001
                                                                                  ---------------  ----------------
Note payable to AsheCo, M.H.C., advances rate (1.63%
   at June 30, 2002).                                                             $        52,823  $        250,000
Note payable, due in monthly installments of $7,808 including interest at the bank's prime rate (4.75% at June 30, 2002) with a balloon payment due November  6, 2005.  Collateralized by
   insurance expirations and the right to renew them.                                     511,801           575,078
Notes payable, unsecured, due in quarterly interest only installments at 5.50% through December 1, 2004, at which time repayments of principal and interest will commence over a period of 60
   months with first payment due on January 1, 2005.                                      700,000           700,000
                                                                                  ---------------  ----------------
                                                                                  $     1,264,624  $      1,525,078
                                                                                  ===============  ================

FHLB advances consist of the following:

                                                                                       2002              2001
                                                                                  ---------------  ----------------

Balance outstanding                                                               $    18,909,924  $     16,961,533
Interest rate range                                                                   2.15%-6.87%       4.30%-6.87%
Weighted average interest rate at June 30                                                   5.16%             5.52%
Maximum amount outstanding at any month end                                            18,909,924        19,987,286
Average amount outstanding                                                             17,429,288        17,567,000
Interest expense                                                                          934,345         1,037,411
Weighted average interest rate during the year ended June 30                                5.36%             5.91%

Notes payable are due in future years as follows:

        Year ending June 30,                                                          Amount
        --------------------                                                      ---------------
                2003                                                              $       125,298
                2004                                                                       74,435
                2005                                                                      139,726
                2006                                                                      415,393
                2007                                                                      135,802
             Thereafter                                                                   373,970
                                                                                  ---------------
                                                                                  $     1,264,624
                                                                                  ===============

FHLB advances are due in future years as follows:

        Year Ending June 30,                                                          Amount
        --------------------                                                      ---------------
                2003                                                              $     2,762,500
                2004                                                                            -
                2005                                                                            -
                2006                                                                            -
                2007                                                                            -
             Thereafter                                                                16,147,424
                                                                                  ---------------
                                                                                  $    18,909,924
                                                                                  ===============

Notes to Consolidated Financial Statements

Note 7.  Capital Securities

On July 16, 2001, AF Capital Trust (the "Trust"), a Delaware business trust formed by the Company, completed the sale of $5.0 million of 10.25% Capital Securities (liquidation amount of $1,000 per security) (the "Capital Securities") in a private placement as part of a pooled capital securities transaction. The Trust also issued common securities to the Company and used the net proceeds from the offering to purchase a like amount of 10.25% Junior Subordinated Deferrable Interest Debentures (the "Subordinated Debentures") of the Company. The Subordinated Debentures are the sole assets of the Trust and are eliminated, along with the related income statement effects, in the consolidated financial statements of the Company. The Company has contributed $3.0 million of the proceeds from the sale of the Subordinated Debentures to the Bank as Tier I Capital to support the Bank's growth. Total expenses associated with the offering approximating $189,994 were included in other assets and are being amortized on a straight-line basis over the life of the Subordinated Debentures.

The Capital Securities accrue and pay distributions semi-annually on January 25th and July 25th of each year, commencing on January 25, 2002 at a fixed annual rate of 10.25% of the stated liquidation amount of $1,000 per Capital Security. The Company has fully and unconditionally guaranteed all of the obligations of the Trust, including the semi-annual distributions and payments on liquidation or redemption of the Capital Securities.

The Capital Securities are mandatorily redeemable upon the maturing of the Subordinated Debentures on July 25, 2031 or upon earlier redemption as provided in the Indenture. The Company has the right to redeem the Subordinated Debentures, in whole or in part, on any January 25th or July 25th on or after July 25, 2006 at the liquidation amount, plus any accrued but unpaid interest to the redemption date.

Note 8.  Stockholders' Equity

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

The Office of Thrift Supervision (OTS) regulations require institutions to maintain amounts and ratios of total and Tier 1 capital to risk-weighted assets and Tier 1 capital to average assets. At June 30, 2002 and 2001, the Company and the Bank exceeded all of the capital requirements.

Notes to Consolidated Financial Statements

As of June 30, 2002, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since that notification that management believes have changed the Bank's category.

                                                                                           Capitalized Under
                                                                       Minimum             Prompt Corrective
                                               Actual            Capital Requirement       Action Provisions
                                        ------------------       -------------------      ------------------
                                         Amount      Ratio       Amount       Ratio        Amount      Ratio
                                        -------      -----       -------      ------      -------     ------
                                                                   (Dollars in Thousands)
June 30, 2002:
   Total Capital to Risk
     Weighted Assets:
   Consolidated                         $17,255      12.5%       $11,015       8.0%       $     -         -%
   Bank                                 $17,699      13.0%       $10,893       8.0%       $13,616      10.0%

   Tier 1 Capital to Risk
     Weighted Assets:
   Consolidated                         $13,905      10.1%       $ 5,508       4.0%       $     -         -%
   Bank                                 $16,578      12.2%       $ 5,447       4.0%       $ 8,171       6.0%

   Tier 1 Capital to Average Assets
   Consolidated                         $13,905       8.2%       $ 6,809       4.0%       $     -         -%
   Bank                                 $16,578      10.0%       $ 6,664       4.0%       $ 8,239       5.0%

June 30, 2001:

   Total Capital to Risk
     Weighted Assets:
   Consolidated                         $12,337      11.1%       $ 8,896       8.0%       $     -          -
   Bank                                 $13,654      12.3%       $ 8,896       8.0%       $11,121      10.0%

   Tier 1 Capital to Risk
     Weighted Assets:
   Consolidated                         $11,349      10.2%       $ 4,448       4.0%       $     -          -
   Bank                                 $12,665      11.4%       $ 4,448       4.0%       $ 6,672       6.0%

   Tier 1 Capital to Average Assets
   Consolidated                         $11,349       7.4%       $ 6,138       4.0%       $     -          -
   Bank                                 $12,665       8.4%       $ 6,048       4.0%       $ 7,560       5.0%

Under the conversion regulations the Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's equity to be reduced below (1) the amount required for the liquidation account; or (2) the net worth requirements imposed by the OTS.

Notes to Consolidated Financial Statements

Note 9.  Employee Pension and Incentive Plans

The Company has a profit-sharing plan for the benefit of substantially all employees. Contributions are discretionary and totaled $77,117 and $97,269 for the years ended June 30, 2002 and 2001, respectively.

The Company also has a discretionary bonus plan under which bonuses are paid to all employees if approved by the Board of Directors each year. Expense related to these incentives was $120,340 and $76,331 for the years ended June 30, 2002 and 2001, respectively.

In addition, the Company has a 401(k) retirement plan which contains provisions for specified matching contributions by the Company. The Company funds contributions as they accrue and 401(k) plan expense amounted to $130,121 and $121,450 for the years ended June 30, 2002 and 2001, respectively.

Note 10.  Employee Stock Ownership Plan

As part of the Reorganization, the Company established an ESOP to benefit substantially all employees. The ESOP purchased 36,942 shares of common stock with the proceeds from a loan from a third party financial institution. The note requires annual principal payments of 10% of the outstanding principal balance plus interest at the lending institution's prime rate (4.75% at June 30, 2002) less .5% with a balloon payment due September, 2002. The Company is expected to make quarterly contributions to the ESOP in amounts sufficient to allow the ESOP to make its scheduled principal and interest payments on the note. The ESOP shares are pledged as collateral for the debt. As the debt is repaid, shares are released from collateral and allocated to active employees, based on proportion of debt service paid in the year. The debt of the ESOP is recorded as debt in the Company's accompanying statement of financial condition.

At June 30, 2002, future principal payments are due as follows:

Year Ending June 30:                                                  Amount
--------------------------------------------------------------------------------
         2003                                                   $        181,420
                                                                ================

Dividends on unallocated shares may be used by the ESOP to repay the debt to the Bank and are not reported as dividends in the financial statements. Dividends on allocated or committed to be allocated shares are credited to the accounts of the participants and reported as dividends in the financial statements.

Excluding interest, expense of $50,228 and $35,150 during 2002 and 2001, respectively, has been incurred in connection with the ESOP. The expense includes, in addition to the cash contribution necessary to fund the ESOP, $13,228 in 2002 and $(1,853) in 2001, which represents the difference between the fair value of the shares which have been released or committed to be released to participants, and the cost of these shares to the ESOP. The Bank has charged this amount to paid-in capital in accordance with the provisions of AICPA Statement of Position 93-6.

At June 30, 2002 and 2001, 22,500 and 18,800 shares held by the ESOP have been released or committed to be released to the plan's participants for purposes of computing earnings per share. The fair value of the unallocated shares amounted to approximately $209,400 and $204,000 at June 30, 2002 and 2001, respectively.

The Bank has also recorded a liability for a put back option, which represents the excess of the fair market value of the total number of ESOP shares over the original cost of the unallocated ESOP shares. The liability recorded under the put back option was $391,239 and $234,178 at June 30, 2002 and 2001, respectively.

Notes to Consolidated Financial Statements

Note 11.  Deferred Compensation and Retirement Plan Agreements

The Bank has an unfunded deferred compensation agreement providing retirement, disability, and death benefits for directors. Vested benefits under the agreements are payable in monthly installments over a ten-year period upon the director's death, disability or retirement. The Bank also has a retirement plan for members of the Board of Directors. The Plan states that outside directors with at least ten years of service will receive an amount equal to their annual retainer for ten years after their retirement from the Board. The liability for the benefits is being accrued over the terms of active service of the directors. The amount charged to expense under these plans amounted to $30,572 and $(2,235) for the years ended June 30, 2002 and 2001, respectively.

The Company has entered into a salary continuation agreement with each of the senior executives. Under these agreements, the executives will be paid monthly amounts of $9,228 and $5,532, after retirement for a period of fifteen and forty-three years, respectively. These agreements also provide for benefits upon death, disability, a change of control and early retirement.

Note 12.  Recognition and Retention Plan and Stock Option Plan

The Bank's stockholders approved the Bank's Recognition and Retention Plan (the "RRP") and the Bank's Stock Option Plan (the "Plan") on December 8, 1997. The stock option plan provides for the issuance of up to 21,707 stock options to certain officers and directors in the form of incentive stock options or non-incentive stock options. The exercise price of the stock options may not be less than the fair market value of the Company's common stock at the date of grant. Under the Plan, 21,707 of options, which vest at the rate of 20% annually beginning at the date of grant, were all granted on December 8, 1997 and expire on December 8, 2007. As permitted under the generally accepted accounting principles, grants under the plan are accounted for following the provisions of APB Opinion No. 25 and its related interpretations. Accordingly, no compensation cost has been recognized for grants made to date. Had compensation cost been determined based on the fair value method prescribed in FASB Statement No. 123, the pro forma effect on reported net income for the year ended June 30, 2002 and 2001 would be as follows:

                                                                                       2002              2001
                                                                                  ---------------  ----------------
Net income

   As reported                                                                    $        36,142  $        489,360
   Pro forma                                                                                7,487           460,705

Earnings per share
   As reported
     Basic                                                                        $          0.03  $           0.48
     Diluted                                                                                 0.03              0.48
   Pro forma
     Basic                                                                                   0.01              0.45
     Diluted                                                                                 0.01              0.45

In determining the fair value of the option grant as prescribed in SFAS No. 123, the Black-Scholes option pricing model was used with the following assumptions: a risk-free interest rate of 5.61%, expected lives of 10 years, expected volatility of 17.19% and expected dividends of $0.20 per year.

At June 30, 2002, 21,707 options have been granted at an exercise price of $18.50, of which 21,707 options are currently exercisable. No options have been exercised to date and all options granted are outstanding at June 30, 2002.

The RRP reserved for issuance 53,678 shares of common stock to certain officers and directors. The Bank issued shares to fund the RRP in December of 1997. The restricted common stock under the RRP vests at the rate of 20% annually beginning at the date of grant. The expense related to the vesting of the RRP totaled $198,616 for each of the years ended June 30, 2002 and 2001. The Bank has insured the lives of the executives for amounts sufficient to discharge its obligations under the agreements.

Notes to Consolidated Financial Statements

Note 13.  Income Tax Matters

Under the Internal Revenue Code, the Bank is allowed a special bad debt deduction related to additions to tax bad debt reserves established for the purpose of absorbing losses. The Bank is required to compute such deductions using an experience method. The Bank's tax bad debt deduction was $310,831 and $182,605 in 2002 and 2001, respectively.

The Bank will have to recapture its excess tax bad debt reserves which have accumulated since 1988, amounting to approximately $92,000 over a six year period. The tax associated with the recaptured reserves is approximately $36,000. The recapture was scheduled to begin with the Bank's 1997 year, but was delayed two years because the Bank originated a required minimum level of mortgage loans. Deferred income taxes have been previously established for the taxes associated with the recaptured reserves and the ultimate payment of the related taxes will not result in a charge to earnings. The amount of reserve recaptured and associated tax were approximately $15,000 and $6,000, respectively, for each of the years ended June 30, 2002 and 2001.

Deferred taxes have been provided for certain increases in the Bank's tax bad debt reserves subsequent to 1987 which are in excess of additions to recorded loan loss allowances. At June 30, 2002, retained earnings contain certain historical additions to bad debt reserves for income tax purposes of approximately $870,000, the balance at June 30, 1987, for which no deferred taxes have been provided because the Bank does not intend to use these reserves for purposes other than to absorb losses. If amounts which qualified as bad debt deductions are used for purposes other than to absorb bad debt losses or adjustments arising from the carryback of net operating losses, income taxes may be imposed at the then existing rates. The approximate amount of unrecorded deferred tax liability associated with these historical additions is approximately $340,000. In the future, if the Bank does not meet the income tax requirements necessary to permit the deduction of an allowance for bad debts, the Bank's effective tax rate would increase to the maximum percent under existing law.

The following provides the tax effects of temporary differences that gave rise to significant portions of the net deferred tax asset as of June 30:

                                                                                        2002              2001
                                                                                    -------------    --------------
Deferred tax assets
   Reserve for loan losses                                                          $     434,311    $      392,068
   Reserve for uncollected interest                                                         3,002             6,018
   Unrealized loss on securities available for sale                                             -                 -
   Deferred compensation                                                                  242,015           230,228
   Recognition and retention plan                                                               -            44,664
   Deferred loan fees                                                                      92,139                 -
   Other                                                                                    1,019             3,066
   State net economic loss carryforwards                                                   99,828            47,036
                                                                                    -------------    --------------
                                                                                          872,314           723,080
       Less valuation allowance                                                           (86,938)          (36,435)
                                                                                    -------------    --------------
                                                                                          785,376           686,645
                                                                                    -------------    --------------

Deferred tax liabilities

   Reserve for loan losses                                                                  5,903            11,838
   Unrealized gain on securities available for sale                                        24,002            64,184
   Depreciation                                                                            16,817            35,089
   FHLB stock dividends                                                                    60,067            60,170
   Prepaid expenses                                                                         1,735             1,738
   Deferred loan fees                                                                     216,833            27,639
                                                                                    -------------    --------------
                                                                                          325,357           200,658
                                                                                    -------------    --------------
       Net deferred tax asset                                                       $     460,019    $      485,987
                                                                                    =============    ==============

Notes to Consolidated Financial Statements

During the year ended June 30, 2002, the Company recorded a valuation allowance of $86,938 on the deferred tax assets to reduce the total to an amount that management believes will ultimately be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. There was no other activity in the valuation allowance account during 2002 or 2001.

The provision for income taxes charged to operations for the years ended June 30, 2002 and 2001 consists of the following:

                                                                                        2002              2001
                                                                                    -------------    --------------
   Current                                                                          $      (9,739)   $      384,399
   Deferred                                                                                66,150           (69,504)
                                                                                    -------------    --------------
          Income tax expense                                                        $      56,411    $      314,895
                                                                                    =============    ==============

A reconciliation of income taxes computed at the statutory federal income tax rate to the income tax provision follows:

                                                             2002                               2001
                                               ---------------------------------  ---------------------------------
                                                   Amount            Percent          Amount            Percent
                                               ---------------  ---------------   ---------------  ---------------
Tax at statutory rate                                   31,468             34.0%          273,446             34.0%
State tax, net of federal benefit                       30,503             33.0            42,162              5.2
Municipal interest income                              (34,089)           (36.8)          (43,556)            (5.4)
Permanent differences                                   26,168             28.2            44,301              5.5
Other                                                    2,361              2.5            (1,458)            (0.1)
                                               ---------------  ---------------   ---------------  ---------------
         Total                                 $        56,411             60.9%  $       314,895             39.2%
                                               ===============  ===============   ===============  ===============

Note 14.  Commitments and Contingencies

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

A summary of the contract amount of the Bank's exposure to off-statement of financial condition risk, except for undisbursed construction loan funds, is as follows at June 30, 2002:

                                                                                                       Notional
                                                                                                        Amount
                                                                                                   ----------------
Financial instruments whose contract amounts represent credit risk:
   Undisbursed home equity lines of credit                                                         $      8,555,509
   Undisbursed consumer lines of credit                                                                   1,289,487
   Undisbursed commercial lines of credit                                                                 6,077,369
   Letters of credit                                                                                         30,000

Notes to Consolidated Financial Statements

The Bank evaluates each customer's credit worthiness on a case-by-case basis. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Home equity lines of credit have variable rates based on the prime rate of interest. Home equity lines are reassessed every five years. Because many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The collateral obtained by the Bank upon extension of credit is based on management's credit evaluation of the customer. The collateral held is the underlying real estate. Commercial lines of credit have variable rates tied to prime and are reassessed on an annual basis. Prime at June 30, 2002 was 4.75%.

The Bank has entered into operating leases for AF Bank branch locations in Warrensville, Sparta and Boone, North Carolina, and also a branch inside Wal-Mart, and for AF Insurance branches located in Boone, Elkin and Wilkesboro, North Carolina. The minimum annual lease payments are not significant to the Company's operations.

Note 15.  Earnings Per Share

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

                                                                          For the Year Ended June 30, 2002
                                                                ---------------------------------------------------
                                                                     Income           Shares           Per Share
                                                                   (Numerator)     (Denominator)         Amount
                                                                ----------------  ---------------  ----------------
Basic and Diluted EPS                                           $         36,142        1,036,787  $           0.03
                                                                ================  ===============  ================

                                                                          For the Year Ended June 30, 2001
                                                                ---------------------------------------------------
                                                                     Income           Shares           Per Share
                                                                   (Numerator)     (Denominator)         Amount
                                                                ----------------  ---------------  ----------------
Basic and Diluted EPS                                           $        489,360        1,024,428  $           0.48
                                                                ================  ===============  ================

Note 16.  Fair Value of Financial Instruments

The following table reflects a comparison of carrying amounts and the fair values of the financial instruments as of June 30, 2002 and 2001:

                                                             2002                               2001
                                               ---------------------------------  ---------------------------------
                                                  Carrying            Fair           Carrying            Fair
                                                    Value             Value            Value             Value
                                               ---------------  ----------------  ---------------  ----------------
Financial assets:
   Cash
     Interest-bearing                          $     4,868,508  $      4,868,508  $     7,809,583  $      7,809,583
     Noninterest-bearing
       deposits                                      6,351,065         6,351,065        4,758,182         4,758,182
   Certificates of deposit                                   -                 -           99,000            99,000
   Investments                                      10,372,145        10,372,145        6,696,052         6,696,052
   Loans receivable                                143,553,436       149,987,097      124,674,509       122,973,554
   Accrued interest receivable                         985,707           985,707          931,028           931,028
   FHLB stock                                        1,049,400         1,049,400        1,049,400         1,049,400

Notes to Consolidated Financial Statements

                                                             2002                               2001
                                               ---------------------------------  ---------------------------------
                                                  Carrying            Fair           Carrying            Fair
                                                    Value             Value            Value             Value
                                               ---------------  ----------------  ---------------  ----------------
Financial liabilities:
   Deposits                                        136,768,838       135,261,464      120,073,932       119,938,462
   Advances from FHLB                               18,909,924        18,909,924       16,961,533        16,961,533
   Notes payable                                     6,419,624         6,419,624        1,525,078         1,525,078
   Notes payable, ESOP                                 181,420           181,420          181,420           181,420

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

Notes to Consolidated Financial Statements

Note 17.  Reorganization and Minority Stock Offering

On October 4, 1996, the Bank consummated its reorganization, as explained in
Note 1, and issued 461,779 shares in a minority stock offering (including 36,942 shares to the ESOP) which resulted in gross proceeds of $4,617,790, or $3,917,389, net of conversion costs of $700,401. At closing, such costs were netted against the stock proceeds received and shown as a reduction of stockholders' equity. As a part of the reorganization, the Bank formed a mutual holding company, AsheCo, M.H.C., which was issued 538,221 shares of the Bank's common stock. Members of the mutual holding company consist of depositors of the Bank, who have the sole authority to elect the board of directors of the mutual holding company for as long as it remains in mutual form. Initially, the mutual holding company's principal assets were the shares of the Bank's common stock received in the reorganization and its initial capitalization of $100,000 in cash. The mutual holding company, which by law must own in excess of 50% of the stock of the Bank, was issued stock in the reorganization resulting in an ownership interest of 53.8% of the Bank. By virtue of its ownership of a majority of the outstanding shares of the Bank, the mutual holding company can generally control the outcome of most matters presented to the stockholders of the Bank for resolution by vote except for certain matters related to stock compensation plans, a vote regarding conversion of the mutual holding company to stock form, or other matters which require a vote only by the minority stockholders. The mutual holding company has registered as a savings and loan holding company and is subject to regulation, examination, and supervision by the OTS.

The Bank also established an ESOP which was issued 36,942 shares of common stock in the reorganization. The funds used by the ESOP to acquire these shares were obtained from borrowings from an unaffiliated third party lender. The loan is reflected in the financial statements of the Bank which makes contributions to the ESOP necessary to amortize the debt. Such contributions are expensed based upon the fair value of the ESOP shares released or committed to be released from restriction (or no longer debt financed). The total number of shares of common stock issued as a result of the offering and reorganization were 1,000,000. On June 16, 1998, the Board of Directors approved the formation of a mid-tier holding company, AF Bankshares, Inc., which became a 100% owner of the Bank in a stock swap with AsheCo, M.H.C., which was accounted for similar to a pooling of interests. At June 30, 1998, AsheCo, M.H.C.'s ownership of AF Bankshares, Inc. decreased to 51.1% due to the shares issued under the recognition and retention plan discussed in Note 12. At June 30, 1999, AsheCo, M.H.C.'s ownership of AF Bankshares, Inc. increased to 51.38% due to the purchase of shares held in treasury. No changes in AsheCo, M.H.C.'s ownership of the Company occurred during the years ended June 30, 2000 or 2001. During the 2002 fiscal year, 460 treasury shares were reissued adjusting AsheCo, M.H.C.'s ownership to 51.27%

Concurrent with the reorganization, the Bank has established a liquidation account in an amount equal to its net worth as reflected in its latest statement of financial condition used in its final offering circular. The liquidation account will be maintained for the benefit of eligible deposit account holders and supplemental eligible deposit account holders who continue to maintain their deposit accounts in the Bank after the reorganization. Only in the event of a complete liquidation will eligible deposit account holders and supplemental eligible deposit account holders be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted sub account balance for deposit accounts then held before any liquidation distribution may be made with respect to common stock. Dividends paid by the bank subsequent to the reorganization cannot be paid from this liquidation account.

The Bank may not declare or pay a cash dividend on its common stock if its stockholders' equity would thereby be reduced below either the aggregate amount required for the liquidation account or the minimum regulatory capital requirements imposed by federal regulations.

Notes to Consolidated Financial Statements

Note 18.  Mid-Tier Holding Company and Mutual Holding Company Data

The following are the condensed financial statements of AF Bankshares, as of and for the years ended June 30, 2002 and 2001:

                               AF Bankshares, Inc.
                            Condensed Balance Sheets
                             June 30, 2002 and 2001

                                                                                       2002              2001
                                                                                  ---------------  ----------------
Assets

   Cash                                                                           $        (8,378) $          3,761
   Investments available for sale                                                         508,774                 -
   Investment in AF Bank                                                               16,617,428        12,765,063
   Investment in AF Insurance Services, Inc.                                              853,311           655,114
   Investment in AF Brokerage, Inc.                                                       305,925           218,785
   Property and equipment                                                                  41,483            18,005
   Prepaid financing costs, (net)                                                         188,375                 -
   Other assets                                                                           442,723            58,697
                                                                                  ---------------  ----------------
         Total assets                                                             $    18,949,641  $     13,719,425
                                                                                  ===============  ================

Liabilities and Stockholders' Equity

   Liabilities

     Accounts payable                                                             $       543,728  $         26,340
     Note payable                                                                          52,823           250,000
     Note payable - ESOP                                                                  181,420           181,420
     Deferred income taxes                                                                  3,628                 -
     Redeemable common stock held by the ESOP, net of
       unearned ESOP shares                                                               391,239           234,178
     Capital securities                                                                 5,000,000                 -
                                                                                  ---------------  ----------------
         Total liabilities                                                              6,172,838           691,938
                                                                                  ---------------  ----------------

   Stockholders equity

     Common stock                                                                          10,537            10,537
     Additional paid-in capital                                                        11,882,624        11,869,396
     Retained earnings                                                                    921,172         1,214,225
     Recognition and retention plan                                                             -           (82,728)
     Accumulated other comprehensive income (loss)                                         37,350            99,907
                                                                                  ---------------  ----------------
                                                                                       12,851,683        13,111,337
     Less cost of 4,300 shares of treasury stock                                          (74,880)          (83,850)
                                                                                  ---------------  ----------------
         Total stockholders' equity                                                    12,776,803        13,027,487
                                                                                  ---------------  ----------------
         Total liabilities and stockholders' equity                               $    18,949,641  $     13,719,425
                                                                                  ===============  ================

Notes to Consolidated Financial Statements

                               AF Bankshares, Inc.
                         Condensed Statements of Income
                       Years ended June 30, 2002 and 2001

                                                                                       2002              2001
                                                                                  ---------------  ----------------
Interest and investment income                                                    $        46,588  $              -
Equity in earnings of subsidiaries                                                        690,314           635,852
Income tax credit                                                                         335,304            79,623
Other expense                                                                            (190,096)         (118,126)
Professional fees                                                                        (340,622)         (107,989)
Interest expense                                                                         (505,346)                -
                                                                                  ---------------  ----------------
         Net income                                                               $        36,142  $        489,360
                                                                                  ===============  ================

                               AF Bankshares, Inc.
                       Condensed Statements of Cash Flows
                       Years ended June 30, 2002 and 2001

                                                                                       2002              2001
                                                                                  ---------------  ----------------

Cash Flows from Operating Activities:

   Net income                                                                     $        36,142  $        489,360
   ESOP amortization and fair value adjustment                                             50,265                 -
   Deferred income taxes                                                                    5,046                 -
   Change in assets and liabilities:
     Gain on sale of securities                                                                 -                 -
     Equity in earnings of subsidiaries                                                  (690,314)         (635,852)
     Increase (decrease) in accounts payable and other liabilities                        517,388           (24,877)
     (Increase) decrease in other assets                                                 (384,026)          182,358
     Depreciation and amortization                                                         16,042                 -
                                                                                  ---------------  ----------------
         Net cash provided by (used in) operating activities                             (449,457)           10,989
                                                                                  ---------------  ----------------
Cash Flows from Investing Activities:

   Purchase of fixed assets                                                               (33,583)                -
   Purchase of investment securities                                                     (512,409)                -
   Capitalization of AF Brokerage, Inc.                                                  (200,000)          (50,000)
   Capitalization of AF Insurance                                                        (225,000)                -
   Capitalization of AF Bank                                                           (3,000,000)                -
                                                                                  ---------------  ----------------
         Net cash provided by (used in) investing activities                           (3,970,992)          (50,000)
                                                                                  ---------------  ----------------
Cash Flows from Financing Activities:

   Proceeds from note payable                                                           5,000,000           250,000
   Principal payments on notes payable                                                   (197,177)                -
   Financing costs incurred                                                              (194,312)                -
   Cash dividends paid                                                                   (206,871)         (207,344)
   Proceeds from the issuance of treasury stock                                             6,670                 -
                                                                                  ---------------  ----------------
         Net cash provided by (used in) financing activities                            4,408,310            42,656
                                                                                  ---------------  ----------------
Net increase (decrease) in cash                                                           (12,139)            3,645
   Cash - beginning                                                                         3,761               116
                                                                                  ---------------  ----------------
   Cash - ending                                                                  $        (8,378) $          3,761
                                                                                  ===============  ================

Notes to Consolidated Financial Statements

The following are the condensed financial statements of the mutual holding company, AsheCo, M.H.C., as of and for the years ended June 30, 2002 and 2001:

                                 AsheCo., M.H.C.
                            Condensed Balance Sheets
                             June 30, 2002 and 2001

                                                                                       2002              2001
                                                                                  ---------------  ----------------
Assets
   Cash                                                                           $       192,459  $          8,776
   Investment in AA&G, Inc. and subsidiary                                                170,332           135,337
   Investment in AF Bankshares, Inc.                                                    6,550,667         6,681,798
   Other assets                                                                           251,334           391,283
                                                                                  ---------------  ----------------
                                                                                  $     7,164,792  $      7,217,194
                                                                                  ===============  ================

Liabilities and Stockholders' Equity

   Liabilities
     Accounts payable                                                             $         1,000  $              -
                                                                                  ---------------  ----------------

   Stockholders' equity
     Additional paid-in capital                                                         5,861,850         5,903,977
     Retained earnings                                                                  1,301,942         1,313,217
                                                                                  ---------------  ----------------
                                                                                        7,163,792         7,217,194
                                                                                  ---------------  ----------------
                                                                                  $     7,164,792  $      7,217,194
                                                                                  ===============  ================

                                 AsheCo., M.H.C.
                         Condensed Statements of Income
                       Years ended June 30, 2002 and 2001

                                                                                       2002              2001
                                                                                  ---------------  ----------------

Interest income                                                                   $         5,448  $          7,862
Gain on sale of equipment                                                                   6,774                 -
Equity in earnings of subsidiaries                                                         53,635           287,240
Income tax credits (expense)                                                                    -              (451)
Other expense                                                                             (77,132)          (43,956)
                                                                                  ---------------  ----------------
         Net income                                                               $       (11,275) $        250,695
                                                                                  ===============  ================

Notes to Consolidated Financial Statements

                                 AsheCo., M.H.C.
                       Condensed Statements of Cash Flows
                       Years ended June 30, 2002 and 2001

                                                                                       2002              2001
                                                                                  ---------------  ----------------
Cash Flows from Operating Activities:
   Net income                                                                     $       (11,275) $        250,695
   Change in assets and liabilities:
     Equity in earnings of subsidiaries                                                   (53,635)         (287,240)
     Increase (decrease) in accounts payable                                                1,000            (1,000)
     (Increase) decrease in other assets                                                  139,949          (342,697)
                                                                                  ---------------  ----------------
         Net cash provided (used) in operating activities                                  76,039          (380,242)

Cash Flows from Investing Activities:

   Dividends from AF Bankshares, Inc.                                                     107,644           107,647
                                                                                  ---------------  ----------------
         Net increase (decrease) in cash                                                  183,683          (272,595)
Cash, beginning                                                                             8,776           281,371
                                                                                  ---------------  ----------------
Cash, ending                                                                      $       192,459  $          8,776
                                                                                  ===============  ================

Note 19.  Segment Reporting

The Company has additional reportable segments, AF Bank, AF Insurance Services, Inc. and AF Brokerage, Inc. AF Bank is a federally chartered stock savings bank. The principal activities of the Bank consist of obtaining savings deposits and providing credit to customers in its primary market area. AF Insurance, Inc. and AF Brokerage, Inc. provide insurance and stock brokerage services respectively. Information about reportable segments, and reconciliation of such information to the consolidated financial statements as of and for the year ended June 30, 2002 is as follows (dollars in thousands):

                              AF                             AF             AF            Inter-
                          Bankshares,                     Insurance      Brokerage        segment     Consolidated
                             Inc.           AF Bank    Services, Inc.      Inc.         Elimination       Totals
                         -------------  -------------  --------------  -------------  -------------  --------------
June 30, 2002

Net interest income      $        (458) $       6,034  $          (69) $           3  $           -  $        5,510
Other revenue -
   external customers                8          1,016           2,140            172           (216)          3,120
Provision for loan losses            -            420               -              -              -             420
Depreciation and
   amortization                     10            548             222              6              -             786
Net income (loss)                   36            830             (27)          (113)          (690)             36
Assets                           1,169        173,868           2,765            334         (1,075)        177,061

                          Independent Auditor's Report

To the Board of Directors
AF Bankshares, Inc. and Subsidiaries
West Jefferson, North Carolina

We have audited the accompanying consolidated statement of financial condition of AF Bankshares, Inc. and subsidiaries as of June 30, 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of AF Bankshares, Inc. and subsidiaries as of June 30, 2001 and for the year then ended were audited by other auditors whose report dated August 3, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the financial position of AF Bankshares, Inc. and subsidiaries as of June 30, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Larrowe & Company, PLC

Galax, Virginia
August 6, 2002

Corporate Information

                                    Officers

James A. Todd
President and Chief Executive Officer

Melanie Paisley Miller
Executive Vice President, Secretary/Treasurer,
   Chief Financial Officer


                                    Directors

Jan R. Caddell, Chairman
   President and General Manager of Caddell Broadcasting, Inc.

James A. Todd
   President and CEO of AF Bankshares, Inc. and AF Bank

Jerry L. Roten
   Clerk of Superior Court of Ashe County

Jimmy D. Reeves
   Partner in the law firm of Vannoy & Reeves, PLLC

Don R. Moore
   Restaurant Owner

Kenneth R. Greene, Vice Chairman
   Owner of East Jefferson Builders Mart

John D. Weaver
   Vice President of Weaver Tree Farm, Inc.

Wayne R. Burgess
   Vice President and Manager of Burgess Furniture

Mike M. Sherman
   President and CEO of the Oldham Company


                                     Offices

Corporate Office

21 East Ashe Street
West Jefferson, NC 28694


AF Bank Offices

205 S. Jefferson Avenue
West Jefferson, NC 28640

840 E. Main Street
Jefferson, NC 28640

4951 NC Hwy, 88 West
Warrensville, NC 28693

403 South Main Street
Sparta, NC 28675

285 Highway 105 Extension
Boone, NC 28607

1489 Mt. Jefferson Road
West Jefferson, NC 28694

1441 Mt. Jefferson Road
West Jefferson, NC 28694


AF Brokerage Offices

206 S. Jefferson Avenue
West Jefferson, NC 28694

1441 Mt. Jefferson Road
West Jefferson, NC 28694


AF Insurance Offices

206 S. Jefferson Avenue
West Jefferson, NC

315 Main Street
North Wilkesboro, NC 28659

324 Morganton Blvd, SW
Lenoir, NC 28645

403 South Main Street
Sparta, NC 28675

948 Johnson Ridge Road
Elkin, NC 28621

400 Shadowline Drive,
Suite 104
Boone, NC 28607

840 East Main Street
Jefferson, NC 28607

1441 Mt. Jefferson Road
West Jefferson, NC 28694

STOCK TRANSFER AGENT

Mellon Investor Services, LLC
44 Wall Street, 6th Floor
New York, New York 10005

AUDITORS

Larrowe & Company, PLC
Cranberry Office Park
104 Cranberry Road
Galax, Virginia 24333

ANNUAL MEETING

The 2002 annual meeting of stockholders of AF Bankshares, Inc. will be held on November 4, 2002 at 6 p.m. at the Corporate Office of the Company, 21 East Ashe Street, West Jefferson, North Carolina 28694.

LEGAL COUNSEL

Vannoy & Reeves
306 East Main Street
West Jefferson, North Carolina 28694

Thacher Proffitt & Wood
1700 Pennsylvania Avenue, Suite 800
Washington, DC 20006

FORM 10-KSB

A copy of Form 10-KSB as filed with the U.S. Securities and Exchange Commission will be furnished without charge to shareholders upon written request to Melanie
P. Miller, Executive Vice President, AF Bankshares, Inc., 21 East Ashe Street, Post Office Box 26, West Jefferson, North Carolina 28694. If you prefer, you may obtain a copy without cost at the SEC website. (www.sec.gov).

COMMON STOCK

The Company had 1,049,378 shares of common stock outstanding at August 31, 2002, which are held by 419 shareholders of record. The majority of the outstanding shares are held by the mutual holding company AsheCo, MHC. The remaining 511,158 shares are owned by minority shareholders including the Company's ESOP. Shares are quoted on the OTC Electronic Bulletin Board under the symbol "ASFE."

MARKET FOR THE COMMON STOCK

There is no established market for the Company's common stock, excluding occasional quotations, although the Company's common stock is quoted on the OTC Electronic Bulletin Board. The table below reflects the stock trading and dividend payment frequency of the Company for the years ended June 30, 2002 and 2001. For further information regarding the Company's dividend policy and restrictions on dividends paid, please refer to note 8 of the notes to the consolidated financial statements. Stock prices reflect bid prices between broker/dealer, prior to any markups, markdowns or commissions, is based upon information provided to management of the Company by certain securities firms effecting transactions in the Company's stock on an ongoing basis, and may not necessarily represent actual transactions.

                                                         Stock Price

2002                             Dividends           High             Low
----                         ----------------  ---------------  ----------------
First quarter                $           0.05  $         14.40  $          10.25
Second quarter                           0.05            15.50             11.00
Third quarter                            0.05            15.25             13.50
Fourth quarter                           0.05            15.25             13.60

                                                         Stock Price
2001                             Dividends           High             Low
----                         ----------------  ---------------  ----------------
First quarter                $           0.05  $          8.75  $           7.50
Second quarter                           0.05             9.00              7.38
Third quarter                            0.05            11.00              8.25
Fourth quarter                           0.05            11.25             10.80

Disclaimer: This statement has not been reviewed, or confirmed for accuracy or relevance, by the Office of Thrift Supervision.