Form 10KSB, Exhibit 13
period 2003-06-30
AF FINANCIAL GROUP
filed 2003-09-29
CIK 1064025

EXHIBIT 13.1

Contents

Selected Financial Data	2
Letter to Shareholders	4
Managements Discussion and Analysis	8
Consolidated Statements of Financial Condition	24
Consolidated Statements of Income	25
Consolidated Statements of Stockholders Equity	26
Consolidated Statements of Cash Flows	27
Notes to Consolidated Financial Statements	29
Independent Auditors Report	53
Corporate Information	54

AF Financial Group

2003 | Annual Report

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

	June 30,
	2003	2002	2001	2000	1999
	(In thousands, except per share data)
Selected Financial Condition Data:
Total assets	$191,973	$176,684	$153,448	$133,370	$109,931
Loans receivable, net[1]	156,258	143,553	124,675	108,778	81,157
Investment securities[2]	8,754	11,422	7,844	9,835	11,798
Cash and cash equivalents[3]	14,072	11,220	12,568	7,423	12,395
Savings deposits	149,571	136,769	120,074	102,680	93,106
FHLB advances	21,146	18,910	16,962	15,513	2,564
Equity	12,960	12,777	13,027	12,540	12,218
Book value per share	12.35	12.17	12.41	11.95	11.64

Selected Operating Data:
Interest income and dividends	$11,112	$11,191	$11,648	$9,393	$7,879
Interest expense	5,085	5,801	6,355	4,685	3,967

Net interest income	6,027	5,390	5,293	4,708	3,912
Provision for loan losses	243	420	225	88	20

Net interest income after provision for loan losses	5,784	4,970	5,068	4,620	3,892
Non-interest income	3,503	3,120	2,493	1,821	1,206
Non-interest expense	8,656	7,998	6,757	5,660	4,349

Income before income tax expense	631	92	804	781	749
Income tax expense	256	56	315	328	235

Net income	$375	$36	$489	$453	$514

Selected Ratios

Basic earnings per share[4]	$0.36	$0.03	$0.48	$0.45	$0.52
Diluted earnings per share[4]	0.36	0.03	0.48	0.45	0.52
Dividends per share	0.20	0.20	0.20	0.20	0.20

1.	Loans receivable, net is comprised of total loans less allowance for loan losses, loans sold, undisbursed loan funds, and deferred loan fees.
2.	Includes FHLB stock, certificates of deposit and investment securities.
3.	Includes interest-earning deposit balances of $6.2 million, $4.2 million, $7.8 million, $2.6 million, and $4.2 million at June 30, 2003, 2002, 2001, 2000, and 1999, respectively.
4.	Earnings per share has been calculated in accordance with the Statement of Financial Accounting Standards No. 128, Earnings Per Share, and is based on net income for the year, divided by the weighted average number of shares outstanding for the year. In accordance with the AICPA’s SOP 93-6, unallocated ESOP shares were deducted from outstanding shares used in the computation of earnings per share. Diluted earnings per share includes the effect of dilutive common stock equivalents in the weighted average number of shares outstanding.

SELECTED FINANCIAL DATA AND OTHER DATA OF THE COMPANY

	At June 30,
	2003	2002	2001	2000	1999
Selected Financial Ratios and Other Data:
Performance Ratios: [1]
Return on average assets	0.20%	0.02%	0.34%	0.37%	0.49%
Return on average equity	2.90%	0.28%	3.80%	3.99%	4.47%
Average equity to average assets	6.90%	7.51%	8.83%	9.21%	11.02%
Equity to total assets at end of period	6.75%	7.23%	8.49%	9.40%	11.11%
Interest rate spread[2]	3.47%	3.36%	3.56%	3.84%	3.64%
Average interest-earnings assets to average interest-bearing liabilities	104.35%	106.35%	108.48%	108.18%	110.20%
Net interest margin[3]	3.60%	3.52%	3.97%	4.18%	4.06%
Non-interest expense to average assets	4.62%	4.70%	4.64%	4.59%	4.17%
Efficiency ratio[4]	90.83%	93.98%	86.78%	86.69%	84.96%
Dividend payout ratio[5]	55.56%	666.67%	41.67%	44.44%	38.46%

Regulatory Capital Ratios: [6]
Tangible capital	8.92%	9.51%	8.37%	8.89%	10.00%
Core capital	8.92%	9.51%	8.37%	8.89%	10.00%
Total risk based capital	12.89%	13.00%	12.28%	11.94%	17.40%

Asset Quality Ratios and Other Data:
Ratios:
Nonperforming loans to total loans	0.28%	0.32%	0.36%	0.36%	0.07%
Nonperforming loans and real estate owned to total assets	0.25%	0.41%	0.47%	0.53%	0.11%
Allowance for loan losses to:
Nonperforming loans	250.79%	245.92%	213.36%	238.20%	1871.14%
Total loans	0.71%	0.78%	0.78%	0.86%	1.28%
Number of full service Bank branches	7	7	5	5	5

1.	With the exception of end of period ratios, all ratios are based on average monthly or quarterly balances during the indicated periods, and are annualized where appropriate. Asset Quality, Regulatory Capital and Regulatory Capital Ratios are end of period ratios.
2.	The interest rate spread represents the difference between the weighted-average yield on interest-bearing assets and the weighted-average cost of interest-bearing liabilities.
3.	The net interest margin represents net interest income as a percent of average interest-earning assets.
4.	The efficiency ratio represents non-interest expense as a percentage of the sum of net interest income and non-interest income.
5.	The dividend payout ratio represents dividends per share as a percentage of basic earnings per share. Earnings per share has been calculated in accordance with the Statement of Financial Accounting Standards No. 128, Earnings Per Share, and is based on net income for the year, divided by the weighted average number of shares outstanding for the year. In accordance with the AICPA’s SOP 93-6, unallocated ESOP shares were deducted from outstanding shares used in the computation of earnings per share.
6.	For definitions and further information relating to the Bank’s regulatory capital requirements, see “Regulation—Regulation of Federal Savings Associations—Capital Requirements” and Note 8 of Notes to the Consolidated Financial Statements.

Dear Shareholder,

Fiscal Year 2003 was a year of progress for AF Financial Group. You can be proud of your Company’s accomplishments and performance for the year just ended and continue to look for future success.

Our Company continued its history of strong growth with total assets reaching $191,972,779 at June 30, 2003, an 8.7% increase over the June 30, 2002 total of $176,683,941. For the same period, the Bank’s loans receivable stood at $156,257,890, representing an 8.9% rise from $143,553,436 at June 30, 2002.

Net income was $375,464 in FY 2003, an almost 940% gain over the $36,142 total in FY 2002. Interest income for the period was $11,112,688, a 0.7% decrease from FY 2002 levels; while noninterest income increased 12.3% to $3,502,772 for the year ended June 30, 2003.

At June 30, 2003, retained earnings had increased $145,454, and the Bank’s regulatory capital amounted to $16.9 million—well in excess of regulatory capital requirements. For detailed results and comparisons, I encourage you to review the financial section of this report.

The significant growth in net income is particularly noteworthy, given the historically low interest rate environment and the contraction of interest spreads characterizing the past year. The rise in noninterest income reflects your Company’s continuing growth in fee-based financial services, and a lessening of reliance primarily on interest income for profitability.

Management and the board of your Company have always maintained high standards of business conduct. With the passage of the Sarbanes-Oxley Act and rules issued by the major exchanges, your board and management have aggressively implemented the provisions of the new rules so that you, our investors, and the communities that we serve can be assured that AF operates with the degree of transparency necessary to provide safeguards against corporate fraud and malfeasance. Although somewhat expensive, these steps are necessary and fundamental in complying with the law and demonstrating our commitment. Your Company added an individual to the audit committee and the board who qualifies as a financial expert. We have restructured our Audit Committee so that all members meet the more stringent independence standards required of audit committees. Additionally, we have established a corporate governance committee to establish standards for directors, succession guidelines for directors and management and for the governance of the Company. All of our major committees, the Compensation Committee, the Audit Committee and the Governance Committee, have memberships comprised only of outside directors.

AF Financial Group made progress in both strengthening our infrastructure in terms of people, functions and facilities, and taking solid steps toward expanding our businesses in existing markets in FY 2003. These changes had an impact on current operations but pave the way to future growth and expansion.

Implementing a detailed Disaster Recovery Plan during the year, the Company installed back up facilities for most of our customer service facilities. So in the event of an emergency, customers can now expect a more secure and smooth continuation of services.

A new Customer Call Center was added which now allows customers to speak with a live banking representative by phone from 7 a.m. until 10 p.m., Monday through Friday. The addition of online banking during the year added another benefit to our customers who wanted 24-hour access to our services. The Call Center extends convenience and support for telephone and online banking customers as well as to those customers who simply want a real person to help them with account information.

In what is perhaps the most significant project of the year, construction began on a new AF Financial Center in Boone, North Carolina. When completed in early Fiscal Year 2005, this Financial Center will allow the Company to consolidate banking, brokerage, and insurance services into one highly visible, convenient location.

Looking ahead, next year plans are to add check imaging and online bill payment to AF Bank’s menu of comprehensive banking services. These important new services should strengthen existing customer relationships, as well as attract new customers and clients.

Of course, the economy—at the national and local levels—will continue to play a big role in the operating results of the Company. Hopefully, the lackluster performance of the past year marked a low tide in economic performance. Already, there are signs of a small, but nonetheless positive upturn in economic indicators. In our view, a steady, consistent improvement is a more sustainable route to recovery; and ultimately benefits not only your Company, but the individuals, families, and businesses we serve.

With an improving economy, our prospects in the coming year indeed seem positive. Given the accomplishments in FY 2003, management and the board of directors feel AF Financial Group is well positioned for continued growth and increasing profitability.

If you have not done so already, allow me to personally invite you to explore the benefits available to you from AF Bank, AF Brokerage, and AF Insurance. Whatever your financial plans, you’ll discover a world of products and services to help you achieve your goals. All with the personal service and professional commitment of your friends and neighbors at AF Financial Group.

On behalf of the board of directors, management, and employees of AF Financial Group, I’d like to express our sincere appreciation for your support and guidance during the past year. If you have questions or there is any way we may be of additional service to you, your family, or your business, please do not hesitate to contact me.

For AF Financial Group,

James A. Todd President & CEO

THE YEAR IN REVIEW

As pictured on the preceding page, AF Bank continued to highlight local banking clients during the year, including:

Beth Ball Interiors, and

Ashe Medical Associates.

Parker Tie and Smoky Mountain Barbeque were also advertised as valued banking clients.

Towards the end of the year, plans were in place to feature Tri-County Paving and Northwestern Emergency Vehicles. In addition to newspaper advertising, radio spots were produced and run locally in combination with the print media.

Among product promotions, a “Thanksgiving 24-Month CD Special” was introduced, along with a special 13-Month CD later in the year. We continued to emphasize AF Bank’s exclusive “Thousandaire Account”—the truly affordable money market account, too. Plus, our fixed rate construction loans and local home loans were advertised.

AF Brokerage opened a full-service office in Boone, and introduced a series of informative seminars open to the public. As its client base grew, AF Brokerage also staffed the Mount Jefferson Financial Center with a full-time Investment Officer. Of course, clients are provided with personal service by appointment in all AF offices throughout Alleghany, Ashe, and Watauga counties, as well as in all AF Insurance locations.

AF Insurance Services maintained its leadership role in property and casualty coverage, while expanding the agency’s business in personal lines and automobile coverage. As the largest independent insurance agency in AF Financial Group’s markets, AF Insurance is dedicated to offering clients the finest in personal service as ‘your neighborhood insurance professionals’.

All in all, Fiscal Year 2003 was a satisfying year for AF Financial Group. And FY 2004 looks even better!

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2003 and 2002

Management’s Discussion and Analysis

This discussion contains certain forward-looking statements consisting of estimates with respect to the financial condition, results of operations and other business of the Company, that are subject to various factors which could cause actual results to differ materially from the estimates. These factors include: changes in general, economic and market conditions; the development of an adverse interest rate environment that adversely affects the interest rate spread or other income anticipated from the Company’s operations and investments; and depositor and borrower preferences. The information in this section should be read in conjunction with the Consolidated Financial Statements, the accompanying Notes to the Consolidated Financial Statements and the other sections contained in this document.

Reorganization

AF Financial Group (the “Company”) is a federally chartered stock holding company for AF Bank (the “Bank”), AF Insurance Services, Inc., and AF Brokerage, Inc. AF Bank conducts business from its main office located in West Jefferson, North Carolina, with branches in Boone, Jefferson, Sparta, Warrensville, and West Jefferson, North Carolina. Headquartered in West Jefferson, North Carolina, AF Insurance Services, Inc., has offices in Boone, Elkin, Jefferson, Lenoir, Sparta, West Jefferson, and North Wilkesboro, North Carolina. A licensed broker/dealer headquartered in West Jefferson, North Carolina, AF Brokerage, Inc. serves Ashe, Alleghany, Wilkes and Watauga counties; as well as Union County, North Carolina through a third party arrangement with a bank in Monroe, North Carolina.

On April 15, 1996, the Board of Directors of Ashe Federal Bank (now AF Bank) adopted a Plan of Reorganization and the related Stock Issuance Plan. These plans allowed the Bank to exchange its federal mutual savings bank charter for a federal stock savings bank charter, conduct a minority stock offering and form AsheCo, MHC, a mutual holding company which owned more than 50% of the common stock issued by the Bank. The Bank conducted a minority stock offering in July and August of 1996 and the closing occurred on October 4, 1996. The Bank sold 461,779 shares of common stock in the minority stock offering, which included 36,942 shares sold to its Employee Stock Ownership Plan (the “ESOP”), and issued 538,221 shares to the mutual holding company.

At the Bank’s annual meeting held on December 8, 1997, the shareholders of Ashe Federal Bank approved the Ashe Federal Bank 1997 Stock Option Plan; the Ashe Federal Bank 1997 Recognition and Retention Plan; a change in the Bank’s federal stock charter, changing the corporate name to AF Bank; and a plan of reorganization providing for the establishment of AF Bankshares, Inc., as a federally chartered stock holding company and parent of the Bank. On June 16, 1998, the Bank completed its reorganization into a two-tier mutual holding company and became a wholly owned subsidiary of the Company. The Company became a majority owned subsidiary of AsheCo, MHC.

At the Company’s annual meeting held on November 4, 2002, stockholders approved a resolution to amend Section I of the Company’s federal stock charter to change the Company’s name from AF Bankshares, Inc. to AF Financial Group. We believe the name “AF Financial Group” more accurately reflects our growing role as a comprehensive financial services business. Furthermore, the new name enables prospective clients and customers to more accurately identify the Company as a full-service financial provider.

During the year ended June 30, 1999, the Company purchased 6,300 shares of its common stock for a total price of $113,750. In the same year, the Company issued 2,000 of these shares. During the year ended June 30, 2002, the Company issued 460 of these shares. We do not plan to acquire additional shares until there is a specific purpose for additional stock purchases.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2003 and 2002

Critical accounting policies

The notes to our audited consolidated financial statements for the year ended June 30, 2003 contain a summary of our significant accounting policies. We believe our policies with respect to the methodology for our determination of the allowance for loan losses, and asset impairment judgments, including the recoverability of goodwill, involve a higher degree of complexity and require management to make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could cause reported results to differ materially. These critical policies and their application are periodically reviewed with the Audit Committee and our Board of Directors. We consider the following accounting policies to be most critical in their potential effect on our financial position or results of operations:

Allowance for Loan Losses

The Allowance for Loan Losses (“ALL”) is established through a provision for loan losses based on management’s evaluation of the risks inherent in the Bank’s loan portfolio, prior loss history and the general economy. The ALL is maintained at an amount management considers adequate to cover loan losses which are deemed probable and estimable. The allowance is based upon a number of factors, including asset classifications, economic trends, industry experience and trends, industry and geographic concentrations, estimated collateral values, management’s assessment of the credit risk inherent in the portfolio, historical loan loss experience, and the Bank’s underwriting policies. The Company’s methodology for assessing the appropriations of the ALL consists of two components, which are specific allowance for identified problem or impaired loans and a formula allowance for the remainder of the portfolio. Although management believes it has established and maintained the ALL at appropriate levels, future adjustments may be necessary if economic, real estate and other conditions differ substantially from the current operating environment. The Company will continue to monitor and modify its ALL as conditions dictate.

Goodwill

On July 1, 2002, the Company adopted the provisions of Financial Accounting Standards Board Statement 142, Goodwill and Other Intangible Assets. Under the provisions of the Statement, on July 1, 2002, the Company eliminated the amortization of goodwill. The Company will reevaluate the carrying value of goodwill annually by comparing the present value of expected future cash flows discounted at a spread to the 30-Year US Treasury bond to the carrying value of goodwill at the reporting unit level. Impairment would then be determined if the carrying amount of goodwill exceeds the fair value of the reporting unit. This evaluation is subjective as it requires material estimates that may be susceptible to significant change.

General

The Company realized net income of $375,464 and $36,142 for the years ended June 30, 2003 and 2002, respectively. The Company’s operating results are primarily dependent upon net interest income, fees and charges and insurance commissions. Net interest income is the difference between interest earned on loans, investments and interest-earning deposits at other financial institutions, and the cost of interest-bearing savings deposits and other borrowings. The primary interest-earning asset of the Company is its mortgage loan portfolio, representing 84.0% of total loans with approximately 81.7% of portfolio mortgage loans at fixed rates as of June 30, 2003. The net interest income of the Company is affected by changes in economic conditions that influence market interest rates and to a large extent by the monetary actions by the Federal Reserve. This exposure to changes in interest rates contributes to a moderate degree of interest rate risk, because of the negative impact of changing rates to the Bank’s earnings and to the new market value of its assets and liabilities. Historically, mortgage lenders have made loans and funded those loans with core and short termed deposits, exposing the lender to a higher level of interest rate risk in a rising rate scenario. We have reduced our exposure to rising rates by limiting the term or the time to reprice of loans that we retain in our portfolio. During the rate environment during this fiscal year ending June 30, 2003, declining rates were less favorable to the Bank than rising rates would have been from an interest rate risk perspective.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2003 and 2002

The Company receives fee income primarily from loan origination fees; late loan payments fees; commissions from the sale of credit life; accident and health insurance; deposit transaction fees; insurance commissions generated from AF Insurance Services, Inc.; commission income generated from AF Brokerage, Inc.; and from payment for other services provided to customers by the Company.

Major non-interest costs to the Company include compensation and benefits; occupancy and equipment; and information technology costs. Other external factors that affect the operating results of the Company include changes in government and accounting regulations; costs of implementing information technology; and changes in the competitive dynamics within the Company’s market area.

Management Strategy

We believe the term “financial services” covers five broad categories: funds transfer including checking accounts; insured savings instruments; credit/lending services; insurance; and investment services. Further, we believe customers are becoming increasingly convenience oriented and prefer to deal with as few vendors as possible for their financial services. We believe that our ability to offer all of the financial services mentioned above under one umbrella will enhance the Company’s growth and make the retention of existing customers more likely.

We considered using third party providers for the non-traditional bank insurance and investment services; however, we believe that we can better serve our customers than a third party provider. Additionally, we did not want another vendor “owning” our customers that need their services; therefore, we decided to establish our own broker/dealer and to enter the insurance agency arena. AF Brokerage, Inc. was granted membership to the NASD on October 22, 1999 and commenced operation in the fourth quarter of 2000 as an independent broker/dealer. The broker-dealer employs registered representatives located in its main office in West Jefferson, at the Mt. Jefferson Financial Center and in the Boone insurance agency location. During the fiscal year ended June 30, 2002, AF Brokerage entered into a service contract with a non-affiliated community bank in Monroe, North Carolina, to provide investment services to that bank’s customers through a dual employee arrangement. The Company may offer its services as a third party provider to other, non-competitive client financial institutions in North Carolina.

We continue to evaluate acquisitions and business opportunities that will provide access to new customers and expanded markets, and which will enhance the Company’s long-term value and earnings potential. We believe penetration into new (especially contiguous) markets increases the opportunity to deliver products from all the Company’s subsidiaries to a broader market base, thereby making the insurance and the broker/dealer subsidiaries more profitable investments by increasing the economies of scale, as well as improving the economies of scope; while at the same time adding to the products available for delivery to the Company’s customers.

We are equally committed to protecting and expanding the Company’s market share in existing markets. As evidence of this continuing commitment, the Company is constructing a new facility at a highly accessible and visible location in Boone, North Carolina. This new financial services center will allow us to consolidate the location of our banking, insurance and investment people into one building so that we can provide customers with a full array of banking, insurance and non-insured investment services at one location. We expect the Boone facility to open during the first quarter of the 2005 fiscal year at a cost of approximately $6.7 million. Two floors of the proposed four-story facility will be offered for lease to the professional and medical communities. The Company has executed a contract with a general contractor to construct the Financial Center at a cost of approximately $5.0 million with construction well underway at June 30, 2003.

To improve our personal customer service we have added a Customer Call Center allowing customers to speak with a banking representative by phone from 7 a.m. until 10 p.m. Monday through Friday. We also now offer online banking services to both commercial and retail customers. During the first quarter of the 2004 fiscal year, we plan to add check imaging and bill payment to our services menu. Both of these important new services are designed to strengthen existing customer financial relationships, as well as attract new customers and clients. Online banking with bill payment capabilities gives customers the ability to bank at their convenience—24 hours a day, seven days a week. Check imaging will provide the Company’s checking customers with the space-saving option of receiving imaged statements showing their cancelled checks, instead of dealing with bulky stacks of returned checks each month.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2003 and 2002

We have installed back up facilities for most of our customer service facilities so that in the event of an emergency, our customers can expect a continuation of services. Part of this important customer service function has been the addition of backup check processing equipment to prevent gaps in customer service due to mechanical or emergency dysfunctions. Backup computer and back room processing capacity come at a short term price but support our strategy of providing service to new and existing markets immediately rather than requiring new customers to wait for some future bench mark before adding the services, thereby providing the Company with a competitive advantage in a convenience oriented market. We believe it is important to view the year ended June 30, 2003 financial results of the Company within the larger context of our long-term strategic business plan. This helps keep short-term results in clearer perspective, and underscores our commitment to the long-term profitability and success of the Company.

We believe the Company’s success in the 21st Century depends in large part upon our ability to compete far beyond the narrow boundaries imposed upon banking during most of the 20th Century. In fact, the transition from “banking” to “financial services provider” has impacted every major competitor of ours to some degree. The Gramm-Leach-Bliley Financial Services Modernization Act is an excellent example of regulatory and governmental support of this viewpoint.

The Sarbanes-Oxley Act of 2002 (the “Act”) is another change that has significantly impacted us and our competitors. The Act, and its subsequent regulations, makes changes to the way we select and manage our outside auditors, establishes new independence requirements for the board and its committees and includes provisions that increase our accountability regarding the presentation of the Company’s financial condition. During the 2003 fiscal year, we invested a significant amount of time to meet governance requirements that should assure our stockholders, customers and employees of our commitment to high ethical business operations and standards. We added a member to the board of directors who qualifies as a financial expert and revamped the Audit Committee membership so that all members meet the independence standards. A Governance Committee was established and that committee has begun the process for board and individual board member assessments. The three main committees, the Audit Committee, the Governance Committee and the Compensation Committee, have a minimum of three directors serving on each committee. No member of management serves on these committees. The board of directors meets monthly in executive session without any member of management present. A monthly training program was implemented to better prepare the directors to provide oversight for the Company. We made substantial changes to our governance procedures, code of ethics and other factors that we believe has allowed us to comply with the rules and regulations created by the Act, by the exchanges and by prudence.

The Bank sells mortgage loans with terms exceeding 15 years unless the loan documents permit the Bank to re-price the loan at an interval of ten years or less. Non-mortgage loans have rates that allow for adjustment as the prime rate changes where possible and where non-mortgage loans are made with fixed terms, the terms typically do not exceed five years. During 1995, we introduced fixed rate mortgage loans with provisions allowing the bank to “call the loan due” after three or five year periods, which reduces the period of time the Bank is exposed to a fixed rate of interest in order to reduce interest rate risk. During the 2003 fiscal year, borrowers have been reluctant to accept a loan with a call provision and have chosen longer-term mortgages that the Bank sells in the secondary market. The call provision is now used primarily where the fixed rate mortgage does not qualify for sale in the secondary market, and where the borrower has no desire for an adjustable rate mortgage. At approximately the same time, we began to offer consumer loans, including automobile and home improvement loans. At June 30, 2003, consumer loans constituted approximately 7.2% of portfolio loans.

In 1994, the Bank began offering commercial loans to small businesses in Ashe County and expanded its commercial lending to include small businesses in Alleghany, Watauga Counties and to areas contiguous to those counties. Commercial loans generally have rates based on the prime rate of interest that more closely reflects prevailing market interest rates than do fixed rate products or other rate indices. Additionally, consumer and commercial loans generally have shorter terms and greater interest rate sensitivity than mortgage loans. We have pursued the preceding mortgage and non-mortgage loan strategies in order to reduce the level of interest rate risk in

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2003 and 2002

the Bank’s loan portfolio, while maintaining acceptable levels of credit risk. Funding for loan originations has been provided by: marketing savings and checking accounts; competitively pricing certificates of deposits; and borrowing from the Federal Home Loan Bank of Atlanta (“FHLB”). Deposits increased $12.8 million as the result of normal business activities and FHLB advances increased $2.2 million during the year ended June 30, 2003. During the fiscal year ended June 30, 2003, we participated in the CDARS program to enhance insurance coverage for large deposits offered by Promontory Interfinancial Network, LLC.

In addition to loans, the Bank invests in: federal agency securities, overnight deposits with the FHLB, equity securities in the Federal Home loan Mortgage Corporation (FHLMC), municipal bonds, and mortgage-backed securities issued by the Government National Mortgage Association (GNMA) and Fannie Mae. We do not engage in the practice of trading securities; rather, the Bank’s investment portfolio consists primarily of securities designated as available for sale. We intend to maintain investment securities to meet liquidity needs, as a supplement to our lending activities, and as a means to reduce interest rate risk and credit risk of our asset base in exchange for lower rates of return than would typically be available with other lending activities.

We now have the foundation to successfully compete in our established markets. In all AF Bank markets, we have the capability to deliver comprehensive insurance services through our insurance subsidiary and the potential to deliver securities services through AF Brokerage, Inc. To project an image as a full service financial provider to potential clients and customers, our stockholders approved a resolution to amend the Company’s federal stock charter to change the Company’s name from AF Bankshares, Inc., to AF Financial Group. The challenge now facing us is to provide the most economical, efficient—and most importantly—desirable platform to offer customers, clients and prospects these services. It is a challenge we are working hard to meet.

In coming years, we believe that the Company’s established foundation and emerging platform will drive our long-term success as a competitively superior financial services provider in all markets.

Comparison of Financial Condition at June 30, 2003 and 2002

Total assets increased by $15.3 million, or 8.7%, to $192.0 million at June 30, 2003 from $176.7 million at June 30, 2002. The increase in assets was primarily the result of an increase of $12.7 million, or 8.9%, in loans receivable, net, an increase of $2.9 million, or 25.4%, in cash and cash equivalents and an increase of $2.7 million, or 45.5%, in office properties and equipment, net, from June 30, 2002 to June 30, 2003. The increase in net loans receivable is typical for the Bank, which operates in lending markets that have had sustained loan demand over the last several years. The increase in net office properties and equipment was primarily due to the purchase and improvements of property in Boone, North Carolina to construct the new Financial Services Center. Increases in net loans outstanding, cash and cash equivalents and net office properties and equipment, were primarily funded by an increase of $12.8 million in savings deposits and a $2.2 million increase in advances from the Federal Home Loan Bank.

Securities available for sale decreased $2.7 million or 26.0% to $7.6 million at June 30, 2003 from $10.3 million at June 30, 2002. This decrease was due to maturing investments and our decision to use the liquidity to fund loan demand. At June 30, 2003, the Company’s investment portfolio had approximately $58,737, net of tax, in net unrealized gains.

The Bank’s deposits increased by $12.8 million, or 9.4%, from $136.8 million at June 30, 2002 to $149.6 million at June 30, 2003. We believe the increase in deposits is attributable to continuing marketing efforts directed toward increasing balances in savings and transaction accounts and in smaller, stable certificates of deposits. We intend to focus our marketing efforts and to offer new products to increase the lower cost core deposits.

At June 30, 2003, retained earnings had increased $145,454, or 1.8%, to $8.3 million as a result of net income of $375,464, an increase in the fair market value of ESOP stock in the amount of $51,136, and a reduction for dividends of $178,874. At June 30, 2003, the Bank’s regulatory capital amounted to $16.9 million compared to $16.6 million at June 30, 2002, which was in excess of regulatory capital requirements at such date.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2003 and 2002

The Bank’s level of non-performing loans, defined as loans past due 90 days or more, decreased to $442,696 at June 30, 2003 compared to $460,041 at June 30, 2002. The Bank recognized net charge offs of approximately $263,248 during the year ended June 30, 2003 compared to net charge offs of $310,800 for the year ended June 30, 2002. The level of net charge offs was attributable to recent negative economic events on the local level, principally related to factory closings in two of the Company’s primary markets and the higher unemployment due to the closings. As a result and based on our analysis of allowances, a $242,700 provision for loan loss allowance was made during the year ended June 30, 2003. Similar loan loss provisions in future periods are uncertain; however, in a volatile environment, additional allowances for losses are possible.

Comparison of Operating Results for the Fiscal Years Ended June 30, 2003 and 2002

The Company had net income for the year ended June 30, 2003 of $375,464 compared to net income of $36,142 during the same period in 2002. Changes in net income during the comparable twelve-month period were attributable to: an increase in the net interest income after provision for loan losses and an increase in insurance commissions. The increases in income were partially offset by increased compensation expense and occupancy expenses associated with the remodeling costs of the Sparta facility and the new Financial Center located on Mount Jefferson Road in West Jefferson, North Carolina. In our opinion, there has not been a material change in interest rate risk from the end of the Company’s most recent fiscal year.

Interest Income. Interest income decreased by $78,028 or 0.7% from $11,190,715 for the year ended June 30, 2002 to $11,112,688 for the year ended June 30, 2003. Interest income from loans increased $255,035 or 2.5% from $10,426,650 for the year ended June 30, 2002 to $10,681,686 for the year ended June 30, 2003. The increase in interest income from loans for the year ended June 30, 2003 was attributable to an increase in volume offset by a decrease in rate of net loans receivable. This increase was offset by decreases in interest income from investment securities and interest bearing accounts in the year ended June 30, 2003. Even though the weighted average rate on portfolio loans declined from the prior periods, interest income from the increase in outstanding balances outweighs the decline in income resulting from the decline in the weighted average rate; therefore, during the year ended June 30, 2003, income generated from the increase in balances (volume) offset the decline in earnings resulting from the decline in weighted average rate.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2003 and 2002

Table 1.

The following table analyzes the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. The table distinguishes between (i) changes attributable to volume (changes in volume multiplied by the prior period’s rate) (ii) changes attributable to rate (changes in rate multiplied by the prior period’s volume) and (iii) mixed changes (changes in volume multiplied by changes in rate). Rate/volume variances are allocated to the rate/volume column.

	Year ended June 30, 2003 compared to June 30, 2002				Year ended June 30, 2002 compared to June 30, 2001
	Increase/(Decrease) Due to				Increase/(Decrease) Due to
	Volume	Rate	Rate/ Volume	Net	Volume	Rate	Rate/ Volume	Net
	(In thousands)
Assets:
Interest-earning assets:
Interest-bearing deposits	$(69)	$(75)	$27	$(117)	$155	$(133)	$(95)	$(73)
Investment securities	(113)	(130)	25	(218)	84	(204)	(28)	(148)
Loans receivable	1,465	(1,058)	(149)	258	1,361	(1,416)	(184)	(239)

Total	1,283	(1,263)	(97)	(77)	1,600	(1,753)	(307)	(460)

Liabilities:
Interest-bearing liabilities:
NOW and MMDA accounts	(16)	(104)	5	(115)	(93)	(317)	53	(357)
Passbook savings	259	(205)	(67)	(13)	287	(215)	(75)	(3)
Certificates of deposit	179	(835)	(47)	(703)	199	(924)	(47)	(772)
Borrowed funds	283	(142)	(26)	115	350	110	37	497

Total	705	(1,286)	(135)	(716)	743	(1,346)	(32)	(635)

Net interest income	$578	$23	$38	$639	$857	$(407)	$(275)	$175

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2003 and 2002

Table 2.

The following table provides information concerning the Bank’s yields on interest-earning assets and cost of funds on interest-bearing liabilities over the years ended June 30, 2003 and 2002.

			For the year ended June 30,
	At June 30, 2003		2003			2002
	Actual Balance	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
	(Dollars in thousands)
Assets:
Interest-earnings assets:
Interest-bearing deposits	$6,152	1.32%	$4,145	73	1.76%	$6,532	189	2.89%
Investment securities	8,754	4.72%	8,804	358	4.07%	10,954	575	5.25%
Loans receivable, net (1)	156,258	6.71%	154,582	10,682	6.91%	135,524	10,426	7.69%

Total interest-earning assets	171,164	6.41%	167,531	11,113	6.63%	153,010	11,190	7.31%

Non-interest-earning assets	20,809		19,645			17,216

Total assets	$191,973		$187,176			$170,226

Liabilities and equity:
Interest-bearing liabilities:
Interest-bearing checking accounts	$20,198	0.88%	$21,434	$200	0.93%	$22,598	$313	1.39%
Savings	43,474	2.05%	38,889	782	2.01%	29,322	796	2.71%
Certificates of deposit	72,782	3.44%	71,679	2,468	3.44%	67,879	3,171	4.67%
FHLB advances and notes payable	27,393	5.79%	28,541	1,635	5.73%	24,077	1,521	6.32%

Total interest- bearing liabilities	163,847	3.15%	160,543	5,085	3.17%	143,876	5,801	4.03%

Other non-interest-bearing liabilities	15,166		13,721			13,560
Equity	12,960		12,912			12,790

Total liabilities and equity	$191,973		$187,176			$170,226

Net interest income and interest rate spread (2)		3.26%		$6,028	3.47%		$5,389	3.28%

Net interest-earning assets and net interest margin (3)	$7,316		$6,988		3.60%	$9,134		3.52%

Ratio of interest-earning assets to interest-bearing liabilities		104.47%			104.35%			106.35%

(1)	Balance is net of deferred loan fees and loans in process. Non-accrual loans are included in the balances.
(2)	Average interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(3)	Net interest margin represents net interest income divided by average total interest-earning assets. With the exception of end of period ratios, all ratios are based on monthly or quarterly balances during the indicated years. Management does not believe that the use of month and quarter end balances instead of daily balances has caused a material difference in the information presented.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2003 and 2002

Interest Expense. Interest expense decreased by $715,267 or 12.3% to $5,085,419 for the year ended June 30, 2003 from $5,800,686 for the year ended June 30, 2002. Interest expense on deposits decreased by $829,403 or 19.4% to $3,450,679 for the year ended June 30, 2003 from $4,280,082 for the year ended June 30, 2002. These decreases are the result of the 0.6% decrease in the institution’s weighted average rate of deposits during the year ended June 30, 2003.

Net Interest Income. Net interest income increased by $637,239 or 11.8% from $5,390,029 for the year ended June 30, 2002 to $6,027,269 for the year ended June 30, 2003. The increase is a result of a drop in the Bank’s weighted average rate paid for deposits and the increase in net loans outstanding, partially offset by the reduction of the weighted average loan rates.

Provision for Loan Losses. We made additional provision in the amount of $242,700 to the allowance for loan losses during the year ended June 30, 2003, compared to a $420,400 provision for loan losses made during the year ended June 30, 2002. Provisions for loan losses, which are charged to operations and resulting loan loss allowances, are amounts we believe will be adequate to absorb potential losses on existing loans that may become uncollectible. Loans are charged off against the allowance when we believe collection is unlikely. The evaluation to increase or decrease the provisions for loan losses and resulting allowances is based both on prior loan loss experience and other factors, such as changes in the nature and volume of the loan portfolio, overall portfolio quality and current economic conditions.

The Bank made provisions for loan loss allowances during the year ended June 30, 2003 based upon an analysis of the quality of its loan portfolio. At June 30, 2003, the Bank’s level of general valuation allowances for loan losses amounted to $1,110,684 which we believe is adequate to absorb any existing losses in its loan portfolio.

Non-Interest Income. Non-interest income increased by $382,289 or 12.3% from $3,120,483 for the year ended June 30, 2002 to $3,502,772 for the year ended June 30, 2003. The increase in non-interest income during the year ended June 30, 2003 was primarily attributable to increased revenues generated from insurance sales and increases in transaction fees on deposit accounts during the year ended June 30, 2003. The increased revenue generated from insurance sales is due to widening market penetration, along with an increase in premiums and is expected to continue to produce new growth in non-interest income. The increase in transaction fees on deposit accounts is primarily due to an increase in the number of transaction accounts and more aggressive fee collection efforts.

Non-Interest Expense. Non-interest expense increased by $658,196 or 8.3% from $7,997,559 for the year ended June 30, 2002 to $8,655,755 for the year ended June 30, 2003. Increases in non-interest expense for the year ended June 30, 2003 are primarily attributable to an increase in compensation costs and occupancy expenses associated with the remodeling costs of the Sparta facility and increased staffing for the Financial Service Center located on Mount Jefferson Road in West Jefferson, North Carolina. Compensation costs increased by $536,463 or 12.4% for the year ended June 30, 2003. Occupancy costs increased by $163,513 or 16.8% for the year ended June 30, 2003.

Income Taxes. Income taxes resulted from applying normal, expected tax rates on income earned during the years ended June 30, 2003 and 2002. Income tax expense was $256,122 and $56,411 for the years ended June 30, 2003 and 2002, respectively. The effective tax rate was higher than expected tax rates for 2003, resulting primarily from two conditions. First, North Carolina corporations may not file consolidated income tax returns. This had the effect of taxing all income in a particular member of a consolidated group without permitting an offsetting benefit for losses incurred in another member of the same group, creating a higher than expected “overall” state income tax expense. Secondly, the Company incurred a similar amount of nondeductible expenses in previous years.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2003 and 2002

Comparison of Operating Results for the Fiscal Years Ended June 30, 2002 and 2001

General. The Company had net income for the year ended June 30, 2002 of $36,142 compared to net income of $489,360 during the same period in 2001. Changes in net income during the comparable twelve month period were attributable to: increased compensation expense due to the addition of employees (primarily reflecting the acquisition of the Sparta insurance agency); staffing for the Wal-Mart in-store branch; the interest expense due to the issuance of Capital Securities, and the previously mentioned increase in the provision for loan losses. The increased expenses were partially offset by an increase in net interest income, an increase in noninterest income due to increased commission income from the insurance subsidiary and the gain on sale of investments available for sale. In our opinion, there has not been a material change in interest rate risk from the end of the Company’s most recent fiscal year.

Interest Income. Interest income decreased by $457,454 or 3.9% from $11,648,169 for the year ended June 30, 2001 to $11,190,715, for the year ended June 30, 2002. Interest income from loans decreased $354,703 or 3.3% from $10,781,353 for the year ended June 30, 2001 to $10,426,650 for the year ended June 30, 2002. The decrease in interest income was due primarily to the reduction in interest rates during the periods. During the year ended June 30, 2002, the Federal Reserve Open Market Committee (FOMC) reduced certain rates that it controls, resulting in a reduction in the prime rate of interest by 2% during the year. Although the decrease in interest income due to declines in interest rates was offset in part by loan growth, the Company believes that, as discussed above, loan growth was adversely impacted by the negative economic events on the local level and related higher unemployment. Although the events of September 11, 2001 did not have a direct impact on the Company, management believes that such events exacerbated the economic slowdown discussed above. The direct impact of the reduction in interest income is seen as temporary and will not have a material impact on the future operations of the Company.

Interest Expense. Interest expense decreased by $554,638 or 8.7% to $5,800,686 for the year ended June 30, 2002 from $6,355,324 for the year ended June 30, 2001. Interest expense on deposits decreased by $949,754 or 18.2% to $4,280,082 for the year ended June 30, 2002 from $5,229,836 for the year ended June 30, 2001. This decrease is the result of the 1.69% decrease in the institution’s weighted average rate of deposits during the year ended June 30, 2002, partially offset by the $16.7 million increase in savings deposits and the interest expense on the trust preferred securities.

Net Interest Income. Net interest income increased by $97,184 or 1.8% from $5,292,845 for the year ended June 30, 2001 to $5,390,029 for the year ended June 30, 2002. The increase is a result of a drop in the institution’s weighted average rate paid for deposits, partially offset by an increase in the volume of savings deposits, the reduction of the weighted average loan rates and the issuance of the Capital Securities. The FOMC reduced certain rates that it controls, resulting in a reduction in the prime rate of interest by a staggering 4.25% during the twelve months ending December 31, 2001. The ensuing, historically low relative interest rates have had a negative effect on the Company’s earnings, due to the fact that earning assets typically re-price quicker than the interest costs on deposits. This negative impact was partially offset by our asset/liability management program, as discussed in more detail later in this document under the heading “Asset/Liability Management”.

Provision for Loan Losses. We made additional provision in the amount of $420,400 to the allowance for loan losses during the year ended June 30, 2002, compared to a $225,004 provision for loan losses made during the year ended June 30, 2001. Provisions, which are charged to operations and resulting loan loss allowances, are amounts that we believe will be adequate to absorb potential losses on existing loans that may become uncollectible. Loans are charged off against the allowance when we believe collection is unlikely. The evaluation to increase or decrease the provisions and resulting allowances is based both on prior loan loss experience and other factors, such as changes in the nature and volume of the loan portfolio, overall portfolio quality and current economic conditions.

The Bank made provisions for loan loss allowances during the year ended June 30, 2002 based upon an analysis of the quality of its loan portfolio. The Bank’s level of non-performing loans increased in relation to prior periods and total loans outstanding during the year ended June 30, 2002. Due to this increase and changes in the mix of the

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2003 and 2002

Bank’s loan portfolio, we decided it was necessary to make an additional provision. At June 30, 2002, the Bank’s level of general valuation allowances for loan losses amounted to $1.1 million which we believe is adequate to absorb any existing losses in its loan portfolio.

Non-Interest Income. Non-interest income increased by $627,004, or 25.2% from $2,493,479 for the year ended June 30, 2001 to $3,120,483 for the year ended June 30, 2002. The increase for the year ended June 30, 2002, was primarily attributable to increased revenues generated from insurance sales during the year ended June 30, 2002. Insurance commissions increased $414,544, or 24.4% from $1,699,208 for the year ended June 30, 2001 to $2,113,752 for the year ended June 30, 2002. The increased revenue generated from insurance sales is due to widening market penetration and is expected to continue to produce new growth in non-interest income.

Non-Interest Expense. Non-interest expense increased by $1,240,494 or 18.4% from $6,757,065 for the year ended June 30, 2001 to $7,997,559 for the year ended June 30, 2002. Increases in non-interest expense for the year ended June 30, 2002 are primarily attributable to an increase in compensation costs and in occupancy expenses and computer processing charges associated with the acquisition of the Sparta insurance agency and increased staffing for the Wal-Mart in-store branch and the new Financial Center opened during the year ended June 30, 2002. Compensation costs increased by $714,592 or 19.7% for the year ended June 30, 2002. Occupancy costs increased by $258,110, or 36.1% for the year ended June 30, 2002 primarily due to the costs associated with the new insurance offices and the new bank offices.

Income Taxes. Income taxes resulted from applying normal, expected tax rates on income earned during the year ended June 30, 2002 and 2001. Income tax expense was $56,411 and $314,895, for the years ended June 30, 2002 and 2001, respectively. The effective tax rate was higher than the expected tax rates for 2002, resulting from primarily two conditions. First, North Carolina corporations may not file consolidated income tax returns. This can (and did with respect to the Company) have the effect of taxing all income in a particular member of a consolidated group without permitting an offsetting benefit for losses incurred in another member of the same group, creating a higher than expected “overall” state income tax expense. Secondly, the Company incurred a similar amount of non-deductible expenses as in previous years. However, since pre-tax income was lower than in the fiscal year ended June 30, 2001, these expenses made up a larger percentage of taxable income and thereby increased the “overall” effective rate expressed as a percentage of pre-tax income. These non-deductible expenses include items such as a portion of food costs incurred in connection with business development and marketing and life insurance premiums paid on key person policies.

Capital Resources and Liquidity:

The term “liquidity” generally refers to an organization’s ability to generate adequate amounts of funds to meet its needs for cash. More specifically for financial institutions, liquidity ensures that adequate funds are available to meet deposit withdrawals, fund loan demand and capital expenditure commitments, maintain reserve requirements, pay operating expenses, and provide funds for debt service, dividends to stockholders, and other institutional commitments. Our primary sources of funds consist of deposits, borrowings, repayment and prepayment of loans, sales and participations of loans, maturities of securities and interest-bearing deposits, and funds provided from operations. While scheduled repayments of loans and maturities of securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by the general level of interest rates, economic conditions, and competition. The Company uses its liquidity resources primarily to fund existing and future loan commitments, to fund net deposit outflows, to invest in other interest-earning assets, to maintain liquidity, and to meet operating expenses. For additional information about cash flows from the Company’s operating, financing and investing activities, see “Condensed Consolidated Statements of Cash Flows.”

Liquidity management is both a daily and long-term function of management. If the Company requires funds beyond its ability to generate them internally, we believe we could borrow additional funds from the FHLB and use the wholesale deposit markets. At June 30, 2003, the Company had borrowings of $21.1 million from the FHLB.

We anticipate we will have sufficient funds available to meet current loan origination commitments. Certificates of deposit scheduled to mature in one year or less totaled $51.7 million at June 30, 2003. Based upon historical

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2003 and 2002

experience, we believe that a significant portion of such deposits will remain with the Bank. As of June 30, 2003, cash and cash equivalents, a significant source of liquidity, totaled $14.1 million. The OTS regulations require the Company to maintain sufficient liquidity to ensure its safe and sound operation. The Company’s liquidity position is in excellent shape by any objective benchmark or comparison.

Asset/Liability Management

The Company’s asset/liability management is focused primarily on evaluating and managing the Company’s net interest income in relation to various risk criteria. Factors beyond the Company’s control, such as the effects of changes in market interest rates and competition, may also have an impact on the management of interest rate risk.

In the absence of other factors, the Company’s overall yield on interest-earning assets will increase, as will its cost of funds on its interest-bearing liabilities, when market rates increase over an extended period of time. Inversely, the Company’s yields and cost of funds will decrease when market rates decline. We are able to manage these fluctuations to some extent by attempting to control the maturity or rate adjustments of our interest-earning assets and interest-bearing liabilities over given periods of time. One of our tools for monitoring interest rate risk is the measurement of the sensitivity of the net portfolio value to changes in interest rates.

In order to minimize the potential effects of adverse material and prolonged increases in market interest rates on the Company’s operations, we have implemented an asset/liability program designed to improve the Company’s interest rate risk exposure. The program emphasizes the originations of three-and five-year fixed-rate balloon mortgages, adjustable-rate mortgages, selling long term fixed-rate loans to the secondary market, shorter term consumer and commercial loans, the investment of excess cash in short or intermediate term interest-earning assets and the solicitation of deposit accounts that can be repriced rapidly in high rate scenarios and longer repricing terms in low rate environments. Competitive pressures and the propensity of customers to assume the opposite position from the Bank make implementation of the strategy difficult. Our success in increasing our mortgage portfolio of callable and adjustable-rate loans was substantially curtailed during the 2003 year end due to the availability of longer term fixed-rate loans. We sold loans with low fixed rates in order to avoid increasing our exposure to rising rates.

Although the Company’s asset/liability management program has generally helped to decrease the exposure of our earnings to interest rate increases, the residual effect of reducing the Company’s historical exposure to interest rate increases is a heightened exposure to interest rate decreases, as was the case during the 2003 fiscal year. Additionally, a decline in rates for earning assets may occur more rapidly than a decline in funding costs. Certificates of deposit typically have terms ranging from three to thirty six months. Consequently, the rates paid for these deposits cannot be adjusted until the maturity date. Loans priced at prime or a margin thereto provide for adjusting rates immediately when market rates change. The number of borrowers refinancing at lower rates accelerates the decline in loan rates during a declining rate environment as was experienced during the 2003 fiscal year. In a rising rate environment, the ability to make immediate upward rate adjustments with adjustable-rate loans serves to protect the net interest margin against increases in rates at a more rapid speed than the increase in funding. In a declining rate environment, the rates on prime rate based loans decrease immediately while certificate rates lag causing the interest margin to decline until the certificates mature offering an opportunity for repricing.

We believe that the Company’s asset/liability management program continues to function as a useful financial management tool; adequately providing for the safe, sound and prudent management of the Company’s exposure to changes in interest rates. However, the level of rates at June 30, 2003 and the changes that occurred during the year as a result of historically low rates have increased the Company’s interest rate risk exposure to declining rates.

Net Portfolio Value

All federally regulated financial institutions are required to measure the exposure to changes in interest rates. Institutions with assets of less than $500 million may rely on outside sources of measurement such as those provided by the OTS and the FHLB. The purpose is to determine how changes in interest rates affect the estimated value or

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2003 and 2002

Net Portfolio Value (“NPV”) of the insured institution’s statement of financial condition under several immediate or “shock” changes in market rates.

Since the timing of repricing opportunities for interest-earning assets and interest-bearing liabilities are different, the impact of shock changes will have a negative, neutral or positive impact on the NPV of the bank based upon the structure of the bank’s assets and liabilities. Thus, NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities and off-balance sheet contracts.

Our banking subsidiary, AF Bank, has historically been a mortgage lender, which means that it generally has longer terms before repricing its assets than it does repricing its interest bearing liabilities or deposit accounts; therefore, a rising rate environment will have the most negative impact on the NPV of the typical mortgage lender. We have implemented a strategy of limiting the terms of mortgage loans that we cannot sell in the secondary market, increasing the level of loans tied more closely to market interest rates such as the prime rate, and generally reducing the terms of loans that the Company books for portfolio. This restructuring process and the changes in market rates have resulted in changing our risk from rising rates to falling rates. The following table presents the Company’s NPV at June 30, 2003, as calculated by the OTS, based on information provided to the OTS by the Company.

Table 3. Interest Rate Sensitivity of Net Portfolio Value (NPV)

Net Portfolio Value				NPV as % of PV (5) of Assets
Change in Rates	$ Amount in Thousands	$ Change (1)	% Change (2)	Ratio (3)	Change (4)
+300 bp	23,331	2,846	14%	11.93%	165 bp
+200 bp	23,671	3,186	16%	12.00%	171 bp
+100 bp	21,598	1,113	5%	10.88%	60 bp
0 bp	20,485	—	—	10.28%	—
-100 bp	18,786	(1,699)	(8%)	9.40%	-88 bp

(1)	Represents the change in NPV from the base (zero change in rates) assuming the indicated change in interest rates.
(2)	Calculated as the percentage of change in the estimated NPV compared to the base scenario.
(3)	Calculated as the estimated NPV divided by average total assets.
(4)	Represents the change, expressed in basis points (“bp”), in the ratio of NPV to Assets in each scenario compared to the base.
(5)	PV means present value.

As a result of our actions, at June 30, 2003, the estimated NPV increased by 14% in a 300 basis point rising interest rate shock scenario compared to a loss of 8% in a 100 basis point falling rate scenario. This compares to a decline of 19% under a similar rise and an increase of 4% in a similar decline one year earlier. The interest rate risk is further measured by the basis point decline in the ratio of NPV to PV of assets, defined as the Sensitivity Measure by the OTS. At June 30, 2003, the decline of the Sensitivity Measure was 88 basis points with a 100 basis point shock decrease in rates compared to an increase of 53 basis points under the same scenario at June 30, 2002. The OTS normally uses the 200 basis point shock scenario as the level for determining the Sensitivity Measure; however, with the current level of rates, the OTS no longer provides NPV estimates for downward changes exceeding 100 basis points.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2003 and 2002

The following table provided by the OTS reflects further measures of the Company’s interest rate risk.

Table 4. Risk Measures: 200 bp Rate Shock

		June 30, 2003	June 30, 2002
Pre-shock NPV Ratio:	NPV as a % of PV of Assets	10.28%	14.17%
Exposure Measure:	Post Shock NPV Ratio	9.40%	12.71%
Sensitivity Measure:	Change in NPV	88 bp	146 bp

Certain shortcomings are inherent in the methodology used in the above table. Modeling changes in NPV require making certain assumptions that may tend to oversimplify the manner in which actual yields and costs respond to changes in market interest rates. First, the models assume that the composition of the Bank’s interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured. Second, the models assume that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity of the repricing of specific assets and liabilities. Accordingly, although the NPV measurements do provide an indication of the Company’s interest rate risk exposure at a particular point in time, such measurements are not intended to provide a precise forecast of the effect of changes in market interest rates on the Company’s net interest income. Furthermore, in times of decreasing interest rates, the value of fixed-rate assets could increase in value and the lag in repricing of interest rate sensitive assets could be expected to have a negative effect on the Company because of the timing differences in the repricing opportunities for its interest earning assets and its interest bearing deposits. Interest sensitive assets could be expected to have a positive effect on the Company when interest rates are increasing.

We believe the NPV method of assessing the Company’s exposure to interest risk and potential reductions in net interest income is a useful tool for measuring risk. We also believe that the charts reflect the positive impact of strategies to reduce interest risk. The strategies that have reduced the level of interest rate risk under an increasing rate assumption will continue to reduce the impact of rising rates as long term mortgages are sold and replaced with shorter term mortgages and non-mortgage loans with rates that can be adjusted to more closely simulate market rates of interest.

Future Reporting Requirements

We have reviewed the pronouncements of the Financial Accounting Standards Board (“FASB”) through Statement of Financial Accounting Standard No. 150 issued in May 2003 and other authoritative guidance for their potential impact on our financial statements. Some new statements do not apply to our business. The impact of the new statements that might apply to our business, but are not required to be implemented at this time, are not expected to have a significant effect on our financial statements.

Impact of Inflation and Changing Prices

The financial statements and accompanying footnotes have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The assets and liabilities of the Company are primarily monetary in nature and changes in market interest rates have a greater impact on the Company’s performance than do the effects of inflation.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2003 and 2002

Controls and Procedures

The Company maintains a system of internal controls and procedure designed to provide reasonable assurance as to the reliability of our published financial statements and other disclosures included in this report. The Company’s Board of Directors, operating through its audit committee, which is composed entirely of independent outside directors, provides oversight to the Company’s financial reporting process.

Management, including the Company’s President and Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

There have been no changes in the Company’s internal control over financial reporting identified in connection with the evaluation that occurred during the Company’s last fiscal quarter that has materially affected, or that is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

June 30, 2003 and 2002

	2003	2002
Assets
Cash and cash equivalents:
Interest-bearing deposits	$6,151,744	$4,220,991
Noninterest-bearing deposits	7,920,274	6,998,582
Securities held to maturity (fair value $100,000 in 2003 and 2002)	100,000	100,000
Securities available for sale	7,596,814	10,272,145
Federal Home Loan Bank stock	1,057,300	1,049,400
Loans receivable, net	156,257,890	143,553,436
Real estate owned	43,000	263,035
Office properties and equipment, net	8,691,947	5,972,706
Accrued interest receivable on loans	787,675	857,311
Accrued interest receivable on investment securities	77,833	128,396
Prepaid expenses and other assets	1,342,633	1,192,474
Deferred income taxes, net	349,223	460,019
Goodwill	1,596,446	1,615,446

Total assets	$191,972,779	$176,683,941

Liabilities and Stockholders’ Equity

Liabilities
Savings deposits	$149,571,086	$136,768,838
Notes payable	1,140,296	1,264,624
Note payable—ESOP	107,420	181,420
Advances from Federal Home Loan Bank	21,145,669	18,909,924
Accounts payable and other liabilities	1,568,612	1,391,093
Redeemable common stock held by the ESOP, net of unearned ESOP shares	479,412	391,239
Capital securities	5,000,000	5,000,000

Total liabilities	179,012,495	163,907,138

Commitments and contingencies

Stockholders’ equity:
Common stock, par value $.01 per share; authorized 5,000,000 shares; 1,053,678 issued; and 1,049,838 outstanding shares at 2003 and 2002	10,537	10,537
Additional paid-in capital	4,619,570	4,602,930
Retained earnings, substantially restricted	8,346,320	8,200,866
Accumulated other comprehensive income	58,737	37,350

	13,035,164	12,851,683
Less cost of 3,840 shares of treasury stock	(74,880)	(74,880)

Total stockholders’ equity	12,960,284	12,776,803

Total liabilities and stockholders’ equity	$191,972,779	$176,683,941

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME

Years ended June 30, 2003 and 2002

	2003	2002
Interest income:
Loans and fees on loans	$10,681,686	$10,426,650
Investment securities	358,281	574,610
Interest-bearing deposits	72,721	189,455

Total interest income	11,112,688	11,190,715

Interest expense:
Deposits	3,450,679	4,280,082
Federal Home Loan Bank advances	1,053,315	934,345
Notes payable	62,566	68,913
Capital securities	512,786	495,185
Note payable, ESOP	6,073	22,161

Total interest expense	5,085,419	5,800,686

Net interest income	6,027,269	5,390,029

Provision for loan losses:	242,700	420,400

Net interest income after provision for loan losses	5,784,569	4,969,629

Noninterest income:
Insurance commissions	2,418,375	2,113,752
Gain on sale of investments available for sale	6,998	138,997
Other	1,077,399	867,734

Total noninterest income	3,502,772	3,120,483

Noninterest expense:
Compensation and employee benefits	4,876,450	4,339,987
Occupancy and equipment	1,135,892	972,376
Deposit insurance premiums	22,594	22,245
Computer processing charges	537,122	498,107
Amortization	—	153,457
Other	2,083,697	2,011,387

Total noninterest expense	8,655,755	7,997,559

Income before income taxes	631,586	92,553

Income taxes:	256,122	56,411

Net income	$375,464	$36,142

Basic earnings per share	$0.36	$0.03

Diluted earnings per share	$0.36	$0.03

Basic weighted average shares outstanding	1,041,239	1,036,787

Diluted weighted average shares outstanding	1,041,239	1,036,787

Cash dividends per share	$0.20	$0.20

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years ended June 30, 2003 and 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Recognition and Retention Plan	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders’ Equity
Balance, June 30, 2001	$10,537	$4,589,702	$8,493,919	$(82,728)	$99,907	$(83,850)	$13,027,487

Vesting of recognition and retention plan	—	—	—	82,728	—	—	82,728
Transfer to redeemable common stock net of unearned ESOP shares	—	—	(157,061)	—	—	—	(157,061)
ESOP contribution	—	13,228	37,037	—	—	—	50,265
Cash dividend, $.20 per share	—	—	(206,871)	—	—	—	(206,871)
Treasury shares reissued	—	—	(2,300)	—	—	8,970	6,670
Net income	—	—	36,142	—	—	—	36,142
Other comprehensive income, net of tax:
Unrealized holding gains arising during period, net of taxes of $13,407	—	—	—	—	22,851	—	—
Less: reclassification adjustment for gains included in net income, net of taxes of $53,589	—	—	—	—	85,408	—	—

Other comprehensive loss	—	—	—	—	(62,557)	—	(62,557)

Comprehensive loss	—	—	—	—	—	—	(26,415)

Balance, June 30, 2002	10,537	4,602,930	8,200,866	—	37,350	(74,880)	12,776,803

Transfer to redeemable common stock net of unearned ESOP shares	—	—	(88,173)	—	—	—	(88,173)
ESOP contribution	—	16,640	37,037	—	—	—	53,677
Cash dividend, $.20 per share	—	—	(178,874)	—	—	—	(178,874)
Net income	—	—	375,464	—	—	—	375,464
Other comprehensive income, net of tax:
Unrealized holding gains arising during period, net of taxes of $11,005	—	—	—	—	25,647	—	—
Less: reclassification adjustment for gains included in net income, net of taxes of $2,738	—	—	—	—	4,260	—	—

Other comprehensive income	—	—	—	—	21,387	—	21,387

Comprehensive income	—	—	—	—	—	—	396,851

Balance, June 30, 2003	$10,537	$4,619,570	$8,346,320	$—	$58,737	$(74,880)	$12,960,284

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended June 30, 2003 and 2002

	2003	2002
Cash flows from operating activities
Net income	$375,464	$36,142
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	242,700	420,400
Loss on disposal of office properties and equipment	7,898	—
Loss on sale of real estate owned	—	205
Gain on sale of investments available for sale	(6,998)	(138,997)
Provision for depreciation	781,836	632,649
Amortization of goodwill	—	153,458
Amortization of deferred loan fees	(233,993)	(326,179)
Amortization of premium/discount on investments	12,903	(15)
Amortization of unearned ESOP shares	37,036	37,037
ESOP fair value adjustment	16,640	13,228
Vesting of recognition and retention plan	—	82,728
(Loss) on sale of loans held for sale	(47,905)	(8,718)
Deferred income taxes	97,062	66,150
Decrease (increase) in operating assets:
Accrued interest receivable	120,200	(54,679)
Prepaid expenses and other assets	227,324	(247,395)
(Decrease) in liabilities:
Accounts payable and other liabilities	(199,964)	(53,130)

Net cash provided by operating activities	1,430,203	612,884

Cash flows from investing activities
Purchases of securities available for sale	(3,730,118)	(7,740,080)
Purchase of FHLB stock	(7,900)	—
Proceeds from calls of securities available for sale	4,765,050	2,350,000
Proceeds from sale of securities available for sale	756,998	640,663
Principal payments received on securities available for sale	912,617	1,109,597
Net originations of loans receivable	(12,718,741)	(19,237,347)
Purchase of office properties and equipment	(3,508,975)	(2,433,551)
Proceeds from sale of real estate owned	273,520	258,000
Investment in insurance agency assets	19,000	(190,000)
Maturities of certificates of deposits (in other banks)	—	99,000

Net cash used in investing activities	(13,238,549)	(25,143,718)

(Continued)

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

Years ended June 30, 2003 and 2002

	2003	2002
Cash flows from financing activities
Net increase in savings deposits	$12,802,248	$16,694,906
Net borrowings on FHLB advances	2,235,745	1,948,391
Principal payments on notes payable	(198,328)	(260,454)
Proceeds from capital securities	—	5,000,000
Proceeds from treasury stock reissuance	—	6,670
Cash dividends paid	(178,874)	(206,871)

Net cash provided by financing activities	14,660,791	23,182,642

Net increase (decrease) in cash and cash equivalents	2,852,445	(1,348,192)

Cash and cash equivalents
Beginning	11,219,573	12,567,765

Ending	$14,072,018	$11,219,573

Supplemental schedule of cash and cash equivalents
Interest-bearing deposits	$6,151,744	$4,220,991
Noninterest-bearing deposits	7,920,274	6,998,582

	$14,072,018	$11,219,573

Supplemental disclosures of cash flow information
Cash payments for:
Interest	$4,919,009	$5,646,210
Income taxes	302,250	371,832

Supplemental disclosure of noncash investing and financing activities
Net change in unrealized gain (loss) on securities available for sale, net of tax	$21,387	$(62,557)
Transfer from loans receivable to real estate owned	237,948	272,917
Fair value of ESOP shares in excess of unearned ESOP shares	(51,137)	(120,024)
Transfer to (from) retained earnings (to) from ESOP redeemable common stock	(88,173)	(157,061)

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business

AF Financial Group (the “Company”) is a federally chartered thrift holding company which owns 100% of the common stock of AF Bank (the “Bank”), formerly Ashe Federal Bank, AF Insurance Services, Inc. and AF Brokerage, Inc. The Company has no operations and conducts no business of its own other than ownership of its subsidiaries. The Bank is a federally chartered stock savings bank, which conducts business from its main office located in West Jefferson, North Carolina and seven branches in Sparta, Jefferson, Boone, Warrensville, and West Jefferson, North Carolina. The principal activities of the Bank consist of obtaining savings deposits and providing credit to customers in its primary market area, Ashe, Alleghany and Watauga Counties. On April 15, 1996, the Board of Directors of the Bank adopted a Plan of Reorganization and related Stock Issuance Plan pursuant to which the Bank exchanged its federal mutual savings bank charter for a federal stock savings bank charter, conducted a minority stock offering, and formed AsheCo, M.H.C., a mutual holding company which owned 53.8% of the common stock issued by the Bank. The Bank conducted its minority stock offering in July and August of 1996 and the closing occurred on October 4, 1996. The Bank sold 461,779 shares of common stock in the minority stock offering, including 36,942 shares sold to its Employee Stock Ownership Plan (the “ESOP”), and issued 538,221 shares to the mutual holding company.

On June 16, 1998, the Board of Directors approved the formation of a mid-tier federal thrift holding company, AF Bankshares, Inc., which became the 100% owner of the Bank in a stock swap with AsheCo, M.H.C., which was accounted for similar to a pooling of interests. At the Company’s annual meeting held on November 4, 2002, stockholders approved a resolution to change the Company’s name from AF Bankshares, Inc. to AF Financial Group. At June 30, 1998, AsheCo, M.H.C.’s ownership of AF Financial Group decreased to 51.27% due to the shares issued under the recognition and retention plan discussed in Note 12. During the year ended June 30, 1999, AsheCo, M.H.C.’s ownership of AF Financial Group increased to 51.29% due to the purchase of shares held in treasury. During the year ended June 30, 2002, 460 treasury shares were reissued, adjusting AsheCo, M.H.C.’s ownership to 51.27%. No additional changes in AsheCo, M.H.C.’s ownership of AF Financial Group occurred during the year ended June 30, 2003.

On July 1, 1997, the Bank purchased two insurance agencies to form AF Insurance Services, Inc., which became a wholly owned subsidiary of the Bank. A plan of reorganization was completed during the year ended June 30, 1999 and AF Insurance Services, Inc. became a wholly owned subsidiary of AF Financial Group. On April 1, 1999, December 1, 1999, November 1, 2000 and September 1, 2001, AF Insurance Services, Inc. purchased additional insurance agencies. AF Insurance Services, Inc. operates from its main office in West Jefferson, North Carolina and branch offices in Lenoir, North Wilkesboro, Jefferson, Elkin, Boone, Sparta and West Jefferson, North Carolina. The transactions were recorded under the purchase method of accounting.

On August 5, 1998, the Company formed AF Brokerage, Inc., which is a wholly owned subsidiary of the Company. Prior to receiving its approval from the NASD to become a registered broker/dealer, AF Brokerage, Inc. operated through the use of a third party clearing broker. AF Brokerage, Inc. began operating as an independent broker/dealer in May 2000. Revenues are not material to the financial information. In addition, on July 16, 2001, the Company formed AF Capital Trust 1, a Delaware business trust, for the sole purpose of issuing trust preferred securities in a pooled capital securities transaction. See Note 7 for additional information.

The following is a description of the significant accounting policies used in the preparation of the accompanying financial statements.

Principles of consolidation

The consolidated financial statements include the accounts of AF Financial Group and its wholly owned subsidiaries, AF Bank, AF Insurance Services, Inc. and AF Brokerage, Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Business and Summary of Significant Accounting Policies, continued

Business segments

The Company reports its activities in various business segments. In determining appropriate segment definition, the Company considers the materiality of potential segments and components of the business about which financial information is available and regularly evaluated, relative to resource allocation and performance assessment.

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

Investment securities

The Bank has investments in debt and equity securities. Debt securities consist primarily of U.S. Government agency securities, Federal Home Loan Bank bonds, Fannie Mae and Government National Mortgage Association securities. Equity securities consist of Federal Home Loan Mortgage Corporation (FHLMC) stock and mutual funds.

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

Securities available for sale

Securities classified as available for sale are those securities that the Company intends to hold for an indefinite period of time but, in the case of debt securities, not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value. Premiums and discounts are amortized using the interest method over the securities’ contractual lives. Unrealized gains or losses are reported as increases or decreases in equity, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in income.

Declines in the fair value of individual securities classified as either available for sale or held to maturity below their amortized cost, that are determined to be other than temporary, result in write-downs of the individual securities to their fair value with the resulting write-downs included in current earnings as realized losses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Business and Summary of Significant Accounting Policies, continued

Securities held to maturity

Securities classified as held to maturity are those securities for which the Company has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives. Based on the Company’s financial position and liquidity, management believes the Company has the ability to hold these securities to maturity.

Investment in Federal Home Loan Bank stock

The Bank, as a member of the Federal Home Loan Bank (FHLB) system, is required to maintain an investment in capital stock of the FHLB in an amount equal to the greater of $500 or 1% of its outstanding home loans or 5% of advances from the FHLB. No ready market exists for the FHLB stock, it has no quoted market value and it is carried on our books at cost.

Loans receivable

Loans receivable are stated at unpaid principal balances, less the allowance for loan losses, the loans sold and net deferred loan-origination fees and costs. The Bank’s loan portfolio consists principally of mortgage loans collateralized by first trust deeds on single family residences, other residential property, commercial property and land.

Allowance for loan losses

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries) based on the Bank’s evaluation of the potential and inherent risk of losses in its loan portfolio. Management’s periodic evaluation of the adequacy of the allowance is based on the Bank’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, and current economic conditions. While management uses the best information available to make evaluations, future adjustments may be necessary if economic or other conditions differ or change substantially from the assumptions used.

Impaired loans

SFAS No. 114, Accounting by Creditors for Impairment of a Loan, requires that the Bank establish a specific loan allowance on an impaired loan if the present value of the future cash flows discounted using the loan’s effective interest rate is less than the carrying value of the loan. An impaired loan can also be valued based upon its fair value or the market value of the underlying collateral if the loan is primarily collateral dependent. The Bank assesses all loans delinquent more than 90 days for impairment. See Note 3 for further information.

Interest income

SFAS No. 118, Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures, which amended SFAS No. 114 requires disclosure of the Bank’s method of accounting for interest income on impaired loans. The Bank does not accrue interest on loans delinquent 90 days or more. In addition, interest accrued up to 90 days is reversed by the establishment of a reserve for uncollectible interest if in the opinion of management collectibility is uncertain. Such interest, if ultimately collected, is credited to income in the period received.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Business and Summary of Significant Accounting Policies, continued

Loans held for sale

Loans held for sale are those loans the Bank has the intent to sell in the foreseeable future. They are carried at the lower of aggregate cost or market value. Gains and losses on sales of loans are recognized at settlement dates and are determined by the difference between the sales proceeds and the carrying value of the loans. All sales are made without recourse. The Bank had $1,189,096 in loans held for sale at June 30, 2003.

Real Estate Owned

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

Office properties and equipment

Office properties and equipment are stated at cost less accumulated depreciation computed principally by the straight-line method over estimated useful lives. The Company has executed a contract with a general contractor to construct a Financial Center in Boone, North Carolina at a cost of approximately $5.0 million. The Company expects this facility to be completed in July 2004.

Goodwill

Goodwill is the cost of the investment by AF Insurance Services, Inc. in excess of the fair value of net tangible assets acquired at the date of purchase. On July 1, 2002, the Company adopted the provisions of Financial Accounting Standards Board Statement 142, Goodwill and Other Intangible Assets. Under the provisions of the Statement, on July 1, 2002, the Company eliminated the amortization of goodwill. On March 31, 2003, the Company had no impairment of goodwill, but will reevaluate the carrying value of goodwill annually. The Company expects to perform this reevaluation as of March 31 in each of its fiscal years.

Following is a presentation of actual results for the years ended June 30, 2003 and 2002 and adjusted net income and earnings per share assuming the nonamortization provisions of SFAS 142 were effective at the beginning of the fiscal year ended June 30, 2002.

	June 30,
	2003	2002
Reported Net Income	$375,464	$36,142
Add back: Goodwill amortization, net of tax	—	91,227

Adjusted net income	$375,464	$127,369

Basic earnings per share:
Reported net income	$0.36	$0.03
Goodwill amortization, net of tax	—	0.09

Adjusted net income	$0.36	$0.12

Diluted earnings per share:
Reported net income	$0.36	$0.03
Goodwill amortization, net of tax	—	0.09

Adjusted net income	$0.36	$0.12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Business and Summary of Significant Accounting Policies, continued

Pension plans

The Company has deferred compensation and retirement plan agreements for the benefit of the Board of Directors and certain key officers. These plans are unfunded and the liabilities are being accrued over the terms of active service. The Company also has an ESOP which covers substantially all of its employees. Contributions to the plan are based on amounts necessary to fund the amortization requirements of the ESOP’s debt to an unrelated third party financial institution, subject to compensation limitations, and are expensed based on the AICPA’s Statement of Position 93-6, Employers’ Accounting for Employee Stock Ownership Plans.

The Bank has also implemented a recognition and retention plan by reserving 53,678 shares of common stock for issuance to certain officers and directors. All shares reserved by the plan have been vested and issued.

Additionally, the Company has implemented a qualified stock option plan authorizing the grant of up to 21,707 stock options to certain officers and directors, either in the form of incentive stock options or non-incentive stock options. As permitted under the generally accepted accounting principles, grants under the plan are accounted for following the provisions of APB Opinion No. 25 and its related interpretations. Accordingly, no compensation cost has been recognized for grants made to date. Had compensation cost been determined based on the fair value method prescribed in FASB Statement No. 123, the pro forma effect on reported net income for the year ended June 30, 2003 and 2002 would be as follows:

	2003	2002
Net income
As reported	$375,464	$36,142
Pro forma	346,809	7,487

Earnings per share
As reported
Basic	$0.36	$0.03
Diluted	0.36	0.03
Pro forma
Basic	0.33	0.01
Diluted	0.33	0.01

In determining the fair value of the option grant as prescribed in SFAS No. 123, the Black-Scholes option pricing model was used with the following assumptions: a risk-free interest rate of 4.43%, expected lives of 10 years, expected volatility of 18.58% and expected dividends of $0.20 per year. See Note 12 for further information.

Advance payments by borrowers for taxes and insurance

Certain borrowers make monthly payments, in addition to principal and interest, in order to accumulate funds from which the Bank can pay the borrowers’ property taxes and insurance premiums.

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

Off – statement of financial condition risk

The Bank is a party to financial instruments with off-statement of financial condition risk such as commitments to extend credit and home equity lines of credit. Management assesses the risk related to these instruments for potential losses on an ongoing basis. Such financial instruments are recorded when they are funded.

Earnings per share

SFAS No. 128, Earnings Per Share, requires the presentation of earnings per share by all entities that have common stock or potential common stock, such as options, warrants and convertible securities outstanding that trade in a public market. Basic per-share amounts are computed by dividing net income (the numerator) by the weighted-average number of common shares outstanding (the denominator). Diluted per-share amounts assume the conversion, exercise or issuance of all potential common stock instruments unless the effect is to reduce the loss or increase the income per common share from continuing operations. For both computations, the number of shares of common stock purchased by the Company’s employee stock ownership plan which have not been allocated to participant accounts, are not assumed to be outstanding.

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

Fair value of financial instruments

The estimated fair values required under SFAS No. 107, Disclosures About Fair Value of Financial Instruments, have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to develop the estimates of fair value. Accordingly, the estimates presented for the fair value of the Company’s financial instruments are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions or estimation methodologies may have a material effect on the estimated fair market value amounts.

The fair value estimates presented are based on pertinent information available to management as of June 30, 2003 and 2002. Although management is not aware of any factors that would significantly affect the estimated fair value amount, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and therefore, current estimates of fair value may differ significantly from the amounts presented herein.

Critical accounting policies

The notes to our audited consolidated financial statements for the year ended June 30, 2003, contain a summary of our significant accounting policies. We believe our policies with respect to the methodology for our determination of the allowance for loan losses, and asset impairment judgments, including the recoverability of goodwill involve a high degree of complexity and require management to make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could cause reported results to differ materially. These critical policies and their application are periodically reviewed with the Audit Committee and our Board of Directors.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Debt and Equity Securities

Debt and equity securities have been classified in the statements of financial condition according to management’s intent. The carrying amount of securities and approximate fair values of June 30 were as follows:

	2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale securities:
Debt securities:
U.S. Government agency securities	$3,235,000	$35,399	$—	$3,270,399
Fannie Mae and Government National Mortgage Association	2,978,510	24,253	(1,064)	3,001,699
Municipals	285,714	21,732	—	307,446
Equity securities:
Mutual Funds	1,000,000	15,477	(66,239)	949,238
Federal Home Loan Mortgage Corporation common stock	1,117	66,915	—	68,032

	7,500,341	163,776	(67,303)	7,596,814

Held to maturity securities:
Debt securities:
Federal Home Loan Bank	100,000	—	—	100,000
Other investments:
Federal Home Loan Bank stock	1,057,300	—	—	1,057,300

	$8,657,641	$163,776	$(67,303)	$8,754,114

	2002
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale securities:
Debt securities:
U.S. Government agency securities	$6,541,256	$68,107	$(22,274)	$6,587,089
Fannie Mae and Government National Mortgage Association	1,871,174	6,970	(11,689)	1,866,455
Municipals	284,836	15,389	—	300,225
Other	512,410	—	(3,636)	508,774
Equity securities:
Mutual Funds	1,000,000	1,432	(73,838)	927,594
Federal Home Loan Mortgage Corporation common stock	1,117	80,891	—	82,008

	10,210,793	172,789	(111,437)	10,272,145

Held to maturity securities:
Debt securities:
Federal Home Loan Bank	100,000	—	—	100,000
Other investments:
Federal Home Loan Bank stock	1,049,400	—	—	1,049,400

	$11,360,193	$172,789	$(111,437)	$11,421,545

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Debt and Equity Securities, continued

The amortized cost and estimated fair value of debt securities at June 30, 2003, by contractual maturity are shown below. Fannie Mae and Government National Mortgage Association securities are not included in the maturity categories because they do not have a single maturity date. Additionally, equity securities and mutual funds are not included in the maturity categories because they do not have contractual maturities. (Dollars in thousands)

	Held to maturity securities:		Available for sale securities:
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within one year	$—	$—	$—	$—
Due from one year to five years	100	100	1,935	1,942
Due from five to ten years	—	—	1,300	1,328
Due after ten years	—	—	285	308
Fannie Mae and Government National Mortgage Association debt securities	—	—	2,979	3,002
Mutual funds	—	—	1,000	949
Equity securities	—	—	1	68

	$100	$100	$7,500	$7,597

Sales of securities are summarized as follows for the years ended June 30:

	2003	2002
Proceeds from calls of securities available for sale	$4,765,050	$2,350,000
Proceeds from sale of securities available for sale	756,998	640,663

	5,522,048	2,990,663
Realized gain on sale of securities available for sale	(6,998)	(138,997)

Cost of securities sold	$5,515,050	$2,851,666

The change in accumulated other comprehensive income, which consists of unrealized gains (losses) on securities available for sale for the years ended June 30, are as follows:

	2003	2002
Balance, beginning	$37,350	$99,907
Change in net unrealized gains	35,121	(102,737)
Change in deferred income taxes	(13,734)	40,180

Balance, ending	$58,737	$37,350

The Bank has pledged securities with a fair value of $100,000 at June 30, 2003 as collateral on the treasury tax and loan account.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3. Loans Receivable

Loans receivable at June 30, consist of the following: (Dollars in thousands)

	2003	2002
One to four-family	$88,725	$80,952
Multifamily	6,226	6,142
Non-residential	18,873	15,196
Land	7,961	8,008
Construction loans	9,383	10,329
Commercial loans	15,186	10,784
Consumer loans	11,227	13,512

	157,581	144,923

Less:
Deferred loan fees	212	239
Allowance for loan losses	1,111	1,131

	$156,258	$143,553

The following is an analysis of the allowance for loan losses for the years ended June 30:

	2003	2002
Balance, beginning	$1,131,232	$1,021,663
Provisions charged to operations	242,700	420,400
Charge-offs	(417,265)	(427,221)
Recoveries	154,017	116,390

Balance, ending	$1,110,684	$1,131,232

SFAS No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosure, requires that the Company establish a specific allowance on impaired loans and disclosure of the Company’s method of accounting for interest income on impaired loans. The Company considers all loans delinquent more than 90 days to be impaired and such loans amounted to approximately $443,700 and $460,000 at June 30, 2003 and 2002, respectively. These loans are primarily collateral dependent and management has determined that the underlying collateral value is in excess of the carrying amounts. As a result, the Company has determined that specific allowances on these loans are not required. The Company established reserves for uncollectible interest totaling $8,615 and $7,787 at June 30, 2003 and 2002, respectively.

Loan activity to officers and directors of the Company during the years ended June 30, 2003 and 2002, is summarized as follows:

	2003	2002
Balance, beginning	$3,398,478	$2,639,375
Disbursements	1,178,795	1,296,241
Payments received	(1,361,865)	(1,110,323)
Changes in relationships	—	573,185

Balance, ending	$3,215,408	$3,398,478

Mortgage loans serviced for others consist of loans sold to Fannie Mae and are not included in the accompanying statements of financial condition. Mortgage loan portfolios serviced for Fannie Mae were approximately $47,543,300 and $33,168,000 at June 2003 and 2002, respectively.

There were $1,189,096 outstanding commitments to sell loans as of June 30, 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4. Office Properties and Equipment

Office properties and equipment at June 30 consist of the following:

	2003	2002
Land and land improvements	$1,561,483	$636,073
Buildings	6,055,976	4,323,316
Furniture and fixtures	3,485,403	3,025,967
Leasehold improvements	563,433	363,341

	11,666,295	8,348,697
Accumulated depreciation	(2,974,348)	(2,375,991)

	$8,691,947	$5,972,706

Note 5. Savings Deposits

Savings deposits at June 30 consist of the following:

	2003	2002
Interest bearing checking accounts at 0.59% (1.34% 2002)	$18,893,034	$22,768,212
Commercial and free checking (noninterest bearing)	12,771,743	12,381,680
Savings 1.64% (2.40% 2002)	43,474,344	33,298,703
Money market demand accounts 0.82% (1.30% 2002)	1,304,606	1,467,187

	76,443,727	69,915,782

Certificates of Deposit weighted average rate of 3.13% (3.78% 2002)
Up to 6.00%	70,591,772	58,721,876
6.00% to 7.99%	2,190,565	7,945,080

	72,782,337	66,666,956

Accrued interest payable	345,022	186,100

	$149,571,086	$136,768,838

Weighted average cost of savings deposits	2.09%	2.66%

At June 30, 2003, scheduled maturities of certificates of deposit are as follows:

	2004	2005	2006	2007	After	Total
Up to 6.00%	$51,078,419	$15,069,321	$3,424,009	$412,323	$607,700	$70,591,772
6.00% to 7.99%	577,255	192,433	1,420,877	—	—	2,190,565

	$51,655,674	$15,261,754	$4,844,886	$412,323	$607,700	$72,782,337

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5. Savings Deposits, continued

The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was $20,266,914 and $19,821,874 at June 30, 2003 and 2002, respectively. At June 30, 2003, scheduled maturities of jumbo certificates of deposit are as follows:

	Amount	Weighted Average Rate
Maturity period:
Within three months	$5,930,014	3.18%
Three through six months	3,930,017	2.88
Six through twelve months	3,792,861	3.09
Over twelve months	6,614,022	4.43

	$20,266,914	3.51%

Eligible savings accounts are insured to $100,000 by the Savings Association Insurance Fund (SAIF) which is administered by the Federal Deposit Insurance Corporation (FDIC).

Interest expense on savings deposits consists of the following for the years ended June 30:

	2003	2002
Interest-bearing checking accounts	$200,690	$312,974
Savings accounts	781,767	795,934
Certificate accounts	2,468,222	3,171,174

	$3,450,679	$4,280,082

Note 6. Notes Payable and Federal Home Loan Bank Advances

Notes payable consist of the following at June 30:

	2003	2002
Note payable to AsheCo, M.H.C., at the FHLB overnight rate (1.63% at June 30, 2002).	$—	$52,823
Note payable, due in monthly installments of $7,808 including interest at the bank’s prime rate of 4.25% (4.75% at June 30, 2002) with a balloon payment due November 6, 2005. Collateralized by insurance expirations and the right to renew them.	440,296	511,801
Notes payable, unsecured, due in quarterly interest only installments at 5.50% through December 1, 2004, at which time repayments of principal and interest will commence over a period of 60 months with first payment due on January 1, 2005.	700,000	700,000

	$1,140,296	$1,264,624

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6. Notes Payable and Federal Home Loan Bank Advances, continued

FHLB advances consist of the following:

	2003	2002
Balance outstanding	$21,145,669	$18,909,924
Interest rate range	3.50%-6.87%	2.15%-6.87%
Weighted average interest rate at June 30	5.00%	5.16%
Maximum amount outstanding at any month end	25,146,999	18,909,924
Average amount outstanding	21,440,089	17,429,288
Interest expense	1,053,315	934,345
Weighted average interest rate during the year ended June 30	4.90%	5.36%

As of June 30, 2003, the Company had a $1,500,000 outstanding letter of credit from the FHLB used to collateralize public deposits.

Notes payable are due in future years as follows:

Year ending June 30,	Amount
2004	$76,162
2005	395,065
2006	55,240
2007	58,400
2008	61,661
Thereafter	493,768

$1,140,296

FHLB advances are due in future years as follows:

Year Ending June 30,	Amount
2004	$—
2005	—
2006	—
2007	145,669
2008	—
Thereafter	21,000,000

$21,145,669

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7. Capital Securities

On July 16, 2001, AF Capital Trust I (the “Trust”), a Delaware business trust formed by the Company, completed the sale of $5.0 million of 10.25% Capital Securities (liquidation amount of $1,000 per security) (the “Capital Securities”) in a private placement as part of a pooled capital securities transaction. The Trust also issued common securities to the Company and used the net proceeds from the offering to purchase a like amount of 10.25% Junior Subordinated Deferrable Interest Debentures (the “Subordinated Debentures”) of the Company. The Subordinated Debentures are the sole assets of the Trust and are eliminated, along with the related income statement effects, in the consolidated financial statements of the Company. The Company has contributed $3.0 million of the proceeds from the sale of the Subordinated Debentures to the Bank as Tier I Capital to support the Bank’s growth. Total expenses associated with the offering approximating $181,898 were included in other assets and are being amortized on a straight-line basis over the life of the Subordinated Debentures.

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

Note 8. Stockholders’ Equity

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Company and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative regulatory accounting practices. The Company and the Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

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

The Bank may not declare or pay a cash dividend on its common stock if its stockholders’ equity would thereby be reduced below either the aggregate amount required for the liquidation account or the minimum regulatory capital requirements imposed by federal regulations.

The Office of Thrift Supervision (OTS) regulations require institutions to maintain amounts and ratios of total and Tier 1 capital to risk-weighted assets and Tier 1 capital to average assets. At June 30, 2003 and 2002, the Company and the Bank exceeded all of the capital requirements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8. Stockholders’ Equity, continued

As of June 30, 2003, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since that notification that management believes have changed the Bank’s category.

	Actual		Minimum Capital Requirement		Minimum to be well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
June 30, 2003:
Total Capital to Risk Weighted Assets:
Consolidated	$17,416	12.4%	$11,259	8.0%	$—	—%
Bank	$18,015	12.9%	$11,177	8.0%	$13,971	10.0%

Tier 1 Capital to Risk Weighted Assets:
Consolidated	$14,131	10.0%	$5,630	4.0%	$—	—%
Bank	$16,875	12.1%	$5,588	4.0%	$8,382	6.0%

Tier 1 Capital to Average Assets
Consolidated	$14,131	7.6%	$7,445	4.0%	$—	—%
Bank	$16,875	9.2%	$7,340	4.0%	$9,175	5.0%

June 30, 2002:

Total Capital to Risk Weighted Assets:
Consolidated	$17,255	12.5%	$11,015	8.0%	$—	—%
Bank	$17,699	13.0%	$10,893	8.0%	$13,616	10.0%

Tier 1 Capital to Risk Weighted Assets:
Consolidated	$13,905	10.1%	$5,508	4.0%	$—	—%
Bank	$16,578	12.2%	$5,447	4.0%	$8,171	6.0%

Tier 1 Capital to Average Assets
Consolidated	$13,905	8.2%	$6,809	4.0%	$—	—%
Bank	$16,578	10.0%	$6,664	4.0%	$8,239	5.0%

Under the conversion regulations the Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank’s equity to be reduced below (1) the amount required for the liquidation account; or (2) the net worth requirements imposed by the OTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9. Employee Pension and Incentive Plans

The Company has profit-sharing plans for the benefit of substantially all employees. Contributions are discretionary and totaled $61,908 and $77,117 for the years ended June 30, 2003 and 2002, respectively.

The Company also has a discretionary bonus plan under which bonuses are paid to all employees if approved by the Board of Directors each year. Expense related to these incentives was $87,685 and $120,340 for the years ended June 30, 2003 and 2002, respectively.

In addition, the Company has 401(k) retirement plans which contains provisions for specified matching contributions by the Company. The Company funds contributions as they accrue and 401(k) plan expense amounted to $89,690 and $130,121 for the years ended June 30, 2003 and 2002, respectively.

Note 10. Employee Stock Ownership Plan

As part of the Reorganization, the Company established an ESOP to benefit substantially all employees. The ESOP purchased 36,942 shares of common stock with the proceeds from a loan from a third party financial institution. The note requires annual principal payments of $28,845 plus quarterly interest at the lending institution’s prime rate (4.25% at June 30, 2003). The Company is expected to make quarterly contributions to the ESOP in amounts sufficient to allow the ESOP to make its scheduled principal and interest payments on the note. The ESOP shares are pledged as collateral for the debt. As the debt is repaid, shares are released from collateral and allocated to active employees, based on proportion of debt service paid in the year. The debt of the ESOP is recorded as debt in the Company’s accompanying statement of financial condition.

At June 30, 2003, future principal payments are due as follows:

Year Ending June 30:	Amount
2004	$28,845
2005	28,845
2006	28,845
2007	20,885

Dividends on unallocated shares may be used by the ESOP to repay the debt to the Bank and are not reported as dividends in the financial statements. Dividends on allocated or committed to be allocated shares are reported as dividends in the financial statements.

Excluding interest, expense of $72,496 and $50,228 during 2003 and 2002, respectively, has been incurred in connection with the ESOP. The expense includes, in addition to the cash contribution necessary to fund the ESOP, $16,640 in 2003 and $13,228 in 2002, which represents the difference between the fair value of the shares which have been released or committed to be released to participants, and the cost of these shares to the ESOP. The Company has charged this amount to paid-in capital in accordance with the provisions of AICPA Statement of Position 93-6.

At June 30, 2003 and 2002, 26,200 and 22,500 shares held by the ESOP have been released or committed to be released to the plan’s participants for purposes of computing earnings per share. The fair value of the unallocated shares amounted to approximately $171,900 and $209,400 at June 30, 2003 and 2002, respectively.

The Bank has also recorded a liability for a put back option, which represents the excess of the fair market value of the total number of ESOP shares over the original cost of the unallocated ESOP shares. The liability recorded under the put back option was $479,412 and $391,239 at June 30, 2003 and 2002, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11. Deferred Compensation and Retirement Plan Agreements

The Bank has an unfunded deferred compensation agreement providing retirement, disability, and death benefits for directors. Vested benefits under the agreements are payable in monthly installments over a ten-year period upon the director’s death, disability or retirement. The Bank also has a retirement plan for members of the Board of Directors. The Plan states that outside directors with at least ten years of service will receive an amount equal to their annual retainer for ten years after their retirement from the Board. The liability for the benefits is being accrued over the terms of active service of the directors. The amount charged to expense under these plans amounted to $53,569 and $30,572 for the years ended June 30, 2003 and 2002, respectively.

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

Note 12. Recognition and Retention Plan and Stock Option Plan

The Bank’s stockholders approved the Bank’s Recognition and Retention Plan (the “RRP”) and the Bank’s Stock Option Plan (the “Plan”) on December 8, 1997. The stock option plan provides for the issuance of up to 21,707 stock options to certain officers and directors in the form of incentive stock options or non-incentive stock options. The exercise price of the stock options may not be less than the fair market value of the Company’s common stock at the date of grant. Under the Plan, 21,707 of options, which vest at the rate of 20% annually beginning at the date of grant, were all granted on December 8, 1997 and expire on December 8, 2007.

At June 30, 2003, 21,707 options have been granted at an exercise price of $18.50, of which 21,707 options are currently exercisable. No options have been exercised to date and all options granted are outstanding at June 30, 2003.

The RRP reserved for issuance 53,678 shares of common stock to certain officers and directors. The Bank issued shares to fund the RRP in December of 1997. The restricted common stock under the RRP vested at the rate of 20% annually beginning at the date of grant and all shares were vested as of December 2002. The expense related to the vesting of the RRP totaled $82,728 for the year ended June 30, 2002.

Note 13. Income Tax Matters

Under the Internal Revenue Code, the Bank is allowed a special bad debt deduction related to additions to tax bad debt reserves established for the purpose of absorbing losses. The Bank is required to compute such deductions using an experience method. The Bank’s tax bad debt deduction was $263,248 and $310,831 in 2003 and 2002, respectively.

The Bank will have to recapture its excess tax bad debt reserves which have accumulated since 1988, amounting to approximately $92,000 over a six year period. The tax associated with the recaptured reserves is approximately $36,000. The recapture was scheduled to begin with the Bank’s 1997 year, but was delayed two years because the Bank originated a required minimum level of mortgage loans. Deferred income taxes have been previously established for the taxes associated with the recaptured reserves and the ultimate payment of the related taxes will not result in a charge to earnings. The amount of reserve recaptured and associated tax was approximately $15,000, for the year ended June 30, 2002 and no amount of reserve was recaptured during the year ended June 30, 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13. Income Tax Matters, continued

Deferred taxes have been provided for certain increases in the Bank’s tax bad debt reserves subsequent to 1987 which are in excess of additions to recorded loan loss allowances. At June 30, 2003, retained earnings contain certain historical additions to bad debt reserves for income tax purposes of approximately $870,000, the balance at June 30, 1987, for which no deferred taxes have been provided because the Bank does not intend to use these reserves for purposes other than to absorb losses. If amounts which qualified as bad debt deductions are used for purposes other than to absorb bad debt losses or adjustments arising from the carryback of net operating losses, income taxes may be imposed at the then existing rates. The approximate amount of unrecorded deferred tax liability associated with these historical additions is approximately $340,000. In the future, if the Bank does not meet the income tax requirements necessary to permit the deduction of an allowance for bad debts, the Bank’s effective tax rate would increase to the maximum percent under existing law.

The following provides the tax effects of temporary differences that gave rise to significant portions of the net deferred tax asset as of June 30:

	2003	2002
Deferred tax assets
Reserve for loan losses	$428,213	$434,311
Reserve for uncollected interest	3,321	3,002
Deferred compensation	299,515	242,015
Deferred loan fees	81,789	92,139
Other	2,085	1,019
State net economic loss carryforwards	25,400	99,828

	840,323	872,314
Less valuation allowance	(16,236)	(86,938)

	824,087	785,376

Deferred tax liabilities
Reserve for loan losses	—	5,903
Unrealized gain on securities available for sale	37,736	24,002
Depreciation	75,714	16,817
FHLB stock dividends	60,067	60,067
Prepaid expenses	—	1,735
Deferred loan fees	301,347	216,833

	474,864	325,357

Net deferred tax asset	$349,223	$460,019

During the year ended June 30, 2003, the Company recorded a valuation allowance of $16,236 on the deferred tax assets to reduce the total to an amount that management believes will ultimately be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. There was no other activity in the valuation allowance account during 2003 or 2002.

The provision for income taxes charged to operations for the years ended June 30, 2003 and 2002 consists of the following:

	2003	2002
Current	$145,326	$(9,739)
Deferred	110,796	66,150

Income tax expense	$256,122	$56,411

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13. Income Tax Matters, continued

A reconciliation of income taxes computed at the statutory federal income tax rate to the income tax provision follows:

	2003		2002
	Amount	Percent	Amount	Percent
Tax at statutory rate	$214,739	34.0%	$31,468	34.0%
State tax, net of federal benefit	50,326	8.0	30,503	33.0
Municipal interest income	(34,988)	(5.5)	(34,089)	(36.8)
Permanent differences	27,373	4.2	26,168	28.2
Other	(1,328)	(0.1)	2,361	2.5

Total	$256,122	40.6%	$56,411	60.9%

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

A summary of the contract amount of the Bank’s exposure to off-statement of financial condition risk, except for undisbursed construction loan funds, is as follows at June 30, 2003:

Notional Amount
Financial instruments whose contract amounts represent credit risk:
Undisbursed home equity lines of credit	$8,557,655
Undisbursed consumer lines of credit	2,417,834
Undisbursed commercial lines of credit	4,277,383
Letters of credit	13,800
Commitments outstanding to originate loans	2,587,022

The Bank evaluates each customer’s credit worthiness on a case-by-case basis. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Home equity lines of credit have variable rates based on the prime rate of interest. Home equity lines are reassessed every five years. Because many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The collateral obtained by the Bank upon extension of credit is based on management’s credit evaluation of the customer. The collateral held is the underlying real estate. Commercial lines of credit have variable rates tied to prime and are reassessed on an annual basis. Prime at June 30, 2003 was 4.25%.

The Company has entered into operating leases for AF Bank branch locations in Warrensville, Sparta and Boone, North Carolina, and also a branch inside Wal-Mart in West Jefferson, North Carolina, and for AF Insurance branches located in Boone, Elkin and Wilkesboro, North Carolina. The minimum annual lease payments are not significant to the Company’s operations.

The Company has executed a contract with a general contractor to construct the Financial Center in Boone, North Carolina at a cost of approximately $5.0 million. The Company expects the construction project to be completed in July 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15. Dividends Declared

On June 16, 2003, the Board of Directors of the Company declared a dividend of $0.05 a share for stockholders of record as of June 30, 2003 and payable on July 15, 2003. The dividends declared were accrued and reported in accounts payable and other liabilities in the June 30, 2003 Consolidated Statement of Financial Condition. AsheCo, M.H.C., the mutual holding company, waived the receipt of dividends declared by the Company.

Note 16. Earnings Per Share

Earnings per share has been calculated in accordance with Financial Accounting Standards Board Statement No. 128, Earnings Per Share, and Statement of Position 93-6, Employers’ Accounting for Employee Stock Ownership Plans. For purposes of this computation, the number of shares of common stock purchased by the Bank’s employee stock ownership plan which have not been allocated to participant accounts are not assumed to be outstanding. The following are reconciliations of the amounts used in the per share calculations:

	For the Year Ended June 30, 2003
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic and Diluted EPS	$375,464	1,041,239	$0.36

	For the Year Ended June 30, 2002
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic and Diluted EPS	$36,142	1,036,787	$0.03

Note 17. Fair Value of Financial Instruments

The following table reflects a comparison of carrying amounts and the fair values of the financial instruments as of June 30, 2003 and 2002:

	2003		2002
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:
Cash
Interest-bearing	$6,151,744	$6,151,744	$4,220,991	$4,220,991
Noninterest-bearing deposits	7,920,274	7,920,274	6,998,582	6,998,582
Investments	7,696,814	7,696,814	10,372,145	10,372,145
Loans receivable, net	156,257,890	159,837,247	143,553,436	149,987,097
Accrued interest receivable	865,508	865,508	985,707	985,707
FHLB stock	1,057,300	1,057,300	1,049,400	1,049,400

	2003		2002
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial liabilities:
Deposits	149,571,086	149,035,141	136,768,838	135,261,464
Advances from FHLB	21,145,669	21,145,669	18,909,924	18,909,924
Notes payable	6,140,296	6,140,296	6,264,624	6,264,624
Notes payable, ESOP	107,420	107,420	181,420	181,420

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17. Fair Value of Financial Instruments, continued

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

Off-statement of financial condition instruments: Fair values for the Company’s off-statement of financial condition instruments (loan commitments) are based on fees currently charged for similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standings. The fair value for such commitments is nominal.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18. Mid-Tier Holding Company and Mutual Holding Company Data

The following are the condensed financial statements of AF Financial Group as of and for the years ended June 30, 2003 and 2002:

AF Financial Group

Condensed Balance Sheets

June 30, 2003 and 2002

	2003	2002
Assets
Cash	$274,235	$(8,378)
Investments available for sale	—	508,774
Investment in AF Bank	16,933,036	16,617,428
Investment in AF Insurance Services, Inc.	763,815	853,311
Investment in AF Brokerage, Inc.	273,793	305,925
Property and equipment, net	27,009	41,483
Prepaid financing costs, net	181,898	188,375
Other assets	369,964	442,723

Total assets	$18,823,750	$18,949,641

Liabilities and Stockholders’ Equity

Liabilities
Accounts payable	$270,693	$543,728
Note payable	—	52,823
Note payable—ESOP	107,420	181,420
Deferred income taxes	5,941	3,628
Redeemable common stock held by the ESOP, net of unearned ESOP shares	479,412	391,239
Capital securities	5,000,000	5,000,000

Total liabilities	5,863,466	6,172,838

Stockholders equity
Common stock	10,537	10,537
Additional paid-in capital	11,899,264	11,882,624
Retained earnings	1,066,626	921,172
Accumulated other comprehensive income	58,737	37,350

	13,035,164	12,851,683
Less cost of 3,840 shares of treasury stock	(74,880)	(74,880)

Total stockholders’ equity	12,960,284	12,776,803

Total liabilities and stockholders’ equity	$18,823,750	$18,949,641

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18. Mid-Tier Holding Company and Mutual Holding Company Data, continued

AF Financial Group

Condensed Statements of Income

Years ended June 30, 2003 and 2002

	2003	2002
Interest and investment income	$15,696	$46,588
Equity in earnings of subsidiaries	999,812	690,314
Income tax credit	321,474	335,304
Professional fees	(234,327)	(340,622)
Interest expense	(512,786)	(505,346)
Other expense	(214,405)	(190,096)

Net income	$375,464	$36,142

AF Financial Group

Condensed Statements of Cash Flows

Years ended June 30, 2003 and 2002

	2003	2002
Cash Flows from Operating Activities:
Net income	$375,464	$36,142
ESOP amortization and fair value adjustment	53,676	50,265
Deferred income taxes	896	5,046
Amortization of premium on investments	12,409	5,116
Gain on sale on investments available for sale	(4,487)	(7,983)
Change in assets and liabilities:
Equity in earnings of subsidiaries	(999,812)	(690,314)
Increase (decrease) in accounts payable and other liabilities	(273,035)	517,388
(Increase) decrease in other assets	72,759	(384,026)
Depreciation and amortization	19,169	16,042

Net cash provided by (used in) operating activities	(742,961)	(452,324)

Cash Flows from Investing Activities:
Purchase of fixed assets	—	(33,583)
Purchase of investment securities	—	(1,017,525)
Proceeds from sale of securities available for sale	504,487	507,983
Proceeds from sale of properties and equipment	1,784	—
Capitalization of AF Brokerage, Inc.	—	(200,000)
Capitalization of AF Insurance	225,000	(225,000)
Capitalization of AF Bank	600,000	(3,000,000)

Net cash provided by (used in) investing activities	1,331,271	(3,968,125)

Cash Flows from Financing Activities:
Proceeds from note payable	—	5,000,000
Principal payments on notes payable	(126,823)	(197,177)
Financing costs incurred	—	(194,312)
Cash dividends paid	(178,874)	(206,871)
Proceeds from the issuance of treasury stock	—	6,670

Net cash provided by (used in) financing activities	(305,697)	4,408,310

Net increase (decrease) in cash	282,613	(12,139)
Cash—beginning	(8,378)	3,761

Cash—ending	$274,235	$(8,378)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18. Mid-Tier Holding Company and Mutual Holding Company Data, continued

The following are the condensed financial statements of the mutual holding company, AsheCo, M.H.C., as of and for the years ended June 30, 2003 and 2002:

AsheCo, M.H.C.

Condensed Balance Sheets

June 30, 2003 and 2002

	2003	2002
Assets
Cash	$307,356	$192,459
Investment in AA&G, Inc. and subsidiary	220,684	170,332
Investment in AF Financial Group	6,644,736	6,550,667
Other assets	146,916	251,334

	$7,319,692	$7,164,792

Liabilities and Stockholders’ Equity

Liabilities
Accounts payable and other liabilities	$3,000	$1,000

Stockholders’ equity
Additional paid-in capital	5,845,255	5,861,850
Retained earnings	1,471,437	1,301,942

	7,316,692	7,163,792

	$7,319,692	$7,164,792

AsheCo, M.H.C.

Condensed Statements of Income

Years ended June 30, 2003 and 2002

	2003	2002
Interest income	$3,355	$5,448
Gain on sale of equipment	—	6,774
Equity in earnings of subsidiaries	242,853	53,635
Other expense	(75,609)	(77,132)

Net income	$170,599	$(11,275)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18. Mid-Tier Holding Company and Mutual Holding Company Data, continued

AsheCo, M.H.C.

Condensed Statements of Cash Flows

Years ended June 30, 2003 and 2002

	2003	2002
Cash Flows from Operating Activities:
Net income	$170,599	$(11,275)
Change in assets and liabilities:
Equity in earnings of subsidiaries	(242,853)	(53,635)
Increase (decrease) in accounts payable	2,000	1,000
(Increase) decrease in other assets	104,418	139,949

Net cash provided (used) in operating activities	34,164	76,039

Cash Flows from Investing Activities:
Dividends from AF Financial Group	80,733	107,644

Net increase (decrease) in cash	114,897	183,683
Cash, beginning	192,459	8,776

Cash, ending	$307,356	$192,459

Note 19. Segment Reporting

The Company has additional reportable segments, AF Bank, AF Insurance Services, Inc. and AF Brokerage, Inc. AF Bank is a federally chartered stock savings bank. The principal activities of the Bank consist of obtaining savings deposits and providing credit to customers in its primary market area. AF Insurance Services, Inc. and AF Brokerage, Inc. provide insurance and noninsured investment services respectively. Information about reportable segments, and reconciliation of such information to the consolidated financial statements as of and for the year ended June 30, 2003 is as follows (dollars in thousands):

	AF Financial Group	AF Bank	AF Insurance Services	AF Brokerage	Inter- segment Elimination	Consoli- dated Totals
June 30, 2003

Net interest income	$(501)	$6,594	$(68)	$2	$—	$6,027
Other revenue—external customers	4	1,029	2,471	224	(225)	3,503
Provision for loan losses	—	243	—	—	—	243
Depreciation	13	691	71	7	—	782
Net income (loss)	375	896	136	(32)	(1,000)	375
Assets	525	189,310	2,446	305	(613)	191,973

CORPORATE INFORMATION

Officers

James A. Todd	Melanie Paisley Miller
President and Chief Executive Officer	Executive Vice President, Secretary/Treasurer, Chief Financial Officer

Directors

James A. Todd, Chairman	Jan R. Caddell, Vice Chairman, Lead Director
President and Chief Executive Officer of AF Financial Group and AF Bank	President and General Manager of Caddell Broadcasting, Inc.

Wayne R. Burgess	Kenneth R. Greene
Vice President and Manager of Burgess Furniture	Owner of East Jefferson Builders Mart

Claudia L. Kelley, Ph.D	Jimmy D. Reeves
Associate Professor of Accounting at Appalachian State University	Partner in the law firm of Vannoy & Reeves, PLLC

Donald R. Moore	Michael M. Sherman
Restaurant Owner	President of the Oldham Company and Pentair Accessory Group

Jerry L. Roten	John D. Weaver
Clerk of Superior Court of Ashe County	Vice President of Weaver Tree Farm, Inc

Offices

Corporate Office

21 East Ashe Street

West Jefferson, NC 28694

AF Bank Offices	AF Brokerage Offices	AF Insurance Offices
205 S. Jefferson Avenue West Jefferson, NC 28694	206 S. Jefferson Avenue West Jefferson, NC 28694	206 S. Jefferson Avenue West Jefferson, NC 28694

840 E. Main Street Jefferson, NC 28640	1441 Mt. Jefferson Road West Jefferson, NC 28694	315 Main Street North Wilkesboro, NC 28659

4951 NC Hwy, 88 West Warrensville, NC 28693	400 Shadowline Drive Suite 104 Boone, NC 28607	324 Morganton Blvd, SW Lenoir, NC 28645

381 South Main Street Sparta, NC 28675		381 South Main Street Sparta, NC 28675

285 Highway 105 Extension Boone, NC 28607		948 Johnson Ridge Road Elkin, NC 28621

1489 Mt. Jefferson Road West Jefferson, NC 28694		400 Shadowline Drive, Suite 104 Boone, NC 28607

1441 Mt. Jefferson Road West Jefferson, NC 28694		840 East Main Street Jefferson, NC 28607

1441 Mt. Jefferson Road West Jefferson, NC 28694

CORPORATE INFORMATION, CONTINUED

STOCK TRANSFER AGENT	LEGAL COUNSEL
Mellon Investor Services, LLC 44 Wall Street, 6th Floor New York, New York 10005	Vannoy & Reeves 202 East Main Street West Jefferson, North Carolina 28694

AUDITORS

Larrowe & Company, PLC

Cranberry Office Park

104 Cranberry Road

Galax, Virginia 24333

ANNUAL MEETING

The 2003 annual meeting of stockholders of AF Financial Group will be held on November 3, 2003 at 6 p.m. at the Corporate Office of the Company, 21 East Ashe Street, West Jefferson, North Carolina 28694.

Thacher Proffitt & Wood

1700 Pennsylvania Avenue, Suite 800

Washington, DC 20006

FORM 10-KSB

A copy of Form 10-KSB as filed with the U.S. Securities and Exchange Commission will be furnished without charge to shareholders upon written request to Melanie P. Miller, Executive Vice President, AF Financial Group, 21 East Ashe Street, Post Office Box 26, West Jefferson, North Carolina 28694-0026. If you prefer, you may obtain a copy without cost at the SEC website (www.sec.gov).

CORPORATE INFORMATION, CONTINUED

COMMON STOCK

The Company had 1,049,838 shares of common stock outstanding at August 31, 2003, which are held by 407 shareholders of record. The majority of the outstanding shares are held by the mutual holding company AsheCo, M.H.C. The remaining 511,617 shares are owned by minority shareholders including the Company’s ESOP. Shares are quoted on the OTC Electronic Bulletin Board under the symbol “ASFE.”

MARKET FOR THE COMMON STOCK

There is no established market for the Company’s common stock, excluding occasional quotations, although the Company’s common stock is quoted on the OTC Electronic Bulletin Board. The table below reflects the stock trading and dividend payment frequency of the Company for the years ended June 30, 2003 and 2002. For further information regarding the Company’s dividend policy and restrictions on dividends paid, please refer to Note 8 of the notes to the consolidated financial statements. Stock prices reflect bid prices between broker/dealer, prior to any markups, markdowns or commissions, is based upon information provided to management of the Company by certain securities firms effecting transactions in the Company’s stock on an ongoing basis, and may not necessarily represent actual transactions.

		Stock Price
2003	Dividends	High	Low
First quarter	$0.05	$14.40	$13.59
Second quarter	0.05	13.90	11.25
Third quarter	0.05	15.00	14.15
Fourth quarter	0.05	16.00	14.60

		Stock Price
2002	Dividends	High	Low
First quarter	$0.05	$14.40	$10.25
Second quarter	0.05	15.50	11.00
Third quarter	0.05	15.25	13.50
Fourth quarter	0.05	15.25	13.60

Disclaimer: This statement has not been reviewed, or confirmed for accuracy or relevance, by the Office of Thrift Supervision.