Form 10KSB, Exhibit 13
period 2004-06-30
AF FINANCIAL GROUP
filed 2004-09-28
CIK 1064025

2004 Annual Report

Selected Financial Data	2

Letter to Shareholders	4

Management’s Discussion and Analysis	7

Consolidated Statements of Financial Condition	19

Consolidated Statements of Income (Loss)	20

Consolidated Statements of Stockholders’ Equity	21

Consolidated Statements of Cash Flows	22

Notes to Consolidated Financial Statements	24

Independent Auditor’s Report	50

Corporate Information	51

Selected Financial Data and Other Data of the Company

The following table sets forth certain information concerning the consolidated financial position and results of operation of the Company at the dates and for the year end as indicated. The selected consolidated financial condition and operating data were derived from the audited consolidated financial statements of the Company. The information should be read in conjunction with the consolidated financial statements of the Company and notes thereto presented elsewhere herein.

	June 30,
	2004	2003	2002	2001	2000
	(In thousands, except per share data)
Selected Financial Condition Data:
Total assets	$211,619	$191,973	$176,684	$153,448	$133,370
Loans receivable, net[1]	181,489	156,258	143,553	124,675	108,778
Investment securities[2]	6,501	8,754	11,422	7,844	9,835
Cash and cash equivalents[3]	7,674	14,072	11,220	12,568	7,423
Savings deposits	157,434	149,571	136,769	120,074	102,680
FHLB advances	33,144	21,146	18,910	16,962	15,513
Equity	12,474	12,960	12,777	13,027	12,540
Book value per share	11.88	12.35	12.17	12.41	11.95
Selected Operating Data:
Interest income and dividends	$10,684	$11,011	$11,191	$11,648	$9,393
Interest expense	4,405	5,085	5,801	6,355	4,685

Net interest income	6,279	5,926	5,390	5,293	4,708
Provision for loan losses	668	243	420	225	88

Net interest income after provision for loan losses	5,611	5,683	4,970	5,068	4,620
Non-interest income	3,891	3,604	3,120	2,493	1,821
Non-interest expense	9,933	8,656	7,998	6,757	5,660

Income (loss) before income tax expense	(431)	631	92	804	781
Income tax expense (benefit)	(123)	256	56	315	328

Net income (loss)	$(308)	$375	$36	$489	$453

Selected Ratios
Basic earnings per share[4]	$(0.30)	$0.36	$0.03	$0.48	$0.45
Diluted earnings per share[4]	(0.30)	0.36	0.03	0.48	0.45
Dividends per share	0.20	0.20	0.20	0.20	0.20

1.	Loans receivable, net is comprised of total loans less allowance for loan losses, loans sold, undisbursed loan funds, and deferred loan fees.

2.	Includes FHLB stock, certificates of deposit and investment securities.

3.	Includes interest-earning deposit balances of $2.5 million, $6.2 million, $4.2 million, $7.8 million, and $2.6 million at June 30, 2004, 2003, 2002, 2001, and 2000, respectively.

4.	Earnings per share has been calculated in accordance with the Statement of Financial Accounting Standards No. 128, Earnings Per Share, and is based on net income for the year, divided by the weighted average number of shares outstanding for the year. In accordance with the AICPA’s SOP 93-6, unallocated ESOP shares were deducted from outstanding shares used in the computation of earnings per share. Diluted earnings per share includes the effect of dilutive common stock equivalents in the weighted average number of shares outstanding.

Selected Financial Data and Other Data of the Company

	At June 30,
	2004	2003	2002	2001	2000
Selected Financial Ratios and Other Data:
Performance Ratios: [1]
Return on average assets	(0.15)%	0.20%	0.02%	0.34%	0.37%
Return on average equity	(2.46)%	2.90%	0.28%	3.80%	3.99%
Average equity to average assets	6.25%	6.90%	7.51%	8.83%	9.21%
Equity to total assets at end of period	5.89%	6.75%	7.23%	8.49%	9.40%
Interest rate spread[2]	3.38%	3.41%	3.36%	3.56%	3.84%
Average interest-earnings assets to average interest-bearing liabilities	105.12%	104.35%	106.35%	108.48%	108.18%
Net interest margin[3]	3.51%	3.54%	3.52%	3.97%	4.18%
Non-interest expense to average assets	4.96%	4.62%	4.70%	4.64%	4.59%
Efficiency ratio[4]	97.67%	90.83%	93.98%	86.78%	86.69%
Dividend payout ratio[5]	(66.67)%	55.56%	666.67%	41.67%	44.44%
Regulatory Capital Ratios: [6]
Tangible capital	8.11%	8.92%	9.51%	8.37%	8.89%
Core capital	8.11%	8.92%	9.51%	8.37%	8.89%
Total risk based capital	10.89%	12.89%	13.00%	12.28%	11.94%
Asset Quality Ratios and Other Data:
Ratios:
Nonperforming loans to total loans	0.28%	0.28%	0.32%	0.36%	0.36%
Nonperforming loans and real estate owned to total assets	0.25%	0.25%	0.41%	0.47%	0.53%
Allowance for loan losses to:
Nonperforming loans	239.98%	250.79%	245.92%	213.36%	238.20%
Total loans	0.68%	0.71%	0.78%	0.78%	0.86%
Number of full service Bank branches	7	7	7	5	5

1.	With the exception of end of period ratios, all ratios are based on average monthly or quarterly balances during the indicated periods, and are annualized where appropriate. Asset Quality and Regulatory Capital Ratios are end of period ratios.

2.	The interest rate spread represents the difference between the weighted-average yield on interest-bearing assets and the weighted-average cost of interest-bearing liabilities.

3.	The net interest margin represents net interest income as a percent of average interest-earning assets.

4.	The efficiency ratio represents non-interest expense as a percentage of the sum of net interest income and non-interest income.

5.	The dividend payout ratio represents dividends per share as a percentage of basic earnings per share. Earnings per share has been calculated in accordance with the Statement of Financial Accounting Standards No. 128, Earnings Per Share, and is based on net income for the year, divided by the weighted average number of shares outstanding for the year. In accordance with the AICPA’s SOP 93-6, unallocated ESOP shares were deducted from outstanding shares used in the computation of earnings per share.

6.	For definitions and further information relating to the Bank’s regulatory capital requirements, see Note 8 of Notes to the Consolidated Financial Statements.

Dear Shareholder,

Fiscal Year 2004 ended a year of historically low interest rates and sluggish economic growth, both of which depressed your Company’s operating results. However, we believe that our long term financial strategy over the last several years should produce increased earnings and stronger growth in the coming year.

Total assets on June 30, 2004 were $211,619,177 an 10.2% increase over the June 30, 2003 total of $191,972,779. For the same period, net loans receivable stood at $181,489,159, representing a 16.2% rise from $156,257,890 at June 30, 2003.

The net loss was $308,254 in FY 2004, and interest income for the period was $10,683,592; while non-interest income totaled $3,891,574 for the year ended June 30, 2004. As mentioned in Management’s Discussion and Analysis, the net loss for the year includes a charge-off of $350,000 related to a single commercial loan which negatively impacted earning for the year.

At June 30, 2004, retained earnings were $12,473,996, and the Bank’s regulatory capital was in excess of regulatory capital requirements. For detailed financial results and comparisons, please see Management’s Discussion and Analysis, the Consolidated Financial Statements, and the Notes To Consolidated Financial Statements contained in this report.

Our strategy during FY 2004 (and for the last several years) has been to avoid booking fixed-rate loans in the Company’s loan portfolio; instead carrying mostly variable rate, adjustable loans in portfolio. With interest rates at fifty-year lows, this strategy seemed prudent in the long run. Now, with interest rates poised to rise, that strategy should produce a significant increase in earnings as new loan production better reflects market interest rates and the Company’s interest rate spread improves.

Your Company made significant progress in a number of areas in the year just ended:

•	Check imaging was introduced to all our transaction account customers, giving them increased security, convenience, and ease of use.

•	Online bill payment has been added to the list of services now available to save customers’ time, and allow them to pay bills online 24 hours a day, seven days a week.

•	Continued enactment of our regulatory compliance plan, although expensive, has allowed us to be in good position for full compliance with the requirements of the Sarbannes-Oxley Act enacted by Congress last year.

Of course, by far the largest project underway during the year has been the construction of our new Boone Financial Center in Boone, North Carolina. This four-story building, with two floors of leased offices, is already being called the premier business location in Boone. More importantly, it will bring together the services of AF Bank, AF Brokerage, and AF Insurance

Services under one roof in Boone. The new Boone Financial Center will serve as a prototype for future AF Financial Group centers throughout our market areas. Look for the grand opening of the Center in the fall of 2004.

Even though earnings for FY 2004 were not as robust as we would have preferred, the prospects for increased profitability and growth in FY 2005 are excellent. Our expanded commitment in Boone, our continuing product development in response to customer demands, and the heritage of service established by your Company all point to a successful Fiscal 2005.

Thank you for your continued support. If you have questions about the Company or we may better serve you, your family, or your business, please let us know.

For AF Financial Group,

/s/ Melanie P. Miller
Melanie P. Miller
Acting Chief Executive Officer
Chief Financial Officer

“The corporate mission of AF Financial Group is to provide a return to its shareholders, customers, communities and employees through its ability and commitment to deliver a full array of financial services and products on an individualized basis to people and companies in the northwestern corner of North Carolina, and the areas contiguous thereto.”

[PHOTOS]

Management’s Discussion and Analysis

June 30, 2004 and 2003

Management’s Discussion and Analysis

This discussion contains certain forward-looking statements consisting of estimates with respect to the financial condition, results of operations and other business of the Company, that are subject to various factors which could cause actual results to differ materially from the estimates. These factors include: Changes in general, economic and market conditions; the development of an interest rate environment that adversely affects the interest rate spread or other income anticipated from the Company’s operations and investments; our ability to offer new products and increase lower cost core deposits; and depositor and borrower preferences. The Company disclaims any obligation to publicly announce future events or developments that may affect the forward-looking statements contained herein. The information in this section should be read in conjunction with the Consolidated Financial Statements, the accompanying Notes to the Consolidated Financial Statements and the other sections contained in this document.

General

AF Financial Group (the “Company”) is a federally chartered stock holding company for AF Bank (the “Bank”), AF Insurance Services, Inc. (an independent insurance agency) and AF Brokerage, Inc. (a registered broker/dealer, member NASD and SIPC). AF Bank conducts business from its main office located in West Jefferson, North Carolina, with branches in Boone, Jefferson, Sparta, Warrensville, and West Jefferson, North Carolina. Headquartered in West Jefferson, North Carolina, AF Insurance Services, Inc., has branches in Boone, Elkin, Jefferson, Lenoir, Sparta, West Jefferson, and North Wilkesboro, North Carolina. AF Brokerage, Inc. serves Ashe, Alleghany, Wilkes and Watauga counties in North Carolina.

Overview

The Company realized a net loss of $308,254 for the year ended June 30, 2004 and net income of $375,464 for the year ended June 30, 2003. The Company’s operating results are primarily dependent upon net interest income, fees and charges and insurance commissions. Net interest income is the difference between interest earned on loans, investments and interest-earning deposits at other financial institutions, and the cost of interest-bearing savings deposits and other borrowings. The primary interest-earning asset of the Company is its mortgage loan portfolio, representing 86.8% of total loans with approximately 58.3% of portfolio mortgage loans at fixed rates as of June 30, 2004. The net interest income of the Company is affected by changes in economic conditions that influence market interest rates and to a large extent by the monetary actions by the Federal Reserve. This exposure to changes in interest rates contributes to a moderate degree of interest rate risk because of the negative impact of changing rates to the Bank’s earnings and to the new market value of its assets and liabilities. Historically, mortgage lenders have made loans and funded those loans with core and short-term deposits, exposing the lender to a higher level of interest rate risk in a rising rate scenario. We have reduced our exposure to rising rates by limiting the term or the time to reprice of loans that we retain in our portfolio. During the rate environment of the fiscal year ending June 30, 2004, declining rates were less favorable to the Bank than rising rates would have been from an interest rate risk perspective.

The Bank sells mortgage loans with terms exceeding 15 years unless the loan documents permit us to re-price the loan at an interval of ten years or less. Non-mortgage loans have rates that allow for adjustment as the prime rate changes, where possible, and where non-mortgage loans are made with fixed terms, the terms typically do not exceed five years. We make fixed rate mortgage loans with provisions allowing the Bank to “call the loan due” after three or five year periods, which reduces the period of time we are exposed to a fixed rate of interest in order to reduce interest rate risk. During the 2004 fiscal year, borrowers have been reluctant to accept a loan with a call provision and have chosen longer-term mortgages that we sell in the secondary market. The call provision is now used primarily where the fixed rate mortgage does not qualify for sale in the secondary market, and where the borrower has no desire for an adjustable rate mortgage. We also offer consumer loans, including automobile and home improvement loans. At June 30, 2004, consumer loans constituted approximately 6.3% of portfolio loans.

In addition, we offer commercial loans to small businesses in Ashe, Alleghany and Watauga Counties and to areas contiguous to those counties. Commercial loans generally have rates based on the prime rate of interest that more closely reflects prevailing market interest rates than do fixed rate products or other rate indices. Consumer and

Management’s Discussion and Analysis

June 30, 2004 and 2003

commercial loans also generally have shorter terms and greater interest rate sensitivity than mortgage loans. We have pursued the preceding mortgage and non-mortgage loan strategies in order to reduce the level of interest rate risk in the Bank’s loan portfolio, while maintaining acceptable levels of credit risk. Funding for loan originations has been provided by aggressively marketing savings and checking accounts, competitively pricing certificates of deposits, and borrowing from the Federal Home Loan Bank of Atlanta (“FHLB”). Deposits increased $7.9 million as the result of normal business activities and FHLB advances increased $12.0 million during the year ended June 30, 2004.

In addition to loans, the Bank invests in federal agency securities, overnight deposits with the FHLB, equity securities in the Federal Home Loan Mortgage Corporation (FHLMC), municipal bonds, and mortgage-backed securities issued by the Government National Mortgage Association (GNMA) and Fannie Mae. We do not engage in the practice of trading securities; rather, the Bank’s investment portfolio consists primarily of securities designated as available for sale. We intend to maintain investment securities to meet liquidity needs, as a supplement to our lending activities, and as a means to reduce the interest rate risk and credit risk of our asset base in exchange for lower rates of return than would typically be available with other lending activities.

The Company receives fee income primarily from loan origination fees; late loan payments fees; commissions from the sale of credit life; accident and health insurance; deposit transaction fees; insurance commissions generated from AF Insurance Services, Inc.; commission income generated from AF Brokerage, Inc.; and from payment for other services provided to customers by the Company.

Major non-interest costs to the Company include compensation and benefits; occupancy and equipment; information technology costs; and provision for loan losses. Other external factors that affect the operating results of the Company include changes in government and accounting regulations; costs of implementing information technology; and changes in the competitive dynamics within the Company’s market area.

Critical Accounting Policies

The notes to our audited consolidated financial statements for the year ended June 30, 2004 contain a summary of our significant accounting policies. We believe that our policies with respect to the methodology for our determination of the allowance for loan losses, the fair value of mortgage servicing assets and asset impairment judgments, including the recoverability of goodwill, involve a higher degree of complexity and require management to make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could cause reported results to differ materially. These critical policies and their application are periodically reviewed with the Audit Committee and our Board of Directors. We consider the following accounting policies to be most critical in their potential effect on our financial position or results of operations:

Allowance for Loan Losses

The Allowance for Loan Losses (“ALL”) is established through a provision for loan losses based on our evaluation of the risks inherent in the Bank’s loan portfolio, prior loss history and the general economy. The ALL is maintained at an amount we consider adequate to cover loan losses which are deemed probable and estimable. The allowance is based upon a number of factors, including asset classifications, economic trends, industry experience and trends, industry and geographic concentrations, estimated collateral values, our assessment of the credit risk inherent in the portfolio, historical loan loss experience, and the Bank’s underwriting policies. Our methodology for assessing the appropriations of the ALL consists of two components: Allowance for identified problem or impaired loans and a formula allowance for the remainder of the portfolio. Although we believe we have established and maintained the ALL at appropriate levels, future adjustments may be necessary if economic, real estate and other conditions differ substantially from the current operating environment. We will continue to monitor and modify our ALL as conditions dictate.

Management’s Discussion and Analysis

June 30, 2004 and 2003

Goodwill

On July 1, 2002, we adopted the provisions of Financial Accounting Standards Board (“FASB”) Statement 142, Goodwill and Other Intangible Assets. Under the provisions of the Statement, on July 1, 2002, we ceased to amortize goodwill. We will reevaluate the carrying value of goodwill annually by comparing the market value of the Company to the book value of the Company. Impairment would then be determined if the book value of the Company exceeds the market value of the Company. This evaluation is subjective as it requires material estimates that may be susceptible to significant change.

Management Strategy

AF Financial Group is a financial services company that provides banking, insurance and investment services to residents in the northwest corner of North Carolina. The Company was chartered in 1939 and the original lending objective of the Company was to provide fixed rate loans for the residents of Ashe County, North Carolina. Since that time, we have expanded the market area of the Company to include Alleghany, Caldwell, Surry, Watauga and Wilkes counties and have diversified our product lines by engaging in non-residential mortgage and non-mortgage lending, as well as offering insurance and brokerage products. We now offer traditional property and casualty, life and health insurance products through AF Insurance Services, Inc., a wholly-owned subsidiary of the Company, headquartered in West Jefferson, North Carolina and operating in Boone, Elkin, Jefferson, Lenoir, Sparta, West Jefferson and Wilkesboro, North Carolina. We also operate a broker/dealer subsidiary, AF Brokerage, Inc., which serves Ashe, Alleghany, Wilkes and Watauga counties. AF Brokerage offers a full array of non-FDIC insured investment products, including fixed-rate and variable annuities and mutual funds. We believe our strategy of expanding our market area and diversifying our product lines will strengthen earnings in the future.

We believe the foundation is in place to successfully compete in our established markets. In all AF Bank markets, we have the capability to deliver comprehensive insurance services through our insurance subsidiary and the potential to deliver securities services through AF Brokerage, Inc. Our new Financial Center in Boone, North Carolina is scheduled to open during the second quarter of the 2005 fiscal year. The Financial Center will combine banking, insurance and investments into one convenient location serving the Watauga County market. The challenge facing us is to provide the most economical, efficient – and most importantly – desirable platform to offer AF customers, clients and prospects these services. It is a challenge we are working hard to meet.

We believe it is important to view the financial results for the year ended June 30, 2004 within the larger context of the Company’s long-term strategic business plan. The cost of the infrastructure that we now have in place allowing us to successfully compete in our established markets, has had a negative impact on short term earnings. However, we believe our established foundation and platform will drive our long-term viability as a competitively superior financial services provider in all markets. We are committed to the long-term profitability and success of the Company. Given the foregoing foundation and platform, management and the board of directors are placing major emphasis upon improving the Company’s net earnings and return on equity in 2005 and beyond. This will be accomplished by increasing the overall productivity of the Company and its operating subsidiaries, controlling costs, and reducing or eliminating unprofitable activities whenever and wherever possible.

There are a number of positive factors and recent events which reflect our progress toward our long-term goals during the year ended June 30, 2004:

•	An increase in net loans of $25.2 million or 16.2%;

•	Asset growth of $19.6 million or 10.2%;

•	Deposit growth of $7.9 million or 5.3%;

•	Nonperforming assets as a percentage of total assets equaled only .25%;

•	Loans to deposit ratio increased to 115.3%;

Management’s Discussion and Analysis

June 30, 2004 and 2003

•	The acquisition of another insurance agency in Sparta, North Carolina which expanded our market share in an existing market and increased the revenue stream for the Sparta insurance operation while expanding our customer base in Alleghany County; and

•	The October 2005 scheduled opening of the new Boone AF Financial Center.

Net income decreased $683,718, or 182.1%, to a net loss of $308,254 for the year ended June 30, 2004, compared to net income of $375,464 for the year ended June 30, 2003. This change is primarily due to a $349,580 charge-off of one commercial line of credit and an increase in noninterest expense. While future charge-offs are uncertain, we believe that this charge-off was an isolated event and not an indication of the overall quality of our loan portfolio. Noninterest expense increased primarily due to the increase in compensation expense due to staffing for the Financial Service Center in Boone, North Carolina.

We believe a positive upturn in economic indicators will have a positive impact on our net income. Many economic advisors are predicting an overall 100 basis point rate hike by February 2005. At June 30, 2004 we had approximately $61.0 million in loans priced at prime or a margin thereto which provides for adjusting rates immediately should market rates change. In a rising rate environment, our ability to make immediate rate adjustments serves to protect the interest margin against increases in rates at a more rapid speed than the increase in funding costs.

Our commitment to the long-term profitability and success of the Company prompted our decision not to place long-term fixed rate mortgages in our portfolio, particularly in a low interest rate environment, due to the interest rate risk associated with an eventual rise in market rates. We have continued to minimize our exposure to rising interest rates by selling long-term fixed rate mortgages and retaining the servicing. This strategy reduces short-term earnings but will provide protection when rates begin to rise.

Another challenge we face are the requirements under The Sarbanes-Oxley Act of 2002 (the “Act”). The Act is a change that has significantly impacted us and our competitors. The Act, and its subsequent regulations, makes changes to the way we select and manage our outside auditors, establishes new independence requirements for the board and its committees and includes provisions that increase our accountability regarding the presentation of the Company’s financial condition. We made substantial changes to our governance procedures, code of ethics and internal policies that we believe have allowed us to prudently comply with the rules and regulations created by the Act. We expect to spend a significant amount of time and assets during the 2005 fiscal year to comply with additional regulations from the Act, including Section 404 which requires documentation and testing of our internal controls over financial reporting.

Comparison of Financial Condition at June 30, 2004 and 2003

Total assets increased by $19.6 million to $211.6 million at June 30, 2004 from $192.0 million at June 30, 2003. The increase in assets was primarily the result of an increase of $25.2 million, or 16.2%, in net loans receivable and an increase of $2.8 million, or 32.5%, in net office properties and equipment from June 30, 2003 to June 30, 2004. The increase in net loans receivable and net office properties and equipment was partially offset by a decrease of $6.4 million, or 45.5%, in cash and cash equivalents and a decrease of $3.3 million, or 43.2%, in securities available for sale from June 30, 2003 to June 30, 2004. The decrease in cash and cash equivalents and securities available for sale was used to fund the $25.2 million increase in net loans receivable. The increase in net loans receivable is typical for the Bank, which operates in lending markets that have had sustained loan demand over the last several years. The increase in office properties and equipment, net was primarily due to the costs to construct the new Financial Services Center in Boone, North Carolina and the addition of new equipment to assure our delivery capabilities in the event of a disaster affecting our computer systems. These back-up facilities will be re-located to the Boone Financial Center that is currently under construction. Prior to completion, backup equipment has been positioned in various branch locations sufficiently removed from the primary IT location. These investments in backup capacity allow us to assure our customers of stability in the event of a disastrous occurrence as well as to comply with regulatory requirements for business continuity.

Management’s Discussion and Analysis

June 30, 2004 and 2003

Securities available for sale decreased $3.3 million, or 43.2%, to $4.3 million at June 30, 2004 from $7.6 million at June 30, 2003. This decrease was due to maturing investments. At June 30, 2004, the Company’s investment portfolio had $17,064 in net unrealized gains as compared to net unrealized gains of $96,473 at June 30, 2003.

The Bank’s savings deposits increased by $7.9 million, or 5.3%, from $149.6 million at June 30, 2003 to $157.4 million at June 30, 2004. We believe the increase in deposits is attributable to our continuing marketing efforts directed towards increasing balances in savings and transaction accounts and in smaller, stable certificates of deposit. We intend to further focus our marketing efforts and to offer new products to increase lower cost core deposits. During the year ended June 30, 2004, the Bank entered an agreement with Promontory Interfinancial Network which allows us to provide FDIC insurance coverage beyond the normal limits by using its network. The agreement allows us to maintain large deposit relationships when the customer desires FDIC coverage on all certificate of deposit balances. As of June 30, 2004, we had $1.4 million placed in the Promontory Interfinancial Network.

Advances from the FHLB increased $12.0 million, or 56.7%, to $33.1 million at June 30, 2004 from $21.1 million at June 30, 2003. The increase in advances from the FHLB was used to provide a portion of the funding for the $25.2 million increase in net loans receivable.

Total stockholders’ equity decreased $486,288, or 3.7%, to $12.5 million at June 30, 2004 from $13.0 million at June 30, 2003. The decrease in stockholders’ equity was primarily the result of the net loss of $308,254, the increase in the value of redeemable common stock held by the ESOP of $55,338, or 11.5%, dividends of $145,748 and a decrease in other comprehensive income of $48,348. These decreases were partially offset by ESOP expenses of $71,400. At June 30, 2004, the Bank’s regulatory capital amounted to $17.0 million compared to $16.9 million at June 30, 2003, which was in excess of regulatory capital requirements at both such dates.

The Bank’s level of non-performing loans, defined as loans past due 90 days or more, increased to $518,801, or 0.25% of total assets, at June 30, 2004 compared to $442,696, or 0.23% of total assets, at June 30, 2003. The Bank recognized net charge-offs of approximately $533,666 during the year ended June 30, 2004 compared to net charge-offs of $263,248 for the year ended June 30, 2003. The increase in net charge-offs was primarily attributable to a $349,580 charge-off related to one commercial line of credit in the second quarter of fiscal 2004. While future loan loss provision requirements are uncertain, management believes that the loan loss provision for the year ending June 30, 2005 will be less than the provision for 2004.

Comparison of Operating Results for the Fiscal Years Ended June 30, 2004 and 2003

The Company had a net loss for the year ended June 30, 2004 of $308,254 compared to net income of $375,464 for the year ended June 30, 2003. Changes in net income during the comparable twelve-month period were attributable to: an increase in the provision for loan losses; an increase in net interest income; an increase in non-interest income and an increase in non-interest expense, which is explained below. In our opinion, there has not been a material change in interest rate risk from the end of the Company’s most recent fiscal year.

Interest Income. Interest income decreased by $327,816 or 3.0% from $11,011,408 for the year ended June 30, 2003 to $10,683,592 for the year ended June 30, 2004. Interest income from loans decreased $181,704 or 1.7% from $10,580,406 for the year ended June 30, 2003 to $10,398,702 for the year ended June 30, 2004. The decrease in interest income from loans for the year ended June 30, 2004 was attributable to a decrease in the weighted average rate of net loans receivable due to the low interest rate environment during the period. The weighted average rate on portfolio loans declined .51% from 6.31% at June 30, 2003 to 5.80% at June 30, 2004.

Management’s Discussion and Analysis

June 30, 2004 and 2003

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

	Year ended June 30, 2004 compared to June 30, 2003				Year ended June 30, 2003 compared to June 30, 2002
	Increase/(Decrease) Due to				Increase/(Decrease) Due to
	Volume	Rate	Rate/ Volume	Net	Volume	Rate	Rate/ Volume	Net
	(In thousands)
Assets:
Interest-earning assets:
Interest-bearing deposits	$(20)	$(14)	$4	$(30)	$(69)	$(75)	$27	$(117)
Investment securities	(67)	(61)	11	(117)	(113)	(130)	25	(218)
Loans receivable	967	(1,051)	(96)	(180)	1,465	(1,058)	(149)	258

Total	880	(1,126)	(81)	(327)	1,283	(1,263)	(97)	(77)

Liabilities:
Interest-bearing liabilities:
Interest-bearing checking accounts	15	(86)	(7)	(78)	(16)	(104)	5	(115)
Savings	73	(284)	(26)	(237)	259	(205)	(67)	(13)
Certificates of deposit	42	(467)	(8)	(433)	179	(835)	(47)	(703)
Borrowed funds	184	(104)	(12)	68	283	(142)	(26)	115

Total	314	(941)	(53)	(680)	705	(1,286)	(135)	(716)

Net interest income	$566	$(185)	$(28)	$353	$578	$23	$38	$639

Management’s Discussion and Analysis

June 30, 2004 and 2003

Table 2.

The following table provides information concerning the Bank’s yields on interest-earning assets and cost of funds on interest-bearing liabilities over the years ended June 30, 2004 and 2003.

			For the year ended June 30,
	At June 30, 2004		2004			2003
	Actual Balance	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate

				(Dollars in thousands)
Assets:
Interest-earnings assets:
Interest-bearing deposits	$2,499	1.36%	$3,010	$43	1.43%	$4,145	$73	1.76%
Investment securities	6,501	3.95%	7,162	242	3.38%	8,804	358	4.07%
Loans receivable, net (1)	181,489	5.80%	168,738	10,399	6.16%	154,582	10,580	6.84%

Total interest-earning assets	190,489	5.68%	178,910	10,684	5.97%	167,531	11,011	6.57%
Non-interest-earning assets	21,130		21,276			19,645

Total assets	$211,619		$200,186			$187,176

Liabilities and equity:
Interest-bearing liabilities:
Interest-bearing checking accounts	$24,370	0.49%	$23,085	122	0.53%	$21,434	200	0.93%
Savings	42,495	1.12%	42,497	543	1.28%	38,889	782	2.01%
Certificates of deposit	76,436	2.55%	72,878	2,037	2.80%	71,679	2,468	3.44%
Borrowed funds	39,412	4.61%	31,738	1,703	5.37%	28,541	1,635	5.73%

Total interest-bearing liabilities	182,713	2.39%	170,198	4,405	2.59%	160,543	5,085	3.17%

Other non-interest-bearing liabilities	16,432		17,471			13,721
Equity	12,474		12,517			12,912

Total liabilities and equity	$211,619		$200,186			$187,176

Net interest income and interest rate spread (2)		3.29%		$6,279	3.38%		$5,926	3.41%

Net interest-earning assets and net interest margin (3)	$7,776		$8,712		3.51%	$6,988		3.54%

Ratio of interest-earning assets to interest-bearing liabilities		104.26%			105.12%			104.35%

(1)	Balance is net of deferred loan fees and loans in process. Non-accrual loans are included in the balances.

(2)	Average interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

(3)	Net interest margin represents net interest income divided by average total interest-earning assets. With the exception of end of period ratios, all ratios are based on monthly or quarterly balances during the indicated years. Management does not believe that the use of month and quarter end balances instead of daily balances has caused a material difference in the information presented.

Management’s Discussion and Analysis

June 30, 2004 and 2003

Interest Expense. Interest expense decreased by $680,608 or 13.4% to $4,404,811 for the year ended June 30, 2004 from $5,085,419 for the year ended June 30, 2003. Interest expense on savings deposits decreased by $748,096 or 21.7% to $2,702,583 for the year ended June 30, 2004 from $3,450,679 for the year ended June 30, 2003. These decreases are the result of the 0.47% decrease in the institution’s weighted average rate of deposits during the year ended June 30, 2004 partially offset by the $7.9 million increase in savings deposits. Interest expense on FHLB advances increased $76,463 to $1,129,778 for the year ended June 30, 2004 from $1,053,315 for the year ended June 30, 2003. This increase is the result of the $12.0 million increase in FHLB advances, partially offset by the 0.37% decrease in the weighted average interest rate on the FHLB advances during the year ended June 30, 2004.

Net Interest Income. Net interest income increased by $352,792 or 6.0% from $5,925,989 for the year ended June 30, 2003 to $6,278,781 for the year ended June 30, 2004. The changes in net interest income are a result of a drop in the institution’s weighted average rate paid for deposits and the reduction of the weighted average loan rates, partially offset by the increase in savings deposits and FHLB borrowings. We do not believe that there has been a material change in interest rate risk from the end of the Company’s most recent fiscal year.

Provision for Loan Losses. We made additional provision in the amount of $668,000 to the allowance for loan losses during the year ended June 30, 2004, compared to a $242,700 provision for loan losses made during the year ended June 30, 2003. As previously noted, provisions to the allowance for loan losses in the year ended June 30, 2004 include a charge-off of $349,580 related to one commercial loan. Provisions for loan losses, which are charged to operations and resulting loan loss allowances, are amounts that the we believe will be adequate to absorb probable losses on existing loans that may become uncollectible. Loans are charged off against the allowance when we believe collection is unlikely. The evaluation to increase or decrease the provisions for loan losses and resulting allowances is based both on prior loan loss experience and other factors, such as changes in the nature and volume of the loan portfolio, overall portfolio quality and current economic conditions.

The Bank made provisions for loan loss allowances during the year ended June 30, 2004 based upon an analysis of the quality of its loan portfolio. At June 30, 2004, our level of allowance for loan losses amounted to $1,245,018, or 0.68% of total loans, as compared to $1,110,684 of allowance for loan losses, or 0.71% of total loans at June 30, 2003, which we believe is adequate to absorb any probable losses inherent in our loan portfolio

Non-Interest Income. Non-interest income increased by $287,522 or 8.0% from $3,604,052 for the year ended June 30, 2003 to $3,891,574 for the year ended June 30, 2004. The increase in non-interest income during the year ended June 30, 2004 was primarily attributable to increases in transaction fees on deposit accounts partially offset by a decrease in revenue generated from insurance commissions. The increase in transaction fees on deposit accounts is primarily attributable to an increase in the number of transaction accounts. These trends are expected to continue to produce growth in non-interest income. Insurance commissions decreased by $42,777, or 1.8%, from $2,418,375 for the year ended June 30, 2003 to $2,375,598 for the year ended June 30, 2004. The decrease in insurance commissions is primarily due to a decrease in contingency income received from the insurance companies we represent as compared to the same time period in 2003. The decrease in contingency income is due to the insurance companies we represent paying higher claims to our clients in calendar year 2004 as compared to calendar year 2003, resulting in lower profit sharing payments.

Non-Interest Expense. Non-interest expense increased by $1,277,569 or 14.8% from $8,655,755 for the year ended June 30, 2003 to $9,933,324 for the year ended June 30, 2004. The increase in non-interest expense for the year ended June 30, 2004 is primarily attributable to an increase in compensation costs and occupancy expenses associated with adding computer equipment to provide backup facilities in case of a disaster and increased staffing for the Financial Service Center in Boone, North Carolina. Compensation costs increased by $632,385, or 13.0%, for the year ended June 30, 2004. Occupancy and equipment costs increased by $131,802 or 11.6% for the year ended June 30, 2004. Other noninterest expense increased $423,251, or 20.1%, primarily due to an increase in attorney fees, an increase in professional fees for guidance in complying with Section 404 of the Sarbanes-Oxley Act of 2002 and the establishment of an allowance for uncollectible trade accounts receivable. This reserve is established for amounts that we believe we will be unable to collect.

Management’s Discussion and Analysis

June 30, 2004 and 2003

Income Taxes. Income taxes resulted from applying normal, expected tax rates on income earned during the years ended June 30, 2004 and 2003. The income tax credit was $122,715 for the year ended June 30, 2004 and the income tax expense was $256,122 for the year ended June 30, 2003. The effective tax rate was higher than expected tax rates for 2004, resulting primarily from the fact that North Carolina corporations may not file consolidated income tax returns. This had the effect of taxing all income in a particular member of a consolidated group without permitting an offsetting benefit for losses incurred in another member of the same group, creating a higher than expected “overall” state income tax expense.

Capital Resources and Liquidity

The term “liquidity” generally refers to an organization’s ability to generate adequate amounts of funds to meet its needs for cash. More specifically, for financial institutions, liquidity ensures that adequate funds are available to meet deposit withdrawals, fund loan demand and capital expenditure commitments, maintain reserve requirements, pay operating expenses, and provide funds for debt service, dividends to stockholders, and other institutional commitments. The Company’s primary sources of funds consist of deposits, borrowings, repayment and prepayment of loans, sales and participations of loans, maturities of securities and interest-bearing deposits, and funds provided from operations. While scheduled repayments of loans and maturities of securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by the general level of interest rates, economic conditions, and competition. The Company uses its liquid resources primarily to fund existing and future loan commitments, to fund net deposit outflows, to invest in other interest-earning assets, to maintain liquidity, and to meet operating expenses. For additional information about cash flows from the Company’s operating, financing and investing activities, see “Consolidated Statements of Cash Flow.”

Liquidity management is both a daily and long-term function of management. If we require funds beyond our ability to generate them internally, we believe we could borrow additional funds from the FHLB and use the wholesale deposit markets. At June 30, 2004, we had borrowings of $33,143,754 from the FHLB. The Bank also maintains borrowing agreements with the Federal Reserve Bank of Richmond, VA.

The Company anticipates that it will have sufficient funds available to meet its current loan origination commitments. Certificates of deposit scheduled to mature in one year or less totaled $63.9 million at June 30, 2004. Based upon historical experience, we believe that a significant portion of such deposits will remain with the Bank. The Company anticipates an additional capital expenditure for the Boone Financial Center during the fiscal year ended June 30, 2005 of approximately $1.6 million. The total capital expenditure for this project is expected to be $5.4 million and $3.8 million was disbursed at June 30, 2004.

As of June 30, 2004, cash and cash equivalents, a significant source of liquidity, totaled $7,674,052. The Office of Thrift Supervision (“OTS”) regulations require the Company to maintain sufficient liquidity to ensure its safe and sound operation. Given our level of liquidity and our ability to borrow from the FHLB, we believe we will have sufficient funds available to meet anticipated future loan commitments, unexpected deposit withdrawals, and other cash requirements.

Capital management is another important daily and long-term function of management. While we currently meet all regulatory capital levels, we monitor this level on an ongoing basis. Our principal goals related to capital management are to provide an adequate return to shareholders while retaining a sufficient foundation from which to support future growth and to comply with all regulatory guidelines.

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

Management’s Discussion and Analysis

June 30, 2004 and 2003

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

In order to minimize the potential effects of adverse material and prolonged increases in market interest rates on the Company’s operations, we have implemented an asset/liability program designed to improve the Company’s interest rate risk exposure. The program emphasizes the originations of three-and five-year fixed-rate balloon mortgages, adjustable-rate mortgages, selling long term fixed-rate loans to the secondary market, shorter term consumer and commercial loans, the investment of excess cash in short or intermediate term interest-earning assets and the solicitation of deposit accounts that can be repriced rapidly in high rate scenarios and longer repricing terms in low rate environments. Competitive pressures and the propensity of customers to assume the opposite position from the Bank make implementation of the strategy difficult. Our success in increasing our mortgage portfolio of callable and adjustable-rate loans was substantially curtailed during the 2004 and 2003 year end due to the availability of longer term fixed-rate loans. We sold loans with low fixed rates in order to avoid increasing our exposure to rising rates.

Although the Company’s asset/liability management program has generally helped to decrease the exposure of our earnings to interest rate increases, the residual effect of reducing the Company’s historical exposure to interest rate increases is a heightened exposure to interest rate decreases. Additionally, a decline in rates for earning assets may occur more rapidly than a decline in funding costs. Certificates of deposit typically have terms ranging from three to thirty six months. Consequently, the rates paid for these deposits cannot be adjusted until the maturity date. Loans priced at prime or a margin thereto provide for adjusting rates immediately when market rates change. The number of borrowers refinancing at lower rates accelerates the decline in loan rates during a declining rate environment as was experienced during the 2004 fiscal year. In a rising rate environment, the ability to make immediate upward rate adjustments with adjustable-rate loans serves to protect the net interest margin against increases in rates at a more rapid speed than the increase in funding. In a declining rate environment, the rates on prime rate based loans decrease immediately while certificate rates lag causing the interest margin to decline until the certificates mature offering an opportunity for repricing.

We believe the Company’s asset/liability management program continues to function as a useful financial management tool, adequately providing for the safe, sound and prudent management of the Company’s exposure to changes in interest rates.

Net Portfolio Value

All federally regulated financial institutions are required to measure the exposure to changes in interest rates. Institutions with assets of less than $500 million may rely on outside sources of measurement such as those provided by the OTS. The purpose is to determine how changes in interest rates affect the estimated value or Net Portfolio Value (“NPV”) of the insured institution’s statement of financial condition under several immediate or “shock” changes in market rates.

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

Our banking subsidiary, AF Bank, has historically been a mortgage lender, which means that it generally has longer terms before repricing its assets than it does repricing its interest bearing liabilities or deposit accounts. Therefore, a rising rate environment will have the most negative impact on the NPV of the typical mortgage lender. We have implemented a strategy of limiting the terms of mortgage loans that we cannot sell in the secondary market, increasing the level of loans tied more closely to market interest rates such as the prime rate, and generally reducing the terms of loans that the Company books for portfolio. This restructuring process and the changes in market rates

Management’s Discussion and Analysis

June 30, 2004 and 2003

have resulted in changing our risk from rising rates to falling rates. The following table presents the Company’s NPV at June 30, 2004, as calculated by the OTS, based on information provided to the OTS by the Company.

Table 3. Interest Rate Sensitivity of Net Portfolio Value (NPV)

Net Portfolio Value				NPV as % of PV (5) of Assets
Change in Rates	$ Amount in Thousands	$ Change (1)	% Change (2)	Ratio (3)	Change (4)
+300 bp	21,035	(1,833)	(8%)	9.94%	-51 bp
+200 bp	23,448	581	3%	10.92%	48 bp
+100 bp	23,228	361	2%	10.70%	26 bp
0 bp	22,868	—	—	10.44%	—
-100 bp	22,207	(661)	(3%)	10.10%	-34 bp

(1)	Represents the change in NPV from the base (zero change in rates) assuming the indicated change in interest rates.

(2)	Calculated as the percentage of change in the estimated NPV compared to the base scenario.

(3)	Calculated as the estimated NPV divided by average total assets.

(4)	Represents the change, expressed in basis points (“bp”), in the ratio of NPV to Assets in each scenario compared to the base.

(5)	PV means present value.

At June 30, 2004, the estimated NPV decreased by 8% in a 300 basis point rising interest rate shock scenario compared to a loss of 3% in a 100 basis point falling rate scenario. This compares to an increase of 14% under a similar rise and a decrease of 8% in a similar decline one year earlier. The interest rate risk is further measured by the basis point decline in the ratio of NPV to PV of assets, defined as the Sensitivity Measure by the OTS. At June 30, 2004, the decline of the Sensitivity Measure was 34 basis points with a 100 basis point shock decrease in rates compared to a decrease of 88 basis points under the same scenario at June 30, 2003. The OTS normally uses the 200 basis point shock scenario as the level for determining the Sensitivity Measure; however, with the current level of rates, the OTS no longer provides NPV estimates for downward changes exceeding 100 basis points.

The following table provided by the OTS reflects further measures of the Company’s interest rate risk.

Table 4. Risk Measures: 200 bp Rate Shock

		June 30, 2004		June 30, 2003
Pre-shock NPV Ratio:	NPV as a % of PV of Assets	10.44%		10.28%
Exposure Measure:	Post Shock NPV Ratio	10.10%		9.40%
Sensitivity Measure:	Change in NPV	34	bp	88	bp

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

Management’s Discussion and Analysis

June 30, 2004 and 2003

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

Future Reporting Requirements

FIN 46

In January 2003, the FASB issued FASB Interpretation No. (FIN) 46, Consolidation of Variable Interest Entities. This interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the interpretation. In December 2003, the FASB issued a revision to FIN 46 (FIN 46R) to clarify some of the provisions of FIN 46 and to exempt certain entities from its requirements. FIN 46 is effective for public entities that have interests in structures that are commonly referred to as special-purpose entities for periods ending after December 15, 2003 or, for S-B filers like the Company, for periods ending after December 31, 2004.

Adoption of FIN 46R will result in deconsolidation of the Company’s trust preferred subsidiary, AF Capital Trust. Upon deconsolidation, the junior subordinated debentures issued by the Company to the Trust will be included in long-term debt (instead of the Capital securities) and the Company’s equity interest in the trust will be included in other assets. If this Trust was deconsolidated as of June 30, 2004, the effect on the Company’s statement of financial condition would be an increase in other assets of $155,000 with a corresponding increase in long-term debt. The deconsolidation of the trust will not materially impact net income.

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

Subsequent Events

James A. Todd, the President and Chief Executive Officer of the Companies, was terminated for cause pursuant to his employment agreements with the Companies, effective July 8, 2004. The termination followed and is based upon an investigation authorized by the Boards of Directors of the Companies. Mr. Todd has threatened litigation in this matter. However, the Companies believe that any such litigation will be without merit and the Companies plan to defend vigorously any such litigation.

Since Mr. Todd was suspended and placed on leave with pay effective June 2, 2004, operations of the Companies have continued in the ordinary course, with Chief Financial Officer Melanie Miller serving as Acting CEO. Ms. Miller will continue serving as Acting CEO of the Companies until further action by the Boards of Directors. Operations are expected to continue as normal.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Consolidated Statements of Financial Condition

June 30, 2004 and 2003

	2004	2003
Assets
Cash and cash equivalents:
Interest-bearing deposits	$2,498,878	$6,151,744
Noninterest-bearing deposits	5,175,174	7,920,274
Securities held to maturity (fair value $529,000 in 2004 and $100,000 in 2003)	529,000	100,000
Securities available for sale	4,315,066	7,596,814
Federal Home Loan Bank stock	1,657,200	1,057,300
Loans	182,734,177	157,368,574
Less allowance for loan losses	(1,245,018)	(1,110,684)

Loans receivable, net	181,489,159	156,257,890

Real estate owned	—	43,000
Office properties and equipment, net	11,515,179	8,691,947
Accrued interest receivable on loans	855,408	787,675
Accrued interest receivable on investment securities	66,402	77,833
Prepaid expenses and other assets	1,560,688	1,342,633
Deferred income taxes, net	280,577	349,223
Goodwill	1,676,446	1,596,446

Total assets	$211,619,177	$191,972,779

Liabilities and Stockholders’ Equity
Liabilities:
Savings deposits	$157,433,544	$149,571,086
Notes payable	1,197,806	1,140,296
Note payable – ESOP	70,420	107,420
Advances from Federal Home Loan Bank	33,143,754	21,145,669
Accounts payable and other liabilities	1,764,907	1,568,612
Redeemable common stock held by the ESOP, net of unearned ESOP shares	534,750	479,412
Capital securities	5,000,000	5,000,000

Total liabilities	199,145,181	179,012,495

Commitments and contingencies
Stockholders’ equity:
Common stock, par value $.01 per share; authorized 5,000,000 shares; 1,053,678 shares issued and 1,049,838 shares outstanding at 2004 and 2003	10,537	10,537
Additional paid-in capital	4,653,933	4,619,570
Retained earnings, substantially restricted	7,874,017	8,346,320
Accumulated other comprehensive income	10,389	58,737

	12,548,876	13,035,164
Less cost of 3,840 shares of treasury stock	(74,880)	(74,880)

Total stockholders’ equity	12,473,996	12,960,284

Total liabilities and stockholders’ equity	$211,619,177	$191,972,779

See Notes to Consolidated Financial Statements

Consolidated Statements of Income (Loss)

Years ended June 30, 2004 and 2003

	2004	2003
Interest and dividend income:
Loans	$10,398,702	$10,580,406
Investment securities	241,959	358,281
Interest-bearing deposits	42,931	72,721

Total interest and dividend income	10,683,592	11,011,408

Interest expense:
Savings deposits	2,702,583	3,450,679
Federal Home Loan Bank advances	1,129,778	1,053,315
Notes payable	58,546	68,639
Capital securities	513,904	512,786

Total interest expense	4,404,811	5,085,419

Net interest income	6,278,781	5,925,989
Provision for loan losses:	668,000	242,700

Net interest income after provision for loan losses	5,610,781	5,683,289

Noninterest income:
Insurance commissions	2,375,598	2,418,375
Gain on sale of investments available for sale	—	6,998
Other	1,515,976	1,178,679

Total noninterest income	3,891,574	3,604,052

Noninterest expense:
Compensation and employee benefits	5,508,835	4,876,450
Occupancy and equipment	1,267,694	1,135,892
Computer processing charges	627,253	537,122
Other	2,529,542	2,106,291

Total noninterest expense	9,933,324	8,655,755

Income (loss) before income taxes	(430,969)	631,586
Income taxes (benefit):	(122,715)	256,122

Net income (loss)	$(308,254)	$375,464

Basic earnings (loss) per share	$(0.30)	$0.36

Diluted earnings (loss) per share	$(0.30)	$0.36

Basic weighted average shares outstanding	1,041,091	1,041,239

Diluted weighted average shares outstanding	1,041,091	1,041,239

Cash dividends per share	$0.20	$0.20

See Notes to Consolidated Financial Statements

Consolidated Statements of Stockholders’ Equity

Years ended June 30, 2004 and 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders’ Equity
Balance, June 30, 2002	$10,537	$4,602,930	$8,200,866	$37,350	$(74,880)	$12,776,803
Transfer to redeemable common stock net of unearned ESOP shares	—	—	(88,173)	—	—	(88,173)
ESOP contribution	—	16,640	37,037	—	—	53,677
Cash dividend, $.20 per share	—	—	(178,874)	—	—	(178,874)
Net income	—	—	375,464	—	—	375,464
Other comprehensive income, net of tax:
Unrealized holding gains arising during period, net of taxes of $11,005	—	—	—	25,647	—	—
Less: reclassification adjustment for gains included in net income, net of taxes of $2,738	—	—	—	4,260	—	—

Other comprehensive income	—	—	—	21,387	—	21,387

Comprehensive income						396,851

Balance, June 30, 2003	10,537	4,619,570	8,346,320	58,737	(74,880)	12,960,284
Transfer to redeemable common stock net of unearned ESOP shares	—	—	(55,338)	—	—	(55,338)
ESOP contribution	—	34,363	37,037	—	—	71,400
Cash dividend, $.20 per share	—	—	(145,748)	—	—	(145,748)
Net loss	—	—	(308,254)	—	—	(308,254)
Other comprehensive loss, net of tax:
Unrealized holding loss arising during period, net of tax benefit of $31,061	—	—	—	(48,348)	—	(48,348)

Comprehensive loss						(356,602)

Balance, June 30, 2004	$10,537	$4,653,933	$7,874,017	$10,389	$(74,880)	$12,473,996

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

Years ended June 30, 2004 and 2003

	2004	2003
Cash flows from operating activities
Net income (loss)	$(308,254)	$375,464
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Provision for loan losses	668,000	242,700
Gain on sale of investments available for sale	—	(6,998)
Depreciation	885,163	781,836
Amortization of deferred loan fees	(131,777)	(233,993)
ESOP expense	71,400	53,676
Deferred income taxes	99,707	97,062
Change in operating assets and liabilities:
Accrued interest receivable	(56,302)	120,200
Accrued interest payable	36,710	154,870
Prepaid expenses and other assets	(133,835)	248,125
Accounts payable and other liabilities	154,760	(195,946)

Net cash provided by operating activities	1,285,572	1,636,996

Cash flows from investing activities
Increase in Federal Home Loan Bank stock	(599,900)	(7,900)
Purchases of investments held to maturity	(1,099,000)	—
Proceeds from maturities of investments held to maturity	670,000	—
Purchases of securities available for sale	(2,000,000)	(3,730,118)
Proceeds from principal repayment and maturities of securities available for sale	5,156,158	5,677,667
Process from sale of securities available for sale	—	756,998
Net originations of loans receivable	(25,789,637)	(12,766,646)
Investment in insurance agency	(80,000)	19,000
Purchases of office properties and equipment	(3,728,434)	(3,508,975)
Proceeds from sale of real estate owned	47,145	273,520

Net cash used in investing activities	(27,423,668)	(13,286,454)

Cash flows from financing activities
Net increase in savings deposits	7,867,283	12,643,360
FHLB advances, net	11,998,085	2,235,745
Notes payable (repayments), net	20,510	(198,328)
Dividends paid	(145,748)	(178,874)

Net cash provided by financing activities	19,740,130	14,501,903

Net increase (decrease) in cash and cash equivalents	(6,397,966)	2,852,445
Cash and cash equivalents
Beginning	14,072,018	11,219,573

Ending	$7,674,052	$14,072,018

Consolidated Statements of Cash Flows

Years ended June 30, 2004 and 2003

	2004	2003
Supplemental disclosures of cash flow information
Cash payments for:
Interest	$4,368,101	$4,919,009
Income taxes	78,760	302,250
Supplemental disclosure of noncash investing and financing activities
Net change in unrealized gain (loss) on securities available for sale, net of tax	$(48,348)	$21,387
Transfer from loans receivable to real estate owned	22,145	237,948
Fair value of ESOP shares in excess of unearned ESOP shares	(18,302)	(51,137)
Transfer from retained earnings to ESOP redeemable common stock	(55,338)	(88,173)

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business

AF Financial Group (the “Company”) is a federally chartered thrift holding company which owns 100% of the common stock of AF Bank (the “Bank”), AF Insurance Services, Inc. and AF Brokerage, Inc. The Company also owns 100% of AF Capital Trust 1. The Company has no operations and conducts no business of its own other than ownership of its subsidiaries. The Bank is a federally chartered stock savings bank, which conducts business from its main office located in West Jefferson, North Carolina and seven branches in Sparta, Jefferson, Boone, Warrensville, and West Jefferson, North Carolina. The principal activities of the Bank consist of obtaining savings deposits and providing credit to customers in its primary market area, Ashe, Alleghany and Watauga Counties. On April 15, 1996, the Board of Directors of the Bank adopted a Plan of Reorganization and related Stock Issuance Plan pursuant to which the Bank exchanged its federal mutual savings bank charter for a federal stock savings bank charter, conducted a minority stock offering, and formed AsheCo, M.H.C., a mutual holding company which owned 53.8% of the common stock issued by the Bank. The Bank conducted its minority stock offering in July and August of 1996 and the closing occurred on October 4, 1996. The Bank sold 461,779 shares of common stock in the minority stock offering, including 36,942 shares sold to its Employee Stock Ownership Plan (the “ESOP”), and issued 538,221 shares to the mutual holding company.

On June 16, 1998, the Board of Directors approved the formation of a mid-tier federal thrift holding company, AF Bankshares, Inc., which became the 100% owner of the Bank in a stock swap with AsheCo, M.H.C., which was accounted for similar to a pooling of interests. At the Company’s annual meeting held on November 4, 2002, stockholders approved a resolution to change the Company’s name from AF Bankshares, Inc. to AF Financial Group. At June 30, 2004, AsheCo, M.H.C.’s ownership of AF Financial Group equaled 51.27%. No changes in AsheCo, M.H.C.’s ownership of AF Financial Group occurred during the year ended June 30, 2004.

On July 1, 1997, the Bank purchased two insurance agencies to form AF Insurance Services, Inc., which became a wholly owned subsidiary of the Bank. A plan of reorganization was completed during the year ended June 30, 1999 and AF Insurance Services, Inc. became a wholly owned subsidiary of AF Financial Group. During the fiscal years ended June 30, 1999, 2000, 2001, 2002 and 2004, AF Insurance Services, Inc. purchased additional insurance agencies. AF Insurance Services, Inc. operates from its main office in West Jefferson, North Carolina and branch offices in Lenoir, North Wilkesboro, Jefferson, Elkin, Boone, Sparta and West Jefferson, North Carolina. The transactions were recorded under the purchase method of accounting.

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

Principles of consolidation

The consolidated financial statements include the accounts of AF Financial Group and its wholly owned subsidiaries, AF Bank, AF Insurance Services, Inc., AF Brokerage, Inc, and AF Capital Trust 1. All significant intercompany transactions and balances have been eliminated in consolidation.

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

Certain amounts in the financial statements for the year ended June 30, 2003 have been reclassified to conform to the presentation of the financial statements for the year ended June 30, 2004. The reclassifications had no effect on net income or stockholders’ equity as previously reported.

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

Management classifies all debt securities and certain equity securities as trading, available for sale, or held to maturity as individual investment securities are acquired, and thereafter the appropriateness of such classification is reassessed at each statement of financial condition date. Because the Company does not buy investment securities in anticipation of short-term fluctuations in market prices, none of the investment securities are classified as trading in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115. All securities have been classified as either available for sale or held to maturity.

Securities available for sale

Securities classified as available for sale are those securities that the Company intends to hold for an indefinite period of time but, in the case of debt securities, not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company’s assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value. Premiums and discounts are amortized using the interest method over the securities’ contractual lives. Unrealized gains or losses are reported as increases or decreases in equity, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in income.

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

Investment in Federal Home Loan Bank stock

The Bank, as a member of the Federal Home Loan Bank (FHLB) system, is required to maintain an investment in capital stock of the FHLB in an amount equal to the greater of $500 or 1% of its outstanding home loans or 5% of advances from the FHLB. No ready market exists for the FHLB stock, it has no quoted market value and it is carried at cost. The FHLB stock also collateralizes the Company’s borrowings from the FHLB.

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

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies, continued

Presold mortgages in process of settlement

As a part of normal business operations, the Bank originates residential mortgage loans that have been pre-approved by secondary investors. The terms of the loans are set by the secondary investors and are transferred to them at par within several weeks of the Bank initially funding the loan. The Bank receives origination fees from borrowers. Between the initial funding of the loans by the Bank and the subsequent reimbursement by the investors, the Bank carries the loans on its statement of financial condition at cost. These loans amount to $1,333,600 and $1,189,096 at June 30, 2004 and 2003, respectively.

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

Office properties and equipment

Office properties and equipment are stated at cost less accumulated depreciation computed principally by the straight-line method over estimated useful lives of 15 years for land improvements, 30 years for buildings, 7 years for furniture, fixtures, equipment and automobiles, and 5 years for leasehold improvements. The Company has executed a contract with a general contractor to construct a Financial Center in Boone, North Carolina at a cost of approximately $5.4 million. The Company expects this facility to be completed in October 2004.

Goodwill

Goodwill is the cost of the investment by AF Insurance Services, Inc. in excess of the fair value of net tangible assets acquired at the date of purchase. On July 1, 2002, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Statement 142, Goodwill and Other Intangible Assets. Under the provisions of the Statement, on July 1, 2002, the Company eliminated the amortization of goodwill. On March 31, 2004, the Company had no impairment of goodwill, but will reevaluate the carrying value of goodwill annually. The Company expects to perform this reevaluation as of March 31 in each of its fiscal years.

Employee benefit plans

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

Additionally, the Company has implemented a qualified stock option plan authorizing the grant of up to 21,707 stock options to certain officers and directors, either in the form of incentive stock options or non-incentive stock options. As permitted under the generally accepted accounting principles, grants under the plan are accounted for following the provisions of Accounting Principles Board (“APB”) Opinion No. 25 and its related interpretations. Accordingly, no compensation cost has been recognized for grants made to date. All options were fully vested on December 8, 2001.

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

Off- statement of financial condition risk

The Bank is a party to financial instruments with off-statement of financial condition risk such as commitments to extend credit and home equity lines of credit. Management assesses the risk related to these instruments for potential losses on an ongoing basis. Such financial instruments are recorded when they are funded.

Earnings per share

SFAS No. 128, Earnings Per Share, requires the presentation of earnings per share by all entities that have common stock or potential common stock, such as options, warrants and convertible securities outstanding that trade in a public market. Basic per-share amounts are computed by dividing net income or loss (the numerator) by the weighted-average number of common shares outstanding (the denominator). Diluted per-share amounts assume the conversion, exercise or issuance of all potential common stock instruments unless the effect is to reduce the loss or increase the income per common share from continuing operations. For both computations, the number of shares of common stock purchased by the Company’s employee stock ownership plan which have not been allocated to participant accounts, are not assumed to be outstanding.

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

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies, continued

The fair value estimates presented are based on pertinent information available to management as of June 30, 2004 and 2003. Although management is not aware of any factors that would significantly affect the estimated fair value amount, such amounts have not been comprehensively revalued for purposes of these financial statements since those dates and therefore, current estimates of fair value may differ significantly from the amounts presented herein.

New accounting pronouncements

In March 2004, the Emerging Issues Task Force (“EITF”) released EITF Issue 03-01, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. The Issue provides guidance for evaluating whether an investment is other-than-temporarily impaired and requires certain disclosures with respect to these investments. The disclosure guidance is effective for years ending after December 15, 2003. The recognition and measurement guidance for other-than-temporary impairment is applicable for reporting periods beginning after June 15, 2004. The adoption of Issue 03-1 did not result in any other-than-temporary impairment.

On March 9, 2004, the SEC Staff issued Staff Accounting Bulletin No. 105, Application of Accounting Principles to Loan Commitments (“SAB 105”). SAB 105 clarifies existing accounting practices relating to the valuation of issued loan commitments, including interest rate lock commitments (“IRLC”), subject to SFAS No. 149 and Derivative Implementation Group Issue C13, Scope Exceptions: When a Loan Commitment is included in the Scope of Statement 133. Furthermore, SAB 105 disallows the inclusion of the values of a servicing component and other internally developed intangible assets in the initial and subsequent IRLC valuation. The provisions of SAB 105 were effective for loan commitments entered into after March 31, 2004. The adoption of SAB 105 did not have a material impact on the consolidated financial statements.

Notes to Consolidated Financial Statements

Note 2. Debt and Equity Securities

Debt and equity securities have been classified in the statements of financial condition according to management’s intent. The carrying amount of securities and approximate fair values as of June 30 were as follows:

	2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale securities:
Debt securities:
U.S. Government agency securities	$1,300,000	$1,248	$(1,405)	$1,299,843
Fannie Mae and Government National Mortgage Association	1,710,449	10,515	(14,876)	1,706,088
Municipals	286,436	13,960	—	300,396
Equity securities:
Mutual funds	1,000,000	3,660	(79,743)	923,917
Federal Home Loan Mortgage Corporation common stock	1,117	83,705	—	84,822

	$4,298,002	$113,088	$(96,024)	$4,315,066

Held to maturity securities:
Debt securities:
Federal Home Loan Bank	$100,000	$—	$—	$100,000
Certificates of deposit	429,000	—	—	429,000

	$529,000	$—	$—	$529,000

	2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale securities:
Debt securities:
U.S. Government agency securities	$3,235,000	$35,399	$—	$3,270,399
Fannie Mae and Government National Mortgage Association	2,978,510	24,253	(1,064)	3,001,699
Municipals	285,714	21,732	—	307,446
Equity securities:
Mutual funds	1,000,000	15,477	(66,239)	949,238
Federal Home Loan Mortgage Corporation common stock	1,117	66,915	—	68,032

	$7,500,341	$163,776	$(67,303)	$7,596,814

Held to maturity securities:
Debt securities:
Federal Home Loan Bank	$100,000	$—	$—	$100,000

Notes to Consolidated Financial Statements

Note 2. Debt and Equity Securities, continued

The amortized cost and estimated fair value of debt securities at June 30, 2004, by contractual maturity, are shown below. Fannie Mae and Government National Mortgage Association securities are not included in the maturity categories because they do not have a single maturity date. Additionally, equity securities and mutual funds are not included in the maturity categories because they do not have contractual maturities.

	Held to maturity securities:		Available for sale securities:
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within one year	$429,000	$429,000	$—	$—
Due from one year to five years	100,000	100,000	—	—
Due from five to ten years	—	—	1,300,000	1,299,843
Due after ten years	—	—	286,436	300,396
Fannie Mae and Government National Mortgage Association debt securities	—	—	1,710,449	1,706,088
Mutual funds	—	—	1,000,000	923,917
Equity securities	—	—	1,117	84,822

	$529,000	$529,000	$4,298,002	$4,315,066

Sales of securities are summarized as follows for the years ended June 30:

	2004	2003
Proceeds from sale of securities available for sale	$—	$756,998
Gross realized gain on sale of securities available for sale	—	(6,998)

Cost of securities sold	$—	$750,000

The Bank has pledged securities with a fair value of $100,000 at June 30, 2004 as collateral on the treasury tax and loan account.

Notes to Consolidated Financial Statements

Note 2. Debt and Equity Securities, continued

The following table shows investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at June 30, 2004. These unrealized losses on investment securities are a result of volatility in the market during 2004 and relate to one federal agency security, five mortgage-backed securities, and two mutual funds. All unrealized losses on investment securities are considered by management to be temporary given the credit ratings and/ or histories on these investment securities and the short duration of the unrealized loss.

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Securities available for sale:
U.S. government agencies	$498,595	$1,405	$—	$—	$498,595	$1,405
Mortgage-back securities	1,117,422	14,876	—	—	1,117,422	14,876
Mutual funds	196,899	3,102	523,358	76,641	720,257	79,743

Total temporarily impaired securities	$1,812,916	$19,383	$523,358	$76,641	$2,336,274	$96,024

Note 3. Loans Receivable

Loans receivable at June 30, 2004 and 2003 consist of the following: (Dollars in thousands)

	2004	2003
One to four-family	$96,024	$88,725
Multifamily	5,728	6,226
Non-residential	28,958	18,873
Land	13,906	7,961
Construction loans	14,203	9,383
Commercial loans	12,626	15,186
Consumer loans	11,512	11,227

	182,957	157,581
Less:
Deferred loan fees	223	212
Allowance for loan losses	1,245	1,111

	$181,489	$156,258

Notes to Consolidated Financial Statements

Note 3. Loans Receivable, continued

The following is an analysis of the allowance for loan losses for the years ended June 30:

	2004	2003
Balance, beginning	$1,110,684	$1,131,232
Provisions for loan losses	668,000	242,700
Charge-offs	(603,342)	(417,265)
Recoveries	69,676	154,017

Balance, ending	$1,245,018	$1,110,684

SFAS No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosure, requires that the Bank establish a specific allowance on impaired loans and disclosure of the Bank’s method of accounting for interest income on impaired loans. The Company considers all loans delinquent more than 90 days to be impaired and such loans amounted to approximately $518,801 and $442,696 at June 30, 2004 and 2003, respectively. These loans are primarily collateral dependent and management has determined that the underlying collateral value is in excess of the carrying amounts. As a result, the Company has determined that specific allowances on these loans are not required. The Company established reserves for uncollectible interest totaling $3,538 and $8,615 at June 30, 2004 and 2003, respectively.

Loan activity to officers and directors of the Company during the years ended June 30, 2004 and 2003 is summarized as follows:

	2004	2003
Balance, beginning	$3,215,408	$3,398,478
Disbursements	1,948,547	1,178,795
Payments received	(1,170,783)	(1,361,865)

Balance, ending	$3,993,172	$3,215,408

Mortgage loans serviced for others consist of loans sold to Fannie Mae and are not included in the accompanying statements of financial condition. Mortgage loan portfolios serviced for Fannie Mae were $57,642,348 and $47,543,300 at June 2004 and 2003, respectively.

There were $1,333,600 outstanding commitments to sell loans as of June 30, 2004.

Note 4. Office Properties and Equipment

Office properties and equipment at June 30 consist of the following:

	2004	2003
Land and land improvements	$2,448,444	$2,410,797
Buildings	8,373,369	5,206,160
Furniture, fixtures, equipment and automobiles	3,838,575	3,485,905
Leasehold improvements	583,646	563,433

	15,244,034	11,666,295
Accumulated depreciation	(3,728,855)	(2,974,348)

	$11,515,179	$8,691,947

Notes to Consolidated Financial Statements

Note 5. Savings Deposits

Savings deposits at June 30 consist of the following:

	2004	2003
Interest bearing checking accounts at 0.49% (2004) and 0.59% (2003)	$22,723,918	$18,893,034
Commercial and free checking (noninterest bearing)	13,792,425	12,771,743
Savings accounts at 1.12% (2004) and 1.64% (2003)	42,494,831	43,474,344
Money market demand accounts at 0.48% (2004) and 0.82% (2003)	1,646,249	1,304,606

	80,657,423	76,443,727

Certificates of deposit weighted average rate of 2.55% (2004) and 3.13% (2003)
Up to 6.00%	74,727,044	70,591,772
6.00% to 7.50%	1,708,880	2,190,565

	76,435,924	72,782,337

Accrued interest payable	340,197	345,022

	$157,433,544	$149,571,086

Weighted average cost of savings deposits	1.62%	2.09%

At June 30, 2004, scheduled maturities of certificates of deposit are as follows:

	2005	2006	2007	2008	After	Total
0.40% to 5.99%	$63,646,541	$8,153,564	$1,689,994	$615,855	$621,090	$74,727,044
6.00% to 7.50%	204,936	1,503,944	—	—	—	1,708,880

	$63,851,477	$9,657,508	$1,689,994	$615,855	$621,090	$76,435,924

The aggregate amount of jumbo certificates of deposit with a denomination of greater than $100,000 was $21,368,195 and $20,266,914 at June 30, 2004 and 2003, respectively. At June 30, 2004, scheduled maturities of jumbo certificates of deposit are as follows:

	Amount	Weighted Average Rate
Maturity period:
Within three months	$6,315,239	2.49%
Three through six months	5,299,181	2.27
Six through twelve months	6,361,048	2.75
Over twelve months	3,392,727	4.85

	$21,368,195	2.89%

Eligible savings accounts are insured to $100,000 by the Savings Association Insurance Fund (SAIF) which is administered by the Federal Deposit Insurance Corporation (FDIC).

Notes to Consolidated Financial Statements

Note 5. Savings Deposits, continued

Interest expense on savings deposits consists of the following for the years ended June 30:

	2004	2003
Interest-bearing checking accounts	$122,264	$200,690
Savings accounts	543,004	781,767
Certificate accounts	2,037,315	2,468,222

	$2,702,583	$3,450,679

Note 6. Notes Payable and Federal Home Loan Bank Advances

Notes payable consist of the following at June 30:

	2004	2003
Note payable to AsheCo, M.H.C. at the FHLB overnight rate (1.70% at June 30, 2004).	$150,000	$—
Note payable, due in monthly installments of $7,808 including interest at the bank’s prime rate of 4.00% (4.25% at June 30, 2003) with a balloon payment due November 6, 2005. Collateralized by insurance expirations and the right to renew them.	347,806	440,296
Notes payable, unsecured, due in quarterly interest only installments at 5.50% through December 1, 2004, at which time repayments of principal and interest will commence over a period of 60 months with first payment due on January 1, 2005.	700,000	700,000

	$1,197,806	$1,140,296

FHLB advances consist of the following:

	2004	2003
Balance outstanding	$33,143,754	$21,145,669
Interest rate range	1.03%-6.87%	3.50%-6.87%
Weighted average interest rate at June 30	3.76%	5.00%
Maximum amount outstanding at any month end	33,143,754	25,146,999
Average amount outstanding	23,345,330	21,440,089
Interest expense	1,129,778	1,053,315
Weighted average interest rate during the year ended June 30	4.53%	4.90%

As of June 30, 2004, the Company had a $1,500,000 outstanding letter of credit from the FHLB used to collateralize public deposits.

Notes to Consolidated Financial Statements

Note 6. Notes Payable and Federal Home Loan Bank Advances, continued

Notes payable are due in future years as follows:

Year ending June 30,	Amount
2005	$567,806
2006	140,000
2007	140,000
2008	140,000
2009	140,000
Thereafter	70,000

$1,197,806

FHLB advances are due in future years as follows:

Year Ending June 30,	Amount
2005	$5,000,000
2006	—
2007	5,143,754
2008	—
2009	2,000,000
Thereafter	21,000,000

$33,143,754

Note 7. Capital Securities

On July 16, 2001, AF Capital Trust I (the “Trust”), a Delaware business trust formed by the Company, completed the sale of $5.0 million of 10.25% Capital Securities (liquidation amount of $1,000 per security) (the “Capital Securities”) in a private placement as part of a pooled capital securities transaction. The Trust also issued common securities to the Company and used the net proceeds from the offering to purchase a like amount of 10.25% Junior Subordinated Deferrable Interest Debentures (the “Subordinated Debentures”) of the Company. The Subordinated Debentures are the sole assets of the Trust and are eliminated, along with the related income statement effects, in the consolidated financial statements of the Company. The Company has contributed $3.0 million of the proceeds from the sale of the Subordinated Debentures to the Bank as Tier I Capital to support the Bank’s growth. Total expenses associated with the offering of $175,421 at June 30, 2004 were included in other assets and are being amortized on a straight-line basis over the life of the Subordinated Debentures.

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

Notes to Consolidated Financial Statements

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

The Office of Thrift Supervision (OTS) regulations require institutions to maintain amounts and ratios of total and Tier 1 capital to risk-weighted assets and Tier 1 capital to average assets. At June 30, 2004 and 2003, the Company and the Bank exceeded all of the capital requirements.

Notes to Consolidated Financial Statements

Note 8. Stockholders’ Equity, continued

As of June 30, 2004, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since that notification that management believes have changed the Bank’s category.

	Actual		Minimum Capital Requirement		Minimum to be well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
June 30, 2004:
Total Capital to Risk Weighted Assets:
Consolidated	$17,071	10.2%	$13,626	8.0%	$—	—%
Bank	$18,257	10.9%	$13,407	8.0%	$16,759	10.0%
Tier 1 Capital to Risk Weighted Assets:
Consolidated	$13,485	8.0%	$6,813	4.0%	$—	—%
Bank	$16,974	10.1%	$6,703	4.0%	$10,055	6.0%
Tier 1 Capital to Average Assets:
Consolidated	$13,485	6.8%	$7,977	4.0%	$—	—%
Bank	$16,974	8.6%	$7,893	4.0%	$9,866	5.0%
June 30, 2003:
Total Capital to Risk Weighted Assets:
Consolidated	$17,445	12.4%	$11,259	8.0%	$—	—%
Bank	$18,015	12.9%	$11,177	8.0%	$13,971	10.0%
Tier 1 Capital to Risk Weighted Assets:
Consolidated	$14,131	10.0%	$5,630	4.0%	$—	—%
Bank	$16,875	12.1%	$5,588	4.0%	$8,382	6.0%
Tier 1 Capital to Average Assets:
Consolidated	$14,131	7.6%	$7,445	4.0%	$—	—%
Bank	$16,876	9.2%	$7,340	4.0%	$9,175	5.0%

Under the conversion regulations the Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank’s equity to be reduced below (1) the amount required for the liquidation account; or (2) the net worth requirements imposed by the OTS.

Notes to Consolidated Financial Statements

Note 9. Employee Pension and Incentive Plans

The Company has profit-sharing plans for the benefit of substantially all employees. Contributions are discretionary and totaled $4,395 and $61,908 for the years ended June 30, 2004 and 2003, respectively.

In addition, the Company has 401(k) retirement plans which contain provisions for specified matching contributions by the Company. The Company funds contributions as they accrue and 401(k) plan expense amounted to $104,138 and $89,690 for the years ended June 30, 2004 and 2003, respectively.

Note 10. Employee Stock Ownership Plan

As part of the reorganization, the Company established an ESOP to benefit substantially all employees. The ESOP purchased 36,942 shares of common stock with the proceeds from a loan from a third party financial institution. The note requires annual principal payments of $28,845 plus quarterly interest at the lending institution’s prime rate (4.25% at June 30, 2004). The Company is expected to make quarterly contributions to the ESOP in amounts sufficient to allow the ESOP to make its scheduled principal and interest payments on the note. The ESOP shares are pledged as collateral for the debt. As the debt is repaid, shares are released from collateral and allocated to active employees, based on proportion of debt service paid in the year. The debt of the ESOP is recorded as debt in the Company’s accompanying statement of financial condition.

At June 30, 2004, future principal payments are due as follows:

Year Ending June 30:	Amount
2005	$28,845
2006	28,845
2007	12,730

Excluding interest, expense of $71,400 and $53,676 during 2004 and 2003, respectively, has been incurred in connection with the ESOP. The expense includes, in addition to the cash contribution necessary to fund the ESOP, $34,363 in 2004 and $16,640 in 2003, which represents the difference between the fair value of the shares which have been released or committed to be released to participants, and the cost of these shares to the ESOP. The Company has charged this amount to paid-in capital in accordance with the provisions of AICPA Statement of Position 93-6.

At June 30, 2004 and 2003, 29,900 and 26,200 shares, respectively, held by the ESOP have been released or committed to be released to the plan’s participants for purposes of computing earnings per share. The fair value of the unallocated shares amounted to approximately $116,200 and $171,900 at June 30, 2004 and 2003, respectively.

The Bank has also recorded, through a reduction in retained earnings, a liability for a put back option, which represents the excess of the fair market value of the total number of ESOP shares over the original cost of the unallocated ESOP shares. The liability recorded under the put back option was $534,750 and $479,412 at June 30, 2004 and 2003, respectively.

Notes to Consolidated Financial Statements

Note 11. Deferred Compensation and Retirement Plan Agreements

The Bank has an unfunded deferred compensation agreement providing retirement, disability, and death benefits for directors. Vested benefits under the agreements are payable in monthly installments over a ten-year period upon the director’s death, disability or retirement. The Bank also has a retirement plan for members of the Board of Directors. The Plan states that outside directors with at least ten years of service will receive an amount equal to their annual retainer for ten years after their retirement from the Board. The liability for the benefits is being accrued over the terms of active service of the directors. The amount charged to expense under these plans amounted to $54,880 and $53,569 for the years ended June 30, 2004 and 2003, respectively.

The Company has entered into a salary continuation agreement with its executive officer. Under this agreement, the executive will be paid monthly amounts of $5,532, after retirement for a period of forty-three years. This agreement also provides for benefits upon death, disability, a change of control and early retirement. AF Financial Group maintained a similar agreement for its former CEO, who was terminated for cause on July 8, 2004. Management does not believe there is any liability associated with this agreement.

Note 12. Stock Option Plan

The Company’s stockholders approved the Bank’s Stock Option Plan (the “Plan”) on December 8, 1997. The stock option plan provides for the issuance of up to 21,707 stock options to certain officers and directors in the form of incentive stock options or non-incentive stock options. The exercise price of the stock options may not be less than the fair market value of the Company’s common stock at the date of grant.

At June 30, 2004, 21,707 options have been granted at an exercise price of $18.50, of which 21,707 options are fully vested and therefore currently exercisable. No options have been exercised to date and all options granted are outstanding at June 30, 2004.

Note 13. Income Tax Matters

Under the Internal Revenue Code, the Bank is allowed a special bad debt deduction related to additions to tax bad debt reserves established for the purpose of absorbing losses. The Bank is required to compute such deductions using an experience method. The Bank’s tax bad debt deduction was $533,665 and $263,248 in 2004 and 2003, respectively.

Deferred taxes have been provided for certain increases in the Bank’s tax bad debt reserves subsequent to 1987 which are in excess of additions to recorded loan loss allowances. At June 30, 2004, retained earnings contain certain historical additions to bad debt reserves for income tax purposes of approximately $870,000, the balance at June 30, 1987, for which no deferred taxes have been provided because the Bank does not intend to use these reserves for purposes other than to absorb losses. If amounts which qualified as bad debt deductions are used for purposes other than to absorb bad debt losses or adjustments arising from the carryback of net operating losses, income taxes may be imposed at the then existing rates. The approximate amount of unrecorded deferred tax liability associated with these historical additions is approximately $340,000. In the future, if the Bank does not meet the income tax requirements necessary to permit the deduction of an allowance for bad debts, the Bank’s effective tax rate would increase to the maximum percent under existing law.

Notes to Consolidated Financial Statements

Note 13. Income Tax Matters, continued

The following provides the tax effects of temporary differences that gave rise to significant portions of the net deferred tax asset as of June 30:

	2004	2003
Deferred tax assets
Reserve for loan losses	$479,955	$428,213
Reserve for uncollected interest	1,364	3,321
Deferred compensation	358,143	299,515
Deferred loan fees	85,872	81,789
Other	41,204	2,085
State net economic loss carryforwards	22,670	25,400

	989,208	840,323
Less valuation allowance	(22,670)	(16,236)

	966,538	824,087

Deferred tax liabilities
Unrealized gain on securities available for sale	6,675	37,736
Depreciation	157,670	75,714
FHLB stock dividends	60,061	60,067
Prepaid expenses	86,172	—
Deferred loan fees	375,383	301,347

	685,961	474,864

Net deferred tax asset	$280,577	$349,223

During the year ended June 30, 2004, the Company recorded a valuation allowance of $6,434 on the deferred tax assets to reduce the total to an amount that management believes will ultimately be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. There was no other activity in the valuation allowance account during 2004 or 2003.

The provision for income taxes charged to operations for the years ended June 30, 2004 and 2003 consists of the following:

	2004	2003
Current	$(222,422)	$145,326
Deferred	99,707	110,796

Income tax expense (benefit)	$(122,715)	$256,122

Notes to Consolidated Financial Statements

Note 13. Income Tax Matters, continued

A reconciliation of income taxes computed at the statutory federal income tax rate to the income tax provision follows:

	2004		2003
	Amount	Percent	Amount	Percent
Tax at statutory rate	$(146,530)	(34.0)%	$214,739	34.0%
State tax, net of federal benefit	25,332	5.9	50,326	8.0
Municipal interest income	(18,411)	(4.4)	(34,988)	(5.5)
Permanent differences	12,715	3.0	27,373	4.2
Other	4,179	1.0	(1,328)	(0.1)

Total	$(122,715)	(28.5)%	$256,122	40.6%

Note 14. Other Noninterest Income and Expense

The major components of other noninterest income for the years ended June 30, 2004 and 2003 are as follows:

	2004	2003
Service charges on deposit accounts	$558,192	$475,783
Cardholder and merchant services income	244,557	205,689
Brokerage fees and commissions	177,173	223,373
Mortgage income	175,477	136,408
Other	360,577	137,426

Total	$1,515,976	$1,178,679

The major components of other noninterest expense for the years ended June 30, 2004 and 2003 are as follows:

	2004	2003
Cleaning, postage and office supplies	$340,151	$354,264
Advertising and promotion	171,690	159,837
Travel, meals, dues and subscriptions	244,348	215,584
Telephone and utilities	247,579	233,645
Training	116,132	171,247
Fees and charges	216,045	177,305
Professional fees and contracted services	561,298	308,380
Other	632,299	486,029

Total	$2,529,542	$2,106,291

Notes to Consolidated Financial Statements

Note 15. Commitments and Contingencies

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

A summary of the contract amount of the Bank’s exposure to off-statement of financial condition risk, except for undisbursed construction loan funds, is as follows at June 30, 2004:

Notional Amount
Financial instruments whose contract amounts represent credit risk:
Undisbursed home equity lines of credit	$9,104,651
Undisbursed consumer lines of credit	3,875,508
Undisbursed commercial lines of credit	4,512,900
Letters of credit	473,800
Commitments outstanding to originate loans	1,031,045

The Bank evaluates each customer’s credit worthiness on a case-by-case basis. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Home equity lines of credit have variable rates based on the prime rate of interest. Home equity lines are reassessed every five years. Because many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The collateral obtained by the Bank upon extension of credit is based on management’s credit evaluation of the customer. The collateral held is the underlying real estate. Commercial lines of credit have variable rates tied to prime and are reassessed on an annual basis. Prime at June 30, 2004 was 4.00%.

The Company has entered into operating leases for AF Bank branch locations in Warrensville, Sparta and Boone, North Carolina, and also a branch inside Wal-Mart in West Jefferson, North Carolina, and for AF Insurance branches located in Boone, Elkin and Wilkesboro, North Carolina. These leases generally contain renewal options for periods ranging from two to five years and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases was $167,044 and $158,259 during 2004 and 2003.

Future minimum lease payments under noncancelable operating leases as of June 30, 2004 are:

Year Ending June 30:
2005	$128,270
2006	67,545
2007	61,920
2008	28,980
2009	18,000
After 2009	42,000

Total minimum lease payments	$346,715

The Company has executed a contract with a general contractor to construct the Financial Center in Boone, North Carolina at a cost of approximately $5.4 million. The Company expects the construction project to be completed in October 2004.

Notes to Consolidated Financial Statements

Note 16. Dividends Declared

On June 25, 2004, the Board of Directors of the Company declared a dividend of $0.05 a share for stockholders of record as of July 2, 2004 and payable on July 16, 2004. The dividends declared were accrued and reported in accounts payable and other liabilities in the June 30, 2004 Consolidated Statement of Financial Condition. AsheCo, MHC elected to waive the receipt of dividends declared during the quarters ended September 30, 2003, December 31, 2003 and March 31, 2004.

Note 17. Fair Value of Financial Instruments

The following table reflects a comparison of carrying amounts and the fair values of the financial instruments as of June 30, 2004 and 2003:

	2004		2003
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:
Cash
Interest-bearing	$2,498,878	$2,498,878	$6,151,744	$6,151,744
Noninterest-bearing deposits	5,175,174	5,175,174	7,920,274	7,920,274
Investments	4,844,066	4,844,066	7,696,814	7,696,814
Loans receivable, net	181,489,159	178,972,982	156,257,890	159,837,247
Accrued interest receivable	921,810	921,810	865,508	865,508
FHLB stock	1,657,200	1,657,200	1,057,300	1,057,300
Financial liabilities:
Deposits	157,433,544	156,375,461	149,571,086	149,035,141
Advances from FHLB	33,143,754	33,143,754	21,145,669	21,145,669
Notes payable	6,197,806	6,197,806	6,140,296	6,140,296
Notes payable, ESOP	70,420	70,420	107,420	107,420

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

Advances from FHLB, Notes payable and Note payable, ESOP: The fair value of the advances from FHLB, notes payable and note payable, ESOP is approximately equal to the carrying value of the liability.

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

Note 18. Mid-Tier Holding Company and Mutual Holding Company Data

The following are the condensed financial statements of AF Financial Group as of and for the years ended June 30, 2004 and 2003:

AF Financial Group

Condensed Balance Sheets

June 30, 2004 and 2003

	2004	2003
Assets
Non interest-bearing deposits	$8,241	$274,235
Investment in AF Bank	16,983,827	16,933,036
Investment in AF Insurance Services, Inc.	738,911	763,815
Investment in AF Brokerage, Inc.	227,894	273,793
Investment in AF Capital Trust 1	155,000	155,000
Property and equipment, net	14,688	27,009
Prepaid financing costs, net	175,421	181,898
Other assets	366,601	369,964

Total assets	$18,670,583	$18,978,750

Liabilities and Stockholders’ Equity
Liabilities
Accounts payable	$280,476	$270,693
Note payable	150,000	—
Note payable – ESOP	70,420	107,420
Deferred income taxes	5,941	5,941
Redeemable common stock held by the ESOP, net of unearned ESOP shares	534,750	479,412
Junior subordinated debentures	5,155,000	5,155,000

Total liabilities	6,196,587	6,018,466

Stockholders equity
Common stock	10,537	10,537
Additional paid-in capital	11,933,628	11,899,264
Retained earnings	594,322	1,066,626
Accumulated other comprehensive income	10,389	58,737

	12,548,876	13,035,164
Less cost of 3,840 shares of treasury stock	(74,880)	(74,880)

Total stockholders’ equity	12,473,996	12,960,284

Total liabilities and stockholders’ equity	$18,670,583	$18,978,750

Notes to Consolidated Financial Statements

Note 18. Mid-Tier Holding Company and Mutual Holding Company Data, continued

AF Financial Group

Condensed Statements of Income (Loss)

Years ended June 30, 2004 and 2003

	2004	2003
Interest and investment income	$—	$15,696
Equity in earnings of subsidiaries	328,335	999,812
Income tax credit	329,091	321,474
Professional fees	(311,555)	(234,327)
Interest expense	(514,596)	(512,786)
Other expense	(139,529)	(214,405)

Net income (loss)	$(308,254)	$375,464

AF Financial Group

Condensed Statements of Cash Flows

Years ended June 30, 2004 and 2003

	2004	2003
Cash Flows from Operating Activities:
Net income (loss)	$(308,254)	$375,464
ESOP expense	71,400	53,676
Deferred income taxes	—	896
Amortization of premium on investments	—	12,409
Gain on sale on investments available for sale	—	(4,487)
Depreciation and amortization	18,798	19,169
Change in assets and liabilities:
Equity in earnings of subsidiaries	(328,336)	(999,812)
Decrease in other assets	3,363	72,759
Increase (decrease) in accounts payable and other liabilities	9,783	(273,035)

Net cash used in operating activities	(533,246)	(742,961)

Cash Flows from Investing Activities:
Proceeds from sale of securities available for sale	—	504,487
Proceeds from sale of properties and equipment	—	1,784
Capitalization of AF Brokerage, Inc.	(50,000)	—
Capitalization of AF Insurance Services, Inc.	—	225,000
Capitalization of AF Bank	350,000	600,000

Net cash provided by investing activities	300,000	1,331,271

Cash Flows from Financing Activities:
Proceeds from note payable	150,000	—
Principal payments on notes payable	(37,000)	(126,823)
Cash dividends paid	(145,748)	(178,874)

Net cash used in financing activities	(32,748)	(305,697)

Net increase (decrease) in cash	(265,994)	282,613
Cash, beginning	274,235	(8,378)

Cash, ending	$8,241	$274,235

Notes to Consolidated Financial Statements

Note 18. Mid-Tier Holding Company and Mutual Holding Company Data, continued

The following are the condensed financial statements of the mutual holding company, AsheCo, M.H.C., as of and for the years ended June 30, 2004 and 2003:

AsheCo, M.H.C.

Condensed Balance Sheets

June 30, 2004 and 2003

	2004	2003
Assets
Interest-bearing deposits	$163,390	$307,356
Investment in AA&G, Inc.	261,304	220,684
Investment in AF Financial Group	6,395,418	6,644,736
Other assets	233,242	146,916

	$7,053,354	$7,319,692

Liabilities and Stockholders’ Equity
Liabilities
Accounts payable and other liabilities	$10,020	$3,000

Stockholders’ equity
Additional paid-in capital	5,753,979	5,845,255
Retained earnings	1,289,355	1,471,437

	7,043,334	7,316,692

	$7,053,354	$7,319,692

AsheCo, M.H.C.

Condensed Statements of Income (Loss)

Years ended June 30, 2004 and 2003

	2004	2003
Interest income	$2,424	$3,355
Equity in earnings (loss) of subsidiaries	(117,422)	242,853
Other expense	(67,083)	(75,609)

Net income (loss)	$(182,081)	$170,599

Notes to Consolidated Financial Statements

Note 18. Mid-Tier Holding Company and Mutual Holding Company Data, continued

AsheCo, M.H.C.

Condensed Statements of Cash Flows

Years ended June 30, 2004 and 2003

	2004	2003
Cash Flows from Operating Activities:
Net income (loss)	$(182,081)	$170,599
Equity in earnings (loss) of subsidiaries	117,422	(242,853)
Change in assets and liabilities:
(Increase) decrease in other assets	(86,327)	104,418
Increase in accounts payable	7,020	2,000

Net cash provided (used) in operating activities	(143,966)	34,164
Cash Flows from Investing Activities:
Dividends from AF Financial Group	—	80,733

Net increase (decrease) in cash	(143,966)	114,897
Cash, beginning	307,356	192,459

Cash, ending	$163,390	$307,356

Note 19. Segment Reporting

The Company has additional reportable segments: AF Bank, AF Insurance Services, Inc. and AF Brokerage, Inc. AF Bank is a federally chartered stock savings bank. The principal activities of the Bank consist of obtaining savings deposits and providing credit to customers in its primary market area. AF Insurance Services, Inc. and AF Brokerage, Inc. provide insurance and non-FDIC insured investment services respectively. Information about reportable segments, and reconciliation of such information to the consolidated financial statements as of and for the year ended June 30, 2004 and June 30, 2003 is as follows (dollars in thousands):

June 30, 2004	AF Financial Group	AF Bank	AF Insurance Services, Inc.	AF Brokerage Inc.	Inter- segment Elimination	Consolidated Totals
Interest income	$—	$10,691	$—	$—	$(8)	$10,683
Interest expense	514	3,835	63		(8)	4,404

Net interest income	(514)	6,856	(63)	—	—	6,279
Provision for loan losses	—	668	—	—	—	668

Net interest income after provision	(514)	6,188	(63)	—	—	5,611
Non-interest income	—	1,590	2,433	177	(309)	3,891
Non-interest expense	452	7,077	2,392	321	(309)	9,933

Income (loss) before income taxes	(966)	701	(22)	(144)	—	(431)
Income taxes	(329)	251	3	(48)	—	(123)

Net income (loss)	$(637)	$450	$(25)	$(96)	$—	$(308)

Assets	$230	$209,228	$2,302	$193	$(334)	$211,619

Notes to Consolidated Financial Statements

Note 19. Segment Reporting, continued

June 30, 2003	AF Financial Group	AF Bank	AF Insurance Services, Inc.	AF Brokerage Inc.	Inter- segment Elimination	Consolidated Totals
Interest income	$11	$11,006	$—	$2	$(8)	$11,011
Interest expense	512	4,513	68	—	(8)	5,085

Net interest income	(501)	6,493	(68)	2	—	5,926
Provision for loan losses	—	243	—	—	—	243

Net interest income after provision	(501)	6,250	(68)	2	—	5,683
Non-interest income	4	1,130	2,471	224	(225)	3,604
Non-interest expense	449	5,974	2,180	278	(225)	8,656

Income (loss) before income taxes	(946)	1,406	223	(52)	—	631
Income taxes	(321)	510	87	(20)	—	256

Net income (loss)	$(625)	$896	$136	$(32)	$—	$375

Assets	$525	$189,310	$2,446	$305	$(613)	$191,973

Independent Auditor’s Report

To the Board of Directors

AF Financial Group and Subsidiaries

West Jefferson, North Carolina

We have audited the accompanying consolidated statement of financial condition of AF Financial Group and subsidiaries as of June 30, 2004, and the related consolidated statements of income (loss), stockholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of AF Financial Group and subsidiaries as of and for the year ended June 30, 2003 were audited by other auditors whose report dated July 25, 2003 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AF Financial Group and subsidiaries as of June 30, 2004, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Charlotte, North Carolina
August 10, 2004

Corporate Information

Officers

Melanie Paisley Miller

Acting Chief Executive Officer, Chief Financial Officer, Executive Vice President, Secretary

Directors

Jimmy D. Reeves, Chairman	Jan R. Caddell, Vice Chairman, Lead Director
Partner in the law firm of Vannoy & Reeves PLLC	President and General Manager of Caddell Broadcasting, Inc.

Wayne R. Burgess	Kenneth R. Greene
Vice President and Manager of Burgess Furniture	Owner of Builders Mart of Ashe, Inc.

Claudia L. Kelley, Ph.D	Donald R. Moore
Associate Professor of Accounting at Appalachian State University	Restaurant Owner

Jerry L. Roten	Michael M. Sherman
Clerk of Superior Court of Ashe County	President and Chief Executive Officer of Zibra, LLC

James A. Todd	John D. Weaver
Former President and Chief Executive Officer of AF Financial Group and AF Bank	Vice President of Weaver Tree Farm, Inc.

Offices

Corporate Office

21 East Ashe Street

West Jefferson, NC 28694

AF Bank Offices	AF Brokerage Offices	AF Insurance Offices
205 S. Jefferson Avenue	206 S. Jefferson Avenue	206 S. Jefferson Avenue
West Jefferson, NC 28694	West Jefferson, NC 28694	West Jefferson, NC 28694

840 E. Main Street	1441 Mt. Jefferson Road	315 Main Street
Jefferson, NC 28640	West Jefferson, NC 28694	North Wilkesboro, NC 28659

4951 NC Hwy, 88 West	1675 Blowing Rock Road	324 Morganton Blvd, SW
Warrensville, NC 28693	Boone, NC 28607	Lenoir, NC 28645

381 South Main Street		381 South Main Street
Sparta, NC 28675		Sparta, NC 28675

1675 Blowing Rock Road		948 Johnson Ridge Road
Boone, NC 28607		Elkin, NC 28621

1489 Mt. Jefferson Road		1675 Blowing Rock Road
West Jefferson, NC 28694		Boone, NC 28607

1441 Mt. Jefferson Road		840 East Main Street
West Jefferson, NC 28694		Jefferson, NC 28607

1441 Mt. Jefferson Road
West Jefferson, NC 28694

Corporate Information, continued

STOCK TRANSFER AGENT	LEGAL COUNSEL
American Stock Transfer & Trust Company	Vannoy & Reeves PLLC
59 Maiden Lane	202 East Main Street
New York, New York 10038	West Jefferson, North Carolina 28694

INDEPENDENT AUDITORS	Thacher Proffitt & Wood LLP
Dixon Hughes PLLC	1700 Pennsylvania Avenue, Suite 800
6525 Morrison Blvd, Suite 516	Washington, DC 20006
Charlotte NC 28211-3563
FORM 10-KSB
ANNUAL MEETING	A copy of Form 10-KSB as filed with the U.S.
The 2004 annual meeting of stockholders of AF Financial	Securities and Exchange Commission will be
Group will be held on November 1, 2004 at 6 P.M. at the	furnished without charge to shareholders upon
Corporate Office of the Company, 21 East Ashe Street,	written request to Melanie P. Miller, Executive
West Jefferson, North Carolina 28694.	Vice President, AF Financial Group, 21 East
Ashe Street, Post Office Box 26, West
Jefferson, North Carolina 28694-0026. If you
prefer, you may obtain a copy without cost at
the SEC website (www.sec.gov).

COMMON STOCK

The Company had 1,049,838 shares of common stock outstanding at September 17, 2004, which are held by approximately 400 shareholders of record. The majority of the outstanding shares are held by the mutual holding company AsheCo, M.H.C. The remaining 511,617 shares are owned by minority shareholders including the Company’s ESOP. Shares are quoted on the OTC Electronic Bulletin Board under the symbol “ASFE.”

MARKET FOR THE COMMON STOCK

There is no established market for the Company’s common stock, excluding occasional quotations, although the Company’s common stock is quoted on the OTC Electronic Bulletin Board. The table below reflects the stock trading and dividend payment frequency of the Company for the years ended June 30, 2004 and 2003. For further information regarding the Company’s dividend policy and restrictions on dividends paid, please refer to Note 8 of the notes to the consolidated financial statements. Stock prices reflect bid prices between broker/dealer, prior to any markups, markdowns or commissions, is based upon information provided to management of the Company by certain securities firms effecting transactions in the Company’s stock on an ongoing basis, and may not necessarily represent actual transactions.

		Stock Price
2004	Dividends	High	Low
First quarter	$0.05	$20.30	$16.00
Second quarter	0.05	20.30	18.75
Third quarter	0.05	23.00	20.00
Fourth quarter	0.05	21.00	16.50

		Stock Price
2003	Dividends	High	Low
First quarter	$0.05	$14.40	$13.59
Second quarter	0.05	13.90	11.25
Third quarter	0.05	15.00	14.15
Fourth quarter	0.05	16.00	14.60